Santos

Annual Report 2008

'Our natural gas resources offer clean, reliable and abundant energy for Australia and Asia.'

David Knox Chief Executive Officer

David Lobb, Landholder Adviser, discussing development plans with Ross West and 'Louie' from the 'Roleen' property, Wallumbilla, eastern Queensland.



VISION AND STRATEGY

Santos' vision is to be a leading energy company for Australia and Asia through delivering the base business, tapping our resource riches, being a great place to work and doing it safely and sustainably to deliver a superior shareholder return.

The company has a robust strategy to achieve this through:

Reliable base business

- Eastern Australia: safe, reliable operations and market growth.
- Western Australia: exploit asset position.
- Indonesia: steady business with incremental growth.

Significant growth in LNG

- Gladstone LNG (GLNG®): transformational growth fuelled by Queensland coal seam gas.
- Papua New Guinea LNG: project underpinned by high quality gas reserves.
- Darwin LNG: mature brownfield LNG growth.

Focused growth in Asia

- Vietnam: develop Chim Sao field and exploration-led growth.
- India/Bangladesh: Bay of Bengal exploration-led growth.

Delivering to our employees

- Technical excellence.
- A collaborative workplace of capable and committed people.
- Opportunities to grow and innovate.

VALUES

We are a team that:

- **Discovers** – by opening our minds to new possibilities, thinking creatively and having the courage to learn from successes and failures, to take on new challenges, to capture opportunities and to resolve problems.
- **Delivers** – by taking personal responsibility and pride in our work to deliver timely, quality results that benefit Santos and help achieve our vision and strategy.
- **Collaborates** – by recognising the value and power in diversity of thought and communicating openly to understand the perspectives of others; demonstrating leadership by sharing what we know and respectfully challenging each other to achieve the best results for all.
- **Cares** – by taking the long-term view to build a sustainable future for our company, our people and the environments and communities in which we operate.



Santos

is an Australian company providing energy for Australia and Asia.

COMPANY PROFILE

Santos is an Australian oil and gas exploration and production company with high quality assets and projects throughout Australia and the Asia-Pacific region.

We supply over 20% of eastern Australia's domestic gas and produced 54.4 million barrels of oil equivalent in 2008. We have the largest Australian exploration portfolio by area of any company – 192,000 square kilometres.

Santos is developing a multi-billion-dollar project to build a liquefied natural gas (LNG) facility at Gladstone, Queensland – the world's first project to convert coal seam gas to LNG on a large scale. We are already a producer of LNG through the Darwin LNG project, which has been exporting to Japan since 2006.

Santos has more than 1,700 Australian-based employees working across its operations, and offices in Adelaide, Brisbane, Perth, Gladstone and Roma. The company has 170 staff in Jakarta, and country offices in Port Moresby, Hanoi, New Delhi and Bishkek.

HISTORY

Founded in 1954, our name was an acronym for South Australia Northern Territory Oil Search. Santos made its first significant discovery of natural gas in the Cooper Basin in 1963. The Moomba discovery in 1966 confirmed this region as a major petroleum province and enabled gas supplies to Adelaide to commence 40 years ago in 1969.

The 1980s saw Santos develop a major liquids business with the construction of a liquids recovery plant at Moomba and a fractionation and load-out facility at Port Bonython. During the 1990s Santos further expanded its interests in Australia and overseas.

Since 2000, the company has continued to build its business in South East Asia while developing an Asian-focused business through exploration investment.

In 2006, a significant milestone was reached with the first export of LNG from the Darwin LNG project.

Inside


LNG PROJECTS
14

AUSTRALIA
16

ASIA
18

With abundant gas resources underpinning our growth projects, Santos is uniquely placed to meet Australia and Asia's energy needs.

2008 operating and financial highlights

- SALES REVENUE UP 11% TO RECORD $2.8 BILLION; PRODUCTION OF 54.4 MMBOE WITHIN GUIDANCE.
- UNDERLYING NET PROFIT AFTER TAX UP 42% TO $572 MILLION.
- NET PROFIT AFTER TAX UP 359% TO RECORD $1.7 BILLION.
- FULL-YEAR DIVIDEND UP 5% TO 42 CENTS PER SHARE.
- PROVEN AND PROBABLE (2P) RESERVES EXCEED 1 BILLION BARRELS OF OIL EQUIVALENT.
- STRONG BALANCE SHEET: $1.6 BILLION OF CASH AND GEARING OF 10%.

	2008	2007	% change
Sales ($million)	**2,761.8**	2,488.5	11
Operating profit before tax ($million)	**2,533.2**	718.6	253
Net profit after tax ($million)	**1,650.1**	359.3	359
Cash flow from operations ($million)	**1,473.2**	1,213.9	21
Earnings per share (cents)	**272.9**	55.2	394
Ordinary dividends per share (cents)	**42.0**	40.0	5
Cash flow per share (cents)	**249.4**	205.6	21
Total shareholders' funds ($million)	**4,478.3**	3,093.1	45
Return on average ordinary equity (%)	**48.6**	12.8	280
Return on average capital employed (%)	**34.1**	8.5	301
Net debt/(net debt plus equity) (%)	**10.2**	37.3	(73)
Net interest cover (times)	**38.5**	7.4	420

PRODUCTION BY PRODUCT

54.4 mmboe


47.1
56.0
61.0
59.1
54.4
2004 2005 2006 2007 2008
Sales gas & ethane
Crude oil
Condensate
LPG
LNG

SALES REVENUE

$2,762 million


1,501
2,463
2,750
2,489
2,762
2004 2005 2006 2007 2008
Sales gas & ethane
Crude oil
Condensate
LPG
LNG

OPERATING CASH FLOW

$1,473 million


605
1,458
1,550
1,214
1,473
2004 2005 2006 2007 2008

NET PROFIT AFTER TAX

$1,650 million


355
762
643
359
1,650
2004 2005 2006 2007 2008

DIVIDENDS PER SHARE

42 cents


54
33
124
38
103
40
55
40
273
42
2004 2005 2006 2007 2008
Earnings per share
Ordinary dividend per share

RETURN ON EQUITY

48.6%


19.9
35.1
23.8
12.8
48.6
2004 2005 2006 2007 2008

GEARING

10.2%


1,133
1,599
1,450
1,839
506
32.5%
35.0%
30.2%
37.3%
10.2%
2004 2005 2006 2007 2008
Gearing
Net debt

SAFETY PERFORMANCE

5.8

Total recordable case frequency rate (per million hours worked)


6.4
4.9
6.4
5.3
5.8
2004 2005 2006 2007 2008

Progress made on the growth strategy in 2008

LNG projects
page 14

- PETRONAS, one of the world's largest LNG producers, selected to be Santos' 40% partner in the development, operation and marketing of the GLNG project.
- Santos grew coal seam gas reserves significantly to underpin the GLNG project.
- PNG LNG project formally entered the front end engineering and design phase following the signing of key Government and joint venture agreements.

Australia
page 16

- Go-ahead given for the Reindeer gas project in the Carnarvon Basin, offshore Western Australia.
- Santos made substantial contingent resource booking of unconventional reservoir gas in the Cooper Basin.
- First coal seam gas exploration wells drilled in the Gunnedah Basin in New South Wales.

Asia
page 18

- Successful Chim Sao North appraisal well drilled; reserves will underpin Santos' first oil development in Vietnam.
- Oyong phase 2 in Indonesia on track for first gas in the third quarter of 2009.
- Santos' largest ever 2D seismic survey undertaken in the Bay of Bengal.



Chris Bant, Wallumbilla gas operations, eastern Queensland.

Transformational progress

Review by Stephen Gerlach, Chairman



Santos made substantial advances in its strategic development and operational performance in 2008.

Significant progress on Santos' LNG projects was central to our strategic advancement in 2008, while the solid performance of our base businesses in Australia and Indonesia pushed revenue to record levels.

Santos' early recognition of the opportunities to produce and export coal seam gas as LNG has enabled the company to secure a leadership position in this globally significant energy play.

Strong share price performance

In a year of unprecedented stock market volatility, Santos significantly outperformed the market. While other Australian stocks dropped an average of 40% in 2008, Santos shares rose by 5%.

Santos was the fourth-best performing company in the ASX 100 in 2008, and one of only 10 to have positive total shareholder returns for the year. Santos has also produced top 10 total shareholder returns on a three-year basis.

Dividend increase

The Board of Directors declared a final dividend of 20 cents per share, after an interim payment of 22 cents. Shareholders therefore received a full-year dividend of 42 cents, up from 40 cents in 2007.

Record annual sales revenue

Santos posted record annual sales revenue of $2.8 billion in 2008, an 11% rise from the previous year. Net profit after tax was $1.7 billion, boosted by a $1.2 billion after-tax profit from the sale of the 40% interest in the GLNG project to PETRONAS. Underlying net profit after tax was $572 million, up 42% on last year.

For the fourth year in a row, Santos' production levels were within the company's guidance range. Production of 54.4 mmboe was a solid performance, although down by 8% on 2007.

Off-market share buy-back

The $300 million off-market share buy-back was successfully completed in October. Santos repurchased 3.1% of its issued capital at the maximum discount of 14%, enabling the company to efficiently return surplus capital to shareholders.

The completion of the buy-back demonstrates our commitment to efficient capital management and confidence in the strength of our financial position.

Shareholder cap lifted

On 29 November 2008, the South Australian Government removed the shareholder cap that restricted any one person from holding more than a 15% share in Santos. We welcome the cap's removal at a time when Santos is poised to capitalise on the development of its growth strategy.

Brantas PSC transfer

In December, we transferred our 18% interest in the Brantas PSC in Indonesia, the site of the Sidoarjo mudflow incident, to a company associated with the project operator. The transfer was a practical and appropriate resolution to Santos Brantas' minority, non-operator role in the PSC.

The mudflow incident, in particular the impact on the local community, has been of considerable concern to Santos. We have supported relief efforts, which have been coordinated by the Indonesian Government since 2007.

New CEO and Managing Director

In July, David Knox was appointed Chief Executive Officer and Managing Director to lead the company through the next phase of its growth. Mr Knox has extensive international oil and gas experience, having held senior positions with BP, ARCO and Shell. Before his appointment, Mr Knox had served as Acting CEO following the retirement of John Ellice-Flint in March.

Board renewal

We have continued our ongoing process of Board renewal with the appointment of Peter Coates as Deputy Chairman in December. He has been a Director of Santos since March 2008.

As part of this process, I intend to stand down from the Board and as Chairman on 31 December 2009. I then would have been on the Board for 20 years and served as Chairman for eight of those years.

Mr Coates will take over as Chairman when I step down. Peter has had a wealth of international corporate and commercial experience and will serve shareholders well when he assumes that responsibility.

I have indeed been fortunate to have served Santos shareholders and the company as a Director and in recent years as Chairman over a long period and I thank shareholders for their support of me. I am pleased the company will be in such good shape when I step down at the end of the year.

Another longstanding Director, Judith Sloan, is also stepping down from the Board at the conclusion of the Annual General Meeting after 14 years as a Director.

She has at all times served the shareholders and the company with distinction and made a significant contribution to the work of the Board and the strategic development of the company. The company will miss her presence and she retires from the Board with our best wishes for the future.

On behalf of the Directors, I would again like to thank everyone at Santos for their continuing commitment to advancing the interests of shareholders.



Stephen Gerlach
Chairman

16 March 2009

A year of strategy delivery

Review by David Knox, Chief Executive Officer and Managing Director



2008 marked a significant chapter in the ongoing transformation of Santos, with major milestones met in delivering our strategic objectives. In a challenging economic environment, Santos is uniquely positioned to deliver growth.

Our strategy is simple and robust: we will continue to develop the base business while pursuing growth through our suite of LNG projects and focused opportunities in Asia. This strategy is underpinned by our confidence in the long-term outlook for Australian and Asian energy demand, and the growing role of natural gas in providing clean energy.

The global financial crisis has led all prudent companies to review carefully their strategic direction. At Santos, we have a strategy that is right for the times. A strategy that enables us to negotiate the current lower oil price environment while proceeding with our growth projects. A strategy that means we will be in a position to benefit when the global financial environment improves and economic activity accelerates.

Our achievements in 2008 – posting record revenues and securing our US$2.5 billion GLNG partnership with PETRONAS – mean we are in a solid financial position. We have a base business that is performing well and providing a stable revenue foundation.

The unprecedented market volatility in 2008 saw the oil price drop from over US$150 in June to below US$50 by year's end. At Santos, the fixed price contracts that apply to a large portion of our Australian gas business helped to smooth out the fluctuation in international energy prices.

Lower energy prices have seen a contraction in some industry costs, and we are taking additional steps to ensure a tight rein on operating expenses right across our business.

In an uncertain economic environment, Santos also has the ability to control its destiny with a well stocked store-cupboard of world-class resources.

Critically, we have the people and partnerships we need to negotiate challenging times and ensure the development of our key growth projects.

People and partnerships

The oil and gas industry is built around partnerships. Traditionally, this has been about spreading the risk on major projects, but at Santos we see it as an opportunity to reap the benefits that come from shared knowledge and experience.

By combining our own expertise with that of our partners, we can ensure our projects are executed at a high standard. Building good partnerships has the additional benefit of allowing access to more high-quality opportunities in the future.

Cleaner energy through gas

The importance of natural gas in meeting future energy demands will increase in the coming years. Carbon emissions and their impact on climate are a real and serious problem. Natural gas will play a substantially larger role as economies transition to a lower carbon emission footprint.

The attraction of natural gas in a carbon-constrained world is compelling. Carbon emissions from gas-fired power generation are up to 70% lower than traditional power sources in eastern Australia. Quite simply, if Australia is to reduce its emissions in an affordable fashion, natural gas will need to play a larger role in the nation's energy mix.

In a potentially unstable global climate, security of energy supply is increasingly important to customers. Australia provides a low-risk energy supply source in close proximity to emerging Asian markets. Santos has the largest acreage portfolio in Australia and a suite of growth opportunities throughout Asia.

Reserves growth

In 2008, we grew our proven and probable (2P) oil and gas reserves by 134 mmboe, taking the total past the 1 billion barrel mark.

Reserves availability to the GLNG project increased by 142%, demonstrating the reserves build for the project is well on track.

'In an uncertain economic environment, Santos has the ability to control its destiny with a well stocked store-cupboard of world-class resources.'

PETRONAS PARTNERSHIP FOR GLNG



LNG
San

Establishing a partnership with PETRONAS is a tremendous boost for Santos' GLNG project. This project will benefit greatly from PETRONAS' industry knowledge and extensive customer base in Asia.

PETRONAS has been involved in the LNG industry for more than 25 years. It has grown into the largest LNG producer in Asia and the third-largest in the world, and operates the world's largest integrated LNG facility at a single location. From that project alone, PETRONAS has successfully delivered more than 5,700 LNG cargoes since the early 1980s.

Wan Zulkiflee, PETRONAS Director and Vice President of its Gas Business; Hon Anna Bligh, Premier of Queensland; and David Knox at the announcement of the Santos and PETRONAS partnership.

Significant LNG progress

The GLNG project achieved major milestones in 2008 with the selection of a partner and the appointment of a front-end engineering and design contractor.

In May, Malaysia's national oil and gas company PETRONAS joined Santos as our 40% partner in this world-leading venture. PETRONAS purchased its stake for US$2.5 billion – with US$2 billion received in July – an investment that significantly advanced the project. The fully aligned partnership with PETRONAS will maximise the future value of GLNG.

GLNG took another big step forward in December when Bechtel was appointed as the front-end engineering and design contractor for the gas liquefaction plant. Bechtel is one of the world's largest engineering and construction contractors.

The combination of Santos, PETRONAS and Bechtel ensures GLNG is in safe and capable hands. We are on track to make a final investment decision on this project in the first half of 2010.

Elsewhere, the PNG LNG project progressed well, with a gas agreement signed and the project entering the front-end engineering and design phase. The existing Darwin LNG project – our first LNG investment – delivered another excellent year, with solid production and scope for further expansion.

Growth in Asia

Our focus on growth in Asia is a key part of Santos' growth strategy. Indonesia is already a significant part of our business and presents opportunities for incremental growth. Led by Oyong and Maleo, both offshore East Java, Indonesian production increased by almost 40% in 2008, with output of 5.2 mmboe.

In Vietnam, successful appraisal wells were drilled at Chim Sao, with first oil expected in 2011.

In the north of the Bay of Bengal, we completed a 2D seismic survey and began a 3D seismic survey of highly sought-after acreage.

A solid foundation

Our base business performed well in 2008, meeting the production guidance for the year.

The 19% rise in production in the Cooper Basin Oil project in 2008 shows it remains on a sound foundation. Substantial exploration and development work across the Cooper Basin in 2008 highlighted the region's continued growth potential.

The Reindeer gas project in Western Australia, after being suspended briefly at the end of 2008, is again on track after the signing of a gas supply contract at market-leading prices.

In Victoria, Kipper remains on schedule for first gas in the first half of 2011. Henry has been slightly delayed due to difficulties with the contracted pipelay barge. Fortunately, there will be no impact on our 2009 production as Casino is performing well.

Our Indonesian operations have come of age and now rank as part of our base business. With two good operating assets and the Oyong phase 2 development progressing well, this region will continue to be a significant part of our base production.

Safety performance

I was disappointed that there was an upward trend in our injury rate in the first half of 2008. All of us at Santos were saddened by the tragic death of a contractor on an oil rig in the Cooper Basin in January.

We have conducted a thorough investigation of this incident and will continue to work closely with employees and contracting companies to reduce the risk of future incidents.

The injury rate for the first half of 2008 was unacceptable and prompted a company-wide intervention, the Stop for Safety program. Through continued efforts, there has been some improvement in our safety performance, which was demonstrated in the improved safety statistics for the second half of the year.

'If Australia is to reduce its emissions in an affordable fashion, natural gas will need to play a larger role in the nation's energy mix.'

Sustainability

I was pleased that our sustainability performance was externally recognised with our inclusion in the Sustainable Asset Management (SAM) *Sustainability Yearbook 2009*. Each year, the top 2,500 companies as reflected in the Dow Jones Global Wilshire Index are assessed by SAM, with the top-scoring 15% included in the yearbook.

Our commitment to making a difference in the community continued in 2008, with a focus on contributing to education, health, the arts, and indigenous matters:

- Our $10 million Santos Indigenous Fund will back a company program to have up to 500 Aboriginal employees working with us and our contractors in the next few years.
- A $10 million, five-year commitment to help University College London establish a campus in South Australia.
- Our support of the Adelaide Symphony Orchestra marked its tenth anniversary, and we committed a further $1 million as the ASO's principal sponsor from 2009–11.
- $5 million was provided to establish the Royal Institution of Australia, which will promote scientific knowledge in the wider community.

Our world-class projects have already attracted many talented professionals. Santos is an exciting and challenging place to work, and will continue to attract the highest calibre people from the oil and gas industry. I was very pleased with our recruitment and retention record in 2008.

Our workforce has the ability and commitment to fulfil our growth strategy and achieve success. I thank our employees, whose excellence and drive have put us in an outstanding position for the years to come.

Looking to the future

The next few years will present new challenges as the global financial crisis unfolds. I remain confident that our hard work and preparation have set us in good stead to meet those challenges.

In the near term, we are anticipating steady production levels before a step-change in 2014 when the GLNG and PNG LNG projects come online. For 2009, our production guidance has been set between 53 and 56 mmboe, following our 2008 production of 54.4 mmboe.

Santos' solid base business in Australia will continue to support the ongoing transformation of the company. Our assets in eastern Australia, the Cooper Basin and Western Australia provide excellent further opportunities, and our Asian acreage presents scope for growth. We are well positioned to take advantage of future growth in demand for LNG with three world-class projects in our portfolio.

This is an exceptional company with an excellent portfolio of current and future projects. We will continue to be a proudly Australian company delivering energy to Australia and Asia.

David Knox

David Knox
Chief Executive Officer
and Managing Director

16 March 2009

BEST OF ENVIRONMENT AND SAFETY ON SHOW



The Santos Directors' Environment, Health and Safety Awards were given extra prominence this year when they were presented at a breakfast ceremony in the Adelaide parklands. All employees were invited, with 350 attending the event.

Awards were given for best safety performance within Santos, best safety performance by a contractor, best safety project or innovation, and best environmental project or innovation.

Members of the Baker Atlas drilling services team, joint winners (with O&G Solutions) of best health and safety performance by a contractor at the Directors' EHS Awards.

Well positioned with a strong financial performance

Review by Peter Wasow, Executive Vice President and Chief Financial Officer



2P RESERVES mmboe


1,200
1,000
800
600
400
200
0
643
774
819
879
1,013
2004
2005
2006
2007
2008

Five-year compound annual growth rate = 12%

2C CONTINGENT RESOURCES mmboe


3,000
2,500
2,000
1,500
1,000
500
0
1,443
1,971
2,248
2,595
2,849
2004
2005
2006
2007
2008

Five-year compound annual growth rate = 19%

Santos has achieved impressive and consistent growth in both 2P reserves and 2C resources over the past five years, with 2P reserves now exceeding 1 billion boe.

Santos achieved an increase in underlying net profit of 42% to $572 million after tax in 2008.

The solid financial results in 2008 were built on the strong performance of Santos' base businesses in Australia and Indonesia. This enabled Santos to continue to develop its LNG growth projects, strengthen its balance sheet and increase dividends to shareholders.

The record net profit of $1.7 billion after tax included a $1.2 billion profit from the sale of a 40% interest in the GLNG project to Malaysian oil and gas major PETRONAS. The result also reflected higher oil and gas prices, offset by lower sales volumes and asset impairment charges.

Production of 54.4 mmboe was in line with our guidance. Production was 8% lower than last year, primarily due to higher downtime from producing assets in Western Australia, including the impact of the Varanus Island incident on John Brookes production. This was partially offset by new production in Asia and higher production of coal seam gas.

Higher oil and gas prices were evident in 2008 and more than offset the impact of lower production. Sales revenue was a record $2.8 billion.

Lower depreciation and depletion expense combined with a cut in our exploration spend meant we were able to offset the impact of higher production costs.

Operating cash flow was strong and increased by 21% to $1.5 billion, primarily reflecting the higher operating results.

Looking forward, the company anticipates steady production levels in the near term, ahead of a step change as the GLNG and PNG LNG projects come online in 2014.

Strong balance sheet

In contrast to many companies, Santos enters 2009 in a sound financial position with a strong balance sheet. It is reinforced by a cash balance of $1.6 billion, which positions us well to execute our growth strategy despite the current disruptions to global capital markets.

Net debt at the end of 2008 was $506 million and gearing was 10%. In addition Santos has committed but undrawn debt facilities of $700 million available.

We have been managing our debt conservatively, making sure we have no significant peaks in repayments and ensuring a long average term to maturity of nearly seven years. Less than 15% of gross debt matures in the next two years and greater than 25% matures beyond 10 years.

The result is that we are in a strong position and are not facing a significant refinancing task in the difficult markets that are evident in the near term.

Increasing shareholder returns

The solid financial results in 2008 enabled Santos to increase returns to shareholders.

Total dividends declared during the year were 42 cents per share (fully franked), up 5% on last year. This increase was achieved when many companies were cutting or eliminating their dividends.

Santos also successfully completed a $300 million off-market share buy-back in October.

We were pleased with the strong support shown by shareholders for the buy-back. The buy-back demonstrated the company's commitment to efficient capital management and our confidence in the strength of our financial position.

'We are in a strong position and are not facing a significant refinancing task in the difficult markets that are evident in the near term.'

Asset impairments

As a result of the company's regular impairment review of assets, the recoverable amount of several assets was assessed to be impaired and impairment losses totalling $140 million after tax were recognised in the 2008 financial statements.

The impairment losses resulted from lower oil prices, higher discount rates and the need to accelerate cost reduction plans.

Reserves: strong growth and a rich harvest

The performance of Santos' reserves best reflects our performance in 2008.

The financial goal for an oil and gas company is to generate cash from its reserves base, reinvest that cash and grow the whole as a result.

In the year, we produced over 54 mmboe of oil and gas, generating $1.5 billion in operating cash flow.

Our sale of 40% of GLNG to PETRONAS generated a further $1.6 billion in after-tax proceeds.* We sold 92 mmboe of reserves to PETRONAS as part of the GLNG transaction.

Taken together, we generated $3.1 billion after tax from our opening reserve position in 2008.

We reinvested $1.6 billion of that cash in increasing our reserves and added almost 300 mmboe of proven and probable (2P) reserves in the year.

In the final analysis, we not only increased the total reserves by the equivalent of several years' production, we also generated a surplus of $1.5 billion. This was applied to boosting shareholder returns and strengthening our balance sheet.

* Proceeds received in 2008 of $2.1 billion. Tax of $0.5 billion is payable in 2009.

SANTOS VS ASX 200 INDEX FIVE-YEAR RELATIVE PERFORMANCE $



John Brookes gas start-up
Casino gas start-up
Mutineer-Exeter oil start-up
GLNG announced
Parliamentary approval to remove 15% share cap
PETRONAS appointed GLNG partner
Bayu-Undan liquids start-up
Tipperary acquisition
Darwin LNG start-up
Maleo gas start-up
Oyong oil start-up
PNG LNG gas agreement and FEED entry
GLNG FEED contractor appointed
20
15
10
5
0
2004
2005
2006
2007
2008
Santos (STO)
ASX 200

The world of Santos


Gulf of Suez 1

	OPERATED	NON-OPERATED
EXPLORATION	○	△
DEVELOPMENT	●	▲
OPERATIONS	○	△

Detailed exploration maps are available on the Santos website www.santos.com.

Percentage interests are provided in the Santos Group interests section on page 40.

Ref	Activity	Location	Site/Asset	Description
1	○	Gulf of Suez, offshore Egypt		Operated interest in South East July exploration concession.
2	○	Fergana Basin, Kyrgyzstan		Operated interests in 14 prospecting licences.
3	○	North East Coast Basin, offshore India		Operated interests in two exploration permits.
4	△△	Bengal Basin, onshore and offshore Bangladesh	Sangu	Non-operated interests in two exploration permits and gas and condensate production from Sangu development area.
5	○	Song Hong Basin, offshore Vietnam		Operated interest in one exploration permit.
6	○	Phu Khanh Basin, offshore Vietnam		Operated interest in one exploration permit.
7	△	Nam Con Son Basin, offshore Vietnam	Chim Sao, Dua	Non-operated interest in one exploration permit, which contains Chim Sao oil and Dua oil and gas discoveries.
8	△△	West Natuna Basin, offshore Indonesia	Kakap	Non-operated interest in Kakap PSC, which contains oil and gas production.
9	○△	Kutei Basin, offshore Indonesia	Hiu Aman	Non-operated interest in Popodi and Papalang PSCs. Operated interest in Donggala PSC, which contains Hiu Aman gas discovery.
10	○●○	East Java Basin, offshore Indonesia	Maleo, Oyong, Jeruk, Wortel	Operated interest in Sampang PSC, which contains Oyong oil production and gas development, and Jeruk oil and Wortel gas discoveries. Operated interest in Madura Offshore PSC, which contains Maleo gas production.
11	○△ ▲△	West Papua and Papua New Guinea	PNG LNG, Hides, Barikewa, SE Gobe, Warim	Interests in three exploration and two production permits in fold belt area of West Papua and PNG. In PNG, non-operated interest in PNG LNG development, the undeveloped Hides gas resource, and oil production from SE Gobe.
12	△△	Timor Sea and Timor Gap	Baya-Undan, Darwin LNG, Jabiru-Challis	Non-operated interests in four exploration permits, which contain gas, condensate and LPG production from Bayu-Undan, LNG production from Darwin LNG, and oil production from Jabiru-Challis.
13	○△	Bonaparte Basin, offshore northern Australia	Barossa, Caldita, Evans Shoal, Petrel-Tern	Operated interest in four exploration permits in the southern Bonaparte, which contain the undeveloped Petrel-Tern gas resource. Operated interest in one exploration permit in the northern Bonaparte, which contains the undeveloped Evans Shoal gas resource, and non-operated interests in two exploration permits containing the undeveloped Barossa and Caldita gas resources.
14	△	Darwin, Northern Territory	Wickham Point	Non-operated Darwin LNG facility.
15	○	Browse Basin, offshore Western Australia		Operated interests in four exploration permits.
16	○△ ▲ ○△	Carnarvon Basin, offshore Western Australia	Mutineer-Exeter, John Brookes, Barrow Island, Legendre, Reindeer, Stag, Thevenard	Operated interests in five exploration permits, which include oil production from Mutineer-Exeter. Non-operated interests in numerous exploration permits, which contain oil production from Barrow Island, Legendre, Stag and Thevenard, and gas and condensate production from John Brookes, and Reindeer gas development.
17	△	Houtman Basin, offshore Western Australia		Non-operated interest in one exploration permit.



Fergana Basin 2
Bengal Basin 4
North East Coast Basin 3
5 Song Hong Basin
6 Phu Khanh Basin
7 Nam Con Son Basin
West Natuna Basin 8
9 Kutei Basin
East Java Basin 10
11 West Papua and Papua New Guinea
Timor/Bonaparte
12
14
13
Browse Basin 15
Carnarvon Basin 16
Amadeus Basin 18
Surat/Bowen Basins
21
Cooper/Eromanga Basins 19
Houtman Basin 17
22 Gunnedah Basin
20
Otway Basin 24
23 Gippsland Basin
Sorell Basin 25

Ref	Activity	Location	Site/Asset	Description
18		Amadeus Basin, Northern Territory	Mereenie, Palm Valley, Brewer Estate	Operated interests in three exploration permits, which contain oil, gas and condensate production from Mereenie. Non-operated interest in one exploration permit, which contains gas production from Palm Valley. Also contains Brewer Estate liquids facility.
19		Cooper/Eromanga Basins, South Australia and Queensland	Moomba, Ballera, Jackson	Operated interests in numerous exploration and production permits across South Australia and Queensland, which contain gas, condensate and LPG production from Moomba and Ballera and oil production from Jackson, plus satellite facilities and infrastructure.
20		Spencer Gulf, South Australia	Port Bonython	Operated processing and load-out facility.
21		Surat/Bowen Basins, Queensland	Fairview, Roma, Scotia, GLNG, Wallumbilla	Operated and non-operated interests in numerous exploration and production permits, which contain coal seam gas production from Fairview and Scotia, and gas, condensate and LPG production from Roma and Wallumbilla. Development of coal seam gas fields underway for GLNG development.
22		Gunnedah Basin, New South Wales		Operated interests in seven exploration permits.
23		Gippsland Basin, offshore Victoria	Patricia-Baleen, Kipper, Sole	Operated interests in three permits, which contain gas production from Patricia-Baleen, and the Sole gas resource. Non-operated interest in one permit, which contains the Kipper gas development.
24		Otway Basin, offshore Victoria	Casino, Henry, Minerva	Operated interests in three permits, which contain gas and condensate production from Casino, and Henry gas development. Non-operated interest in two permits, which contain gas and condensate production from Minerva.
25		Sorell Basin, offshore Tasmania		Operated interests in six exploration permits.
		Santos offices	Adelaide, Brisbane, Perth, Gladstone, Roma, Jakarta, Port Moresby, Hanoi, New Delhi, Bishkek	

Production statistics 2008

	Total 2008		Total 2007	
	Field units	**mmboe**	Field units	mmboe
Sales gas, ethane and LNG (PJ)				
Cooper	**90.2**	**15.5**	94.7	16.3
Surat/Bowen/Denison	**32.8**	**5.6**	34.9	6.0
Amadeus	**12.2**	**2.1**	13.1	2.2
Otway/Gippsland	**21.0**	**3.6**	30.1	5.2
Carnarvon	**27.3**	**4.7**	30.6	5.3
Bonaparte	**16.3**	**2.8**	15.1	2.6
Indonesia	**24.2**	**4.2**	19.4	3.3
Bangladesh	**6.3**	**1.1**	1.2	0.2
United States	**0.0**	**0.0**	2.9	0.5
Total production	**230.3**	**39.6**	242.0	41.6
Total sales volume	**237.9**	**40.9**	239.4	41.1
Total sales revenue ($million)		**1,051.6**		944.1
Crude oil ('000 bbls)				
Cooper	**3,945.7**	**4.0**	3,324.4	3.3
Surat/Denison	**71.1**	**0.1**	60.8	0.1
Amadeus	**127.9**	**0.1**	151.8	0.2
Legendre	**299.6**	**0.3**	387.1	0.4
Thevenard	**339.8**	**0.3**	391.1	0.4
Barrow	**617.0**	**0.6**	679.0	0.7
Stag	**1,627.9**	**1.6**	2,337.8	2.3
Mutineer-Exeter	**1,254.6**	**1.3**	3,687.8	3.7
Elang-Kakatua	**0.0**	**0.0**	76.5	0.1
Jabiru-Challis	**142.0**	**0.1**	148.6	0.1
Indonesia	**983.4**	**1.0**	418.7	0.4
SE Gobe	**188.2**	**0.2**	224.7	0.2
United States	**0.0**	**0.0**	18.8	0.0
Total production	**9,597.2**	**9.6**	11,907.1	11.9
Total sales volume	**9,796.8**	**9.8**	11,257.1	11.3
Total sales revenue ($million)		**1,150.6**		1,036.8

	Total 2008		Total 2007	
	Field units	**mmboe**	Field units	mmboe
Condensate ('000 bbls)				
Cooper	**1,295.1**	**1.2**	1,495.1	1.4
Surat/Denison	**17.4**	**0.0**	33.2	0.0
Amadeus	**67.4**	**0.1**	87.2	0.1
Otway	**22.1**	**0.0**	27.4	0.0
Carnarvon	**291.4**	**0.3**	441.0	0.4
Bonaparte	**1,594.7**	**1.5**	1,618.4	1.5
Bangladesh	**1.2**	**0.0**	0.4	0.0
United States	**0.0**	**0.0**	65.4	0.1
Total production	**3,289.3**	**3.1**	3,768.1	3.5
Total sales volume	**3,173.9**	**3.0**	3,926.0	3.7
Total sales revenue ($million)		**321.2**		330.1
LPG ('000 t)				
Cooper	**162.0**	**1.4**	165.2	1.4
Surat/Denison	**1.3**	**0.0**	2.1	0.0
Bonaparte	**88.1**	**0.7**	76.2	0.7
Total production	**251.4**	**2.1**	243.5	2.1
Total sales volume	**250.5**	**2.1**	248.6	2.1
Total sales revenue ($million)		**238.4**		177.5
Total				
Production (mmboe)		**54.4**		59.1
Sales volume (mmboe)		**55.8**		58.2
Sales revenue ($million)		**2,761.8**		2,488.5

Reserves statistics 2008

Proven plus probable (2P) reserves (Santos share) by activity

	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Reserves year end 2007	4,271	79	43	2,982	879
Production	-230	-10	-3	-251	-54
Additions	1,536	14	2	258	280
Acquisitions/Divestments	-538	0	0	0	-92
Estimated reserves year end 2008	5,039	83	42	2,989	1,013

Proven plus probable (2P) reserves (Santos share) by area

Area	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Cooper Basin	750	32	11	1,620	185
Onshore Northern Territory	105	2	1	0	21
Offshore Northern Territory	307	0	19	958	79
Eastern Queensland	2,440	0	0	13	420
Southern Australia	478	0	5	398	90
Carnarvon Australia	785	30	5	0	169
Papua New Guinea	0	1	0	0	1
Indonesia	163	2	0	0	30
Bangladesh	7	0	0	0	1
Vietnam	4	16	1	0	17
Total	5,039	83	42	2,989	1,013

Reserves and Contingent Resources (Santos share)
(mmboe)

	Year end 2007	Production	Revisions & exploration	Contingent Resources converted to reserves	Acquisitions & divestments	Year end 2008
1P Reserves	485	-54	50	74	-37	518
2P Reserves	879	-54	61	219	-92	1,013
2C Contingent Resources	2,595	0	699	-219	-226	2,849

The information in this reserves statement has been compiled by Greg Horton, a full-time employee of the company. Greg Horton is qualified in accordance with ASX Listing Rule 5.11 and has consented to the form and context in which this statement appears.

In excess of 88% of Santos' year-end 2008 2P Reserves and 2C Contingent Resources were audited by independent experts Gaffney, Cline & Associates (conventional assets), Netherland, Sewell & Associates, Inc. (coal seam gas assets) and DeGolyer and MacNaughton (Contingent Resources for Cooper Basin unconventional reservoir gas and closer spaced infill drilling into conventional reservoirs).

The auditors found that, based on the outcomes, of each of the respective audits and their understanding of the estimation processes employed by Santos, that Santos' 31 December 2008 Reserves and Contingent Resources quantities in aggregate compare reasonably to those estimates prepared by the auditors.

Gaffney, Cline & Associates found that, in the aggregate, the total volumes summarised in the Santos summary table represents a reasonable estimate of Santos' 31 December 2008 Reserves and Contingent Resources position.

LNG projects


Gladstone history

SANTOS' STRATEGIC OPPORTUNITIES

GLNG: WORLD-CLASS RESOURCES WITH LEADING LNG PARTNER

EXPANSION OPPORTUNITIES IN PNG LNG

MULTIPLE PATHWAYS FOR BROWNFIELD EXPANSION IN DARWIN LNG

David Knox, Chief Executive Officer; Pandai Othman, Project Director; and Roger Kennett, Vice President GLNG Operations; discussing a model of Santos' proposed GLNG facility during the opening of the company's Gladstone office.

Significant advances on GLNG and PNG LNG; solid performance from Darwin LNG

Santos' move into the production and export of LNG adds an exciting growth dimension to the company's traditional Australian gas business.

The past year has been defined by Santos' progress in its LNG projects. The GLNG project is set to become the world's first major coal seam gas to LNG project, developing Queensland's abundant reserves for sale into world markets.

GLNG is complemented by the PNG LNG project, which advanced significantly in 2008, and the existing Darwin LNG project, which delivered its third year of production.

Big steps forward for GLNG

Santos announced in May that the world's third-largest LNG producer, PETRONAS, would be its 40% partner in the development, operation and marketing of the GLNG project. PETRONAS made a US$2 billion cash payment in July, with a further US$500 million to be paid upon the final investment decision for the second LNG train of 3 mtpa capacity.

Striking this partnership was a major step towards achieving Santos' coal seam gas to LNG strategy. PETRONAS is the largest LNG producer in Asia and is the world's largest single owner-operator of LNG ships. It also has long-standing relationships with an extensive base of high-volume LNG customers in Asia.

GLNG will see coal seam gas extracted from Santos and PETRONAS' globally significant resources in the Surat and Bowen Basins south-west of Gladstone, and piped 435 kilometres to a gas liquefaction facility on Curtis Island.

GLNG gas reserves more than doubled in 2008, confirming Santos' strong position as it moves towards project sanction in 2010. The project remains on schedule for first shipments of gas in 2014.

In December, Santos announced Bechtel as the front-end engineering and design contractor for the LNG liquefaction plant and associated infrastructure on Curtis Island. Bechtel, one of the world's largest engineering and construction contractors, has built nine LNG trains, including the Darwin LNG project.

Marketing activity is well underway, with a particular focus on buyers in northern Asia. GLNG will benefit from PETRONAS' extensive network of LNG customers and established relationships throughout Asia.

Santos continues to build its GLNG team. Staff numbers on the project increased to 220 by the end of the year. There are plans for another 120 new employees by the end of 2009, and a total of 900 by the end of 2010.

A state-of-the-art building is under construction in Brisbane, which will accommodate 600 of those employees, with a further 300 in the field.

PNG LNG advances

Momentum has been building on the PNG LNG project with a number of significant milestones achieved in 2008.

Following the signing of agreements between the PNG Government and the joint venture in May, the project formally moved into the front-end engineering and design phase. Santos has a 17.7% interest in the project.

PNG LNG is the largest ever investment in PNG and will double the country's gross domestic product. The project will involve piping gas from the Hides gas field in the PNG Highlands to a proposed 6.3 million tonnes per annum LNG plant near Port Moresby. Additional gas will be sourced from other PNG fields.

Marketing and financing activity are well advanced. A final investment decision is targeted for the end of 2009.

Darwin LNG going strong

Santos' first LNG investment continued to perform well in 2008. Santos is the only Australian participant in Darwin LNG, with an 11.4% stake in the successful project that commenced production in 2006.

The plant is supplied by the Bayu-Undan gas fields in the Timor Gap, about 500 kilometres north-west of Darwin. With significant contingent gas resources in the Timor/Bonaparte, LNG growth remains an important part of Santos' strategy in this region.

THE BENEFITS OF LIQUEFIED NATURAL GAS



Producing LNG

- Liquefied natural gas is produced by cooling natural gas to -161° Celsius.
- This reduces the volume by about 600 times, like reducing a beach ball of gas into a ping-pong ball of liquid.
- LNG is stored at atmospheric pressure, a safe way to transport by ship.
- LNG is used by many countries, including Japan, South Korea, China and the United States, for gas-fired electricity generation or for residential, commercial or industrial processes.

LNG: a cleaner fuel source

- Natural gas is the cleanest-burning fossil fuel, making it ideal as we move to a cleaner energy future.
- Gas-fired electricity produces up to 70% less greenhouse gas emissions than coal-fired electricity, and uses a fraction of the water that coal-fired electricity requires.
- Increasing demand for LNG will create a market for Santos' rich coal seam gas resources.

Above: Howard Keith, Resident Manager, and Rozitah Abu Bakar, Technical Services Adviser – members of the growing GLNG team.

SANTOS' STRATEGIC OPPORTUNITIES

NEW CONTRACTS AND ACREAGE IN WESTERN AUSTRALIA

GUNNEDAH: FUTURE GROWTH FROM MULTI-TCF QUALITY ASSETS

GAS-FIRED POWER GENERATION IN A CARBON-CONSTRAINED WORLD

Australia



Cangie Wu, Engineer, and Jamie Crowe, Support Engineer, at the Moomba gas facility, central Australia.

Solid production from base assets; development projects on track

Santos is uniquely positioned to serve growing demand for natural gas with a presence in all major hydrocarbon provinces in Australia.

Demand for natural gas will increase as Australia moves towards a cleaner energy future. Gas-fired electricity emits up to 70% less greenhouse gases than coal-fired electricity, and uses only a fraction of the water.

Santos' Australian base business comprises oil and gas production assets in South Australia, Queensland, Western Australia, the Northern Territory and Victoria.

In 2008, Cooper Basin reservoirs produced strongly, the Reindeer gas project offshore Western Australia was given the go-ahead and there was successful exploration at Netherby and appraisal at Henry, offshore Victoria.

Growth in the Cooper Basin

Production in the Cooper Basin Oil project was up 19% from 2007. High levels of drilling and connection activity took place throughout 2008, and extensive 3D seismic surveys continue to deliver additional exploration and in-field opportunities for drilling.

Substantial engineering and geoscience work undertaken in 2008 highlighted significant growth potential in the Cooper Basin. This resulted in the booking of 4.2 tcf of contingent resources, equivalent to 40 years of current Queensland gas demand.

Pilot field programs, leveraging off the existing base development program, are planned for 2009 to further mature and commercialise these contingent resources.

Gunnedah exploration

In addition to the Cooper Basin and the continued development of Queensland coal seam gas resources, Santos has secured access to substantial and quality acreage of up to 21,000 square kilometres in the Gunnedah Basin in New South Wales containing 40 tcf of prospective coal seam gas resources.

An 18-month exploratory drilling program began in 2008, with up to 30 core holes expected to be drilled. The first contingent resource booking is expected in 2009.

Gas-fired power in western Victoria

Santos' recognition of the growing importance of natural gas as a cleaner energy source in Australia's energy future is reflected in the proposed Shaw River Power Station.

The proposed 500 MW base load power station, which would be situated near Orford in western Victoria, would be supplied with natural gas from Santos' gas portfolio. Front-end engineering and design studies are underway, including the preparation of an Environmental Effects Statement.

Green light for Reindeer

The Reindeer gas project involves developing the offshore Reindeer gas field and onshore processing facilities at Devil Creek in the Carnarvon Basin. Santos has a 45% interest in the project.

Gas from Reindeer will supply CITIC Pacific's Sino Iron project in the Pilbara in Western Australia.

Production at John Brookes restored

Production at the John Brookes field was interrupted in June by an incident affecting the gas export pipelines at the Varanus Island processing facility operated by Apache Corporation. Although the process facilities were damaged and production interrupted, no-one was injured. Production resumed in August.

Meanwhile, Santos purchased 100% of the WA-4-R permit, which contains the majority of the undeveloped Spar gas field. The field is in the Carnarvon Basin, offshore Western Australia, and extends into WA-13-L, in which Santos has a 45% interest. It is estimated to contain up to 600 PJ of gas resources with associated condensate of up to 8 million barrels.

COAL SEAM GAS AND SANTOS



- CSG is natural gas formed by the same processes that produce coal over millions of years.
- CSG is trapped in coal seams by pressure and water, and can be extracted without major disruption to surface activities.
- Santos' CSG reserves are 97% methane and lie about 200–1000m underground.
- Santos' rich CSG resources in Queensland will supply the GLNG project (see page 15).
- Santos has strong CSG prospects in the Gunnedah Basin in New South Wales.

Above: Bill Loof, Operator Maintainer, inspecting manifold at Fairview coal seam gas operations.



SANTOS' STRATEGIC OPPORTUNITIES

SIGNIFICANT OIL PROSPECTS IN VIETNAM

MULTIPLE GAS PROSPECTS IN THE BAY OF BENGAL

NEAR-TERM OIL AND GAS DEVELOPMENT IN EAST JAVA BASIN

SEISMIC SURVEYS UNDERWAY IN KYRGYZSTAN

Asia

Cao Duy, Santos' Vietnam External Affairs Manager, near the Hanoi Opera House.

Strong Indonesian production; progress made in Vietnam and Bay of Bengal

Santos remains in a strong position to capitalise on future growth in Asia, despite the current economic climate. For several years the company has focused on gaining significant resources near growing markets. This has been achieved by building core regions in Indonesia and Vietnam, and moving forward in emerging areas in the Bay of Bengal.

As well as its acreage and asset position, the company has built a strong relationship base, a solid track record and a reputation that puts it in an excellent position to benefit when Asian economies recover.

Solid progress in Indonesia

Indonesia is a major part of Santos' business and at the core of its successful growth in Asia. The country accounts for 10% of Santos' overall production.

Progress in Indonesia was solid in 2008, particularly in the East Java Basin. Engineering and construction are underway in the development of gas reserves in the Oyong field. A 60-kilometre dedicated pipeline is being laid to transmit gas from Oyong to a gas processing facility at Grati in East Java.

First gas production is targeted for the third quarter of 2009. Cumulative oil production in the Oyong field passed 2 million barrels gross of oil mid-year.

In the nearby Wortel field, development planning is progressing. Wortel has the potential to tie back to Oyong, and first gas is targeted for 2011.

Santos will continue to focus on building its Indonesian exploration and production operations.

Brantas interest transfer

In December, Santos Brantas Pty Ltd agreed to transfer its 18% minority interest in the Brantas PSC in Indonesia to Minarak Labuan Co Ltd, a company associated with the operator and majority owner of the PSC, Lapindo Brantas Inc.

The transfer was approved by BPMIGAS, the relevant regulatory body of the Indonesian Government.

The Brantas PSC includes the Banjar-Panji 1 onshore exploration well in Sidoarjo, the site of a major mudflow incident that began in May 2006. Since the incident, Santos Brantas has supported the efforts of Lapindo and the Indonesian Government in managing the response to the mudflow.

A long-term management framework and community support program has been established, and is being managed by the Indonesian Government.

Chim Sao field drilling success

Appraisal drilling has demonstrated the commercial potential of resources in the Chim Sao field, with oil discoveries at Chim Sao and Dua. The discoveries were made in Block 12W of the Nam Con Son Basin, offshore southern Vietnam.

In the same block, the Chim Ung and Chim Cong exploration prospects were drilled later in the year. Santos holds a 37.5% share in Block 12W.

Seismic surveys offshore India

Data from the second-largest 2D seismic survey ever undertaken in India were acquired by Santos in August 2008. It was the largest seismic survey ever acquired by Santos. In December, 3D seismic surveys commenced. Although interpretation is at an early stage, a number of encouraging features are apparent.

The two deep water exploration licences cover about 16,500 square kilometres in the north of the Bay of Bengal, and were awarded to Santos in 2007 under the Indian Government's competitive New Exploration Licensing Policy. Santos has committed to a US$70 million work program on the two blocks.

A work program, including 3D seismic surveys, is planned to evaluate the potential of two gas discoveries made in nearby Bangladeshi waters in October 2007 and March 2008.

BOOSTING INDONESIAN COMMUNITIES



Santos has been committed to improving the quality of life in Indonesian communities for years. In 2008, a number of projects were undertaken, such as building new medical centres, new roads, and contributing to improved facilities at schools and mosques.

Santos also led the planting of 55,000 mangroves along the Giligenting coast of Madura, East Java, which will restore the coastal environment and protect coastal communities.

Above: Anita Setyorini, Community Development Coordinator, with Mas Ari, inspecting seedlings planted along the Camplong coast, East Java.

Sustainability


Santos


Integrated

More information about Santos' progress against sustainability targets is available in the Sustainability Report 2008. The report can be downloaded from the Santos website at www.santos.com/sustainability2008 or a printed copy can be ordered from Santos' Share Register by telephoning 61 8 8116 5000. Shareholders can also elect to receive future Sustainability Reports by contacting the Share Register.

Clem Faulkner, Operator Maintainer, near Santos' eastern Queensland gas fields.

Continued performance improvement including new policies, systems and initiatives

Sustainable practices create long-term shareholder value by realising opportunities in, and managing risks derived from, a range of social, environmental and economic factors.

Santos' overall sustainability performance improved in 2008, with many achievements at the level of policy and system development and in successful implementation of initiatives.

As well as inclusion in the Sustainable Asset Management (SAM) *Sustainability Yearbook 2009* (see page 7), Santos' sustainability performance was recognised with inclusion on the:

- Australian SAM Sustainability Index (AuSSI)
- Reputex Social Responsibility Index, with Santos achieving a Reputex 'A' rating
- Goldman Sachs JBWere ASX Climate Disclosure Leadership Index
- Horwath–University of Newcastle five-star rating for corporate governance.

Santos remains committed to continuously improving its sustainability performance by integrating sustainable principles into its everyday business and comprehensively measuring and reporting its performance.

Addressing safety performance

Safety performance is something Santos is continuously striving to improve. The company has in place a range of measures and procedures to protect its employees and contractors, and strive towards achieving Santos' safety vision: 'We all go home from work without injury or illness'.

Everyone at Santos was saddened by the death of a contractor in January, on an oil rig in the Cooper Basin. Santos has conducted a thorough investigation and is working closely with the contracting company to ensure lessons from this incident deliver ways to avoid such an event occurring again.

During the year, Santos continued its ongoing delivery of activities and programs to maintain focus on safety. This included a company-wide intervention, the Stop for Safety program, in which all personnel stopped work to discuss safety and identify ways to deliver improvement.

Specific action plans were drawn up to address safety at a work group level. Following this program, safety training was given to supervisors on safety leadership.

Safety is emphasised strongly in all areas of the business, with specific focus areas at the forefront:

- Vehicle management safety. There has been a reduction in serious vehicle accidents – nine in 2008 compared to 12 in 2007.
- Heat stress. It was pleasing that Santos did not have any heat stress injuries in 2008. This is an ongoing focus given the extreme climate at many Santos operating sites.
- The four main causes of recordable injuries are manual handling, tools, knocking into equipment or structures, and slips or trips. These areas have been, and will remain, a specific focus for improvement.

Process safety management has been integrated into Santos' environment, health and safety management system to prevent major hazards or events that could lead to fatalities, serious injury, significant property damage or environmental harm.

A systematic approach to process safety enables Santos to further improve the reliability and integrity of its plants and equipment, which in turn will support the ongoing improvement in its safety performance.

Reporting is critical to understanding how Santos is performing. In 2008, Santos introduced high potential incident reporting. These are significant incidents with the potential to cause a serious injury or fatality. Such incidents are presented and discussed at Board and senior management level.

In 2008, there were 11 high potential incidents. Reviewing incidents, identifying the cause and implementing appropriate

SANTOS SYSTEMS AND POLICIES INCLUDE:
Asset Development Policy
Code of Conduct
Environment, Health and Safety Management System
How Santos Works
Business conduct
Anti-corruption
Company resources
Confidentiality
Conflict of interest
Financial governance
Financial management and accounting
Gifts and benefits
Guidelines for dealing in securities
Political affiliation
Privacy
Recruitment and selection
Reporting misconduct
Risk management
Shareholder communication and market disclosure
Environment and social
Community
Environment
Greenhouse
Health and wellbeing
Human rights
Safety
Workplace and employment
Conditions of employment
Equal opportunity
Internet and electronic communications
Issue resolution
Leave
Performance management
Remuneration and benefits
Training and development

All Santos systems and policies are communicated to employees through the company's internal website.

Sustainability
(continued)

TOTAL RECORDABLE CASE FREQUENCY RATE
Recordable injuries per million hours worked



10
8
6
4
2
0
2004
2005
2006
2007
2008
Contractor
Combined
Employee

Santos' injury rate increased slightly to 5.8 in 2008 from 5.3 in 2007. The first half of the year started poorly with a fatality and an injury rate of 7.2. The second half of the year showed some improvement, with the injury rate dropping to 4.6.

WORKFORCE COMPOSITION 2008 Headcount	
Full-time	1,794
Part-time	59
Graduate program	79
Secondee	8
Total	**1,940**

LOCATION OF EMPLOYEES 2008	%
South Australia	65.6
Queensland	22.6
Indonesia	8.5
Northern Territory	1.5
Western Australia	1.1
India	0.2
Vietnam	0.2
Egypt	0.1
Papua New Guinea	0.1
Victoria	0.1



The majority of Santos' employees are located in South Australia due to the significant Cooper Basin operations and the Adelaide-based corporate headquarters. Two collective union agreements cover approximately 22% of employees.

action will help Santos prevent future incidents and the possibility of serious injury.

Future leaders identified

Leadership continued to be an important focus in 2008. Santos added new programs to its structured leadership program, called the *Santos Way of Managing and Leading*. The program includes courses that help develop the necessary skills required at successive stages of leadership.

With an integrated approach to leadership development, Santos can ensure learning is consistent and content is relevant to both business needs and the Santos values. Using an established process to identify people with leadership potential early in their career, the company then provides training and resources for potential leaders. These planned development experiences are enhanced with regular feedback and coaching from managers.

To guide both individuals and their leaders in their joint responsibility for development, Santos introduced the *Managing My Career* training program and launched *Development Toolkits* for leaders and employees on its intranet in 2008.

Boosting employee capabilities

Developing the capability of employees is crucial to fulfilling the company's strategy. Challenges include recruiting people with specific technical skills and accelerating capability development internally.

In response, Santos has a number of long-term programs to develop leadership, workforce capability and a high performance culture.

Santos' approach to development is underpinned by the Santos Competency Framework, which defines both the technical/professional and behavioural competencies required for success in current or future roles.

Employees can use the framework to assess their own competencies against those needed to succeed and progress in a particular role or discipline. Training programs and action learning aligned to particular development pathways are available for employees to develop their skills in relevant areas.

To ensure the company develops the necessary technical depth in the core geoscience and engineering disciplines, all relevant employees are involved in annual competency reviews and development planning processes under the Santos technical ladder process. This process was extended to the Indonesian operations in 2008.

Success in targeted programs

Demand has increased in Santos' highly regarded graduate program with 30 graduates starting in 2009, double the 2008 intake.

For the second year running Santos has won a silver award in the Commonwealth Minister's Awards for Excellence for Employers of Australian Apprentices in the Adelaide region. Apprenticeships will also be offered in the company's eastern Australian operations in 2009.

The Competency Based Training program for field employees was extended in 2008 to cover personnel responsible for managing contractors, drilling and petroleum engineering and frontline operational leaders.

Continued improvement in employee survey results

The positive results from the biennial employee survey show that Santos continues to build a committed culture.

Commitment has improved by 69% since it was first measured in 2002, and in the past two years has continued to improve by 3%. Commitment is an important measure because it correlates with business measures such as productivity and retention, customer satisfaction, total shareholder return and sales growth.

Results significantly exceeded the Australian norm on 29 out of the 40 items for which norm data were available, and were significantly below on only two of the 40 items.

Comparisons with the 2006 results show improvement across almost all areas of the survey. Among the biggest improvers were those identified for particular focus after the 2006 survey – personal development and

'Santos has a number of long-term programs to develop leadership, workforce capability and a high performance culture.'

change management. Santos will continue its focus on these areas over the next two years, to further consolidate and extend their improvement.

Improving health and wellbeing

Santos again provided employees with a comprehensive health and wellbeing program in 2008. The program started in 2006 and has now conducted health expos at all Santos sites.

Health practitioners talked to staff on various topics such as healthy eating, blood pressure checks, diabetes, and skin cancer. More than 1,000 people attended the expos.

A fatigue management project was a major focus in 2008 and an extensive study was undertaken to examine fatigue issues in the workplace and whether current strategies are adequate.

Gym participation increased in 2008, with 40% of employees now active gym users.

Health organisation fundraising

A number of community health awareness campaigns were also undertaken during the year, addressing diabetes, breast cancer, prostate cancer and depression. Over $10,000 was donated to the Juvenile Diabetes Research Foundation, $4,000 for Pink Ribbon Day (breast cancer awareness) and over $30,000 was raised for Movember (prostate cancer and depression).

Money raised is a combination of employee donations and Santos matching sponsorships received by the Santos participants.

Oil spill management

Santos is committed to the prevention of oil spills. Systems in place to prevent spills include bunding around fuel and chemical sites, monitoring systems, pipeline integrity management, and pigging (cleaning pipes).

Should an incident occur, Santos is well prepared to deal with it. Employees are trained to respond immediately and appropriately, and the company has in place a comprehensive plan for mitigation, management and remediation of the effects of a spill.

Management of the Algester, Carindale and Moonie East spill sites on the Moonie to Brisbane oil pipeline continues to be a focus.

In Algester, a suburb of Brisbane, spill site remediation is well advanced. Greening Australia has planted grass, trees and other vegetation to enhance the affected park. Playground equipment also has been installed following consultation with Brisbane City Council and the local community.

In the Brisbane suburb of Carindale, 110m^3 of hydrocarbon was released from the pipeline. Prompt action was taken and the site has been remediated.

In Moonie East, Queensland, hydrocarbons continue to be recovered from bores. An automated hydrocarbon recovery system has been installed. Excavation works to remove contaminated soil have been completed. A bore installation program for ongoing monitoring is nearing completion.

Santos has begun decommissioning the Moonie to Brisbane pipeline. The company has developed an abandonment strategy to reduce the likelihood of incidents and ensure that appropriate measures are in place should an incident occur.

As discussed in detail in the Chairman's review on page 4, Santos transferred its interest in the Brantas PSC, Indonesia, which contains the site of the Sidoarjo mudflow incident.

Recycling doubled

Santos achieved an ambitious recycling target of 15% in the Cooper Basin in 2008. This target followed a review of 2007 data which indicated a recycling rate of about 7% for Cooper Basin sites.

In the Cooper Basin, recycling programs diverted more than 5,976m^3 of waste from landfill. This improvement is not only beneficial to the environment, it can also potentially reduce landfill management costs.

In 2008, Santos instigated its new waste management system for its Adelaide office. This system achieved a recycling rate of over 80%, diverting 66 tonnes of waste from landfill.

VOLUNTARY EMPLOYEE TURNOVER %


8
6
4
2
0
2005
2006
2007
2008

WORKFORCE TRAINING 2008

Category	Total employees	Average training hours per employee*
Strategic leader	11	1.7
Functional leader/ Manager	86	7.9
Team leader/ Supervisor	259	28.3
Technical specialists	368	15.6
Other team members	1,216	36.7
Total	**1,940**	**30.2**

* This figure represents only employees in Australia.

WORKFORCE GENDER PROFILE 2008 %


Strategic leader
91
9
Functional leader/Manager
91
9
Team leader/Supervisor
88
12
Technical specialists
76
24
Other team members
77
23
Total
79
21
Male
Female

Santos' gender profile reflects the predominantly male workforce in trades, engineering and science. The company is involved in programs to improve gender balance; for example, the Geoscience Pathways project.



WORKFORCE AGE PROFILE 2008
%
Under 30 years old 14.1
30–39 years old 28.8
40–50 years old 29.4
Over 50 years old 27.7



EMPLOYEE SURVEY RESULTS
% positive
Job satisfaction
Work support
Leader
Quality and customer service
Employee involvement
Feedback and recognition
Company overall
Communication
Fairness
Pay
Training and development
Integrity
Executives
Change
New themes 2006
Culture
Commitment
Values
New themes 2008
Safety
0 10 20 30 40 50 60 70 80 90 100
2004 2006 2008



OIL SPILL VOLUMES
m³
Moonie East/Algester spills effect
500
400
300
200
100
0
2004 2005 2006 2007 2008

Climate change policy launched

Climate change is a global issue requiring significant resources to meet complex environmental, energy, economic and political challenges.

A clean energy strategy is the cornerstone of Santos' new Climate Change Policy. The policy is based on Santos' vision 'to lower the carbon intensity of its products'. It will guide moves to increase energy efficiency, develop low emissions technology, embed a carbon price and continue public disclosure of emissions.

Santos' new clean energy division will pursue emissions abatement projects and lower emission technologies.

Energy efficiency opportunities

Santos achieved its emission intensity reduction target of 20% by 2008, from 2002 levels (greenhouse emissions/unit of production).

Greenhouse gas and energy efficiency hazard standards under the environment, health and safety management system provide direction to Santos operations for the measurement and management of emissions and energy.

Santos has been actively participating in the Australian Government's energy efficiency opportunities program since its introduction in 2006.

Transparent air quality reporting

Air quality management and reporting includes emissions to air of pollutants. Santos aims to manage operations to comply with regulatory air quality requirements.

The company has disclosed its emissions to the Australian National Pollution Inventory every year since its inception in 1998.

Stakeholder consultation grows

Stakeholder engagement took on an even greater level of importance in 2008 as Santos embarked on a series of landmark projects in new geographical areas. This included the GLNG project, the proposed Shaw River Power Station in western Victoria, and the exploration of the Gunnedah Basin in New South Wales.

To meet the individual needs of these regions, Santos drew up tailored Stakeholder Engagement Plans to ensure communities were fully informed and consulted. Detailed consultation databases for each region ensured every question, comment or grievance was logged, tracked and responded to.

For example, Santos held 25 GLNG information sessions in 2008 across 11 locations and more than 140 project briefings with key stakeholders. More than 250 community enquiries were followed up. The company also set up information shop fronts in Gladstone and Roma's shopping districts as the beginning of an ongoing program.

While taking on new major projects, Santos has not lost sight of the importance of maintaining its stakeholder engagement programs in areas surrounding existing operations such as the Cooper Basin and Victoria.

Community wellbeing programs

Santos is committed to forming strong relationships with the communities it becomes a part of. The company recognises its responsibility as a corporate citizen, and seeks to improve the quality of life in communities surrounding its operations.

The company's Community Policy – developed in 2008 – provides guidance for stakeholder relations and community investments in areas surrounding its operations.

This policy has been incorporated into the company's environment, health and safety management system. The management standard that outlines a framework to ensure activities comply with the policy's commitments is now being finalised.

In 2008, Santos contributed $7.5 million to 206 events and organisations in Australia, Indonesia, Papua New Guinea, Vietnam and Kyrgyzstan. The company focused on education, the environment, art and culture, and youth development.

'Santos contributed $7.5 million to 206 community events and organisations in 2008.'

Examples include:

- a $1 million, three-year commitment to the Adelaide Symphony Orchestra, which continues Santos' longstanding relationship with the ASO
- sponsorship of the OzAsia Festival, including employee participation in the Moon Lantern Festival
- support for 12 organisations in Orbost, Victoria, near Santos' Patricia-Baleen gas plant, including schools, recreational clubs, the fire brigade, and health and environmental projects
- a donation by employees of 520 children's books to Port Moresby General Hospital
- provision of $5 million to establish the Royal Institution of Australia, which will promote scientific knowledge in the wider community.

Santos works with communities to identify local needs before giving support, to ensure its resources are used in the best possible way to make the biggest difference.

Employee fundraising supported

The Santos Community Fund supports volunteering and fundraising by employees. In 2008, it contributed to 14 organisations.

The fund covers all the contributions Santos makes to community-based organisations. It also provides additional support to employees who volunteer their own time and resources to improve the community.

In 2008, this included helping Cooper Basin employees and contractors raise $100,000 for the Royal Flying Doctor Service, and assisting all staff raise about $10,000 for the Juvenile Diabetes Research Foundation.

Indigenous relations and cultural heritage

Santos recognises the importance of retaining cultural heritage. From an operational perspective this involves safeguarding items of cultural significance and ensuring that all relevant statutory cultural heritage requirements are complied with.

In 2008, Santos entered into formal negotiation with eight Aboriginal groups for cultural heritage and native title for the GLNG project.

Cultural Heritage Management Plans are negotiated with Aboriginal groups to define site identification procedures, ensure Aboriginal participation in the identification and protection of cultural heritage and specify impact mitigation measures. In 2008, five plans were completed for review by the Queensland Government.

Resources were expanded in 2008 with the appointment of additional office and field-based cultural heritage personnel. Also, Santos continued to invest in the training and developing cultural heritage officers.

Aboriginal Engagement Policy

The Aboriginal Engagement Policy, which is being developed, will provide a holistic approach to engagement with the Aboriginal community. This will take Santos beyond the minimum legal requirements of cultural heritage and native title, addressing risk in terms of cost, delay and possibility of legal action.

The broader approach includes addressing employment and training, business opportunities and educational support.

More indigenous employment and training opportunities

In 2008, Santos set out a new strategy that aims to have up to 500 Aboriginal employees working with Santos and its contractors in the next few years.

The scheme is a cooperative approach between Santos and its contractors, and will be supported by the development of the Santos Contractor Aboriginal Training and Employment Scheme.

This initiative supports the Australian Employment Covenant. It will be backed by the $10 million Santos Indigenous Fund, set aside for employment and training in the energy sector. Project-based funds, such as those associated with the GLNG project, also will be used.

SANTOS SHARE GREENHOUSE GAS EMISSIONS
Million tonnes CO_2-e


4
3
2
1
0
2002
2003
2004
2005
2006
2007
Australia
United States
Indonesia
PNG

Santos' greenhouse gas emissions are reported as carbon dioxide equivalents and include carbon dioxide, methane and nitrous oxide. This data is audited, with the assurance statement provided mid year. Therefore, 2007 results are represented.

SPONSORSHIP BY ACTIVITY 2008 %



Education	82.3
General community	7.6
Arts and culture	4.3
Industry	1.9
Indigenous	1.8
Environment	1.0
Santos Community Fund	0.7
Youth	0.4

Santos' sponsorship program provides support to education, environment, art and culture and a range of youth development activities.

SPONSORSHIP BY AREA 2008 %



Royal Institution of Australia	67.1
Australian School of Petroleum	13.3
South Australia	6.5
Queensland	4.9
Indonesia	4.8
Northern Territory	1.0
Victoria	0.8
New South Wales	0.6
Western Australia	0.4
Papua New Guinea	0.2
New Zealand	0.2
Vietnam	0.2

Santos' sponsorship program is geographically distributed in a manner consistent with the spread of the company's operations in each area.

Board of Directors



PETER ROLAND COATES

Deputy Chairman

BSc (Mining Engineering)

Age 63. Independent non-executive Director since 18 March 2008 and appointed Deputy Chairman on 10 December 2008. Chairman of the Remuneration Committee and member of the Audit Committee of the Board. Non-executive Chairman of Xstrata Australia since January 2008. Previously Chief Executive of Xstrata Coal, Xstrata plc's global coal business. Appointed non-executive director of Minara Resources Limited on 1 April 2008 and appointed Chairman on 9 May 2008. Appointed non-executive director of Downer EDI Limited on 30 October 2008. Past Chairman of the Minerals Council of Australia, the NSW Minerals Council and the Australian Coal Association. Member of the APEC 2007 Business Consultative Group and the Emissions Trading Task Group. Current member of the NSW Minerals Ministerial Advisory Council and the Business Council of Australia.

KENNETH CHARLES BORDA

LLB, BA

Age 56. Independent non-executive Director since 14 February 2007 and Chairman of the Finance Committee of the Board. Board member of Fullerton Funds Management, owned by Temasek, Singapore, since February 2007. Non-executive director of Ithmaar Bank (Bahrain) since 16 February 2007 and Leighton Contractors Pty Ltd since 1 July 2007. Appointed a director of Talent2 International Ltd on 1 August 2008 and to the Asian Advisory Board of Aviva Pte Ltd in Singapore on 1 February 2009. Previously a Board member of SFE Corporation for over five years until its acquisition by the Australian Stock Exchange Ltd in July 2006. CEO of Middle East and North Africa, Deutsche Bank before retirement on 1 May 2007. Formerly Regional CEO Asia Pacific and CEO Australia and New Zealand, Deutsche Bank. Director of Deutsche Bank Malaysia from 2002 until retirement on 1 May 2007.

STEPHEN GERLACH

Chairman

LLB

Age 63. Independent non-executive Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of the Nomination Committee of the Board. Member of the Environment, Health, Safety and Sustainability Committee, Finance Committee and Remuneration Committee of the Board. Chairman of Futuris Corporation Ltd since 2003, having been appointed a non-executive director in 1996. Chairman and director of Challenger Listed Investments Ltd from 1994 until 5 December 2007. Former Managing Partner of the Adelaide legal firm, Finlaysons. A Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank SA and a director of Foodbank Australia. Previous directorships include Southcorp Holdings Ltd 1994-2005, Elders Rural Bank 1998-2006, Chairman of Elders Australia Ltd 1993-2006 and Chairman of Equatorial Mining Ltd 1994-2002.

ROY ALEXANDER FRANKLIN OBE

BSc (Hons)

Age 55. Independent non-executive Director since 28 September 2006 and member of the Environment, Health, Safety and Sustainability Committee of the Board. Non-executive Chairman of Bateman Litwin NV since May 2006. Chairman of Novera Energy plc since May 2007. Non-executive director of Keller Group plc since 19 July 2007 and StatoilHydro ASA since 1 October 2007. Former Chief Executive Officer of Paladin Resources plc 1997-2005 and former Group Managing Director of Clyde Petroleum plc. Former Chairman of BRINDEX, the trade association for UK independent oil and gas companies 2002-2005 and a former member of PILOT, the joint industry/UK Government task force set up to maximise hydrocarbon recovery from the UK North Sea 2002-2005. In 2004 awarded the OBE for services to the UK oil and gas industry.



PROF JUDITH SLOAN

BA (Hons), MA, MSc

Age 54. Independent non-executive Director since 5 September 1994. Member of the Nomination Committee of the Board. Appointed non-executive Director of the Westfield Group on 26 February 2008. Chairman of Lend Lease Primelife Ltd (previously Babcock & Brown Communities Group) since July 2007. Commissioner of the Australian Fair Pay Commission since March 2006 and part-time Commissioner of the Productivity Commission since 1998. Non-executive Chairman of Primelife Corporation Ltd July 2006-July 2007, Board member then Deputy Chairman of the Australian Broadcasting Corporation 1999–2004 and director of Mayne Group Ltd 1995–2004. Previous appointments include Chairman of SGIC Holdings Ltd, director of the South Australian Ports Corporation, Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

RICHARD MICHAEL HARDING

MSc

Age 59. Independent non-executive Director since 1 March 2004. Chairman of the Environment, Health, Safety and Sustainability Committee of the Board. Member of the Audit, Nomination and Remuneration Committees of the Board. Independent non-executive Chairman of Clough Ltd, having been appointed as director in May 2006. Non-executive director of Downer EDI Limited since 1 July 2008. Non-executive Deputy Chairman of Arc Energy Ltd until 25 May 2007 (appointed as non-executive director on 26 August 2003). Chairman of the Ministry of Defence Project Governance Board – Land Systems Division (Army) 2003 – 1 February 2009. Former President and General Manager of BP Developments Australia Ltd with over 25 years of extensive international experience with BP. Former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association (APPEA).

DAVID JOHN WISSLER KNOX

Chief Executive Officer and Managing Director

BSc (Hons) Mech Eng, MBA

Age 51. Appointed Chief Executive Officer and Managing Director in 2008. Member of the Environment, Health, Safety and Sustainability Committee of the Board. Responsible for the overall performance and strategic direction of the company. Leads major strategic initiatives, develops top level external relationships, leads and manages the Santos Leadership Team and takes responsibility for the management succession process. Joined Santos in September 2007 as Executive Vice President Growth Businesses and was appointed Acting Chief Executive Officer in March 2008. Previously Managing Director of BP Exploration & Production in Australasia and an Executive Member of APPEA. David has a wealth of upstream oil and gas experience, having held management and engineering roles at BP, ARCO and Shell across Australia, United Kingdom, Pakistan, United States, Netherlands and Norway.

KENNETH ALFRED DEAN

BCom (Hons), FCPA, MAICD

Age 56. Independent non-executive Director since 23 February 2005. Chairman of the Audit Committee and member of the Finance Committee of the Board. Director of Santos Finance Ltd since 30 September 2005. Chief Financial Officer of Alumina Ltd, 4 October 2005 – 3 February 2009, alternate director of Alumina Ltd, 27 October 2005 – 3 February 2009, and non-executive director of Alcoa of Australia Ltd, Alcoa World Alumina LLC and related companies, 27 October 2005 – 3 February 2009. Director of Shell Australia Ltd from 1997 to 2001 and Woodside Petroleum Ltd from 1998 to 2004. Over 30 years' experience in the oil and gas industry. Fellow of the Australian Society of Certified Practising Accountants and member of the Australian Institute of Company Directors. Former Chief Executive Officer of Shell Financial Services and member of the La Trobe University Council.

Santos Leadership Team



MARTYN EAMES

Vice President Asia Pacific

BSc (Hons)

Martyn Eames is responsible for Santos' activities in the Asia Pacific region. These comprise Santos' business interests in Indonesia, Papua New Guinea, India, Bangladesh, Kyrgyzstan and Vietnam.

Martyn joined Santos in December 2004 and was formerly Vice President Strategy and Business Planning with BP Angola. His career spans more than 25 years with BP, working various upstream roles in Angola, Canada, Australia, Papua New Guinea, Norway, United Kingdom and United States.

JAMES BAULDERSTONE

Vice President Corporate Development and Legal; Company Secretary

LLB (Hons), BSc (Hons)

James Baulderstone is responsible for the M&A team, the Commercial and Marketing Excellence function and Legal and Secretariat. James is also Company Secretary of the Santos Group.

James joined Santos in January 2007 as General Counsel and Company Secretary after previously holding similar roles at Mayne Group and BlueScope Steel. James has extensive legal, commercial and business development experience across many countries including the United States, Germany, United Kingdom, Malaysia, China and India.

PETER WASOW

Chief Financial Officer and Executive Vice President

BCom, GradDipMgmt, FCPA

Peter Wasow is responsible for strategy and planning, corporate finance, accounting, taxation, treasury, investor relations, risk and audit, and public affairs.

Peter joined Santos in May 2002 following a 23-year career with BHP Billiton. His roles included Vice President Finance and Administration for BHP Petroleum in Houston, Texas. His most recent role was Vice President Finance, in the BHP corporate office, Melbourne.

MARK MACFARLANE

Vice President Eastern Australia

BEng (Hons) Mechanical

Mark Macfarlane is responsible for Santos' eastern Australia activities, including commercial and finance, business development, exploration and development, production operations, plant operations and reliability, and human resources.

Mark joined Santos in 1997 after a nine-year career with Esso in Australia and Malaysia. He has worked in a variety of leadership roles at Santos, including reservoir management, corporate planning, gas and oil exploitation and optimisation, and operations. Mark's most recent role was Vice President Development.

DAVID KNOX

Chief Executive Officer and Managing Director

BSc (Hons) Mech Eng, MBA

David Knox joined Santos in September 2007 as EVP Growth Businesses and was appointed Acting CEO in March 2008. After a global search he was appointed CEO and MD in July 2008. He was previously Managing Director of BP Exploration & Production in Australasia and an Executive Member of APPEA.

David has a wealth of upstream oil and gas experience, having held management and engineering roles at BP, ARCO and Shell across Australia, United Kingdom, Pakistan, United States, Netherlands and Norway.

MARY LYNCH

Vice President Human Resources

BTech, GradDipHRMgmt

Mary Lynch is responsible for human resources strategy and activities throughout Santos, including remuneration and benefits, organisational effectiveness, talent management, learning and development, recruitment and payroll.

Mary joined Santos in September 2003 as Group Executive Human Resources. She previously held the position of National Manager, Human Resources in Telstra Corporation's Infrastructure Services Group and has held senior Human Resources positions with KPMG Consulting Australia and Mobil Oil Australia.



RICK WILKINSON

President GLNG and Queensland

BSc (Hons)

Rick Wilkinson is responsible for the Queensland assets, including overseeing the total GLNG business including the commercial, marketing and financial aspects.

Rick was formerly Vice President Commercial. Before joining Santos in 1997, he was Group Manager Energy Retail for the Victorian Gas and Fuel Corporation, responsible for energy trading, customer relations, marketing and sales. He has also held various engineering, strategy and management positions with Schlumberger, McKinsey & Co and Pilkington Glass.

TREVOR BROWN

Vice President Exploration

BSc (Hons)

Trevor Brown leads a team of highly qualified geoscientists to implement a challenging exploration strategy and is responsible for enhancing Santos' geoscience excellence across all exploration, appraisal, development and new venture activities.

Trevor joined the company in 2001 from the US independent oil company Unocal where he was part of a very active exploration team. He has held various roles at Santos including Manager New Ventures, Manager Growth Projects and Vice President Geoscience and New Ventures. Trevor has over 20 years experience in the oil and gas industry including 11 years in Indonesia managing onshore and offshore exploration programs.

JOHN ANDERSON

Vice President Western Australia and Northern Territory

LLB, BEc, GDCL

John Anderson is responsible for Santos' activities in Western Australia and Northern Territory, including commercial and finance, business development, exploration, development and operated assets.

John joined Santos in 1996 as Corporate Counsel for the former Queensland Northern Territory Business Unit after 10 years as a solicitor with Freehills. He has held a range of roles at Santos including Manager Legal and Business Services, Group Executive Business Development, Vice President Strategic Projects and most recently Vice President Commercial.

RAY BETROS

Executive Vice President Technical

BEng Chemical,
GradDip Process Plant Engineering

Ray Betros is responsible for driving overall performance; enhancing Santos' technical excellence across subsurface and surface engineering disciplines; leading environment, health and safety and clean energy strategies; and overseeing delivery of key technical services (drilling, IT, and procurement and logistics).

Ray joined Santos in January 2009 from BG Group where he was the Technical Director and Chief Operating Officer for the Asian, Middle Eastern and African regions. During his more than 30-year career, he has also held senior positions with BHP Billiton and Hoechst.

ROGER KENNETT

Vice President GLNG Operations

BSc Chemical Technology

Roger Kennett is responsible for the project management, engineering, construction and operation of the coal seam gas field development in eastern Queensland, the 435 kilometre pipeline from Fairview to Gladstone, and the GLNG plant and facilities.

Roger joined Santos in 1984, and has held a range of operations and technical leadership roles during his 25 year career with Santos. His most recent role was Vice President Operations. Before joining Santos, Roger worked for 13 years in chemical and fertiliser industries.

Nick Lemon, Senior Staff Sedimentologist and Petrologist, discussing core samples with the Santos Leadership Team at the company's core library, which is housed at Santos' Regional Distribution Centre at Port Adelaide.

Corporate governance

INTRODUCTION

The Board and management of Santos believe that, for the Company to achieve its vision of becoming a leading energy company for Australia and Asia, it is necessary for the Company to strive for the highest standards of personnel safety, environmental performance, governance and business conduct across its operations in Australia and internationally.

To achieve the highest standards of corporate governance, the Board has established corporate governance policies and charters (Policies). The Policies, or a summary of the Policies, are publicly available on the Company's website, www.santos.com.

The Company's Policies meet the requirements of both the *Corporations Act 2001 (Cth)* (the Act) and the Listing Rules of the Australian Securities Exchange (ASX), and, in the opinion of the Board, comply with best practice, including the ASX Principles of Good Corporate Governance and Good Practice Recommendations (ASX Principles).

The table on page 31 indicates where specific ASX Principles are dealt with in this Statement.

PART I: COMPOSITION OF THE BOARD

Relevant policies and charters
See www.santos.com

- Board Guidelines
- Company Constitution

1.1 Composition

The composition of the Board is determined in accordance with the Company's Constitution and the Board Guidelines which, among other things, require that:

- the Board comprises a minimum of five directors (exclusive of the Chief Executive Officer/Managing Director (CEO)), and a maximum of ten directors;
- the Board should comprise a substantial majority of independent, non-executive Directors;
- there should be a separation of the roles of Chairman and CEO of the Company;
- the Chairman of the Board should be an independent, non-executive Director; and
- performance of the Board and its members should be reviewed regularly and objectively.

The names and details of the experience, qualifications, special responsibilities, and term of office of each Director of the Company and the Company Secretary are set out on pages 26 to 29 of this Annual Report.

In 2008, the Board introduced the new role of Deputy Chairman as part of the Board's succession planning and Board renewal process. Peter Coates was appointed as Deputy Chairman on 10 December 2008.

1.2 Director independence

The Board has adopted the definition of independence set out in the ASX Principles.

Having regard to this definition, the Board generally considers a Director to be independent if he or she is not a member of management and is free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. The Board will assess the materiality of any given relationship that may affect independence on a case-by-case basis and has adopted materiality guidelines to assist in that assessment.

Under these guidelines, the following interests are regarded as material in the absence of any mitigating factors:

- a holding of 5% or more of the Company's voting shares or a direct association with an entity that holds more than 5% of the Company's voting shares; or
- an affiliation with an entity which accounts for 5% or more of the revenue or expense of the Company.

Each Director's independence is assessed by the Board on an individual basis, with reference to the above materiality guidelines and focussing on an assessment of each Director's capacity to bring independence of judgement to Board decisions. In this context, Directors are required to promptly disclose to the Board their interests in contracts, family ties and cross-directorships which may be relevant in considering their independence.

Currently, the Board comprises seven non-executive Directors, all of whom are considered independent under the principles set out above, and one executive Director (the Managing Director/CEO).

1.3 Conflicts of interest

The Board has an obligation to ensure that Directors avoid conflicts between their duty to the Company and their own personal interests. Directors are required to declare actual or potential conflicts of interest both on their appointment to the Board and on an ongoing basis. Where a material personal interest arises with respect to a matter that is to be considered by the Board, the Director is required to declare that interest and must not take part in any Board discussion or vote in relation to that matter, unless permitted in accordance with the Act.

1.4 Appointment of new Directors, term of office and re-election

The Board Guidelines include the following principles:

- non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board;
- there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and
- the contribution of the Board, Board Committees, and of individual Directors is the subject of formal review and discussion in accordance with the process set out below.

Prospective candidates for election and re-election to the Board are reviewed by the Nomination Committee. The Committee considers the business experience, skills and expertise of the candidates and the requirements of the Board, to ensure that the Board's overall composition enables it to meet its responsibilities. The Nomination Committee makes appropriate recommendations to the Board regarding possible appointments of Directors.

ASX PRINCIPLES AND RECOMMENDATIONS	REFERENCE IN CORPORATE GOVERNANCE STATEMENT
Principle 1 - Lay solid foundations for management and oversight	
1.1 Establish and disclose the functions reserved to the Board and those delegated to management.	2.1
1.2 Disclose the process for evaluating the performance of senior executives.	1.6
1.3 Provide the information indicated in the guide to reporting on Principle 1.	1.6, 2
Principle 2 - Structure the Board to add value	
2.1 A majority of the Board should be independent Directors.	1.2
2.2 The chairperson should be an independent Director.	1.1
2.3 The roles of chairperson and chief executive officer should not be exercised by the same individual.	1.1
2.4 The Board should establish a Nomination Committee consisting of a minimum of three members, the majority being independent Directors.	3.1, 3.2, 3.3
2.5 Disclose the process for evaluating the performance of the Board, its committees and individual directors.	1.6
2.6 Provide the information indicated in the guide to reporting on Principle 2.	1.1, 1.2, 1.4, 1.6, 2.2, 3.1, 3.2, 3.3
Principle 3 - Promote ethical and responsible decision-making	
3.1 Establish a code of conduct to guide the Directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:	5.1, 5.2
3.1.1 the practices necessary to maintain confidence in the Company's integrity;	
3.1.2 the practices necessary to take into account their legal obligations and the reasonable expectations of stakeholders;	
3.1.3 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	
3.2 Disclose the policy concerning trading in Company securities by Directors, senior executives and employees.	5.3
3.3 Provide the information indicated in the guide to reporting on Principle 3.	5.1, 5.2, 5.3
Principle 4 - Safeguard integrity in financial reporting	
4.1 The Board should establish an Audit Committee.	3.2, 3.3
4.2 Structure the Audit Committee so that it: • consists only of non-executive Directors; • consists of a majority of independent Directors; • is chaired by an independent chair, who is not a chair of the Board; and • has at least three members.	3.1, 3.2, 3.3
4.3 The Audit Committee should have a formal charter.	3
4.4 Provide the information indicated in the guide to reporting on Principle 4.	3.2
Principle 5 - Make timely and balanced disclosure	
5.1 Establish and disclose written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	5
5.2 Provide the information indicated in the guide to reporting on Principle 5.	5
Principle 6 - Respect the rights of shareholders	
6.1 Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	5.4
6.2 Provide the information indicated in the guide to reporting on Principle 6.	5.4
Principle 7 - Recognise and manage risk	
7.1 Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	4.1
7.2 Require management to design and implement the risk management and internal control system to manage the company's material business risks and report to the Board on whether those risks are being managed effectively.	4.1, 4.2
7.3 Disclose whether the Board has received assurance from the chief executive officer and the chief financial officer that the declaration provided under s295A of the Act is founded on a sound system of risk management and internal control that is operating effectively in all material respects in relation to financial reporting risks.	4.2
7.4 Provide the information indicated in the guide to reporting on Principle 7.	4.1, 4.2
Principle 8 - Remunerate fairly and responsibly	
8.1 The Board should establish a remuneration committee.	3.2, 3.3
8.2 Distinguish the structure of non-executive directors' remuneration from that of executive directors and senior executives.	3.3
8.3 Provide the information indicated in the guide to reporting on Principle 8.	3.2, 3.3

Corporate governance
(continued)

Under the Company's Constitution, approximately one third of Directors retire by rotation each year. Directors appointed during the year are also required to submit themselves for election by shareholders at the Company's next Annual General Meeting. The Nomination Committee considers candidates for re-election and makes recommendations to the Board, taking into account performance, internal and external Board and Director review results and the requirements of the Board.

In 2008:

- **John Ellice-Flint retired as Managing Director and CEO on 25 March 2008;**
- **David Knox was appointed as Acting CEO on 25 March 2008 and as CEO and Managing Director on 28 July 2008; and**
- **Peter Coates was appointed as Director on 18 March 2008 and as Deputy Chairman on 10 December 2008.**

1.5 Director induction and continuing education

Prior to appointment, each Director is provided with a letter of appointment which includes copies of the Company's Constitution, Board Guidelines, Committee Charters, relevant policies and functional overviews of the Company's strategic objectives and operations. Additionally, the expectations of the Board in respect of a proposed appointee to the Board and the workings of the Board and its Committees are conveyed in interviews with the Chairman. Induction procedures include access to appropriate executives in relation to details of the business of the Company.

Directors are expected to continue their education by attending both internal and external training and education relevant to their role.

1.6 Review of Board, Director and executive performance

An external review of the Board and individual Directors is carried out on a biennial basis. In addition, internal reviews of individual Directors are conducted annually.

The external reviews are carried out by an independent consultant, based on a scope agreed in advance with the Board. Internal reviews are facilitated by the Chairman, in consultation with the Nomination Committee, and involve formal interviews with each Director culminating in a written report prepared by the Chairman.

In addition, Board Committees conduct their own internal review of their performance, structure, objectives and purpose from time to time.

Performance evaluation of senior executives is undertaken twice a year by the CEO, the results of which are used by him in association with the Remuneration Committee in determining future remuneration and generally for review by the Board in relation to management succession planning.

An external review of the Board was undertaken in late 2007 and internal reviews were undertaken in January 2009. In addition, performance reviews were conducted for each of the senior executives, including the CEO, during the year.

These reviews were carried out in accordance with the process set out above against the following criteria:

- analysing performance against agreed measures;
- examining the effectiveness and quality of the individual in their given role;
- assessing key contributions;
- identifying areas of potential improvement; and
- assessing whether various expectations of shareholders have been met.

As a result of recommendations arising from the external Board review, a number of initiatives have been introduced; for example, increasing time spent on strategic issues and improving the style and format of Board papers.

The performance evaluations of senior executives that were conducted in accordance with the above procedures directly impacted their short-term incentive awards.

Details of the remuneration received by Directors and senior executives are set out in the Remuneration Report commencing on page 50 of the Annual Report.

PART 2: BOARD RESPONSIBILITIES

Relevant policies and charters
See www.santos.com

- Board Guidelines

In addition to the Board Guidelines, the Board has endorsed a formal document outlining the Role of the Board. The overriding objective is to increase shareholder value to top quartile performance. The Board endeavours to do this by use of a management framework which protects the rights and interests of shareholders and ensures the Company is properly managed through the implementation of sound strategies and action plans and the development of an integrated framework of risk management and control over the Company's economic resources.

2.1 Responsibilities

The Board is responsible for the overall corporate governance of the Company, including approving the strategic direction and financial objectives, oversight of the Company and its management, establishing goals for management and monitoring the attainment of these goals.

Specifically, the Board is responsible for:

- the provision of strategic direction and oversight of management;
- significant acquisitions and disposals of assets;
- significant expenditure decisions outside of the Board-approved corporate budget;
- hedging of product sales, sales contracts and financing arrangements;
- the approval of, and monitoring of, financial performance against strategic plans and corporate budgets;
- the approval of delegations of authority to management;
- ethical standards and codes of conduct;
- the selection and evaluation of, and succession planning for, Directors and the CEO;

- the remuneration of Directors and the CEO; and
- oversight of the integrity of material business risk management including financial and non-financial risks.

The Board has also established a number of Board Committees to assist with the effective discharge of its duties.

Each Director is required to ensure that they are able to devote sufficient time to discharge their duties and to prepare for Board and Committee meetings and associated activities. The Board delegates management of the Company's resources to the Company's executive management team, under the leadership of the CEO, to deliver the strategic direction and goals approved by the Board. This is formally documented in the Company's Delegation of Authority which details the responsibilities delegated by the Board to management for:

- implementing corporate strategies;
- maintaining and reporting on effective risk management; and
- operating under approved budgets and written delegations of authority.

2.2 Indemnity, access to information and independent professional advice

The Board Guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

Pursuant to a deed executed by the Company and each Director, a Director also has the right to access all documents which have been presented to meetings of the Board or to any Committee of the Board or otherwise made available to the Director whilst in office. This right continues for a term of seven years after ceasing to be a Director or such longer period as is necessary to determine relevant legal proceedings that commenced during that term. Information in respect of indemnity and insurance arrangements for Directors and certain senior executives appears in the Directors' Statutory Report on page 48 of this Annual Report.

PART 3: BOARD COMMITTEES

Relevant policies and charters
See www.santos.com

- Audit Committee Charter
- Environment, Health, Safety & Sustainability Committee Charter
- Finance Committee Charter
- Nomination Committee Charter
- Remuneration Committee Charter

3.1 Role and membership

The Board has established a number of Committees to assist with the effective discharge of its duties. The membership and role of each Committee is set out in section 3.3.

All Committees are chaired by and comprise only non-executive, independent Directors, except the Environment, Health, Safety and Sustainability Committee, which includes the CEO as a member. Each Committee has no less than three members. Other composition requirements specific to the individual Committees are set out in section 3.3. Non-Committee members may attend Committee meetings by invitation.

Each Committee operates under a specific charter approved by the Board. The Board Committee Charters have been reviewed in accordance with the revised ASX Principles.

Board Committees have access to internal and external resources, including access to advice from external consultants or specialists without management present.

The Chairman of each Committee provides a report together with the minutes and recommendations of the Committee at the next Board meeting.

Following is a summary of the membership of the Board Committees. Details of the qualifications and experience of each Director is set out on pages 26 to 27.

Membership of Board Committees

		Audit Committee	Environment, Health, Safety & Sustainability Committee	Finance Committee	Nomination Committee	Remuneration Committee
K C Borda	Non-executive Director			Chairman		
P R Coates	Non-executive Director (Deputy Chairman)	Member				Chairman
K A Dean	Non-executive Director	Chairman		Member		
R A Franklin	Non-executive Director		Member			
S Gerlach	Non-executive Director (Chairman)		Member	Member	Chairman	Member
R M Harding	Non-executive Director	Member	Chairman		Member	Member
D J W Knox	Executive Director (Managing Director/CEO)		Member			
J Sloan	Non-executive Director				Member	

Corporate governance
(continued)

3.2 Board and Committee meetings

The Board Guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days' duration. Board members are expected to attend any additional meetings as required. In 2008, a total of 12 meetings were held.

Details of the Board and Committee meetings held and attendances at those meetings appear in the Directors' Statutory Report on page 46 of this Annual Report.

In addition to the Board meetings, several meetings of the non-executive Directors are scheduled each year. The Managing Director/CEO (as an executive Director) and members of management do not attend these meetings.

Also, in accordance with the Board Guidelines, at least four Board dinners are held each year, of which at least one is attended exclusively by non-executive Directors.

Members of management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. Where appropriate, advisors to the Company attend meetings of the Board and of its Committees.

3.3 Role and Membership of Committees

Committee	Members and Composition	Role
Audit	Mr K A Dean (Chairman) Mr P R Coates Mr R M Harding During the year, as part of an annual review and succession planning process, Mr Coates was appointed to the Committee and Professor Sloan ceased to be a member. The Committee is required to consist of: • members who are financially literate; • at least one member with past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background; and • at least one member with an understanding of the exploration and production industry. The Chairman of the Board is precluded from being the Chairman of the Audit Committee.	The primary objective of the Audit Committee is to assist the Board to fulfil its corporate governance and oversight responsibilities related to financial accounting practices, external financial reporting, financial risk management and internal control, the internal and external audit function, and compliance with laws and regulations relating to these areas of responsibility. Specifically, the role of the Audit Committee includes: • reviewing the effectiveness of the Company's risk management and internal compliance and control systems relating to financial reporting; • evaluating the truth and fairness of Company financial reports and recommending acceptance to the Board; • reviewing the process adopted by the CEO and Chief Financial Officer (CFO) when certifying to the Board that the Company's financial reports are true and fair and that they are based on a sound system of risk management and internal compliance and control that is operating effectively in all material respects; • examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices; • meeting regularly with the internal and external auditors to reinforce their respective independence and to determine the appropriateness of internal and external audit procedures; • where the external auditor provides non-audit services, reporting to the Board as to whether the Committee is satisfied that the provision of those services has not compromised the auditor's independence; • reviewing the performance of the internal and external auditors and providing them with confidential access to the Board; • receiving from the external auditors a formal written statement delineating all relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence; • referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial reports of the Company; • recommending proposed dividends to the Board for final adoption; and • recommending to the Board the appointment and dismissal of the head of internal audit.

Committee	Members and Composition	Role
Environment, Health, Safety and Sustainability	Mr R M Harding (Chairman) Mr R A Franklin Mr S Gerlach Mr D J W Knox	The role of the Environment, Health, Safety and Sustainability Committee includes: • monitoring and review of the Environment, Health and Safety and Greenhouse Policies and related systems; • monitoring and review of the development of the Company's Sustainability Management Framework and the performance of sustainability aspects of this framework under the categories of Environment, Community and Our People (excluding sustainability aspects under the category of Economy); and • review of the regular internal and external environmental, health and safety audits. The Committee was named the Safety, Health and Environment Committee until February 2008, when the Committee's charter was expanded to incorporate a sustainability component.
Nomination	Mr S Gerlach (Chairman) Mr R M Harding Professor J Sloan	It is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board (including the re-election of incumbent Directors). The primary criterion adopted in selection of suitable Board candidates, and used in the assessment of incumbent directors seeking re-election, is their capacity to contribute to the ongoing development of the Company, having regard to the location and nature of the Company's significant business interests and to the candidates' qualifications and experience by reference to the attributes of existing Board members. When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.
Remuneration	Mr P R Coates (Chairman) Mr S Gerlach Mr R M Harding During 2008, as part of an annual review, Mr Coates was appointed to the Committee as Chairman to replace Professor Sloan.	The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: • the compensation arrangements for the non-executive and executive Directors (including the CEO), and senior executives; • the Company's superannuation arrangements; and • employee share and option plans. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements. The structure and details of the remuneration paid to Directors, the CEO and other senior executives during the period are set out in the Remuneration Report commencing on page 50 of this Annual Report and note 32 to the financial statements commencing on page 125 of this Annual Report.
Finance	Mr K C Borda (Chairman) Mr K A Dean Mr S Gerlach During 2008, Mr Borda replaced Mr Gerlach as Chairman of the Finance Committee as part of succession planning and the annual Committee review. Mr Gerlach remains a member of the Committee.	The role of the Finance Committee includes: • responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals; • formulating and monitoring compliance with treasury policies and practices; and • the management of credit, liquidity and commodity market risks.

PART 4: RISK MANAGEMENT

Relevant policies and charters
See www.santos.com

- Board Guidelines
- Risk Management Policy

4.1 Risk management systems

The Board is responsible for overseeing the implementation of, and ensuring there are adequate policies in relation to, the Company's risk management and internal compliance and control systems. These systems require management to be responsible for identifying and managing the Company's material business risks, which include financial and non-financial risks, such as environmental, exploration and investment risks.

An Enterprise-Wide Risk Management approach forms the cornerstone of Risk Management activities of the Company and is based on the relevant Australian Standard (AS/NZS 4360: 2004). This approach is incorporated in the Company's Risk Management Policy and aims to ensure that material business risks (both financial and non-financial) facing the Company are consistently identified, analysed and evaluated, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk-based approach. The internal audit function is independent of the external auditor and reports to the Audit Committee.

4.2 Management reporting on risk

Management reporting on risk operates on a number of levels.

All reports to the Board on strategic and operational issues incorporate an assessment by management of the associated risks, which ensures that the Board is in a position to make fully-informed business judgements on these issues.

In addition, the Board receives dedicated risk management updates which address the material business risks facing the Company and the systems and policies in place to manage those risks. In addition to these periodic updates, the Board and management give ongoing consideration to the effectiveness of the Company's risk management and internal compliance and control systems, and whether there is scope for further improvement of these systems. The Board also receives written certifications from the CEO and the CFO in relation to the Company's financial reporting processes. For the 2008 financial year, the CEO and CFO certified that:

"The declaration provided in accordance with section 295A of the Corporations Act in respect of the Consolidated Financial Report for the year ended 31 December 2008 is founded on a sound system of risk management and internal control, and the system is operating effectively in all material respects in relation to financial reporting risks."

4.3 Examples of business risks

Examples of management of specific business risks, and the systems Santos has in place to manage these risks, include the following:

Type of risk	Method of management
Environmental and safety risk	Environmental and safety risk is managed through: • a comprehensive Environmental Health and Safety Management System based on Australian Standard 4801 and International Standard 14001; • environment, health and safety committees at Board and management levels; • the retention of specialist environmental, health and safety staff and advisors; • regular internal and external environmental, health and safety audits; and • imposing environmental care and health and safety accountability as line management responsibilities.
Exploration and reserves risk	Exploration risk and uncertainty is managed through: • internal control systems which include formalised risk and resource assessment of exploration prospects; • corporate review in both prospect and hindsight; and • Board approval of exploration budgets. The Company has a Reserves Management System that is consistent with the Society of Petroleum Engineers Petroleum Resources Management System. External reserves reviews and audits are also undertaken as necessary.
Investment risk	The Company has clearly defined procedures for capital allocation and expenditure. These include: • a portfolio management system; • annual budgets; • detailed appraisal and review procedures; • project management processes; • levels of authority; and • due diligence requirements where assets are being acquired.

Financial reporting and treasury	• A comprehensive budgeting system exists with an annual budget approved by the Board. • Monthly actual results are reported against budget and quarterly forecasts for the year are prepared and reported to the Board. • Treasury operations are subject to a comprehensive system of internal control, and speculative financial transactions are prohibited. • Further details relating to financial instruments and commodity price risk management are included in Note 38 to the Consolidated Financial Statements. • Regular treasury and market risk reports are made to the Finance Committee of the Board.
Operational risk	• All significant areas of Company operations are subject to regular reporting to the Board. • The Board receives regular reports on the performance of each Business Unit and functional area, including: Australia; Asia; GLNG and Queensland; Corporate Development and Legal; Finance and Investor Relations; Human Resources; Government and Media; Environment, Health, Safety and Sustainability.

PART 5: ETHICS AND CONDUCT

Relevant policies and charters
See www.santos.com

- Code of Conduct
- Reporting Misconduct Policy
- Guidelines for Dealing in Securities
- Continuous Disclosure Policy
- Shareholder Communications and Market Disclosure Policy

5.1 Ethical standards and Code of Conduct

To promote high standards of corporate governance and business conduct, the Company has provided its employees with a clear set of rules, values and guidelines to follow when carrying out their work as a Santos employee and representative. These rules, values and guidelines set out what is expected of Directors, employees, contractors and agents of Santos.

In particular, the Company has in place an integrated Code of Conduct which:

- sets out the Company's key rules, values and guidelines with respect to workplace and environment, business conduct and sustainability; and
- outlines the processes for reporting and investigating suspected breaches, and the penalties that may be imposed where a breach is found to have occurred.

Key issues addressed by the Code of Conduct include:

- achieving compliance with all applicable laws of the countries in which Santos operates;
- avoiding conflicts, by prioritising the interests of the Company and its stakeholders over personal interests;
- prohibiting inappropriate gifts, hospitalities, bribes, commissions and inducements;
- communicating regularly, accurately and effectively with investors, other stakeholders, the media and the market generally;
- treating employees and prospective employees fairly and equitably in all matters;
- protecting rights of privacy and confidentiality, both at an individual and Company level;
- ensuring Company assets are used solely to promote the interests of the Company and its stakeholders;
- operating with a view to long-term sustainability, through a focus on health, safety and the environment; and
- acting as a responsible corporate citizen in all communities of which the Company is part, and actively contributing to the needs of the communities.

The standards of conduct expected of Santos staff, including those directed at the broader stakeholder constituency of shareholders, employees, customers and the community, are also recorded in separate guidelines and policies relating to dealing in securities (discussed below), the environment, occupational health and safety and human resources.

Further, a Finance Code of Conduct, based on a code developed by the Group of 100 (an association of senior finance executives from Australia's business enterprises) applies to the CFO and all other officers and employees within the finance function of the Company who have the opportunity to influence the integrity, direction and operation of the Company and its financial performance. Santos treats actual or suspected breaches of its guidelines and policies seriously, and has adopted an Issue Resolution Policy and a Reporting Misconduct Policy to ensure that suspected breaches are reported and acted upon fairly and effectively. Where a serious breach is found to have occurred, penalties may be imposed ranging from counselling to dismissal.

In 2008, the Company's Code of Conduct was revised and re-launched. An education program for all employees was conducted including a mandatory online training module. This education program is now part of the compulsory induction program for all new employees.

5.2 Reporting misconduct

Santos is committed to practising high standards of business conduct and corporate governance and complying with legal requirements wherever the Company operates.

A Reporting Misconduct Policy is in place at Santos, to enable employees to confidentially report misconduct without fear of reprisal or discrimination. Misconduct is defined as non-compliance with laws, regulations and company policy and procedures. The Reporting Misconduct Policy is an additional mechanism, over and above existing reporting and support avenues. It is expected that, in most circumstances, the normal channels are used to report misconduct in the first instance. An independent hotline is available

for reporting. Matters are investigated without bias and anyone using the hotline in good faith will be protected from reprisals and discrimination and their identity will be protected (if desired by them or otherwise required by law).

5.3 Guidelines for dealing in securities

The Company has developed specific written guidelines that prohibit Directors and executives (and their respective associates) from acquiring, selling or otherwise trading in the Company's shares, or another company's shares, if they possess material price-sensitive information which is not in the public domain. Pursuant to these guidelines, no person may deal in securities while they are in the possession of price-sensitive information. In other circumstances, Directors must provide notice of their intention and receive acknowledgement from the Chairman or his representative (and for executives, from the Company Secretary or a person appointed by the Board) prior to any dealings in securities either by themselves or by their associates, and must promptly notify details following the dealing.

The Company's policy is that trading in Santos securities is permitted, with approval as set out above, only during the following periods:

- the period commencing two clear days after the announcement of the Company's annual results and ending 1 July; and
- the period commencing two clear days after the announcement of the Company's half-yearly results and ending 1 January.

Directors and executives may not deal in securities on considerations of a short-term nature.

5.4 Continuous disclosure and shareholder communication

The Company is committed to giving all shareholders timely and equal access to information concerning the Company.

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. These policies establish procedures to ensure that Directors and Management are aware of and fulfil their obligations in relation to the timely disclosure of material price-sensitive information. Information must not be selectively disclosed prior to being announced to the ASX and NASDAQ. Employees must notify their departmental manager or a designated Disclosure Officer as soon as they become aware of information that should be considered for release to the market.

When the Company makes an announcement to the market, that announcement is released to both exchanges where its shares and securities are listed: ASX and NASDAQ. The Company Secretary and Group Executive Investor Relations are responsible for communications with the exchanges. All material information disclosed to the ASX is posted on the Company's website at www.santos.com. This includes ASX announcements, annual reports, notices of meetings, CEO briefings, media releases, and materials presented at investor, media and analyst briefings. An email alert facility is also offered to shareholders. Webcasting of material presentations, including annual and half-yearly results presentations, is provided for the benefit of shareholders, regardless of their location.

The Board is conscious of its obligations to shareholders and will seek their approval as required by the Company's Constitution, the Act and the ASX Listing Rules, or where otherwise considered appropriate by the Directors.

Additionally, the Company's external auditor attends Annual General Meetings to be available to answer shareholder questions relevant to the conduct of the audit.

5.5 Independence of auditors and non-audit services

The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor. The policy ensures the external auditor's independence and impartiality by prescribing that:

- the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board;
- audit partners who have had significant roles in the statutory audit will be required to rotate off the audit after a maximum of five years and there will be a period of at least two successive years before that partner can again be involved in the Company's audit; and
- the internal audit function, if outsourced, will be provided by a firm other than the external audit firm. The nature and amount of non-audit services provided by the external auditors is detailed in the Directors' Statutory Report on page 48, together with the Directors' reasons for being satisfied that the provision of those services did not compromise the auditor independence requirements of the Act.

The policy requires that services which are considered to be in conflict with the role of statutory auditor are not performed by the Company's external auditor and prescribes the approval process for all non-audit services where the Company's external auditor is used. The Audit Committee Chairman is responsible for the final approval of these services.

Non-assurance service work in 2008 represented only 5% of the fees paid to the Company's external auditor or associates.

A copy of the auditor's independence declaration as required under section 307C of the Act is set out on page 142 of the Annual Report.

Organisational chart


BOARD COMMITTEES
AUDIT
ENVIRONMENT, HEALTH, SAFETY AND SUSTAINABILITY
FINANCE
NOMINATION
REMUNERATION
BOARD OF DIRECTORS
CHIEF EXECUTIVE OFFICER
SANTOS LEADERSHIP TEAM
The SLT comprises the CEO and his direct reports and drives business strategy and performance
CORPORATE CORE
Allocate capital and provide governance and strategic leadership
HUMAN RESOURCES
LEGAL, CORPORATE DEVELOPMENT AND COMMERCIAL
STRATEGY, FINANCE, PUBLIC AFFAIRS AND COMMUNICATIONS
DISCIPLINES
Provide excellence, service and assurance
EXPLORATION
TECHNICAL
(clean energy, sustainability, information technology, procurement, drilling, environment, health and safety)
BUSINESS UNITS
Deliver business performance
ASIA
EASTERN AUSTRALIA
GLNG AND QUEENSLAND
WESTERN AUSTRALIA AND NORTHERN TERRITORY

Santos Group interests

as at 28 February 2009

Licence area	% interest
Note: In South Australia PPL = Petroleum Production Licence and PL = Pipeline Licence. In Queensland PPL = Pipeline Licence and PL = Petroleum Lease.	
SOUTH AUSTRALIA	
Cooper Basin[1] (Fixed Factor Area)	
(PPLs 6-20, 22-61, 63-75, 78-111, 113-117, 119, 120, 124, 126-130, 132-135, 137-141, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196, 198 & 199)	66.6
Patchawarra East Joint Operating Area[1]	
(PPLs 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191, 197, 200 & 201)	60.4
SCAB Patchawarra East (PPL 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191, 197, 200, 201)	72.3
Reg Sprigg West (PPL 194)	54.2
Derrilyn Unit[1] (PPL 206)	65.0
PEL 114[1]	100.0
PL2[1]	66.6
PL17[1]	70.0
QUEENSLAND	
South-West Queensland[1]	
ATP 259P	
Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 107, 109, 133, 149, 175, 181, 182 & 189, 287)	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, 241, PPL 8 & 14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146, 177, 208)	52.8
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 108, 111, 112, 132, 135, 139, 147, 151, 152, 155, 205, 207, 288)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PPLs 13, 16-18, 31, 34-40, 46 48, 62, 64-72, 78-82, 84, 86, 94-96, 98, 100, 101, 105 & 113 and in South Australia PLs 5 & 9)	60.1
ATP 267P (Nockatunga)(PLs 33, 50,51, 244 & 245)	59.1
ATP 299P(Tintaburra)(PLs 29, 38, 39, 52, 57, 95, 169 & 170, PPLs 109, 110, 111 & 112)	89.0
PPL 127 (Tickalara to SA Border)	100.0
PPL 128 (Jackson to Tickalara)	100.0
ATP 543P (PL117)	100.0
ATP 543P S	50.0

Licence area	% interest
ATP 616P	60.0
ATP 626P	50.0
ATP 636P (Under Application)	100.0
ATP 661P (Under Application)	100.0
ATP 752P B (Barta)[2]	40.0
ATP 752P W (Wampi)[2]	40.0
ATP 765 Farmin (Under Application)	100.0
ATP 766 Farmin (Under Application)	100.0
ATP 820P (Under Application)	100.0
Surat Basin	
ATP 212P (Major) (PL 56)	15.0
ATP 269P (Bodalla)	4.9
ATP 336P (R) – PETRONAS (PLs 3-9, 13, 93)[1]	60.0
ATP 336P (Roma) (PLs 10W, 11W & 12W)[1]	100.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)[1]	53.8
ATP 470P (Redcap)	10.0
ATP 470P (Formosa Downs)	5.5
ATP 471P (Bainbilla)	16.7
PL 119 & PPL 58 (Bainbilla)	12.5
PL 119 (Downlands East Exclusion)	21.7
PL 192 (Myall)	51.0
PPL 87	51.0
Boxleigh (PL15 Sublease)[1]	100.0
PL 1 (Moonie)[1]	100.0
PL 1 (2) (Cabawin Exclusion)[1]	100.0
PL 1 (FO) (Cabawin Farm-out)[1]	50.0
PL 2 (A & B) (Kooroon)[1]	52.5
PL 2 (Alton)[1]	100.0
PL 2C (Alton Farm-out)[1]	63.5
PL 5K (Drillsearch)[1]	25.0
PL 5M (Mascotte)[1]	50.0
PL 11 (Snake Creek East)[1]	53.7
PL 12 (Trinidad)[1]	53.7
PL 12 (Oberina)[1]	100.0
PL 15 (Boxleigh)[1]	100.0
PL 17 Upper Stratum Farmin[1]	100.0
PL 21, 22, 27, 64 (Balonne)	12.5
PL 30	7.5
PL 64 (Cogoon River)	12.5
PL 71 (Parknook)	8.0
PL 74	7.5
PL 195	4.0
PL 200 (Spring Gully)	2.7
PL 203	4.0
PL 204 (Spring Gully)	0.2
PL 213 (Churchie West)	16.7
ATP 526P (PLs 90,91, 92, 99, 100, 232, 233, 234, 235, 236)[1]	69.7
ATP 606P	2.6
ATP 631P[1]	79.9
ATP 653P (Fairview)[1]	69.7

Licence area	% interest
ATP 665P[1]	100.0
ATP 708P (Fairview)[1]	100.0
ATP 745P (Fairview)[1]	100.0
ATP 803P[1]	100.0
ATP 804P[1]	68.7
ATP 868P[1]	100.0
ATP 972P	2.6
EPC 937[1]	100.0
Bowen Basin	
ATP 592P	4.0
ATP 337P (Mahalo)[1]	30.0
ATP 337P (Denison Trough)) (PLs 41-45, 54, 67, 173, 183, 218, PPL10 & PL11)	50.0
PL176 (Scotia)[1]	100.0
ATP 526P (PLs 90-92, 99, 100, 232-236 PPLs 76, 92)	69.7
ATP 553P (Denison)[1]	50.0
ATP 592P	4.0
ATP 655P (Taringa)[1]	100.0
ATP 685P (Cockatoo Creek)	50.0
Facilities	
Wungoona Processing Facilities (PPL 4)[1]	50.0
Moonie to Brisbane Pipeline[1]	100.0
Comet Ridge to Wallumbilla Pipeline (PPL 118)[1]	100.0
NEW SOUTH WALES	
Gunnedah Basin[2]	
PEL 1	25.0
PEL 12	25.0
PEL 450	25.0
PEL 452	25.0
PEL 456	25.0
PEL 462	25.0
PELA 5	75.0
VICTORIA	
Otway Basin	
VIC/P44[1]	50.0
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
VIC/L24 (Casino)[1]	50.0
VIC/L30 (Henry)[1]	50.0
Gippsland Basin	
VIC/RL3 (Sole)[1]	100.0
VIC/L21 (Patricia-Baleen)[1]	100.0
VIC/L25 (Kipper)	18.0
VIC/P55[1]	100.0
OFFSHORE TASMANIA	
Sorell Basin[1]	
T/32P	37.5
T/33P	55.0
T/35P	37.5

Licence area	% interest
T/36P	50.0
T/40P	100.0
T/48P	100.0
NORTHERN TERRITORY	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
OLs 4 and 5 (Mereenie)[1]	65.0
RL2 (Dingo)[1]	65.7
PL2 Mereenie Pipeline[1]	65.0
OFFSHORE NORTHERN AUSTRALIA	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 357	35.7
L1H (Barrow Island)	28.6
L10	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7
TL/2 (Airlie)	15.0
TL/3 (Banta-Triller)	28.6
TL/4	35.7
TL/7 (Thevenard)	35.7
TP/2	28.6
TP/7 (1-2)	43.7
TP/7 (3)	63.4
TP/7 (4)	18.7
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-4-R (Spar)	100.0
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	66.7
WA-20-L (Legendre)	22.6
WA-26-L (Mutineer)[1]	33.4
WA-27-L (Exeter)[1]	33.4
WA-29-L (John Brookes)	45.0
WA-33-R (Maitland)	18.7
WA-191-P (Mutineer-Exeter)[1]	33.4
WA-208-P[1]	31.3
WA-209-P (Reindeer)	45.0
WA-214-P (John Brookes)	45.0
WA-246-P	15.0
WA-358-P	37.5
WA-264-P[1]	50.0
WA-290-P	15.0
Browse Basin[1]	
WA-274-P	30.0
WA-281-P	47.9
WA-410-P	30.0
WA-411-P	63.6

Licence area	% interest
Houtman Basin	
WA-328-P	33.0
Bonaparte Basin[1]	
NT/P67	100.0
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
WA-27-R (Tern)	100.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	40.0
NT/P69	40.0
Timor Gap	
JPDA 03-12	19.3
Bayu-Undan Gas Field	11.4
Elang	21.4
BANGLADESH	
Block 5[3]	45.0
Block 10	45.0
Block 16	37.5
Sangu Development Area	37.5
EGYPT	
South East July[1]	40.0
North Qarun[4]	25.0
INDIA	
NEC-DWN-2004/1[1]	100.0
NEC-DWN-2004/2[1]	100.0
INDONESIA	
East Java Basin	
Madura Offshore (Maleo)[1]	67.5
Sampang (Oyong)[1]	45.0
Kutei Basin	
Donggala[1]	50.0[5]
Papalang	20.0
Popodi	20.0
West Natuna Basin	
Kakap	9.0
West Papua Basin	
Warim	20.0

KYRGYZSTAN[6]

Closed Joint Stock Company South Petroleum Company (SPC)

The Santos Group holds a 70% equity interest in SPC which is the legal and beneficial holder of the following exploration licences: Tuzluk, Soh, West Soh, Nuashkent, Nanai.

Licence area | % interest

Joint Stock Company Textonic (Textonic)

The Santos Group is beneficially entitled to 60% of Textonic which is the legal and beneficial owner of the following exploration licences: Sulukta, Katran, Ak-Bura, Charvak, East Mailisu, Ashvaz and West Mailisu.

Closed Joint Stock Company KNG Hydrocarbons (KNG HC)

The Santos Group holds a 75% equity interest in Zhibek Resources Limited (English company) which in turn owns 72% of KNG HC (Kyrgyz company), which is the legal and beneficial holder of the Tashkumyr and Pishkoran exploration licences.

Licence area	% interest
PAPUA NEW GUINEA	
PDL 1 (Hides)	31.0
PDL 3[1]	15.9
PRL 5[1]	50.3
PRL 9[1]	42.6
SE Gobe Unit (Unitisation of PDLs 3 & 4)	9.4
VIETNAM	
Block 101-100/04	55.0
12W	37.5
Block 123	50.0

1 Santos operated.
2 Subject to farm-in commitments.
3 Notification has been given to Petrobangla of withdrawal from Block 5 and Petrobangla have sought further information to enable them to finalise the withdrawal.
4 Relinquishment/withdrawal from interest is near completion and is only subject to final Governmental approval, which is expected shortly.
5 Licence expired on 21 November 2007 and is in the process of being extended, and at the same time Santos is moving to a 100% interest.
6 Some of the Kyrgyzstan licences are in the process of being renewed or extended and are awaiting Government approval.

10-year summary 1999–2008

As at 31 December	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
Santos average realised oil price (A$/bbl)	27.57	46.54	45.53	44.74	43.59	51.83	73.83	89.35	92.0	**117.45**
Financial performance ($million)										
Product sales revenue	944.5	1,497.1	1,459.7	1,478.4	1,465.0	1,500.9	2,462.8	2,750.3	2,488.5	**2,761.8**
Total revenue[1]	972.1	1,537.1	1,501.9	1,518.5	1,486.3	1,526.4	2,491.8	2,779.3	2,518.0	**2,805.0**
Foreign currency gains/(losses)[2]	0.3	2.7	0.2	(0.7)	(7.9)	2.6	(3.8)	0.8	0.4	**24.4**
Profit from ordinary activities before tax[2]	339.6	725.9	627.6	493.3	430.9	518.8	1,133.50	964.7	718.6	**2,533.2**
Income tax relating to ordinary activities[2]	30.5	239.1	181.7	171.2	103.9	164.1	371.4	321.3	195.7	**768.4**
Royalty related taxes[3]									163.6	**114.7**
Net profit after income tax attributable to the shareholders of Santos Ltd[2]	309.1	486.8	445.9	322.1	327.0	354.7	762.1	643.4	359.3	**1,650.1**
Financial position ($million)										
Total assets[2]	4,338.7	4,659.8	5,048.7	5,320.8	5,218.3	4,836.6	6,191.3	6,902.9	7,320.2	**9,801.9**
Net debt[2]	1,301.1	866.6	1,060.8	1,162.9	897.6	1,133.3	1,598.9	1,449.7	1,838.7	**506.0**
Total equity[2]	2,056.7	2,310.9	2,726.6	2,863.9	3,087.9	2,357.8	2,964.0	3,355.5	3,093.1	**4,478.3**
Reserves and production (mmboe)										
Proven plus Probable reserves (2P)	941	921	724	732	636	643	774	819	879	**1,013**
Production	49.2	56.0	55.7	57.3	54.2	47.1	56.0	61.0	59.1	**54.4**
Exploration[4]										
Wells drilled (number)	34	42	26	18	19	16	22	25	10	**13**
Expenditure ($million)	78.1	100.1	93.4	133.1	136.4	125.6	187.0	258.5	149.8	**233.1**
Other capital expenditure ($million)										
Delineation and development[4]	116.8	187.1	308.1	308.8	519.0	672.7	666.1	865.5	954.6	**1,290.3**
Buildings, plant and equipment	102.5	153.5	258.7	319.0	94.9	131.1	106.0	182.1	202.2	**105.1**

Share information

Share issues

As as 31 December	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Restricted Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Share Buy-back/ Schemes of Arrangement	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Preference Share Buy-Back/ Issue of FUELS/ Convertible Preference Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Dividend Reinvestment Plan	Employee Share Plan/ Executive Share Plan/ Exercise of options/ Dividend Reinvestment Plan	Employee Share Plan/ Executive Share Plan/ Non-Executive Director Share Plan/ Exercise of Options/ Dividend Reinvestment Plan/ Buy back	Employee Share Plan/ Executive Share Plan/ Non-Executive Director Share Plan/ Exercise of Options/ Dividend Reinvestment Plan/ Buy back
Number of issued ordinary shares at year end (million)	608.2	610.4	579.3	583.1	584.7	585.7	594.4	598.5	586.1	**584.9**
Weighted average number of ordinary shares (million)	606.1	608.3	612.0	580.9	583.4	584.9	587.9	596.2	590.5	**590.7**
Dividends per ordinary share										
- ordinary (¢)	25.0	30.0	30.0	30.0	30.0	30.0	36.0	40	40	**42**
- special (¢)	-	-	10.0	-	-	-	-	-	-	**-**
Dividends										
- ordinary ($million)	151.5	182.0	184.2	174.2	175.0	175.5	212.4	238.1	235.1	**248.3**
- special ($million)	-	-	61.2	-	-	-	-	-	-	
Number of issued preference shares at year end (million)	-	-	3.5	3.5	3.5	6.0	6.0	6.0	6.0	**6.0**
Dividends per preference share										
- ordinary ($)	-	-	-	5.40	6.57	6.59	5.10	5.06	5.59	**6.33**
- special ($)	-	-	-	-	-	5.00	-	-	-	**-**
Dividends										
- ordinary ($million)	-	-	-	18.9	23.0	23.0	30.6	30.4	33.5	**38.0**
- special ($million)	-	-	-	-	-	14.3	-	-	-	
Earnings per share (¢)[2]	51.0	80.0	72.9	51.9	52.1	54.2	124.4	102.8	55.2	**272.9**
Return on total revenue (%)[1]	31.8	31.7	29.7	21.2	22.0	23.2	30.6	23.1	14.3	**58.8**
Return on average ordinary equity (%)[2]	15.5	22.3	19.0	13.1	12.3	19.9	35.1	23.8	12.8	**48.6**
Return on average capital employed (%)[2]	11.4	16.5	13.9	8.9	8.8	11.7	19.8	15.1	8.5	**34.1**
Net debt/(net debt + equity) (%)[2]	38.7	27.3	28.0	28.9	22.5	32.5	35.0	30.2	37.3	**10.2**
Net interest cover (times)[2]	5.2	9.1	9.7	8.1	8.5	9.1	14.9	10.1	7.4	**38.5**
General										
Number of employees (excluding contractors)	1,645	1,631	1,713	1,737	1,700	1,526	1,521	1,679	1,786	**1,940**
Number of shareholders	81,416	76,457	86,472	85,888	84,327	78,976	78,157	83,566	77,498	**78,933**
Market capitalisation ($million)	2,516	3,670	3,589	3,509	4,017	4,965	7,280	5,907	8,274	**8,696**
Netback	-	-	-	18.9	18.4	19.8	29.5	32.9	32.9	**35.9**

1 From 2005, 'Total operating revenue' has been reclassified to 'Total revenue' and prior year amounts have been restated.
2 From 2004, amounts reflect Australian equivalents to International Financial Reporting Standards. Prior year amounts reflect Australian Generally Accepted Accounting Principles and have not been restated.
3 From 2007, 'Royalty related taxes' have been accounted for as a tax.
4 From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.

Financial Report

Contents

Directors' Statutory Report

The Directors present their report together with the financial report of Santos Limited (*Santos* or *Company*) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2008, and the auditor's report thereon. Information in the Annual Report referred to by page number in this report, including the Remuneration Report, or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. DIRECTORS, DIRECTORS' SHAREHOLDINGS AND DIRECTORS' MEETINGS

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd	
		Ordinary Shares	Franked Unsecured Equity Listed Securities
Borda	Kenneth Charles	45,172	-
Coates	Peter Roland	7,440	-
Dean	Kenneth Alfred	6,868	-
Franklin	Roy Alexander	-	-
Gerlach (Chairman)	Stephen	54,364	-
Harding	Richard Michael	1,757	-
Knox	David John Wissler	-	-
Sloan	Judith	20,135	195

The above named Directors held office during and since the end of the financial year, except for Mr P R Coates, who was appointed a Director of the Company on 18 March 2008 and Mr D J W Knox, who was appointed Managing Director of the Company on 6 August 2008.

Mr J C Ellice-Flint held office as Managing Director of the Company until his retirement on 25 March 2008.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

At the date of this report, Mr D J W Knox holds 544,974 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 31 to the financial statements. Details of the options granted to Mr Knox during the year are set out in the Remuneration Report on page 56.

Details of the qualifications, experience and special responsibilities of each Director and the Company Secretary are set out on the Directors' and Executives' biography pages of the Annual Report on pages 26 to 29. This information includes details of other directorships held during the last three years.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings**		Audit Committee		Environment, Health, Safety and Sustainability Committee		Remuneration Committee		Finance Committee		Nomination Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Borda	Kenneth Charles	12	12	-	-	-	-	-	-	4	4	-	-
Coates	Peter Roland	10	8	2	2	-	-	1	1	-	-	-	-
Dean	Kenneth Alfred	12	12	5	5	-	-	-	-	4	4	-	-
Ellice-Flint	John Charles	2	2	-	-	1	1	-	-	-	-	-	-
Franklin	Roy Alexander	12	12	-	-	4	4	-	-	-	-	-	-
Gerlach	Stephen	12	12	-	-	4	4	5	5	4	4	1	1
Harding	Richard Michael	12	10	5	4	4	4	5	5	-	-	1	1
Knox	David John Wissler	5	5	-	-	3	3	-	-	-	-	-	-
Sloan	Judith	12	11	3	3	-	-	4	4	-	-	1	1

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

** In addition to formal meetings, the Board participated in a site visit to the PETRONAS operations in Malaysia. (PETRONAS is the joint venture partner for GLNG.)

As at the date of this report, the Company had an Audit Committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear in the Corporate Governance Statement commencing on page 30 of the Annual Report.

2. PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were: petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha, liquid petroleum gas, and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. REVIEW AND RESULTS OF OPERATIONS

A detailed review of the operations of the consolidated entity during the financial year, the results of those operations and the financial position of the consolidated entity as at the end of the financial year is contained in the reports by the Chairman, Chief Executive Officer and Chief Financial Officer in the Annual Report. Further details regarding the operations, results and business strategies of the consolidated entity appear in the individual reports providing more detailed discussion of business activities and outlook in the Annual Report.

In summary, the consolidated net profit after income tax attributable to the shareholders was $1,650.1 million, a 359.3% increase from the previous period comparative result of $359.3 million. Sales revenue was a record $2,761.8 million, up 11.0% from 2007.

In particular, total revenue for the Australian segment was $2,563.4 million, an 8.8% increase from the 2007 result of $2,356.4 million. International operations recorded revenue growth of 49.5% from 2007 to $241.6 million in 2008.

Total production was down by 8.0% to 54.4 million barrels of oil equivalent (mmboe), reflecting natural field decline, Mutineer Exeter FPSO down time, the Varanus Island plant incident and the Stag shut-in, partially offset by commencement of production from the Sampang field, increased production contributions from Maleo, the acquisition of the Sangu field and increased contributions from Cooper Oil.

4. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The Directors consider that matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or the state of affairs of the Company in subsequent financial years are:

- The selection of PETRONAS, one of the world's largest LNG producers, to be the Company's 40% partner in the development, operation and marketing of the Company's proposed GLNG project;
- The transfer of the Company's interest in the Brantas Production Sharing Contract (PSC) in Indonesia, including the Banjar Panji-1 well, to a company associated with the operator of the PSC;
- The signing of a Gas Agreement between the Government of Papua New Guinea (PNG) and the PNG LNG joint venture and the project formally entering into Front End Engineering Design (FEED); and
- Government of South Australia legislation preventing any one shareholder having an entitlement to more than 15% of the Company's shares was repealed effective 29 November 2008.

5. DIVIDENDS

On 19 February 2009, the Directors:

(i) resolved to pay a fully franked final dividend of $0.20 per fully paid ordinary share on 31 March 2009 to shareholders registered in the books of the Company at the close of business on 3 March 2009. This final dividend amounts to approximately $117.0 million; and

(ii) declared that in accordance with the Terms of Issue, a fully franked dividend of $2.9989 per Franked Unsecured Equity Listed Security be paid on 31 March 2009 to holders registered in the books of the Company at the close of business on 3 March 2009, amounting to $18.0 million.

A fully franked final dividend of $117.2 million (20 cents per share) was paid on 31 March 2008 on the 2007 results. Indication of this dividend payment was disclosed in the 2007 Annual Report. In addition, a fully franked interim dividend of $131.1 million (22 cents per fully paid ordinary share) was paid to members on 30 September 2008.

In accordance with the Terms of Issue, a fully franked final dividend of $2.9983 per Franked Unsecured Equity Listed Security ($18.0 million) was paid on 31 March 2008. Indication of this dividend payment was disclosed in the 2007 Annual Report. A fully franked interim dividend of $3.3365 per Franked Unsecured Equity Listed Securities ($20.0 million) was paid on 30 September 2008.

6. ENVIRONMENTAL REGULATION

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation, under authorisations in respect of its South Australian operations (numbers EPA 888, 1259, 2164, 2569, 14145, 14427, 45080036, 45080037, 45080038 and 45080092 issued under the *Environment Protection Act 1993*), its Queensland operations (numbers EA 150029, 150101, 150125, 150224, 150225, 150238, 150245, 150271, 150275, 150288, 150313, 150347, 150351, 150343, 150355, 150359, 150368, 150381, 150382, 150274, 150166, 150390, 170526, 170533, 170562, and numbers EA PEN 2000018207, 2000054807, 2000054007, 200054107, 200214208, 200196508, 10021028, 100188208, 200039307, 200196208, 200196308, 200196408, 100030807, 200194208, 200196608, 200012400, 200214308, 2100214408 and 100090007 issued under the *Environmental Protection Act 1994*) and its Victorian operations (number LA 54626 issued under the *Environment Protection Act 1970*). Applicable legislation and requisite environmental licences are specified in the entity's EHS Compliance Database, which forms part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources.

During the financial year, no fines were imposed and no prosecutions were instituted in respect of the above-referenced environmental regulations. Since the end of the financial year, Santos has received a minor infringement notice for a breach of the *Environmental Protection Act 1994* (Qld). Apart from this, Santos has not been the subject of any enforcement action under the environmental protection legislation to which its operations are subject. Appropriate corrective measures have been taken to preclude a recurrence of the circumstances which led to the issuing of this notice. In February 2008, Santos received a notice of non-compliance from the Department of Primary Industries and Resources South Australia in relation to the disturbance of cultural heritage sites during clear and grade activities on the Jackson to Moomba Pipeline right of way. This incident was formally investigated by Santos and appropriate corrective measures have been taken to preclude a recurrence.

Directors' Statutory Report
(continued)

7. EVENTS SUBSEQUENT TO BALANCE DATE

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Dividends declared after 31 December 2008 are set out in Item 5 of this Directors' Report and Note 24 to the financial statements.

8. LIKELY DEVELOPMENTS

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to in the reports in the Annual Report by the Chairman, Chief Executive Officer and Chief Financial Officer on pages 4 to 9.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity. Further details regarding likely developments appear in the individual reports providing more detailed discussion of business activities and outlook in the Annual Report.

9. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Details of the Company's remuneration policies and the nature and amount of the remuneration of the Directors and senior management (including shares and options granted during the financial year) are set out in the Remuneration Report commencing on page 50 of this report.

10. INDEMNIFICATION

Rule 61 of the Company's Constitution provides that the Company indemnifies, on a full indemnity basis and to the full extent permitted by law, officers of the Company for all losses or liabilities incurred by the person as an officer of the Company, a related body corporate or trustee of a company-sponsored superannuation fund. Rule 61 does not indemnify an officer for any liability involving a lack of good faith. Rule 61 also permits the Company to purchase and maintain a Directors' and Officers' insurance policy. No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

In conformity with Rule 61, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report who held office during the year and certain senior executives of the consolidated entity. The indemnities operate to the full extent permitted by law and are not subject to a monetary limit. Santos is not aware of any liability having arisen, and no claims have been made, during or since the financial year under the Deeds of Indemnity.

During the year, the Company paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ending 31 December 2008 and since the end of the year the Company has paid, or agreed to pay, premiums in respect of such contracts for the year ending 31 December 2009. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and its controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

11. NON-AUDIT SERVICES

During the year the Company's auditor, Ernst & Young, was paid the following amounts in relation to non-audit services it provided:

Taxation services	$38,000
Assurance services	$388,000
Other services	$42,000

The Directors are satisfied, based on the advice of the Audit Committee, that the provision of the non-audit services detailed above by Ernst & Young is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*.

The reason for forming this opinion is that all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 142 of the financial statements.

12. SHARES UNDER OPTION

Unissued ordinary shares of Santos Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares*	Number under option
15 June 2004	14 June 2009	$6.95	50,000
23 May 2005	22 May 2015	$8.46	22,850
23 May 2005	22 May 2015	$8.46	159,450
24 October 2006	24 October 2016	$10.48	736,000
4 May 2006	3 May 2016	$11.36	2,500,000
1 July 2007	30 June 2017	$14.14	227,500
1 July 2007	30 June 2017	$14.14	59,800
3 September 2007	2 September 2017	$12.81	100,000
3 May 2008	2 May 2018	$15.39	644,949
3 May 2008	2 May 2018	$15.39	281,573
28 July 2008	27 July 2018	$17.36	94,193
28 July 2008	27 July 2018	$17.36	131,976
28 July 2008	27 July 2018	$17.36	131,976
			5,140,267

* This is the exercise price payable by the option holder.

Options do not confer an entitlement to participate in a bonus or rights issue, prior to the exercise of the option.

13. SHARES ISSUED ON THE EXERCISE OF OPTIONS

The following ordinary shares of Santos Ltd were issued during the year ended 31 December 2008 on the exercise of options granted under the Santos Executive Share Option Plan. No further shares have been issued since then on the exercise of options granted under the Santos Executive Share Option Plan. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
15 June 2004	$6.95	50,000
15 June 2004	$6.95	46,178
23 May 2005	$8.46	11,100
23 May 2005	$8.46	132,100
24 October 2006	$10.48	64,205
		303,583

14. ROUNDING

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 19 February 2009 in accordance with a resolution of the Directors.

Director

Director

Remuneration Report

The Directors of Santos Limited present the Remuneration Report for the Company and its controlled entities for the year ended 31 December 2008. The information provided in this Remuneration Report has been audited as required by section 308(3C) of the *Corporations Act*. This Remuneration Report forms part of the Directors' Report.

In order to achieve its objective of delivering top quartile strategic operating and shareholder value performance compared to its peers in the Australian and international exploration and production industry, the Company needs to have highly capable staff. Consistent with this objective, the Company's remuneration strategy is designed to attract and retain appropriately qualified and experienced directors, executives and staff with the necessary skills and attributes to lead and manage the Company. The Company's remuneration strategy is therefore critical to the delivery of the Company's overall strategic objectives.

In addition to attracting and retaining talent, Santos' remuneration strategy also aims to encourage its employees to strive for superior performance by rewarding the achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions. For the Company's most senior staff, performance targets are primarily aligned with long-term shareholder value creation.

The Remuneration Report sets out remuneration information for the Company's non-executive Directors, Managing Director and Senior Executives who are the key management personnel accountable for planning, directing and controlling the affairs of the consolidated entity. They include the five highest remunerated executives of the Company and Group for the 2008 financial year, and are listed in Table 1 below.

TABLE 1: NON-EXECUTIVE DIRECTORS, MANAGING DIRECTOR AND SENIOR EXECUTIVES

Executive

Name	*Position*
D J W Knox	Managing Director and Chief Executive Officer[1]
J H Anderson	Vice President Commercial[2]
J L Baulderstone	General Counsel and Company Secretary
T J Brown	Vice President Geoscience and New Ventures
M E J Eames	Vice President Corporate and People
R M Kennett	Vice President Operations[3]
M S Macfarlane	Vice President Development
P C Wasow	Chief Financial Officer
R J Wilkinson	Vice President GLNG[4]
Former	
J C Ellice-Flint	Managing Director and Chief Executive Officer[5]

Non-Executive

Name	*Position*
S Gerlach	Chairman
K C Borda	Director
P R Coates	Deputy Chairman[6]
K A Dean	Director
R A Franklin	Director
R M Harding	Director
J Sloan	Director

1 Appointed on 28 July 2008, formerly Acting Chief Executive Officer (from 25 March 2008 to 27 July 2008) and Executive Vice President Growth Businesses (until 24 March 2008).
2 Appointed on 1 September 2008, formerly Vice President Strategic Projects.
3 Seconded to GLNG Operations Pty Ltd on 24 July 2008.
4 Appointed on 1 September 2008, formerly Vice President Commercial.
5 Departed 25 March 2008.
6 Appointed Director on 18 March 2008. Appointed Deputy Chairman on 10 December 2008.

DELIVERING ON PERFORMANCE CRITERIA

2008 was an important year in Santos' history, during which the achievement of key milestones shaped the Company's future. The Company's ambition to be a significant supplier of energy to Asia took a major step forward through two significant achievements. First, the sale of a 40% interest in the Company's GLNG project, and the resultant joint venture with PETRONAS, the leading LNG player in the region. Second, the entry into FEED in the PNG LNG project. These achievements, together with the Company meeting its production guidance, placed Santos as one of the premium growth stocks on the ASX as well as in the broader energy sector. Santos was one of only eight ASX 100 companies whose share price grew during the severe stock market downturn in 2008 and was also one of the top performing exploration and production companies internationally. The achievement of these significant milestones was an important aspect in the Company's 2008 remuneration deliberations.

David Knox assumed the position of Acting Chief Executive Officer upon the retirement of John Ellice-Flint on 25 March 2008, and was subsequently appointed Managing Director and Chief Executive Officer (CEO) on 28 July 2008, following an international search by the Company. The terms of Mr Knox's appointment were outlined in an ASX release dated 29 July 2008, and are summarised on pages 54 to 57. Details of Mr Ellice-Flint's retirement package were communicated to the market on 14 May 2008 and are summarised on page 65.

REMUNERATION POLICY

The Company's remuneration policy as set by the Board is summarised below.

	Policy objective	**Implementation approach**
Non-executive Directors	To enable the Company to prudently secure and retain the services of suitable individuals to serve as Directors.	Directors' fees are set taking into account, among other things, fees paid for similar roles in comparable companies, the commitment, risk and responsibility accepted by non-executive Directors, and recognition of their commercial expertise and experience.
	To promote independence and impartiality.	Non-executive Director remuneration does not vary according to the performance of the Company.
	To align non-executive Director and shareholder interests by encouraging the creation of long-term shareholder value.	Purchase of the Company's shares by Directors is facilitated via the Non-executive Director Share Plan.
Managing Director and Senior Executives	To enable the Company to prudently secure and retain the services of suitable individuals able to contribute towards meeting its strategic objectives.	Executive remuneration levels are market-aligned by comparison against similar roles in comparable companies.
	To encourage executives to strive for superior performance by rewarding achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions.	A significant component of executive remuneration is driven by Company and individual performance through the Company's short-term and long-term incentive programs. These components of remuneration are "at risk", so executives only derive value from participating in these programs where they satisfy challenging performance hurdles. Individual performance also affects base remuneration. The Board intends the base remuneration of consistently high-performing executives to be higher, in market terms, than that of others.
	To align executive and shareholder interests by encouraging the creation of long-term shareholder value.	Part of executive remuneration is delivered in share-based payments, in order to align executive and shareholder interests. Consistent with the objective of creating a meaningful alignment of interests, Directors and Senior Executives are not permitted to hedge their shareholdings or Long-term Incentives (LTIs) unless those securities have fully vested and are no longer subject to restrictions. Breaches of this policy will be subject to appropriate sanctions, which could include disciplinary action or termination of employment.

DETAILS OF REMUNERATION POLICY IMPLEMENTATION IN 2008

Non-executive Director remuneration

Maximum aggregate amount

Total non-executive Directors' fees paid in a year, including Board committee fees, cannot exceed $2,100,000. This amount was approved by shareholders at the Annual General Meeting held on 2 May 2008. Directors may also be paid additional fees for special duties or exertions, and are entitled to be reimbursed for all business-related expenses. These payments are not included in the maximum aggregate amount approved by shareholders. No additional fees were paid during the year.

2008 non-executive Directors' fees

Within the maximum aggregate amount approved by shareholders, fees are set for Board and Committee responsibilities. An external review of Directors' fees was undertaken by Egan Associates in December 2007, which included benchmarking comparisons of non-executive Directors' fees for similar companies and consideration of the responsibilities and time commitments required from each Director to discharge their duties. Recommendations arising from this review resulted in approval by the Board of a revised scale of payment, effective from 1 July 2008. An extension of this review, conducted in January 2009 by Egan Associates, also provided benchmark data for remuneration for the new Deputy Chairman's role. The Board adopted the recommended fees with effect from the date of appointment of the Deputy Chairman on 10 December 2008. Directors' fee rates are provided in Table 2 below.

TABLE 2: NON-EXECUTIVE DIRECTORS' FEES PER ANNUM

		Board			Committees
	Chair[1]	Deputy Chair[1]	Member	Chair	Member
Annual fees	$435,000	$217,500	$145,000	$12,000-$30,000	$5,000-$15,000

1 The Chairman and Deputy Chairman of the Board do not receive any additional fees for serving on or chairing any Board committee.

Superannuation and retirement benefits

Superannuation contributions are made on behalf of non-executive Directors in accordance with the requirements of the Company's statutory superannuation obligations.

Non-executive Directors appointed prior to 1 January 2004 (Participating Directors) are contractually entitled to receive benefits upon their retirement pursuant to agreements entered into upon their appointment, the terms of which were approved by shareholders at the 1989 AGM. Non-executive Directors appointed after 1 January 2004 are not entitled to receive a benefit upon retirement other than statutory entitlements.

The retirement benefits of Participating Directors were frozen with effect from 30 June 2004, at which time their entitlements ceased to accrue. However, to prevent erosion in the real value of the frozen benefits, the Board determined that from 1 July 2007 the benefits would be indexed annually against the five-year Australian Government Bond Rate.

Table 3 below shows the increase in Participating Directors' frozen benefits as a result of indexation in 2008. Full provision has been made for these retirement benefits.

TABLE 3: NON-EXECUTIVE DIRECTOR RETIREMENT BENEFITS

Director	Benefit as at 1 January 2008	Increase as a result of indexation	Benefit as at 31 December 2008
S Gerlach	$1,168,650	$39,897	$1,208,547
J Sloan	$358,382	$12,235	$370,617

Non-executive Director Share Plan

The Non-executive Director Share Plan (NED Share Plan) was introduced in July 2007 following shareholder approval at the 2007 Annual General Meeting. Participation in the NED Share Plan is voluntary and all present and future non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

Details of the shares allocated to Directors under the NED Share Plan during the year are set out in Table 4 below.

TABLE 4: 2008 NED SHARE PLAN ALLOCATIONS

Director	Q1 2008 allocation[1]	Q2 2008 allocation[2]	Q3 2008 allocation[3]	Q4 2008 allocation[4]	Total
K C Borda	2,316	1,654	2,188	2,770	8,928
P R Coates	336	1,564	2,412	3,105	7,417
K A Dean	697	497	639	807	2,640
S Gerlach	985	703	911	1,151	3,750
R M Harding	296	211	273	345	1,125
J Sloan	2,746	1,961	2,143	2,646	9,496

1 Shares were allocated to the participating Directors on 4 April 2008 at $14.8381 per share.
2 Shares were allocated to the participating Directors on 3 July 2008 at $20.7745 per share.
3 Shares were allocated to the participating Directors on 7 October 2008 at $17.8867 per share.
4 Shares were allocated to the participating Directors on 30 December 2008 at $14.1676 per share.

Details of remuneration paid to non-executive Directors

Details of the fees and other benefits paid to Directors during 2008 are set out in Table 5 below.

TABLE 5: 2008 NON-EXECUTIVE DIRECTOR REMUNERATION DETAILS

	Short-term benefits			Retirement benefits		Share-based payments	
	Directors' fees (incl. Committee fees)[1]	Fees for special duties or exertions	Other[2]	Superannuation contributions[3]	Increase to retirement benefit	NED Share Plan	Total
S Gerlach	$350,625	-	$4,796	$13,437	$39,897	$61,875	$470,630
K C Borda	$0	-	-	$13,060	-	$147,141	$160,201
P R Coates	$0	-	-	$10,246	-	$124,644	$134,890
K A Dean	$130,687	-	-	$13,437	-	$43,563	$187,687
R A Franklin	$150,250	-	-	$813	-	-	$151,063
R M Harding	$167,287	-	-	$6,872	-	$18,588	$192,747
J Sloan	$0	-	-	$13,376	$12,235	$157,342	$182,953

1 Refer Table 2 above for details of annual Directors' fees and Committee fees. Figure shown is after fee sacrifice to NED Share Plan.
2 This figure represents the value of car parking provided to the Chairman in the Company's head office in Adelaide.
3 Includes superannuation guarantee payments. Superannuation guarantee payments are made to Mr Franklin only in relation to days worked in Australia.

TABLE 6: 2007 NON-EXECUTIVE DIRECTOR REMUNERATION DETAILS

	Short-term benefits			Retirement benefits		Share-based payments	
	Directors' fees (incl. Committee fees)[1]	Fees for special duties or exertions	Other[2]	Superannuation contributions[3]	Increase to retirement benefit	NED Share Plan	Total
S Gerlach	$252,229	-	$4,788	$111,678	$37,925	$39,000	$445,620
K C Borda	$51,704	-	-	$10,672	-	$68,750	$131,126
K A Dean	$107,575	-	-	$54,282	-	$16,550	$178,407
R A Franklin	$140,512	-	-	$3,195	-	-	$143,707
R M Harding	$39,600	-	-	$136,440	-	$8,800	$184,840
C J Recny[4]	$19,589	-	-	$1,763	-	-	$21,352
J Sloan	$0	-	-	$94,407	$11,630	$81,500	$187,537

1 Figure shown is after fee sacrifice to superannuation and/or NED Share Plan.
2 This figure represents the value of car parking provided to the Chairman in the Company's head office in Adelaide.
3 Includes superannuation guarantee payments and any voluntary fee sacrifice to superannuation.
4 Payment to deceased estate.

Managing Director and CEO remuneration

Remuneration components and their relative weightings

Total remuneration for the Managing Director and CEO, Mr D J W Knox, is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term Incentive (STI) – an annual bonus linked to Company performance and achievement of strategic objectives; and
- Long-term Incentive (LTI) – equity grants tied to vesting conditions dependent on Santos' achievement of superior performance relative to the ASX 100.

The Board received external advice on Mr Knox's remuneration package, which is benchmarked against the remuneration paid to Managing Directors/CEOs of comparable companies in the industry.

The relative weightings of the three components comprising the Managing Director and CEO's total remuneration are provided below.

TABLE 7: RELATIVE WEIGHTINGS OF REMUNERATION COMPONENTS[1]

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
		STI	LTI
Managing Director	37%	26%	37%

1 These figures reflect the annualised weightings of the Managing Director and CEO's remuneration components (based on target performance for the "at risk" components). The figures do not reflect the relative weightings of the remuneration components paid to Mr Knox in 2008, as Mr Knox did not serve as Managing Director for the full period. These figures do not reflect the relative value derived by Mr Knox from each of the components, which is dependent on actual performance against targets for the "at risk" components. This is discussed in the STI and LTI sections below.

Base remuneration

Mr Knox is paid Total Fixed Remuneration (TFR), out of which the Company makes contributions into his accumulation superannuation fund of at least the minimum statutory amount. He may, if he wishes, salary sacrifice part of his TFR for additional superannuation contributions or other benefits such as a novated car lease. Under his service agreement, TFR for the Managing Director and CEO is set at $1.75 million per annum, subject to annual review. Mr Knox's TFR for the 2008 financial year (as set out in Table 9 below) was pro-rated according to the various roles he held during the period.

Short-term Incentive (STI)

The Managing Director and CEO has a maximum annual STI opportunity of 100% of TFR, subject to achievement of applicable performance targets set by the Board. For the 2008 financial year, Mr Knox's maximum STI was pro-rated for the various roles he held during the period (that is, his maximum STI amount of $1,358,167 reflects a pro-rated portion of the maximum amount he could have earned from the roles held during the year).

Consistent with his role as Managing Director and CEO, Mr Knox's performance measures comprise a combination of financial and operational targets, all of which are directly related to strategic objectives set by the Board. The Board believes that this method of setting performance targets focuses the Managing Director and CEO's attention on achieving the key conditions and milestones necessary to achieve the Board's strategic plan for the Company.

At the end of each financial year, the Remuneration Committee assesses performance against the objectives set by the Board, and makes recommendations to the Board regarding Mr Knox's performance and the appropriate level of STI award. The Board believes this method of assessment provides a balanced assessment of the Managing Director and CEO's overall performance.

For the 2008 performance period, as outlined above, Mr Knox's STI targets were based on agreed objectives linked to Company performance targets and delivery of its strategic growth initiatives. Consistent with his role as Managing Director and CEO, these performance measures for 2008 included the Company's strategic positioning in Australia and Asia, furtherance of its LNG projects (including formation of a strategic joint venture for its GLNG project) and achievement of financial, operational and safety performance milestones.

Based on performance against these targets during the year, Mr Knox was awarded an STI payment of $1,100,000 or 81% of the maximum STI payable. The difference between actual STI paid and maximum STI was forfeited.

Long-term Incentive (LTI)

Overview of grants made to Mr Knox in 2008

On 3 May 2008, the Company made equity grants to its Senior Executives for the Long-term Incentive (LTI) component of their remuneration for 2008. Mr Knox participated in these grants in his capacity as Acting Chief Executive Officer. The grants comprised:

- a performance-based component, equal to 71% of the total grant value (Performance Award); and
- a service-based component, equal to 29% of the total grant value (Deferred Award).

The key terms of the Performance Award and Deferred Award are set out on pages 59 to 60.

Upon his formal appointment as CEO, Mr Knox received a further grant of equity awards (CEO Performance Award) to supplement the grants already made to him in his Senior Executive capacity.

The grants made to Mr Knox in 2008 constitute his full LTI entitlement for the 2008, 2009 and 2010 financial years.

All LTI grants were delivered in the form of:

- Share Acquisition Rights (SARs) – a conditional entitlement to a fully paid ordinary share at zero price, subject to satisfaction of vesting conditions; or
- Options – an entitlement to acquire a fully paid ordinary share at a predetermined price, subject to satisfaction of vesting conditions.

Table 8 below contains details of the number and value of SARs and options granted to Mr Knox in 2008.

TABLE 8: SARS AND OPTIONS GRANTED TO MR KNOX IN 2008[1]

Grant name	Number of SARs granted		Number of Options granted		Maximum value of grant[2]	
CEO Performance Award	Tranche 1	35,973	Tranche 1	94,193	Tranche 1	$1,040,640
	Tranche 2	50,403	Tranche 2	131,976	Tranche 2	$990,405
	Tranche 3	50,403	Tranche 3	131,976	Tranche 3	$990,066
2008 Awards prior to CEO Appointment						
Performance Award		-		64,992		$341,208
Deferred Award		-		21,837		$159,410

1 The grants made to Mr Knox during the year constitute his full LTI awards for the 2008, 2009 and 2010 financial years. As the SARs and options only vest on satisfaction of service and/or performance conditions to be tested in future financial years, none of the SARs or options detailed above were forfeited during the year.

2 Maximum value represents the fair value of the LTI Awards as at their grant date (being 3 May 2008 for the Performance Award and Deferred Award and 28 July 2008 for the CEO Performance Award). The fair value per instrument at the grant date was:

CEO Performance Award	Tranche 1: SARs – $13.82, Options – $5.77
	Tranche 2: SARs – $8.60, Options – $4.22
	Tranche 3: SARs – $8.41, Options – $4.29
Performance Award	Options - $5.25
Deferred Award	Options - $7.30

Monte Carlo simulation was used to determine the value of the SARs and options granted. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The minimum total value of the grant, if the applicable vesting conditions are not met, is nil in all cases.

These grants have been structured to provide Mr Knox with an annual LTI opportunity of 100% of TFR (based on the 2008 level of $1.75 million) for each of the 2008, 2009 and 2010 years, subject to achieving applicable vesting conditions.

Summary of CEO Performance Award

The CEO Performance Award operates on the same terms as the performance-based LTI granted to other Senior Executives described on pages 56 to 60 below, that is, it is subject to performance hurdles based on the Company's TSR relative to the ASX 100 over a three-year performance period. The Board believes the chosen performance hurdles effectively align the CEO's interests with that of the Company's shareholders, as TSR is a fair measure of shareholder returns and the ASX 100 represents the companies in which most of the Company's shareholders could invest as an alternative to Santos.

As the CEO Performance Award forms part of the Managing Director and CEO's remuneration for each of the 2008, 2009 and 2010 financial years, it is divided into 3 tranches as follows:

Tranche 1: Tested over the period from 1 January 2008 to 31 December 2010

Tranche 2: Tested over the period from 1 January 2009 to 31 December 2011

Tranche 3: Tested over the period from 1 January 2010 to 31 December 2012.

Depending on Santos' relative TSR over the applicable performance period, each tranche of the CEO Performance Award will vest in accordance with the following schedule:

TSR percentile ranking	% of grant vesting
< 50th percentile	0%
= 50th percentile	37.5%
51st to 75th percentile	39% to 75%
76th to 100th percentile	76% to 100%

Full vesting of the CEO Performance Award will only occur where Santos' TSR growth over the performance period exceeds that of all other companies in the comparator group, and therefore requires exceptional performance.

There is no re-testing of the performance conditions. SARs or options which remain unvested following testing of the performance condition will lapse.

Upon vesting of SARs, ordinary shares in Santos will automatically be allocated to Mr Knox. These shares will be subject to restrictions until the earlier of ten years from the grant date, cessation of employment, or the date at which the Board approves, at Mr Knox's request, the removal of the restrictions. Options may be exercised at any time between the vesting date and the expiry date (27 July 2018), subject to payment of the exercise price of $17.36 per option (being the volume weighted average price in the week up to and including the grant date).

2008 Remuneration details for Mr DJW Knox

TABLE 9: 2008 REMUNERATION DETAILS FOR MR DJW KNOX[1]

Short-term employee benefits			Post-employment	Share-based payments[2]		Termination	Other long-term benefits[3]	Total	% at risk
Base salary	STI[4]	Other	Superannuation	SARs	Options				
$1,200,115	$1,100,000	-	$54,745	$381,824	$418,382	-	$39,593	$3,194,659	59%

1 Remuneration paid to Mr Knox in 2008 varied according to each of the three positions he held during the year.
2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that Mr Knox may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. Of the total remuneration for Mr Knox for the year, 25% consisted of SARs and options.
3 This amount represents the value of long service leave accrued in 2008.
4 This amount represents the STI award made for the 2008 financial year, which will be paid in March 2009.

Service agreement

The Company entered into a service agreement with the Managing Director and CEO on 28 July 2008, which is ongoing until termination by the Managing Director and CEO, or the Company.

The service agreement provides that the Company may terminate the Managing Director and CEO's employment on giving 12 months' notice. Where the Company exercises this general right to terminate, it must make a payment to the Managing Director and CEO equivalent to his TFR for the full notice period. Pro-rata STI entitlements, subject to performance, will apply to the date of termination and the Board retains discretion to vest any outstanding LTI, having regard to performance and reasons for termination.

The Company may terminate the Managing Director and CEO's employment at any time for cause. No payment in lieu of notice, nor any payment in respect of STI or LTI will be made in this circumstance.

Mr Knox may initiate termination of his service agreement by giving the Company six months' notice, in which case he will be entitled to payment of TFR in respect of the notice period and pro-rata STI to the date of termination, subject to performance. The Board retains discretion to vest any outstanding LTI, having regard to performance and reasons for termination. Mr Knox may also initiate termination of his service agreement immediately if there is a fundamental change in his role or responsibilities without his consent. In this circumstance the service agreement provides for payment of 12 months' TFR, full STI for the year in which employment is terminated and a pro rata portion of the following year's STI, subject to current year performance. Pro-rata vesting of outstanding LTI will apply, based on the expired portion of the performance period and performance achieved to the termination date.

Senior Executive remuneration

Remuneration components and their relative weightings

Total remuneration for Senior Executives is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentives (STI) – annual bonuses tied to individual and Company performance; and
- Long-term incentives (LTI) – equity grants tied to vesting conditions tested over a three-year period.

Santos' executive remuneration structure is consistent with the Company's "pay for performance" policy.

The relative weightings of the three components comprising the Senior Executives' total remuneration are provided in Table 10 below.

TABLE 10: RELATIVE WEIGHTINGS OF REMUNERATION COMPONENTS[1]

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
	TFR	STI	LTI
Executive Vice Presidents and Chief Financial Officer	52%	27%	21%
Other Senior Executives	57%	20%	23%

1 These figures reflect the relative weightings used by the Company to determine the size of STI and LTI allocations to Senior Executives. The figures do not reflect the relative value derived by Senior Executives from each of the components, which is dependent on actual performance against targets for the "at risk" components.

Base remuneration

Salary and superannuation	Senior Executives are paid Total Fixed Remuneration (TFR), out of which the Company makes contributions into their superannuation funds of at least the minimum statutory amount. They may, if they wish, salary sacrifice part of their TFR for additional superannuation contributions or other benefits such as novated car leases.
Benefits	Senior Executives do not receive any benefits in addition to TFR.
Market alignment	Executive remuneration levels are market-aligned by comparison to similar roles in ASX 100 energy, materials and utilities companies, excluding BHP Billiton and Rio Tinto due to their disproportionately larger size and market capitalisation. This broad industry group is used as there are too few Australian exploration and production companies of similar size to Santos for benchmarking purposes.

Short-term Incentive

Frequency	STI is assessed and paid annually.
Maximum STI	75% of TFR for Executive Vice Presidents.
	50% of TFR for other Senior Executives.
Performance measures	To promote collaboration among Senior Executives and to focus their efforts towards the overall benefit of the Company, 70% of their STI is based on Company performance. The remaining 30% is based on the executive's individual performance.
	A range of Company performance metrics is used in order to drive balanced business performance. These metrics include lagging indicators to assess the Company's past performance, as well as forward-looking indicators to ensure the Company is positioning itself effectively for future growth. The metrics include reserve growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health and safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.
Assessment of performance	Individual performance is assessed by the Managing Director and CEO.
	Company performance is assessed by the Remuneration Committee. Each metric is assessed against target and assigned a score on a five-point scale. The average of these scores forms the overall Company performance score.
	The Board believes the above methods of assessment are rigorous and transparent and provide a balanced assessment of the executive's performance.
Payment method	Cash.
STI awarded in 2008	Company performance against the metrics in 2008 resulted in an average STI of 80% of maximum payable to all eligible employees.
	2008 STI awards made to individual Senior Executives ranged from 56% to 94% of maximum. The difference between actual STI paid and maximum STI was forfeited.

Long-term Incentives

During the year, the Company made equity grants to its Senior Executives as the Long-term Incentive (LTI) component of their remuneration for 2008. The grants comprised:

- a performance-based component, equal to 71% of the total grant value (Performance Award); and
- a service-based component, equal to 29% of the total grant value (Deferred Award).

All LTI grants were delivered, at the executive's election, in the form of either:

- Share Acquisition Rights (SARs) – a conditional entitlement to a fully paid ordinary share at zero price, subject to satisfaction of vesting conditions; or
- Options – an entitlement to acquire a fully paid ordinary share at a predetermined price, subject to satisfaction of vesting conditions.

Grant sizes were market-aligned.

For the Performance Award, an additional 50% of the award was added to the standard grant for Relative TSR performance above the 75th percentile, up to the 100th percentile of the comparator group. Consistent with its remuneration philosophy, the Board believes it is appropriate to provide executives with an additional incentive to strive for exceptional performance, recognising that executives will only benefit from the additional 50% where Santos achieves a ranking in the top quartile of its comparator group. Executives will only receive the full benefit of this additional component where Santos outperforms all other companies in the comparator group in delivering superior returns to shareholders.

Vesting details of the Performance Award and the Deferred Award are summarised in Table 11 below. In addition, Table 12 contains details of the number and value of SARs and options granted to Senior Executives in 2008 under the Performance Award and the Deferred Award.

TABLE 11: PERFORMANCE AWARD AND DEFERRED AWARD VESTING DETAILS

	Performance Award		**Deferred Award**
Vesting period	1 January 2008 to 31 December 2010.		3 May 2008 to 2 May 2011.
Vesting condition	Vesting of this grant is based on relative TSR against ASX 100 companies as at 1 January 2008.		Vesting of the Deferred Award is based on continuous service to 2 May 2011, or three years from the grant date.
Vesting schedule	*Santos TSR percentile ranking*	*% of standard grant vesting*	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
	< 50th percentile	0%	
	= 50th percentile	50%	
	51st to 75th percentile	52% to 100%	
	76th to 100th percentile	102% to 150%	
Exercise price	$15.39 for options, being the volume weighted average price in the week up to and including the grant date of 3 May 2008. SARs have no exercise price.		As for Performance Award.
Exercise period	Options may be exercised at any time between the vesting date and the expiry date. Upon vesting of SARs, shares will automatically be allocated to the executive.		As for Performance Award.

	Performance Award	Deferred Award
Expiry/lapse	SARs and options that do not vest upon testing of the performance condition will lapse. There is no re-testing of the performance condition if it is not satisfied. Vested options will expire if not exercised before 3 May 2018.	SARs and options will lapse where the service condition is not satisfied. Vested options will expire if not exercised before 3 May 2018.
Cessation/change of control	Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable. Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.	As for Performance Award.

TABLE 12: SARS AND OPTIONS GRANTED TO SENIOR EXECUTIVES IN 2008[1]

Executive	Grant name	Number of SARs granted	Number of Options granted	Maximum value of grant[2]
J H Anderson	Performance Award	-	34,290	180,023
	Deferred Award	-	11,247	82,103
J L Baulderstone	Performance Award	-	31,384	164,766
	Deferred Award	-	10,294	75,146
T J Brown	Performance Award	-	33,925	178,106
	Deferred Award	-	9,092	66,372
M E J Eames	Performance Award	-	40,412	212,163
	Deferred Award	-	13,255	96,762
R M Kennett	Performance Award	13,304	-	149,404
	Deferred Award	4,364	-	73,010
M S Macfarlane	Performance Award	-	34,602	181,661
	Deferred Award	-	10,380	75,774
P C Wasow	Performance Award	17,485	-	196,357
	Deferred Award	5,735	-	95,947
R J Wilkinson	Performance Award	13,641	-	153,188
	Deferred Award	4,474	-	74,850

1 The grants made to the Senior Executives during the year constitute their full LTI awards for the 2008 financial year. As the SARs and options only vest on satisfaction of service and/or performance conditions to be tested in future financial years, none of the SARs or options detailed above were forfeited during the year.
2 Maximum value represents the fair value of the Performance Award and Deferred Award as at their grant date (being 3 May 2008). The fair value per instrument at the grant date was:
Performance Award SARs – $11.23, Options – $5.25
Deferred Award SARs – $16.73, Options – $7.30
Monte Carlo simulation was used to determine the value of the SARs and options granted. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The minimum total value of the grant, if the applicable vesting conditions are not met, is nil in all cases.

Prior year LTI grants to Senior Executives

The following LTI grants were still in progress or were tested during 2008:

Grant year	Grant type	Vesting condition(s)	Performance/vesting period	Status
2005	Performance Award	• Relative TSR performance against ASX 100 companies (50% of grant) • Relative TSR performance against Australian and international E&P companies (50% of grant)	1 January 2005 to 31 December 2007	Grant tested during the year, resulting in: • Full vesting of 50% of the grant as the Company's TSR ranked at the 75th percentile of the ASX 100 comparator group; and • No vesting of 50% of the grant as the Company ranked below the 50th percentile of the E&P comparator group.
2006	Performance Award	• Relative TSR performance against ASX 100 companies (50% of grant) • Relative TSR performance against Australian and international E&P companies (50% of grant)	1 January 2006 to 31 December 2008	Grant tested *after* the end of financial year resulting in full vesting of the grant as the Company's TSR ranked above the 75th percentile of both the ASX 100 comparator group and the E&P comparator group.
2007	Performance Award	• Relative TSR performance against Australian and international E&P companies (50% of grant) • Absolute TSR target of 11% per annum compound (50% of grant)	1 January 2007 to 31 December 2009	Still in progress.
	Deferred Award	Continuous service	1 July 2007 to 30 June 2010	Still in progress.
2008	Performance Award	Relative TSR performance against ASX 100 companies	1 January 2008 to 31 December 2010	Still in progress.
	Deferred Award	Continuous service	3 May 2008 to 2 May 2011	Still in progress.

The value derived by Senior Executives during 2008 in respect of LTIs granted in previous financial years is set out in Table 13 below. Table 13 also contains details of prior year LTIs that lapsed or were forfeited during 2008.

TABLE 13: SENIOR EXECUTIVES' LTI REMUNERATION OUTCOMES IN 2008

	Vested		Exercised[1]		Forfeited/Lapsed	
	Number	Value[2]	Number	Value[3]	Number	Value[4]
J H Anderson						
SARs	-	-	-	-	-	-
Options	14,400	74,592	12,744	188,611	14,400	16,560
J L Baulderstone						
SARs	-	-	-	-	-	-
Options	-	-	-	-	-	-
T J Brown						
SARs	-	-	-	-	-	-
Options	14,400	74,592	-	-	14,400	16,560
M E J Eames						
SARs	9,800	133,672	-	-	9,800	45,374
Options	-	-	-	-	25,000	28,750
R M Kennett						
SARs	4,500	61,380	-	-	4,500	20,835
Options	-	-	-	-	-	-
M S Macfarlane						
SARs	4,800	65,472	-	-	4,800	22,224
Options	-	-	-	-	-	-
P C Wasow						
SARs	11,800	160,952	-	-	11,800	54,634
Options	-	-	-	-	-	-
R J Wilkinson						
SARs	8,850	120,714	-	-	8,850	40,976
Options	-	-	-	-	-	-
Total SARs	**39,750**	**542,190**	**-**	**188,611**	**39,750**	**184,043**
Total options	**28,800**	**149,184**	**12,744**	**-**	**53,800**	**61,870**

1 For each option exercised during the year, the relevant executive received one fully paid ordinary share in the Company. Options were exercised on 20 June 2008, at an exercise price of $6.95 per option.
2 The value of each SAR on the date of vesting is based on the closing market price of Santos Limited shares on ASX on the preceding trading day. The value of each option on the date of vesting is based on the difference between the closing market price of Santos Limited shares on ASX on the preceding trading day and the relevant exercise price.
3 The value of each option exercised during the year is based on the difference between the closing market price of Santos Limited shares on ASX on the preceding trading day and the relevant exercise price.
4 The value of a SAR or option on the day it lapsed represents the benefit foregone as determined by the Monte Carlo valuation method at the date the SAR or option was granted.

2008 Senior Executive Remuneration Details

TABLE 14: 2008 SENIOR EXECUTIVE REMUNERATION DETAILS

	Short-term employee benefits			Post-employment	Share-based payments[2] (LTI)		Termin-ation	Other long-term benefits[3]	Total	% at risk
	Base salary	STI[4]	Other	Super-annuation	SARs	Options				
J H Anderson	$468,021	$205,000	-	$48,689	$122,742	$80,852	-	$12,228	$937,532	44%
J L Baulderstone	$465,734	$250,000	-	$46,326	$111,832	$119,641	-	$12,030	$1,005,563	48%
T J Brown	$500,023	$145,000	-	$18,523[1]	$123,651	$77,719	-	$11,803	$876,720	40%
M E J Eames	$551,505	$220,000	-	$57,455	$173,306	$68,556	-	$14,078	$1,084,901	43%
R M Kennett[5]	$484,297	$235,000	$22,430[6]	$64,315[1]	$147,201	-	-	$12,983	$966,226	40%
M S Macfarlane	$471,282	$205,000	-	$49,029	$122,742	$79,811	-	$12,056	$939,919	43%
P C Wasow	$830,548	$585,000	-	$13,289	$265,239	-	-	$22,639	$1,716,716	50%
R J Wilkinson	$485,676	$255,000	$5,282[6]	$90,260	$201,462	-	-	$11,681	$1,049,361	43%

1 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made during 2008 by the Company in respect of the current and future entitlements of T J Brown and R M Kennett was $13,289 and $57,526 respectively.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The amounts set out above include a proportion of the value of SARs and Options granted during 2008 under the Performance Award and Deferred Award as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2008. The percentage of each Senior Executive's total remuneration for the year that consisted of SARs and options is as follows:

J H Anderson	22%	R M Kennett	15%
J L Baulderstone	23%	M S Macfarlane	22%
T J Brown	23%	P C Wasow	15%
M E J Eames	22%	R J Wilkinson	19%

3 These amounts represent Senior Executives' long service leave accruals in 2008.

4 This amount represents the STI award made for the 2008 financial year, which will be paid in March 2009.

5 R M Kennett was seconded to GLNG Operations Pty Ltd on 24 July 2008. Figures in this table represent his remuneration for the full 2008 year.

6 This amount represents allowances paid to R M Kennett for relocation to Brisbane and for incidental expenses for R J Wilkinson relating to commuting between Adelaide and Brisbane.

Remuneration Report
(continued)

2007 Senior Executive Remuneration Details

TABLE 15: 2007 SENIOR EXECUTIVE REMUNERATION DETAILS

	Short-term employee benefits			Post-employment	Share-based payments[3] (LTI)		Termin-ation	Other long-term benefits[4]	Total	% at risk
	Base salary	STI	Other[1]	Super-annuation	SARs	Options				
J H Anderson	$426,902	$199,500	$1,944	$44,542	$61,371	$35,458	-	$10,961	$780,678	38%
J L Baulderstone	$379,833	$167,000	$1,463	$38,340	$55,916	$33,200	-	-	$675,751	38%
T J Brown	$465,358	$163,700	$1,944	$17,627[2]	$61,826	$36,330	-	$11,031	$757,816	35%
M E J Eames	$505,228	$235,100	$1,944	$52,766	$135,576	$22,181	-	$ 12,916	$965,711	41%
R M Kennett	$391,597	$187,500	$1,976	$66,082[2]	$72,549	-	-	$10,304	$730,008	36%
D J W Knox[5]	$230,403	$143,300	-	$21,792	$65,429	$28,143	-	-	$489,067	48%
M S Macfarlane	$426,902	$180,700	$1,944	$44,542	$78,517	$22,682	-	$10,961	$766,248	37%
P C Wasow	$631,261	$406,900	$1,944	$12,686	$158,421	-	-	$14,904	$1,226,117	46%
R J Wilkinson	$411,455	$207,800	$1,944	$81,752	$118,370	-	-	$10,524	$831,846	39%

1 These amounts represent the cost of car parking provided partly in the Company's old head office premises in Adelaide and partly in its current premises, up to 30 April 2007. On 1 May 2007, the cost of parking in the Company's current head office was added to TFR, and from then on executives were required to obtain parking via salary sacrifice.

2 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contributions made during 2007 by the Company in respect of the current and future entitlements of TJ Brown and RM Kennett were $12,686 and $51,180 respectively.

3 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The amounts set out above include a proportion of the value of SARs and Options granted during 2007 under the Performance Grant and Growth Awards as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2007. The percentages of each Senior Executive's total remuneration for the year that consisted of SARs and options are as follows:

J H Anderson	11%	R M Kennett	19%
J L Baulderstone	13%	D J W Knox	12%
T J Brown	12%	P C Wasow	12%
M E J Eames	16%	R J Wilkinson	13%
M S Macfarlane	8%		

4 These amounts represent Senior Executives' long service leave accruals in 2007.

5 Mr D J W Knox was appointed on 3 September 2007.

Service Agreements – Senior Executives

The Company has entered into service agreements with the Senior Executives. The service agreements are ongoing until termination by the Company upon giving 12 months' notice or the Senior Executive upon giving six months' notice. In a Company-initiated termination, the Company may make a payment in lieu of notice equivalent to the TFR the executive would have received over the notice period. All Senior Executives' service agreements may be terminated immediately for cause, whereupon no payments in lieu of notice or other termination payments apply.

Former Managing Director and CEO

Mr J C Ellice-Flint retired as Managing Director and CEO on 25 March 2008.

Consistent with the terms of his service agreement, Mr Ellice-Flint received the following benefits upon cessation of his employment:

- a payment of $1.85 million equivalent to 12 months' base salary;
- a payment of $855,262 in respect of annual and long service leave accrued at the date his employment ceased;
- 2,312,500 options, which had not previously vested, were vested and became exercisable. In accordance with the original terms of issue approved by shareholders, these options are exercisable, at an exercise price of $11.36 per option, until 3 May 2016; and
- a pro-rated amount of his short-term incentive potential for the period from 1 January to 31 March 2008 ($520,312).

Whilst Mr Ellice-Flint officially stepped down as CEO on 25 March 2008, he continued to provide services to the Company until 30 June 2008 in a consultancy capacity, for which he was paid $492,337.

Details of Mr Ellice-Flint's remuneration are shown in Table 16 below.

TABLE 16: DETAILS OF 2007 AND 2008 REMUNERATION FOR MR J C ELLICE-FLINT

	Short-term employee benefits			Post-employment	Share-based payments (LTI)				
	Base salary	STI	Other	Super-annuation[1]	Options[2]	Termination	Other long-term benefits[4]	Total	% at risk
2008	$433,135	$520,312	-	$1,172,553	$1,570,522	$2,705,262	-	$6,401,784	33%
2007	$1,702,694	$1,950,000	$1,944[3]	$987,357	$1,898,273	-	$42,601	$6,582,869	58%

1 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made by the Company in respect of Mr Ellice-Flint's entitlements was $1,094,334 in 2007 and $208,250 in 2008.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The amounts set out above include a proportion of the value of options granted to Mr Ellice-Flint in 2006 that had not vested as at 1 January 2007 and 1 January 2008. Of Mr Ellice-Flint's total remuneration for the year, 29% consisted of options in 2007 and 25% consisted of options in 2008.

3 This amount represents the cost of car parking provided in the period 1 January 2007–30 April 2007. From 1 May 2007, the cost of parking in the Company's new head office was paid by the Managing Director.

4 This amount represents long service leave accrued in 2007.

LINK BETWEEN COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND REMUNERATION 2004–2008

Table 17 sets out the Group's performance over the past five years in respect of the key financial and non-financial indicators used to measure year-on-year performance. Table 17 also shows how the size of the STI pool available to Senior Executives has varied over this period based on the level of performance achieved each year across these key indicators.

TABLE 17: KEY INDICATORS OF SHORT-TERM COMPANY PERFORMANCE 2004–2008

	2004	2005	2006	2007	**2008**
Safety (total recordable case frequency rate)	6.4	4.9	6.4	5.3	**5.8**
Production (mmboe)	47.1	56.0	61.0	59.1	**54.4**
Reserve replacement cost – 1P (A$/boe)	17	13	15	13	**13**
Reserve replacement rate – 1P (%)	121	218	143	175	**160**
Proven plus probable reserves – 2P (mmboe)	643	774	819	879	**1,013**
Netback (A$/boe)	20	30	33	33	**36**
Net profit after tax ($m)	355	762	643	359	**1,650**
Earnings per share (cents)	54	124	103	55	**273**
Dividends per ordinary share (cents)	30	36	40	40	**42**
Size of STI pool (% of maximum)	80.0	85.0	70.0	80.0	**80.0**

The graphs below show the relationship over the past five years between the Company's TSR and share price growth, being two key indicators of long-term Company performance, and the percentage of LTI grants to Senior Executives that vested. The graphs demonstrate how the level of Senior Executive reward derived from their LTI grants is dependent upon the delivery of sustained above-average returns to shareholders.

TSR OF SANTOS, ASX100 AND AUSTRALIAN AND INTERNATIONAL EXPLORATION AND PRODUCTION COMPANIES 2004–2008
%


160
140
120
100
80
60
40
20
0
-20
2004
2005
2006
Santos ASX100 E&P
2005
2006
2007
Santos ASX100 E&P
2006
2007
2008
Santos ASX100 E&P

LTI vesting for 2004–2006 performance period = 0%

LTI vesting for 2005–2007 performance period = 50%

LTI vesting for 2006–2008 performance period = 100%

SANTOS SHARE PRICE 2004–2008
$


20
16
12
8
4
0
2004
2005
2006
2007
2008

The TSR growth shown above incorporates dividends and capital returns the Company made to shareholders during the past five years. Dividends paid by the Company in the past five years are as follows:

(Dividends per ordinary share)

2004	$0.30
2005	$0.36
2006	$0.40
2007	$0.40
2008	$0.42

The following capital returns were made in the 2004–2008 period:

- In conjunction with its $600 million offering of Redeemable Convertible Preference Shares (or FUELS), on 30 September 2004 the Company redeemed and bought back the entire 3,500,000 Reset Convertible Preference Shares on issue at that date. 2,865,821 were redeemed at face value and reinvested in FUELS, 489,774 shares were bought back for $105 each and cancelled, and 144,405 were redeemed at face value.
- On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share.
- On 6 October 2008, the Company bought back 18,487,305 fully paid ordinary shares, representing 3.07% of fully paid shares on issue at that date, at a price of $16.23 per share.

Income Statements

for the year ended 31 December 2008

	Note	Consolidated 2008 Continuing $million	Consolidated 2008 Discontinued $million	Consolidated 2008 Total $million	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Product sales	3	**2,761.8**	**-**	**2,761.8**	2,458.4	30.1	2,488.5	**872.5**	974.3
Cost of sales	4	**(1,422.6)**	**-**	**(1,422.6)**	(1,329.1)	(5.8)	(1,334.9)	**(520.7)**	(603.1)
Gross profit		**1,339.2**	**-**	**1,339.2**	1,129.3	24.3	1,153.6	**351.8**	371.2
Other revenue	3	**43.2**	**-**	**43.2**	29.5	-	29.5	**64.3**	901.3
Other income	3	**1,734.6**	**-**	**1,734.6**	81.7	(69.6)	12.1	**1.1**	15.6
Other expenses	4	**(493.4)**	**-**	**(493.4)**	(317.8)	(20.5)	(338.3)	**(210.6)**	169.7
Operating profit/(loss) before net financing costs		**2,623.6**	**-**	**2,623.6**	922.7	(65.8)	856.9	**206.6**	1,457.8
Financial income	6	**63.3**	**-**	**63.3**	13.6	0.8	14.4	**183.0**	188.8
Financial expenses	6	**(153.7)**	**-**	**(153.7)**	(152.7)	-	(152.7)	**(286.4)**	(294.4)
Net financing (costs)/income		**(90.4)**	**-**	**(90.4)**	(139.1)	0.8	(138.3)	**(103.4)**	(105.6)
Profit/(loss) before tax		**2,533.2**	**-**	**2,533.2**	783.6	(65.0)	718.6	**103.2**	1,352.2
Income tax expense	7	**(768.4)**	**-**	**(768.4)**	(195.1)	(0.6)	(195.7)	**(51.4)**	(50.1)
Royalty related taxation expense	7	**(114.7)**	**-**	**(114.7)**	(163.6)	-	(163.6)	**(31.7)**	(31.9)
Total taxation expense		**(883.1)**	**-**	**(883.1)**	(358.7)	(0.6)	(359.3)	**(83.1)**	(82.0)
Net profit/(loss) for the period attributable to equity holders of Santos Ltd		**1,650.1**	**-**	**1,650.1**	424.9	(65.6)	359.3	**20.1**	1,270.2
Earnings per share attributable to the ordinary equity holders of Santos Ltd (¢)									
Basic earnings per share	25	**272.9**		**272.9**	66.3		55.2		
Diluted earnings per share	25	**261.7**		**261.7**	66.0		54.9		
Dividends per share ($)									
Ordinary shares	24			**0.42**			0.40		
Redeemable preference shares	24			**6.3348**			5.5864		

The income statements are to be read in conjunction with the notes to the consolidated financial statements.

Balance Sheets
as at 31 December 2008

		Consolidated		Santos Ltd	
		2008	2007	**2008**	2007
	Note	**$million**	$million	**$million**	$million
Current assets					
Cash and cash equivalents	9	**1,552.9**	200.5	**1,402.9**	56.8
Trade and other receivables	10	**581.6**	607.4	**693.9**	208.5
Inventories	11	**289.7**	241.5	**136.0**	115.9
Derivative financial instruments	12	**59.2**	6.9	**–**	–
Total current assets		**2,483.4**	1,056.3	**2,232.8**	381.2
Non-current assets					
Receivables	10	**6.0**	–	**1,300.9**	1,304.8
Derivative financial instruments	12	**336.3**	77.2	**–**	–
Exploration and evaluation assets	13	**427.5**	332.4	**42.7**	15.5
Oil and gas assets	14	**6,254.8**	5,584.4	**1,777.7**	1,650.1
Other land, buildings, plant and equipment	15	**159.9**	134.8	**109.7**	107.4
Available-for-sale financial assets	17	**2.1**	15.6	**2.1**	15.6
Other financial assets	18	**20.9**	32.7	**3,440.8**	3,488.6
Deferred tax assets	19	**111.0**	86.8	**–**	–
Total non-current assets		**7,318.5**	6,263.9	**6,673.9**	6,582.0
Total assets		**9,801.9**	7,320.2	**8,906.7**	6,963.2
Current liabilities					
Trade and other payables	20	**604.8**	609.7	**723.0**	625.1
Deferred income		**55.2**	12.0	**1.8**	1.7
Interest-bearing loans and borrowings	21	**98.6**	103.1	**0.6**	–
Current tax liabilities		**469.2**	71.7	**454.2**	46.5
Provisions	22	**116.7**	112.4	**65.8**	65.1
Other current liabilities	23	**8.1**	15.4	**–**	–
Total current liabilities		**1,352.6**	924.3	**1,245.4**	738.4
Non-current liabilities					
Deferred income		**54.1**	8.8	**–**	–
Interest-bearing loans and borrowings	21	**2,355.8**	1,992.9	**4,085.4**	2,478.2
Deferred tax liabilities	19	**744.1**	743.0	**134.0**	109.2
Provisions	22	**808.0**	543.6	**310.9**	167.8
Other non-current liabilities	23	**9.0**	14.5	**–**	–
Total non-current liabilities		**3,971.0**	3,302.8	**4,530.3**	2,755.2
Total liabilities		**5,323.6**	4,227.1	**5,775.7**	3,493.6
Net assets		**4,478.3**	3,093.1	**3,131.0**	3,469.6
Equity					
Issued capital	24	**2,530.8**	2,331.6	**2,530.8**	2,331.6
Reserves	24	**(188.8)**	(272.9)	**(2.0)**	7.4
Retained earnings	24	**2,136.0**	1,034.4	**602.2**	1,130.6
Equity attributable to equity holders of Santos Ltd		**4,478.0**	3,093.1	**3,131.0**	3,469.6
Equity attributable to minority interests	24	**0.3**	–	**–**	–
Total equity		**4,478.3**	3,093.1	**3,131.0**	3,469.6

The balance sheets are to be read in conjunction with the notes to the consolidated financial statements.

Cash Flow Statements
for the year ended 31 December 2008

	Note	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Cash flows from operating activities					
Receipts from customers		**3,100.9**	2,555.1	**985.3**	1,036.6
Dividends received		**–**	–	**–**	874.0
Interest received		**48.8**	14.2	**39.4**	188.7
Overriding royalties received		**14.8**	14.7	**24.2**	22.0
Insurance proceeds received		**12.5**	18.3	**–**	–
Pipeline tariffs and other receipts		**64.3**	83.0	**41.4**	2.0
Payments to suppliers and employees		**(1,089.0)**	(808.4)	**(401.7)**	(313.4)
Royalty and excise paid		**(102.2)**	(76.3)	**(47.5)**	(33.9)
Borrowing costs paid		**(133.5)**	(128.4)	**(0.3)**	(280.6)
Income taxes paid		**(291.8)**	(384.6)	**(229.0)**	(231.1)
Royalty related taxes paid		**(151.6)**	(73.7)	**(35.4)**	(22.4)
Net cash provided by operating activities	29	**1,473.2**	1,213.9	**376.4**	1,241.9
Cash flows from investing activities					
Payments for:					
Exploration and evaluation expenditure		**(353.5)**	(279.8)	**(84.7)**	(80.5)
Oil and gas assets expenditure		**(1,178.5)**	(919.4)	**(358.9)**	(324.3)
Other land, buildings, plant and equipment		**(39.6)**	(58.5)	**(13.8)**	(47.7)
Acquisitions of oil and gas assets		**–**	(33.5)	**(0.7)**	–
Acquisitions of controlled entities		**(7.5)**	(75.7)	**(6.2)**	(4.5)
Restoration expenditure		**(54.9)**	(34.4)	**(2.6)**	(2.7)
Share subscriptions in controlled entities		**–**	–	**–**	(245.2)
Advances to related entities		**(6.0)**	–	**–**	–
Other investing activities		**3.9**	3.5	**3.2**	(1.8)
Proceeds from disposal of non-current assets		**2,080.0**	0.6	**1.2**	–
Proceeds from disposal of discontinued operations:					
Non-current assets		**–**	6.1	**–**	–
Controlled entities		**–**	73.4	**–**	–
Proceeds from disposal of other investments		**0.4**	52.2	**0.4**	23.8
Net cash provided by/(used in) investing activities		**444.3**	(1,265.5)	**(462.1)**	(682.9)
Cash flows from financing activities					
Dividends paid		**(251.2)**	(217.0)	**(251.2)**	(217.0)
Proceeds from issues of ordinary shares		**220.5**	93.8	**220.5**	93.8
Off-market buy-back of ordinary shares		**(301.9)**	(302.0)	**(301.9)**	(302.0)
Repayments of borrowings		**(752.2)**	(1,703.1)	**(0.7)**	–
Drawdown of borrowings		**500.0**	2,182.6	**–**	–
Receipts from controlled entities		**–**	–	**2,816.7**	166.8
Payments to controlled entities		**–**	–	**(1,052.6)**	(296.4)
Net cash (used in)/provided by financing activities		**(584.8)**	54.3	**1,430.8**	(554.8)
Net increase in cash		**1,332.7**	2.7	**1,345.1**	4.2
Cash and cash equivalents at the beginning of the year		**200.5**	200.0	**56.8**	52.8
Effects of exchange rate changes on the balances of cash held in foreign currencies		**19.7**	(2.2)	**1.0**	(0.2)
Cash and cash equivalents at the end of the year	9	**1,552.9**	200.5	**1,402.9**	56.8

The cash flow statements are to be read in conjunction with the notes to the consolidated financial statements.

Statements of Recognised Income and Expense

for the year ended 31 December 2008

	Note	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Adjustment to retained earnings on initial adoption of Interpretation 1003 *Australian Petroleum Resource Rent Tax*		**–**	(136.1)	**–**	(51.3)
Adjustment to retained earnings on initial adoption of Interpretation 11 *AASB 2 Group and Treasury Share Transactions*		**–**	–	**–**	0.2
Exchange differences on translation of foreign operations		**269.0**	(101.8)	**–**	–
(Loss)/gain on foreign currency loans designated as hedges of net investments in foreign operations		**(177.0)**	62.6	**–**	–
Change in fair value of available-for-sale financial assets, net of tax		**(9.3)**	17.4	**(9.3)**	14.7
Share-based payment transactions	31	**8.3**	5.2	**8.3**	5.2
Actuarial (loss)/gain on defined benefit plan, net of tax	30	**(25.5)**	4.4	**(25.5)**	4.4
Net income/(expense) recognised directly in equity		**65.5**	(148.3)	**(26.5)**	(26.8)
Transfers (net of any related tax):					
Transfer to profit on sale of available-for-sale financial assets		**(0.1)**	(23.6)	**(0.1)**	(9.7)
Transfer to profit on disposal of foreign operation		**1.5**	(27.2)	**–**	–
Profit for the period		**1,650.1**	359.3	**20.1**	1,270.2
Total recognised income and expense for the period attributable to equity holders of Santos Ltd		**1,717.0**	160.2	**(6.5)**	1,233.7

Other movements in equity arising from transactions with owners as owners are set out in note 24.

The statements of recognised income and expense are to be read in conjunction with the notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2008

1. SIGNIFICANT ACCOUNTING POLICIES

The financial report of Santos Ltd ("the Company") for the year ended 31 December 2008 was authorised for issue in accordance with a resolution of the Directors on 19 February 2009.

Santos Ltd (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange ("ASX") and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 31 December 2008 comprises the Company and its controlled entities ("the Group").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(A) STATEMENT OF COMPLIANCE

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

(B) BASIS OF PREPARATION

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments, fixed rate notes that are hedged by an interest rate swap and available-for-sale financial assets, which are measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by Class Order 05/641 effective 28 July 2005), and in accordance with that Class Order amounts in the financial report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Change in accounting policy

From 1 January 2008 the Group has adopted Interpretation 1003 *Australian Petroleum Resource Rent Tax*, which is applicable for annual reporting periods ending on or after 30 June 2008.

The adoption of Interpretation 1003 has resulted in the Group recognising some royalty-based taxes, including petroleum resource rent tax, resource rent royalty and additional profits tax as an income tax under AASB 112 *Income Taxes*. This change has been accounted for by adjusting the opening balance of current and deferred tax liabilities and retained earnings at 1 January 2007.

The effect of the change in the accounting policy for these royalty-based taxes from 1 January 2007 is shown below:

	Consolidated			Santos Ltd		
	$million	Impact of change in accounting policy $million	Restated amount $million	$million	Impact of change in accounting policy $million	Restated amount $million
31 December 2007						
Cost of sales	1,452.5	(117.6)	1,334.9	643.3	(40.2)	603.1
Profit before tax	601.0	117.6	718.6	1,312.0	40.2	1,352.2
Income tax expense	160.4	35.3	195.7	38.0	12.1	50.1
Royalty related taxation expense	–	163.6	163.6	–	31.9	31.9
Profit after tax	440.6	(81.3)	359.3	1,274.0	(3.8)	1,270.2
Basic earnings per share (¢)	68.9	(13.7)	55.2	–	–	–
Diluted earnings per share (¢)	68.7	(13.8)	54.9	–	–	–
Trade and other payables	650.9	(41.2)	609.7	642.9	(17.8)	625.1
Current tax liabilities	30.5	41.2	71.7	28.7	17.8	46.5
Deferred tax liabilities	525.6	217.4	743.0	54.1	55.1	109.2
Retained earnings	1,251.8	(217.4)	1,034.4	1,185.7	(55.1)	1,130.6
1 January 2007						
Trade and other payables	441.8	(12.5)	429.3	562.9	–	562.9
Current tax liabilities	213.5	12.5	226.0	207.8	–	207.8
Deferred tax liabilities	517.5	136.1	653.6	65.3	51.3	116.6
Retained earnings	1,301.4	(136.1)	1,165.3	401.7	(51.3)	350.4

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new accounting standards and interpretations

The Group has also adopted the following standards and interpretations, which became applicable on 1 January 2008. Adoption of these standards and interpretations has only affected the disclosure in these financial statements. There has not been any impact on the financial position or performance of the Group.

- AASB 2007-1 *Amendments to Australian Accounting Standards arising from AASB Interpretation 11*
- AASB 2007-7 *Amendments to Australian Accounting Standards*
- AASB 2008-4 *Amendments to Australian Accounting Standard – Key Management Personnel Disclosures by Disclosing Entities*
- AASB 2008-10 *Amendments to Australian Accounting Standards – Reclassification of Financial Assets*
- AASB 2008-12 *Amendments to Australian Accounting Standards – Reclassification of Financial Assets – Effective Date and Transition*
- Interpretation 11 *AASB 2 Group and Treasury Share Transactions*
- Interpretation 14 *AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.*

The adoption of Interpretation 11 had a minor impact on the 2007 opening retained earnings of the Company ($0.2 million) for shares issued to employees of subsidiaries (refer note 1(R)).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2008. These are outlined in the following table:

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 3	*Business Combinations*	Adopts the acquisition method to account for business combinations; acquisition costs expensed; contingent consideration recognised at fair value on acquisition date.	1 July 2009	Recognition of future acquisitions.	1 January 2010
AASB 8	*Operating Segments*	Segment disclosure based on components of an entity that management monitors in making decisions about allocating resources to segments and in assessing their performance.	1 January 2009	Minor disclosure impact.	1 January 2009
AASB 101	*Presentation of Financial Statements* (issued in September 2007)	Changes the titles of financial statements; requires all non-owner changes in equity be presented in statement of comprehensive income; additional statement of financial position at beginning of earliest comparative period required for changes in accounting policy or reclassifications; income tax relating to each component of comprehensive income to be disclosed.	1 January 2009	Minor impact. Presentation of financial statements will change from 2009 onwards.	1 January 2009
AASB 123	*Borrowing Costs*	Removes option to expense borrowing costs related to qualifying assets.	1 January 2009	No impact.	1 January 2009
AASB 127	*Consolidated and Separate Financial Statements*	Changes in a parent's ownership in a subsidiary that result in a loss of control requires reserves to be recycled and remaining ownership interest to be measured at fair value; changes that do not result in a loss of control are accounted for as equity transactions.	1 July 2009	Unlikely to have impact.	1 January 2010
AASB 2007-3	*Amendments to Australian Accounting Standards arising from AASB 8*	Consequential amendments to a number of standards following release of AASB 8 *Operating Segments*.	1 January 2009	No impact.	1 January 2009

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 2007-6	*Amendments to Australian Accounting Standards arising from AASB 123*	Consequential amendments to a number of standards following release of AASB 123 *Borrowing Costs*.	1 January 2009	No impact.	1 January 2009
AASB 2007-8	*Amendments to Australian Accounting Standards arising from AASB 101*	Consequential amendments to a number of standards following issue of a revised AASB 101 *Presentation of Financial Statements* in September 2007.	1 January 2009	No impact.	1 January 2009
AASB 2007-10	*Further Amendments to Australian Accounting Standards arising from AASB 101*	Changes terminology in Australian Accounting Standards to align with IFRS.	1 January 2009	No impact.	1 January 2009
AASB 2008-1	*Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations*	Clarifies the definition of vesting conditions; introduces concept of non-vesting conditions; requires non-vesting conditions to be reflected in grant date fair value; provides the accounting treatment for non-vesting conditions and cancellations.	1 January 2009	No impact.	1 January 2009
AASB 2008-2	*Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations arising on Liquidation*	Introduces exception to the definition of financial liability to classify certain puttable financial instruments as equity instruments.	1 January 2009	No impact.	1 January 2009
AASB 2008-3	*Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127*	Consequential amendments to a number of standards following the issue of the revised AASB 3 *Business Combinations* and AASB 127 *Consolidated and Separate Financial Statements*.	1 July 2009	No impact.	1 January 2010
AASB 2008-5	*Amendments to Australian Accounting Standards arising from the Annual Improvements Project*	Amends 15 standards, including where entity committed to sale plan involving loss of control of subsidiary then all of subsidiary's assets and liabilities are classified as held for sale (AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*); additional disclosures where recoverable amount is based on fair value less costs to sell (AASB 136 *Impairment of Assets*).	1 January 2009	Unlikely to have material impact.	1 January 2009
AASB 2008-6	*Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project*	Terminology or editorial amendments to eight standards that are expected to have no or minimal effects on accounting practices.	1 July 2009	No impact.	1 January 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 2008-7	*Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*	Removes the definition of the cost method in AASB 127 *Consolidated and Separate Financial Statements*; requires all dividends from subsidiaries, jointly controlled entities or associates to be recognised as income; receipt of dividend may be indicator of impairment if certain criteria met; specified accounting for certain transactions where newly formed entity becomes parent of another entity in a group.	1 January 2009	No Group impact. Potential impairment impact on investments held by the Company if intercompany dividends are received.	1 January 2009
AASB 2008-8	*Amendments to Australian Accounting Standards – Eligible Hedged Items*	Clarifies the hedge accounting provisions of AASB 139 *Financial Instruments: Recognition and Measurement* to address inflation in a financial hedged item, and one-sided risk in a hedged item.	1 July 2009	No impact.	1 January 2010
AASB 2008-13	*Amendments to Australian Accounting Standards arising from AASB Interpretation 17 Distributions of Non-Cash Assets to Owners*	Consequential amendments to existing standards following the issue of Interpretation 17 *Distributions of Non-Cash Assets to Owners*.	1 July 2009	No impact.	1 January 2010
Interpretation 16	*Hedges of net investments in foreign operations*	Provides guidance on net investment hedging.	1 October 2008	No impact.	1 January 2009
Interpretation 17	*Distributions of Non-Cash Assets to Owners*	Provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for that liability. Does not apply to common control transactions.	1 July 2009	No impact.	1 January 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been consistently applied by the Group.

(C) BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition of subsidiaries is accounted for using the purchase method of accounting, which involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition (refer note 1(G)).

Investments in subsidiaries are carried at their cost of acquisition, less any impairment charges, in the Company's financial statements.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Minority interests

Minority interests in the net assets of consolidated entities are allocated their share of net profit after tax in the income statement, and are identified separately from the Group's equity in those entities. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Where the minority interest has losses greater than its equity interest in the consolidated subsidiary, the excess and any further losses applicable to the minority interest are allocated against the Group's interest. If the minority interest subsequently reports profits, the profits are allocated to the Group until the minority's share of losses previously absorbed by the Group have been fully recovered.

Jointly controlled assets

Santos' exploration and production activities are often conducted through joint venture arrangements governed by joint operating agreements, production sharing contracts or similar contractual relationships. A summary of the Group's interests in its significant joint ventures is included in note 28.

A joint venture characterised as a jointly controlled asset involves the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture. The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of expenses incurred. Each venturer has control over its share of future economic benefits through its share of jointly controlled assets.

The interests of the Company and of the Group in unincorporated joint ventures are brought to account by recognising in the financial statements the Group's share of jointly controlled assets, share of expenses and liabilities incurred, and the income from the sale or use of its share of the production of the joint venture in accordance with the revenue policy in note 1(X).

Jointly controlled entities

The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have contractual arrangements that establish joint control over the economic activities of the entities. The Group recognises its interest in jointly controlled entities using proportionate consolidation, by combining its share of the assets, liabilities, income and expenses of the joint venture with similar line items in the consolidated financial statements.

(D) FOREIGN CURRENCY

Functional and presentation currency

Both the functional and presentation currency of Santos Ltd is Australian dollars. Some subsidiaries have a functional currency of United States dollars which is translated to presentation currency (see below).

Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognised in equity in the consolidated financial statements.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Group companies

The results of subsidiaries with a functional currency of United States dollars are translated to Australian dollars as at the date of each transaction. The assets and liabilities are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

(E) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives that may be used are forward foreign exchange contracts, foreign currency swaps and options, interest rate swaps and commodity crude oil price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged; otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of commodity swap and option contracts is their quoted market price at the balance sheet date.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(F) HEDGING

Fair value hedge

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedging is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (that is, when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding paragraph, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Hedge of monetary assets and liabilities

When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in a foreign operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(G) ACQUISITION OF ASSETS

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid, and the fair value of assets given, shares issued or liabilities incurred. The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the estimate of the costs of dismantling and removing the asset and restoring the site on which it is located determined in accordance with note 1(Q).

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination.
Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the costs of the business combination over the net fair value of the identifiable net assets of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(H) EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geological area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual prospective oil or gas field.

Exploration and evaluation expenditure is recognised in relation to an area of interest when the rights to tenure of the area of interest are current and either:

(i) such expenditure is expected to be recovered through successful development and commercial exploitation of the area of interest, or alternatively, by its sale; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amounts of the Group's exploration and evaluation assets are reviewed at each balance sheet date, in conjunction with the impairment review process referred to in note 1(P), to determine whether any of the following indicators of impairment exist:

(i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned;

(iii) exploration for and evaluation of resources in the specific area has not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area; or

(iv) sufficient data exists to indicate that although a development is likely to proceed the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.

Where an indicator of impairment exists a formal estimate of the recoverable amount is made, and any resultant impairment loss is recognised in the income statement.

When a discovered oil or gas field enters the development phase the accumulated exploration and evaluation expenditure is transferred to oil and gas assets – assets in development.

(I) OIL AND GAS ASSETS

Oil and gas assets are usually single oil or gas fields being developed for future production or which are in the production phase. Where several individual oil or gas fields are to be produced through common facilities, the individual oil or gas fields and the associated production facilities are managed and reported as a single oil and gas asset.

Assets in development

When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated, the field enters its development phase. The costs of oil and gas assets in the development phase are separately accounted for as tangible assets and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When commercial operation commences the accumulated costs are transferred to oil and gas assets – producing assets.

Producing assets

The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, pre-production development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with note 1(K).

Ongoing exploration and evaluation activities

Often the initial discovery and development of an oil or gas asset will lead to ongoing exploration for, and evaluation of potential new oil or gas fields in the vicinity with the intention of producing any near field discoveries using the infrastructure in place.

Exploration and evaluation expenditure associated with oil and gas assets is accounted for in accordance with the policy in note 1(H). Exploration and evaluation expenditure amounts capitalised in respect of oil and gas assets are separately disclosed in note 14.

(J) LAND, BUILDINGS, PLANT AND EQUIPMENT

Land and buildings are measured at cost less accumulated depreciation on buildings, less any impairment losses recognised.

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of rotable spares and insurance spares that are purchased for back up or rotation with specific plant and equipment items. Similarly, the cost of major cyclical maintenance is recognised in the carrying amount of the related plant and equipment as a replacement only if it is eligible for capitalisation. Any remaining carrying amount from the cost of the previous major cyclical maintenance is derecognised. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation on buildings, plant and equipment is calculated in accordance with note 1(K).

(K) DEPRECIATION AND DEPLETION

Depreciation charges are calculated to write off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the Group. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of the asset is depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight-line method of depreciation on an individual asset basis from the date the asset is available for use.

The estimated useful lives for each class of onshore assets for the current and comparative periods are as follows:

- Buildings 20 – 50 years
- Plant and equipment
  - Computer equipment 3 – 5 years
  - Motor vehicles 4 – 7 years
  - Furniture and fittings 10 – 20 years
  - Pipelines 10 – 30 years
  - Plant and facilities 10 – 50 years

Depreciation of offshore plant and equipment is calculated using the units of production method on a cash-generating unit basis (refer note 1(P)) from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration, evaluation and subsurface development expenditure ("subsurface assets") over the life of the estimated Proven plus Probable ("2P") reserves in a cash-generating unit, together with future subsurface costs necessary to develop the hydrocarbon reserves in the respective cash-generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(L) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Financial instruments held by the Group and the Company which are classified as being available for sale are stated at fair value, with any resultant gain or loss being recognised directly in equity.

The fair value of financial instruments classified as available for sale is their quoted bid price at the close of business on the balance sheet date.

Financial instruments classified as available for sale are recognised/derecognised by the Group and the Company on the date it commits to purchase/sell the investments. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(M) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, consumables and maintenance and drilling tools used for ongoing operations, are valued at weighted average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method in a manner which approximates specific identification.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(N) TRADE AND OTHER RECEIVABLES

Trade and other receivables are initially recognised at fair value, which in practice is the equivalent of cost, less any impairment losses.

Long-term receivables are discounted and are stated at amortised cost, less impairment losses.

Trade and other receivables are assessed for indicators of impairment at each balance sheet date. Where a receivable is impaired the amount of the impairment is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced through the use of an allowance account. Changes in the allowance account are recognised in profit or loss.

(O) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and short-term deposits that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and generally have an original maturity of three months or less.

(P) IMPAIRMENT

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

Oil and gas assets, land, buildings, plant and equipment are assessed for impairment on a cash-generating unit ("CGU") basis. A cash-generating unit is the smallest grouping of assets that generates independent cash inflows, and generally represents an individual oil or gas field. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Exploration and evaluation assets are assessed for impairment in accordance with note 1(H).

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Where a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, an asset's estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

Reversals of impairment

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired asset. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion, if no impairment loss had been recognised.

Impairment losses recognised on equity instruments classified as available-for-sale financial assets are not reversed.

(Q) PROVISIONS

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation using a discounted cash flow methodology. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

(R) EMPLOYEE BENEFITS

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within twelve months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-vesting sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long-term service benefits

A liability for long service leave is recognised and measured as the present value of the estimated future cash outflows to be made in respect of employees' services up to the balance sheet date. The obligation is calculated using expected future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments are discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the Group's obligations.

Defined contribution plans

The Company and its controlled entities contribute to several defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan

The Group's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains or losses that arise in calculating the Group's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions

The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the options were granted. The amount recognised as an expense is only adjusted when the options do not vest due to non-market related conditions.

The fair value of Share Acquisition Rights ("SARs") issued to eligible executives under the Executive Long-term Incentive Programme is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the SARs. The fair value of the SARs granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the SARs were granted. The amount recognised as an expense is only adjusted when the SARs do not vest due to non-market-related conditions.

The fair value of shares issued to eligible employees under the Santos Employee Share Acquisition Plan, to eligible executives and employees under the Santos Employee Share Purchase Plan, and new shares issued to Non-executive Directors under the Non-executive Director Share Plan, is recognised as an increase in issued capital on grant date.

Shares issued under the Santos Employee Share Acquisition Plan to employees of subsidiaries are recognised in the Company's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. As a result, the expense recognised by the Company in relation to equity-settled awards only represents the expense associated with grants to employees of the Company. The expense recognised by the Group is the total expense.

(S) INTEREST-BEARING BORROWINGS

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed rate notes that are hedged by an interest rate swap are recognised at fair value (refer note 1(F)).

(T) BORROWING COSTS

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate (refer note 21). Borrowing costs incurred after commencement of commercial operations are expensed.

All other borrowing costs are recognised in the profit or loss in the period in which they are incurred.

(U) DEFERRED INCOME

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

Deferred income is also recognised on asset sale agreements where consideration is received prior to all conditions precedent being fulfilled.

(V) TRADE AND OTHER PAYABLES

Trade and other payables are recognised when the related goods or services are received, at the amount of cash or cash equivalent that will be required to discharge the obligation, gross of any settlement discount offered. Trade payables are non-interest-bearing and are settled on normal terms and conditions.

(W) SHARE CAPITAL

Ordinary share capital

Ordinary share capital is classified as equity.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or it is redeemable only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Dividends

Dividends are recognised as a liability at the time the Directors resolve to pay or declare the dividend.

Transaction costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(X) REVENUE

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and services tax, to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue

Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or on the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Dividends

Dividend revenue from controlled entities is recognised as the dividends are declared, and from other parties as the dividends are received.

Overriding royalties

Royalties recognised on farmed-out operating lease rights are recognised as revenue as they accrue in accordance with the terms of the overriding royalty agreements.

Pipeline tariffs and processing tolls

Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Group are recognised as revenue as they accrue in accordance with the terms of the tariff and tolling agreements.

Trading revenue

Trading revenue represents the net revenue derived from the purchase and subsequent sale of hydrocarbon products from third parties where the risks and benefits of ownership of the product do not pass to the Group, or where the Group acts as an agent or broker with compensation on a commission or fee basis.

(Y) OTHER INCOME

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of goods and services tax, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Interest income is recognised in the income statement as it accrues, using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(Z) LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Assets under finance lease are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

(AA) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(AB) TAXATION

Royalty related taxation

Petroleum resource rent tax, resource rent royalty and additional profits tax are recognised as an income tax under AASB 112 *Income Taxes*.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the amount of income tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet approach, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the appropriate tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Santos Ltd is the head entity in the tax-consolidated group. Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are allocated among the members of the tax-consolidated group using a "stand-alone taxpayer" approach in accordance with Interpretation 1052 *Tax Consolidation Accounting* and are recognised in the separate financial statements of each entity. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

The Company and the other entities in the tax-consolidated group have entered into a tax funding agreement. Tax contribution amounts payable under the tax funding agreement are recognised as payable to or receivable by the Company and each other member of the tax-consolidated group. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period under the tax funding agreement is different from the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period assumed by the Company, the difference is recognised as a contribution from (or distribution to) equity participants.

The Company and the other entities in the tax-consolidated group have also entered into a tax sharing agreement pursuant to which the other entities may be required to contribute to the tax liabilities of the Company in the event of default by the Company or upon leaving the tax-consolidated group.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(AC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the Group that has been disposed of, or is classified as held for sale, and that represents a separate major line of business or geographical area of operations, and is part of a single coordinated plan to dispose of such a line of business or area of operations. The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the balance sheet.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group) but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(AD) SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The carrying amounts of certain assets and liabilities are often determined based on management's judgement regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:

Estimates of reserve quantities

The estimated quantities of Proven plus Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes.
The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

Exploration and evaluation

The Group's policy for exploration and evaluation expenditure is discussed in note 1(H). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

The carrying amount of exploration and evaluation assets is disclosed in note 13.

Provision for restoration

The Group estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances the removal of these assets will occur many years in the future. The estimate of future removal costs therefore requires management to make judgements regarding the removal date, future environmental legislation, the extent of restoration activities required and future removal technologies.

The carrying amount of the provision for restoration is disclosed in note 22.

Impairment of oil and gas assets

The Group assesses whether oil and gas assets are impaired on a semi-annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the assets belong. The carrying amount of oil and gas assets and the assumptions used in the estimation of recoverable amount are discussed in notes 14 and 16 respectively.

2. SEGMENT INFORMATION

The Group operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

GEOGRAPHIC SEGMENTS

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyz Republic and Egypt.

	Continuing operations						Discontinued operations		Total operations	
	Australia		International		Total					
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
	$million	$million	**$million**	$million	**$million**	$million	**$million**	$million	**$million**	$million
Primary reporting										
Geographic segments										
Revenue										
Revenue from Australian customers	**947.8**	895.5	**-**	-	**947.8**	895.5	**-**	-	**947.8**	895.5
Revenue from international customers	**1,615.6**	1,460.9	**241.6**	131.5	**1,857.2**	1,592.4	**-**	30.1	**1,857.2**	1,622.5
Total revenue	**2,563.4**	2,356.4	**241.6**	131.5	**2,805.0**	2,487.9	**-**	30.1	**2,805.0**	2,518.0
Results										
Segment results	**2,785.7**	1,027.5	**(58.0)**	(45.3)	**2,727.7**	982.2	**-**	(65.8)	**2,727.7**	916.4
Unallocated corporate expenses					**(104.1)**	(59.5)	**-**	-	**(104.1)**	(59.5)
Earnings before interest and tax ("EBIT")					**2,623.6**	922.7	**-**	(65.8)	**2,623.6**	856.9
Unallocated net financing (costs)/income					**(90.4)**	(139.1)	**-**	0.8	**(90.4)**	(138.3)
Profit/(loss) before tax					**2,533.2**	783.6	**-**	(65.0)	**2,533.2**	718.6
Income tax expense					**(768.4)**	(195.1)	**-**	(0.6)	**(768.4)**	(195.7)
Royalty related taxation expense					**(114.7)**	(163.6)	**-**	-	**(114.7)**	(163.6)
Total taxation expense					**(883.1)**	(358.7)	**-**	(0.6)	**(883.1)**	(359.3)
Net profit/(loss) for the period					**1,650.1**	424.9	**-**	(65.6)	**1,650.1**	359.3

2. SEGMENT INFORMATION (CONTINUED)	Continuing operations						Discontinued operations		Total operations	
	Australia		International		Total					
	2008 $million	2007 $million	**2008 $million**	2007 $million	**2008 $million**	2007 $million	**2008 $million**	2007 $million	**2008 $million**	2007 $million
Primary reporting (continued)										
Geographic segments (continued)										
Non-cash expenses										
Depreciation and depletion	**593.0**	707.2	**48.1**	27.0	**641.1**	734.2	**–**	–	**641.1**	734.2
Unallocated corporate depreciation and depletion					**22.8**	25.1	**–**	–	**22.8**	25.1
Total depreciation and depletion					**663.9**	759.3	**–**	–	**663.9**	759.3
Exploration and evaluation expensed	**114.4**	131.7	**64.6**	94.4	**179.0**	226.1	**–**	8.7	**179.0**	234.8
Net impairment loss on oil and gas assets	**66.7**	–	**149.5**	–	**216.2**	–	**–**	–	**216.2**	–
Net impairment loss on receivables	**0.4**	–	**–**	–	**0.4**	–	**–**	–	**0.4**	–
Total non-cash expenses					**1,059.5**	985.4	**–**	8.7	**1,059.5**	994.1
Acquisitions and additions of non-current assets										
Controlled entities	**–**	12.4	**13.6**	77.0	**13.6**	89.4	**–**	–	**13.6**	89.4
Oil and gas assets, property, plant and equipment	**1,429.2**	1,095.4	**406.7**	193.6	**1,835.9**	1,289.0	**–**	–	**1,835.9**	1,289.0
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**47.9**	42.4	**–**	–	**47.9**	42.4
Total acquisitions and additions of non-current assets					**1,897.4**	1,420.8	**–**	–	**1,897.4**	1,420.8
Assets										
Segment assets	**6,605.8**	6,036.7	**802.2**	634.5	**7,408.0**	6,671.2	**–**	–	**7,408.0**	6,671.2
Unallocated corporate assets					**2,393.9**	649.0	**–**	–	**2,393.9**	649.0
Consolidated total assets					**9,801.9**	7,320.2	**–**	–	**9,801.9**	7,320.2
Liabilities										
Segment liabilities	**2,421.8**	1,936.3	**126.0**	149.8	**2,547.8**	2,086.1	**–**	–	**2,547.8**	2,086.1
Unallocated corporate liabilities					**2,775.8**	2,141.0	**–**	–	**2,775.8**	2,141.0
Consolidated total liabilities					**5,323.6**	4,227.1	**–**	–	**5,323.6**	4,227.1

Secondary reporting

Business segments

As described above, the Group operates predominantly in one business. Accordingly there are no additional business segment disclosures to be made.

3. REVENUE AND OTHER INCOME	Consolidated 2008 Continuing $million	Consolidated 2008 Discontinued $million	Consolidated 2008 Total $million	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Product sales:								
Gas, ethane and liquefied gas	**1,051.6**	**–**	**1,051.6**	920.8	23.3	944.1	**301.3**	311.6
Crude oil	**1,150.6**	**–**	**1,150.6**	1,034.4	2.4	1,036.8	**407.2**	497.2
Condensate and naphtha	**321.2**	**–**	**321.2**	325.7	4.4	330.1	**80.5**	94.1
Liquefied petroleum gas	**238.4**	**–**	**238.4**	177.5	–	177.5	**83.5**	71.4
	2,761.8	**–**	**2,761.8**	2,458.4	30.1	2,488.5	**872.5**	974.3
Other revenue:								
Overriding royalties	**16.1**	**–**	**16.1**	13.3	–	13.3	**23.9**	20.2
Pipeline tariffs and tolls	**9.3**	**–**	**9.3**	4.4	–	4.4	**3.5**	–
Trading revenue	**12.5**	**–**	**12.5**	6.6	–	6.6	**8.4**	6.1
Dividends from controlled entities	**–**	**–**	**–**	–	–	–	**27.0**	874.0
Other	**5.3**	**–**	**5.3**	5.2	–	5.2	**1.5**	1.0
	43.2	**–**	**43.2**	29.5	–	29.5	**64.3**	901.3
Total revenue	**2,805.0**	**–**	**2,805.0**	2,487.9	30.1	2,518.0	**936.8**	1,875.6
Other income:								
Insurance recoveries	**35.8**	**–**	**35.8**	2.4	–	2.4	**–**	–
Net gain on redetermination of unitised field	**–**	**–**	**–**	46.8	–	46.8	**–**	–
Net gain on sale of available-for-sale financial assets	**0.3**	**–**	**0.3**	33.4	–	33.4	**0.3**	13.9
Net loss on sale of discontinued operations*	**–**	**–**	**–**	–	(67.7)	(67.7)	**–**	–
Net gain on sale of non-current assets	**1,698.5**	**–**	**1,698.5**	(0.9)	(1.9)	(2.8)	**0.8**	1.7
	1,734.6	**–**	**1,734.6**	81.7	(69.6)	12.1	**1.1**	15.6

* *Includes impairment loss on measurement to fair value less costs to sell of $97.6 million, net of $27.2 million gain recycled into profit and loss on the reversal of associated amounts previously deferred in the foreign currency translation reserve.*

4. EXPENSES	Consolidated 2008 Continuing $million	Consolidated 2008 Discontinued $million	Consolidated 2008 Total $million	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Cost of sales:								
Cash cost of production								
Production costs:								
Production expenses	**464.8**	**–**	**464.8**	377.9	3.0	380.9	**155.3**	115.3
Production facilities operating leases	**78.6**	**–**	**78.6**	67.9	–	67.9	**29.4**	27.7
	543.4	**–**	**543.4**	445.8	3.0	448.8	**184.7**	143.0
Other operating costs:								
Pipeline tariffs, tolls and other	**84.1**	**–**	**84.1**	68.9	–	68.9	**20.8**	23.1
Royalty and excise	**100.5**	**–**	**100.5**	71.3	2.8	74.1	**43.4**	30.8
	184.6	**–**	**184.6**	140.2	2.8	143.0	**64.2**	53.9
Total cash cost of production	**728.0**	**–**	**728.0**	586.0	5.8	591.8	**248.9**	196.9
Depreciation and depletion	**661.5**	**–**	**661.5**	756.8	–	756.8	**272.9**	418.2
Third party gas purchases	**62.0**	**–**	**62.0**	20.1	–	20.1	**7.4**	3.7
Increase in product stock	**(28.9)**	**–**	**(28.9)**	(33.8)	–	(33.8)	**(8.5)**	(15.7)
Total cost of sales	**1,422.6**	**–**	**1,422.6**	1,329.1	5.8	1,334.9	**520.7**	603.1

4. EXPENSES (CONTINUED)	Consolidated 2008 Continuing $million	Consolidated 2008 Discontinued $million	Consolidated 2008 Total $million	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Other expenses:								
Selling	**17.6**	**–**	**17.6**	12.5	–	12.5	**10.5**	7.5
Corporate	**97.0**	**–**	**97.0**	62.8	11.8	74.6	**87.3**	64.3
Depreciation	**2.4**	**–**	**2.4**	2.5	–	2.5	**0.4**	1.1
	117.0	**–**	**117.0**	77.8	11.8	89.6	**98.2**	72.9
Foreign exchange (gains)/losses	**(24.4)**	**–**	**(24.4)**	(0.4)	–	(0.4)	**(7.1)**	0.7
Change in fair value of financial assets designated as at fair value through profit or loss	**12.5**	**–**	**12.5**	11.9	–	11.9	**–**	1.3
Fair value hedges, (gains)/losses:								
On the hedging instrument	**(236.2)**	**–**	**(236.2)**	(56.7)	–	(56.7)	**–**	–
On the hedged item attributable to the hedged risk	**228.9**	**–**	**228.9**	59.1	–	59.1	**–**	–
Exploration and evaluation expensed	**179.0**	**–**	**179.0**	226.1	8.7	234.8	**22.2**	54.2
Net impairment loss on oil and gas assets	**216.2**	**–**	**216.2**	–	–	–	**71.2**	56.6
Net impairment loss on receivables	**0.4**	**–**	**0.4**	–	–	–	**0.3**	–
Impairment (reversal)/loss on receivables due from controlled entities	**–**	**–**	**–**	–	–	–	**(23.8)**	25.3
Net impairment loss/(reversal) on investments in controlled entities	**–**	**–**	**–**	–	–	–	**49.6**	(380.7)
	493.4	**–**	**493.4**	317.8	20.5	338.3	**210.6**	(169.7)
Profit before tax includes the following:								
Depreciation and depletion:								
Depletion of subsurface assets	**401.7**	**–**	**401.7**	431.3	–	431.3	**181.2**	265.7
Depreciation of plant and equipment	**256.6**	**–**	**256.6**	323.6	–	323.6	**89.7**	151.3
Depreciation of buildings	**5.6**	**–**	**5.6**	4.4	–	4.4	**2.4**	2.3
Total depreciation and depletion	**663.9**	**–**	**663.9**	759.3	–	759.3	**273.3**	419.3
Employee benefits expense	**216.7**	**–**	**216.7**	173.8	6.5	180.3	**210.4**	176.8
Net write-down of inventories	**0.6**	**–**	**0.6**	0.2	–	0.2	**0.2**	0.3
Operating lease rentals:								
Minimum lease payments	**88.4**	**–**	**88.4**	59.1	0.2	59.3	**39.0**	41.1
Contingent rentals	**0.4**	**–**	**0.4**	0.5	–	0.5	**0.2**	0.1

5. EARNINGS	Consolidated 2008 Continuing $million	Discontinued $million	Total $million	Consolidated 2007 Continuing $million	Discontinued $million	Total $million	Santos Ltd 2008 $million	2007 $million
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:								
Profit/(loss) before tax	**2,533.2**	**–**	**2,533.2**	783.6	(65.0)	718.6	**103.2**	1,352.2
Add back:								
Net financing costs/(income)	**90.4**	**–**	**90.4**	139.1	(0.8)	138.3	**103.4**	105.6
Earnings before interest and tax ("EBIT")	**2,623.6**	**–**	**2,623.6**	922.7	(65.8)	856.9	**206.6**	1,457.8
Add back:								
Depreciation and depletion	**663.9**	**–**	**663.9**	759.3	–	759.3	**273.3**	419.3
Exploration and evaluation expensed	**179.0**	**–**	**179.0**	226.1	8.7	234.8	**22.2**	54.2
Net impairment loss on oil and gas assets	**216.2**	**–**	**216.2**	–	–	–	**71.2**	56.6
Net impairment loss on receivables	**0.4**	**–**	**0.4**	–	–	–	**0.3**	–
Impairment (reversal)/loss on receivables due from entities	**–**	**–**	**–**	–	–	–	**(23.8)**	25.3
Net impairment loss/(reversal) on investments in controlled entities	**–**	**–**	**–**	–	–	–	**49.6**	(380.7)
EBITDAX	**3,683.1**	**–**	**3,683.1**	1,908.1	(57.1)	1,851.0	**599.4**	1,632.5
Amounts that are unusual because of their nature, size, or incidence:								
Net gain on sale of non-current assets includes the gain on sale of 40% interest in Fairview and Roma assets to PETRONAS	**1,697.4**	**–**	**1,697.4**	–	–	–	**–**	–
Remediation and related costs of the Moonie to Brisbane pipeline incidents	**(31.5)**	**–**	**(31.5)**	(38.0)	–	(38.0)	**–**	–

6. NET FINANCING COSTS	Consolidated 2008 Continuing $million	Discontinued $million	Total $million	Consolidated 2007 Continuing $million	Discontinued $million	Total $million	Santos Ltd 2008 $million	2007 $million
Interest income:								
Controlled entities	**–**	**–**	**–**	–	–	–	**(129.2)**	(186.2)
Other entities	**(63.3)**	**–**	**(63.3)**	(13.6)	(0.8)	(14.4)	**(53.8)**	(2.6)
Financial income	**(63.3)**	**–**	**(63.3)**	(13.6)	(0.8)	(14.4)	**(183.0)**	(188.8)
Interest expense:								
Controlled entities	**–**	**–**	**–**	–	–	–	**276.1**	279.7
Other entities	**131.5**	**–**	**131.5**	129.5	–	129.5	**1.2**	0.6
Less borrowing costs capitalised	**(9.5)**	**–**	**(9.5)**	(6.3)	–	(6.3)	**–**	–
	122.0	**–**	**122.0**	123.2	–	123.2	**277.3**	280.3
Unwind of the effect of discounting on provisions	**31.3**	**–**	**31.3**	23.9	–	23.9	**8.7**	8.5
Interest component of finance leases	**0.4**	**–**	**0.4**	–	–	–	**0.4**	–
Other	**–**	**–**	**–**	5.6	–	5.6	**–**	5.6
Financial expenses	**153.7**	**–**	**153.7**	152.7	–	152.7	**286.4**	294.4
Net financing costs/(income)	**90.4**	**–**	**90.4**	139.1	(0.8)	138.3	**103.4**	105.6

7. TAXATION EXPENSE	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Recognised in the income statement:				
Income tax expense				
Current tax expense				
Current year	**726.7**	236.2	**(8.0)**	48.5
Adjustments for prior years	**(8.5)**	(23.2)	**13.6**	10.7
	718.2	213.0	**5.6**	59.2
Deferred tax expense				
Origination and reversal of temporary differences	**89.6**	12.1	**42.4**	1.5
Benefit of tax losses recognised	**(27.9)**	(19.2)	**(27.9)**	–
Adjustments for prior years	**(11.5)**	(10.2)	**31.3**	(10.6)
	50.2	(17.3)	**45.8**	(9.1)
Total income tax expense	**768.4**	195.7	**51.4**	50.1
Royalty related taxation expense				
Current tax expense				
Current year	**79.3**	94.8	**27.8**	28.1
Adjustments for prior years	**6.7**	(12.5)	**2.0**	–
	86.0	82.3	**29.8**	28.1
Deferred tax expense				
Origination and reversal of temporary differences	**28.7**	81.3	**1.9**	3.8
Total royalty related taxation expense	**114.7**	163.6	**31.7**	31.9
Numerical reconciliation between tax expense and pre-tax net profit:				
Profit before tax	**2,533.2**	718.6	**103.2**	1,352.2
Prima facie income tax at 30% (2007: 30%)	**760.0**	215.6	**31.0**	405.7
Increase in income tax expense due to:				
Non-deductible depreciation and depletion	**2.9**	3.5	**1.7**	25.5
Net impairment loss/(reversal) of investments in controlled entities	**–**	–	**14.8**	(114.2)
Net impairment loss/(reversal) of receivables from controlled entities	**–**	–	**(7.1)**	7.6
Benefit arising from previously unrecognised tax losses or temporary differences that is used to reduce current tax expense	**(2.1)**	(10.1)	**–**	(6.6)
Foreign losses not recognised	**26.4**	38.5	**–**	–
Dividends from controlled entities	**–**	–	**(10.2)**	(262.2)
Tax losses recognised	**(27.9)**	(19.2)	**(27.9)**	–
Under/(over) provided in prior years	**19.1**	(33.4)	**44.9**	0.1
Other	**(10.0)**	0.8	**4.2**	(5.8)
Income tax expense	**768.4**	195.7	**51.4**	50.1
Royalty related taxation expense	**114.7**	163.6	**31.7**	31.9
Total taxation expense	**883.1**	359.3	**83.1**	82.0
Total taxation expense is attributable to:				
Continuing operations	**883.1**	358.7	**83.1**	82.0
Discontinued operations	**–**	0.6	**–**	–
	883.1	359.3	**83.1**	82.0
Deferred tax (credited)/charged directly to equity:				
(Loss)/gain on foreign currency loans designated as hedges of net investments in foreign operations	**(82.0)**	26.8	**–**	–
Change in fair value of available-for-sale financial assets	**(4.0)**	(3.3)	**(4.0)**	1.5
Off-market share buy-back transaction costs	**(0.6)**	(0.6)	**(0.6)**	(0.6)
Actuarial (loss)/gain on defined benefit plan	**(11.0)**	1.9	**(11.0)**	1.9
	(97.6)	24.8	**(15.6)**	2.8

8. DISCONTINUED OPERATIONS

During 2007, the Group disposed of its exploration and production activities in the United States for US$70.0 million (A$85.6 million). The results of the discontinued operations for 2007 are disclosed in the income statement, with further details provided in notes 3, 4 and 6.

9. CASH AND CASH EQUIVALENTS	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Cash at bank and in hand	**273.2**	128.6	**154.5**	49.3
Short-term deposits	**1,279.7**	71.9	**1,248.4**	7.5
Cash and cash equivalents in the cash flow statements	**1,552.9**	200.5	**1,402.9**	56.8

The carrying amounts of cash and cash equivalents represent fair value. Bank balances and short-term deposits earn interest at floating rates based upon market rates.

Short-term deposits generally have an original maturity of three months or less. The Group currently has a significant amount of funds invested in numerous short-term deposits that are held with a range of different counterparties, and that have varying maturity dates of between three to six months based on when the cash is likely to be required and to take advantage of a range of investment yields. These funds are managed as part of the Group's total cash management procedures and are readily convertible to cash if required.

Restricted cash balances

Barracuda Ltd, a wholly-owned subsidiary incorporated in Papua New Guinea, has cash and cash equivalents at 31 December 2008 of US$10.2 million (2007: US$14.5 million) which can only be repatriated to Australia with the permission of the Internal Revenue Commission of Papua New Guinea in accordance with the financing plan submitted in respect of PDL 3.

Santos (BBF) Pty Ltd, a wholly-owned Australian subsidiary, has cash and cash equivalents at 31 December 2008 of US$20.4 million (2007: US$23.7 million) that are held to cover obligations under a reserve-based facility.

10. TRADE AND OTHER RECEIVABLES	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Current receivables				
Trade receivables	**327.6**	429.0	**121.3**	145.2
Allowance for impairment loss	**(0.4)**	–	**(0.3)**	–
	327.2	429.0	**121.0**	145.2
Tax related balances owing by controlled entities	**-**	–	**532.8**	20.0
Non-trade receivables and prepayments	**254.4**	178.4	**40.1**	43.3
	581.6	607.4	**693.9**	208.5
The ageing of trade receivables at the reporting date is as follows:				
Past due not impaired:				
Less than one month	**310.0**	394.0	**121.0**	143.7
One to three months	**11.2**	20.1	**-**	0.7
Three to six months	**2.4**	13.3	**-**	–
Six to twelve months	**2.9**	–	**-**	0.1
Greater than twelve months	**0.7**	1.6	**-**	0.7
Considered impaired:				
Greater than twelve months	**0.4**	–	**0.3**	–
	327.6	429.0	**121.3**	145.2

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables that are neither past due nor impaired relate to a number of independent customers for whom there is no recent history of default.

Impaired receivables

An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $0.4 million was recognised by the Group during the year ($0.3 million by the Company), in relation to a disputed invoice ($0.3 million) and balances owed from companies that have gone into receivership ($0.1 million).

10. TRADE AND OTHER RECEIVABLES (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Non-current receivables				
Receivables due from controlled entities:				
Non-interest-bearing	–	–	**108.0**	29.1
Interest-bearing	–	–	**1,192.9**	1,275.7
Receivables due from other related entities	**6.0**	–	–	–
	6.0	–	**1,300.9**	1,304.8

Receivables due from controlled entities are shown net of impairment losses of $7.8 million (2007: $31.6 million).

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

Receivables due from other related entities are for loans made in the ordinary course of business for a term of five years, and interest is calculated on normal market terms and conditions.

11. INVENTORIES

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Petroleum products	**163.4**	165.4	**82.0**	86.7
Drilling and maintenance stocks	**126.3**	76.1	**54.0**	29.2
Total inventories at the lower of cost and net realisable value	**289.7**	241.5	**136.0**	115.9
Drilling and maintenance stocks included above that are stated at net realisable value	**106.2**	59.7	**53.3**	28.6

12. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Current derivative financial instruments				
Cross-currency swap contracts	**59.2**	–	–	–
Fair value of embedded derivatives	–	6.9	–	–
	59.2	6.9	–	–
Non-current derivative financial instruments				
Cross-currency swap contracts	**32.8**	–	–	–
Interest rate swap contracts	**303.5**	77.2	–	–
	336.3	77.2	–	–

13. EXPLORATION AND EVALUATION ASSETS	Consolidated Subsurface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Subsurface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
Balance at 31 December 2008	**427.4**	**0.1**	**427.5**	**42.6**	**0.1**	**42.7**
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5
Reconciliation of movements						
Balance at 1 January 2008	**332.3**	**0.1**	**332.4**	**15.4**	**0.1**	**15.5**
Acquisition of controlled entities	**15.0**	**-**	**15.0**	**-**	**-**	**-**
Acquisition of exploration and evaluation assets	**27.8**	**-**	**27.8**	**-**	**-**	**-**
Additions	**357.1**	**-**	**357.1**	**81.4**	**-**	**81.4**
Exploration and evaluation expensed	**(179.0)**	**-**	**(179.0)**	**(22.2)**	**-**	**(22.2)**
Disposals	**(0.1)**	**-**	**(0.1)**	**-**	**-**	**-**
Net impairment losses	**(1.1)**	**-**	**(1.1)**	**-**	**-**	**-**
Transfer to oil and gas assets	**(182.9)**	**-**	**(182.9)**	**(32.0)**	**-**	**(32.0)**
Exchange differences	**58.3**	**-**	**58.3**	**-**	**-**	**-**
Balance at 31 December 2008	**427.4**	**0.1**	**427.5**	**42.6**	**0.1**	**42.7**
Balance at 1 January 2007	359.7	0.6	360.3	20.6	0.1	20.7
Acquisition of controlled entities	56.3	–	56.3	–	–	–
Acquisition of exploration and evaluation assets	11.5	–	11.5	–	–	–
Additions	311.9	–	311.9	95.2	–	95.2
Exploration and evaluation expensed	(226.1)	–	(226.1)	(54.2)	–	(54.2)
Disposals	(1.0)	(0.5)	(1.5)	–	–	–
Transfer to oil and gas assets	(163.3)	–	(163.3)	(46.2)	–	(46.2)
Exchange differences	(16.7)	–	(16.7)	–	–	–
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5

14. OIL AND GAS ASSETS	Consolidated Subsurface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Subsurface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
2008						
Cost at 31 December 2008	7,811.1	6,070.8	13,881.9	2,809.0	2,377.4	5,186.4
Less accumulated depreciation, depletion and impairment	(4,555.8)	(3,071.3)	(7,627.1)	(1,947.7)	(1,461.0)	(3,408.7)
Balance at 31 December 2008	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7
Reconciliation of movements						
Assets in development						
Balance at 1 January 2008	220.4	0.4	220.8	–	–	–
Additions	133.8	123.5	257.3	–	–	–
Transfer from exploration and evaluation assets	135.8	–	135.8	–	–	–
Exchange differences	38.5	(0.8)	37.7	–	–	–
Balance at 31 December 2008	528.5	123.1	651.6	–	–	–
Producing assets						
Balance at 1 January 2008	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Acquisition of oil and gas assets	–	–	–	0.7	–	0.7
Additions	593.2	600.5	1,193.7	301.1	117.3	418.4
Transfer from exploration and evaluation assets	47.1	–	47.1	32.0	–	32.0
Disposals	(350.7)	(0.7)	(351.4)	–	0.4	0.4
Depreciation and depletion expense	(401.6)	(239.5)	(641.1)	(181.2)	(71.5)	(252.7)
Net impairment losses	(138.0)	(77.1)	(215.1)	(41.1)	(30.1)	(71.2)
Exchange differences	70.2	136.2	206.4	–	–	–
Balance at 31 December 2008	2,726.8	2,876.4	5,603.2	861.3	916.4	1,777.7
Total oil and gas assets	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7
Comprising:						
Exploration and evaluation expenditure pending commercialisation	222.9	0.7	223.6	–	–	–
Other capitalised expenditure	3,032.4	2,998.8	6,031.2	861.3	916.4	1,777.7
	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7

14. OIL AND GAS ASSETS (CONTINUED)	Consolidated Subsurface assets $million	 Plant and equipment $million	 Total $million	Santos Ltd Subsurface assets $million	 Plant and equipment $million	 Total $million
2007						
Cost at 31 December 2007	7,143.2	5,212.1	12,355.3	2,475.2	2,259.7	4,734.9
Less accumulated depreciation, depletion and impairment	(4,016.2)	(2,754.7)	(6,770.9)	(1,725.4)	(1,359.4)	(3,084.8)
Balance at 31 December 2007	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Reconciliation of movements						
Assets in development						
Balance at 1 January 2007	204.6	2.9	207.5	–	–	–
Additions	52.1	14.6	66.7	–	–	–
Transfer from exploration and evaluation assets	109.6	–	109.6	–	–	–
Transfer to producing assets	(133.0)	(14.1)	(147.1)	–	–	–
Exchange differences	(12.9)	(3.0)	(15.9)	–	–	–
Balance at 31 December 2007	220.4	0.4	220.8	–	–	–
Producing assets						
Balance at 1 January 2007	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Acquisition of controlled entities	50.5	–	50.5	–	–	–
Acquisition of oil and gas assets	20.9	–	20.9	–	–	–
Additions	447.8	413.2	861.0	160.4	176.4	336.8
Transfer from assets in development	133.0	14.1	147.1	–	–	–
Transfer from exploration and evaluation assets	53.7	–	53.7	46.2	–	46.2
Depreciation and depletion expense	(431.3)	(303.2)	(734.5)	(265.7)	(130.1)	(395.8)
Net impairment losses	–	–	–	(47.4)	(9.2)	(56.6)
Exchange differences	(19.9)	(40.4)	(60.3)	–	–	-
Balance at 31 December 2007	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Total oil and gas assets	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Comprising:						
Exploration and evaluation expenditure pending commercialisation	197.3	0.4	197.7	–	–	–
Other capitalised expenditure	2,929.7	2,457.0	5,386.7	749.8	900.3	1,650.1
	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1

15. OTHER LAND, BUILDINGS, PLANT AND EQUIPMENT	Consolidated Land and buildings $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Land and buildings $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
Cost at 31 December 2008	**35.6**	**275.5**	**311.1**	**5.1**	**247.6**	**252.7**
Less accumulated depreciation	**(3.2)**	**(148.0)**	**(151.2)**	**(0.6)**	**(142.4)**	**(143.0)**
Balance at 31 December 2008	**32.4**	**127.5**	**159.9**	**4.5**	**105.2**	**109.7**
Cost at 31 December 2007	27.1	236.1	263.2	4.8	224.9	229.7
Less accumulated depreciation	(2.5)	(125.9)	(128.4)	(0.6)	(121.7)	(122.3)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4
Reconciliation of movements						
Balance at 1 January 2008	**24.6**	**110.2**	**134.8**	**4.2**	**103.2**	**107.4**
Additions	**8.5**	**39.4**	**47.9**	**0.3**	**22.6**	**22.9**
Depreciation	**(0.7)**	**(22.1)**	**(22.8)**	**-**	**(20.6)**	**(20.6)**
Balance at 31 December 2008	**32.4**	**127.5**	**159.9**	**4.5**	**105.2**	**109.7**
Balance at 1 January 2007	20.0	97.2	117.2	4.3	89.9	94.2
Additions	5.1	37.3	42.4	–	36.7	36.7
Depreciation	(0.5)	(24.3)	(24.8)	(0.1)	(23.4)	(23.5)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4

16. IMPAIRMENT OF CASH-GENERATING UNITS

At 31 December 2008 the Group reassessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. As a result of the significant decrease in the oil price, decreases in reserves and increases in the discount rates applied, the recoverable amounts of some cash-generating units were formally reassessed resulting in an impairment loss of $216.2 million.

Estimates of recoverable amounts are based on the asset's value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates between 8.8% and 15.8% (2007: 8.0% and 10.6%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent of other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

		Consolidated			Santos Ltd		
CGU	**Description**	**Subsurface assets $million**	**Plant and equipment $million**	**Total $million**	**Subsurface assets $million**	**Plant and equipment $million**	**Total $million**
2008							
Sampang	Oil field	**97.5**	**30.9**	**128.4**	**–**	**–**	**–**
Sangu	Gas field	**20.0**	**–**	**20.0**	**–**	**–**	**–**
Other – impairment losses		**1.1**	**–**	**1.1**	**–**	**–**	**–**
International		**118.6**	**30.9**	**149.5**	**–**	**–**	**–**
Cooper Basin	Oil and gas field	**–**	**44.6**	**44.6**	**–**	**24.4**	**24.4**
Patricia Baleen	Gas field	**20.5**	**1.6**	**22.1**	**9.7**	**0.7**	**10.4**
Mutineer-Exeter	Oil field	**–**	**–**	**–**	**31.4**	**5.0**	**36.4**
Australia		**20.5**	**46.2**	**66.7**	**41.1**	**30.1**	**71.2**
Total impairment loss		**139.1**	**77.1**	**216.2**	**41.1**	**30.1**	**71.2**
2007							
Mutineer-Exeter	Oil field	–	–	–	39.3	8.6	47.9
Other – impairment losses		–	–	–	8.1	0.6	8.7
Australia		–	–	–	47.4	9.2	56.6
Total impairment loss		–	–	–	47.4	9.2	56.6

17. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Consolidated		Santos Ltd	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Equity securities available for sale	**2.1**	15.6	**2.1**	15.6

Investments in equity securities available for sale consist of investments in ordinary shares listed on the Australian Securities Exchange, and have no fixed maturity date or coupon rate.

18. OTHER FINANCIAL ASSETS

Investments in controlled entities	**–**	–	**3,421.9**	3,472.5
Other	**20.9**	32.7	**18.9**	16.1
	20.9	32.7	**3,440.8**	3,488.6

19. DEFERRED TAX ASSETS AND LIABILITIES	Assets 2008 $million	Assets 2007 $million	Liabilities 2008 $million	Liabilities 2007 $million	Net 2008 $million	Net 2007 $million
Recognised deferred tax assets and liabilities						
Deferred tax assets and liabilities are attributable to the following:						
Consolidated						
Exploration and evaluation assets	**-**	-	**(73.5)**	(18.5)	**(73.5)**	(18.5)
Oil and gas assets	**-**	-	**(289.2)**	(351.5)	**(289.2)**	(351.5)
Other land, buildings, plant and equipment	**46.4**	63.5	**-**	-	**46.4**	63.5
Other investments	**0.8**	-	**-**	(3.3)	**0.8**	(3.3)
Trade receivables	**-**	-	**(3.6)**	(5.7)	**(3.6)**	(5.7)
Other receivables	**-**	-	**(4.4)**	(0.1)	**(4.4)**	(0.1)
Inventories	**-**	-	**(26.7)**	(20.1)	**(26.7)**	(20.1)
Prepayments	**-**	-	**(1.9)**	(2.2)	**(1.9)**	(2.2)
Derivative financial instruments	**-**	-	**(117.0)**	(19.1)	**(117.0)**	(19.1)
Other assets	**-**	-	**(9.6)**	-	**(9.6)**	-
Equity-raising costs	**0.8**	0.6	**-**	-	**0.8**	0.6
Trade payables	**-**	6.5	**-**	-	**-**	6.5
Interest-bearing loans and borrowings	**85.8**	-	**-**	(87.1)	**85.8**	(87.1)
Employee benefits	**21.3**	19.3	**-**	-	**21.3**	19.3
Defined benefit obligation	**13.3**	3.4	**-**	-	**13.3**	3.4
Other liabilities	**-**	-	**(3.4)**	-	**(3.4)**	-
Provisions	**31.9**	11.1	**-**	-	**31.9**	11.1
Royalty related taxes	**-**	-	**(257.7)**	(217.4)	**(257.7)**	(217.4)
Other items	**-**	-	**(52.1)**	(54.1)	**(52.1)**	(54.1)
Tax value of carry-forward losses recognised	**5.7**	18.5	**-**	-	**5.7**	18.5
Tax assets/(liabilities)	**206.0**	122.9	**(839.1)**	(779.1)	**(633.1)**	(656.2)
Set-off of tax	**(95.0)**	(36.1)	**95.0**	36.1	**-**	-
Net tax assets/(liabilities)	**111.0**	86.8	**(744.1)**	(743.0)	**(633.1)**	(656.2)
Santos Ltd						
Exploration and evaluation assets	**-**	-	**(10.2)**	(4.5)	**(10.2)**	(4.5)
Oil and gas assets	**-**	-	**(77.2)**	(71.7)	**(77.2)**	(71.7)
Other land, buildings, plant and equipment	**-**	-	**(9.0)**	(7.7)	**(9.0)**	(7.7)
Other investments	**0.8**	-	**-**	(3.3)	**0.8**	(3.3)
Trade receivables	**-**	-	**(3.0)**	(5.0)	**(3.0)**	(5.0)
Other receivables	**-**	-	**(4.4)**	-	**(4.4)**	-
Inventories	**-**	-	**(15.3)**	(12.5)	**(15.3)**	(12.5)
Other assets	**1.2**	2.7	**-**	-	**1.2**	2.7
Equity-raising costs	**0.8**	0.6	**-**	-	**0.8**	0.6
Employee benefits	**20.3**	18.3	**-**	-	**20.3**	18.3
Defined benefit obligation	**13.3**	3.4	**-**	-	**13.3**	3.4
Provisions	**12.2**	8.2	**-**	-	**12.2**	8.2
Other liabilities	**-**	-	**(0.2)**	-	**(0.2)**	-
Royalty related taxes	**-**	-	**(60.8)**	(55.1)	**(60.8)**	(55.1)
Other items	**-**	8.4	**(2.5)**	-	**(2.5)**	8.4
Tax value of carry-forward losses recognised	**-**	9.0	**-**	-	**-**	9.0
Tax assets/(liabilities)	**48.6**	50.6	**(182.6)**	(159.8)	**(134.0)**	(109.2)
Set-off of tax	**(48.6)**	(50.6)	**48.6**	50.6	**-**	-
Net tax liabilities	**-**	-	**(134.0)**	(109.2)	**(134.0)**	(109.2)

19. DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following items:				
Temporary differences in relation to investments in subsidiaries	**1,017.1**	834.4	**–**	–
Deductible temporary differences	**73.7**	75.8	**–**	–
Tax losses	**45.9**	72.8	**–**	27.8
	1,136.7	983.0	**–**	27.8

Deferred tax assets have not been recognised in respect of these items because it is not probable that the temporary differences will reverse in the future and that there will be sufficient future taxable profits against which the benefits can be utilised. Unrecognised deductible temporary differences and tax losses of $45.8 million (2007: $44.9 million) will expire between 2009 and 2028. The remaining deductible temporary differences and tax losses do not expire under current tax legislation.

20. TRADE AND OTHER PAYABLES

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Trade payables	**391.3**	432.4	**132.0**	180.6
Non-trade payables and accrued expenses	**213.5**	177.3	**64.8**	55.3
Amounts owing to controlled entities	**–**	–	**526.2**	389.2
	604.8	609.7	**723.0**	625.1

21. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 38.

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Current liabilities				
Obligations under finance leases	**0.6**	–	**0.6**	–
Bank loans – secured	**24.1**	1.4	**–**	–
Bank loans – unsecured	**27.6**	17.3	**–**	–
Commercial paper	**–**	64.6	**–**	–
Medium-term notes	**–**	19.8	**–**	–
Long-term notes	**46.3**	–	**–**	–
	98.6	103.1	**0.6**	–
Non-current liabilities				
Amounts owing to controlled entities	**–**	–	**4,082.8**	2,478.2
Obligations under finance leases	**2.6**	–	**2.6**	–
Bank loans – secured	**19.7**	46.4	**–**	–
Bank loans – unsecured	**194.0**	304.5	**–**	–
Medium-term notes	**457.2**	438.8	**–**	–
Long-term notes	**1,682.3**	1,203.2	**–**	–
	2,355.8	1,992.9	**4,085.4**	2,478.2

The amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

The Group has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 5.74% as at 31 December 2008 (2007: 6.62%). All borrowings are unsecured, with the exception of the secured bank loan, and arranged through a controlled entity, Santos Finance Ltd, and guaranteed by Santos Ltd.

21. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Details of major credit facilities

(A) BANK LOANS – SECURED

A reserve-based lending facility for US$65.0 million was entered into in the 2006 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maleo and Kakap assets in Indonesia with a carrying amount at 31 December 2008 of A$122.3 million. The average rate for the year was 7.04%, and A$43.8 million was outstanding at the balance sheet date (2007: A$47.8 million). The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2011.

(B) BANK LOANS – UNSECURED

The Group has access to the following committed revolving bank facilities:

Year of maturity	Currency	2008 A$million	2007 A$million
2011	Multi-currency	**225.0**	225.0
2012	Multi-currency	**375.0**	375.0
2013	Multi-currency	**100.0**	100.0
		700.0	700.0

Revolving bank facilities bear interest at the relevant interbank reference rate plus 0.15% to 0.20%. The amount drawn at 31 December 2008 is $nil (2007: $130.0 million).

Term bank loans

Year of maturity	Currency	2008 A$million	2007 A$million
2008	USD	**-**	17.3
2009	USD	**27.6**	21.4
2010	USD	**28.1**	22.2
2011	USD	**29.1**	22.9
2012	USD	**25.0**	19.7
2013	USD	**20.9**	16.4
2014	USD	**22.0**	17.3
2015	USD	**22.4**	17.7
2016	USD	**22.8**	18.0
2017	USD	**23.7**	18.9
		221.6	191.8

Term bank loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount outstanding at 31 December 2008 is US$153.1 million (A$221.6 million) (2007: US$168.1 million (A$191.8 million)) at a weighted average annual effective interest rate of 5.03% (2007: 5.99%).

(C) COMMERCIAL PAPER

The Group has an $800.0 million (2007: $800.0 million) Australian commercial paper programme supported by the revolving bank facilities referred to in (B) above. At 31 December 2008, no commercial paper is on issue (2007: $64.6 million) and the weighted average annual effective interest rate is nil (2007: 7.59%).

21. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Details of major credit facilities (continued)
(D) MEDIUM-TERM NOTES

The Group has a $1,000.0 million (2007: $1,000.0 million) Australian medium-term note programme.

Medium-term notes on issue

Year of issue	Year of maturity	Effective interest rate	2008 $million	2007 $million
1998	2008	–	–	19.8
2005	2011	4.63% *	**349.4**	349.0
2005	2015	8.10%	**107.8**	89.8
			457.2	458.6

* *Floating rate of interest.*

(E) LONG-TERM NOTES

Long-term notes on issue

Year of issue	Year of maturity	Effective interest rate	2008 US$million	2007 US$million	2008 A$million	2007 A$million
2000	2007 to 2015	5.72%	**211.5**	203.1	**306.1**	231.8
2002	2009 to 2022	5.39%	**336.6**	307.3	**487.1**	350.7
2007	2017 to 2027	3.81%	**646.3**	544.0	**935.4**	620.7
			1,194.4	1,054.4	**1,728.6**	1,203.2

22. PROVISIONS	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Current				
Liability for annual leave	**23.5**	23.7	**22.7**	22.9
Liability for long service leave	**39.0**	35.7	**38.3**	35.2
Restoration	**52.6**	51.5	**3.2**	5.5
Non-executive Directors' retirement benefits	**1.6**	1.5	**1.6**	1.5
	116.7	112.4	**65.8**	65.1
Non-current				
Liability for long service leave	**4.2**	3.5	**4.1**	3.2
Liability for defined benefit obligations (refer note 30)	**61.5**	16.3	**61.5**	16.3
Restoration	**742.3**	523.8	**245.3**	148.3
	808.0	543.6	**310.9**	167.8

Movements in each class of provision during the financial year, other than provisions relating to employee benefits, are set out below:

	Total restoration $million	Total Non-executive Directors' retirement benefits $million	Total $million
Consolidated			
Balance at 1 January 2008	**575.3**	**1.5**	**576.8**
Provisions made during the year	**148.8**	**0.1**	**148.9**
Provisions used during the year	**(73.4)**	**-**	**(73.4)**
Unwind of discount	**31.3**	**-**	**31.3**
Change in discount rate	**100.9**	**-**	**100.9**
Exchange differences	**12.0**	**-**	**12.0**
Balance at 31 December 2008	**794.9**	**1.6**	**796.5**
Santos Ltd			
Balance at 1 January 2008	**153.8**	**1.5**	**155.3**
Provisions made during the year	**55.5**	**0.1**	**55.6**
Provisions used during the year	**(2.6)**	**-**	**(2.6)**
Unwind of discount	**8.7**	**-**	**8.7**
Change in discount rate	**33.1**	**-**	**33.1**
Balance at 31 December 2008	**248.5**	**1.6**	**250.1**

Restoration
Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

Non-executive Directors' retirement benefits
Agreements exist with the Non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. Such benefits ceased to accrue with effect from 30 June 2004. These benefits have been fully provided for by the Company.

In June 2007, the Board resolved to adopt a policy of indexation of these frozen benefits to prevent further erosion of the real value. The entitlements are annually indexed to the five-year government bond rate.

23. OTHER LIABILITIES	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Current				
Cross-currency swap contracts	–	3.4	–	–
Interest rate swap contracts	–	9.9	–	–
Fair value of embedded derivatives	**5.6**	–	–	–
Other	**2.5**	2.1	–	–
	8.1	15.4	–	–
Non-current				
Cross-currency swap contracts	–	7.1	–	–
Other	**9.0**	7.4	–	–
	9.0	14.5	–	–

24. CAPITAL AND RESERVES

Reconciliation of movement in capital and reserves attributable to equity holders of Santos Ltd

	Share capital $million	Translation reserve $million	Fair value reserve $million	Retained earnings $million	Total equity $million
Consolidated					
Balance at 1 January 2008	**2,331.6**	**(280.3)**	**7.4**	**1,034.4**	**3,093.1**
Movement per recognised income and expense statement	–	**93.5**	**(9.4)**	**1,632.9**	**1,717.0**
Share options exercised by employees	**2.5**	–	–	–	**2.5**
Shares issued	**253.1**	–	–	–	**253.1**
Share buy-back	**(56.4)**	–	–	**(245.0)**	**(301.4)**
Dividends to shareholders	–	–	–	**(286.3)**	**(286.3)**
Equity attributable to equity holders of Santos Ltd	**2,530.8**	**(186.8)**	**(2.0)**	**2,136.0**	**4,478.0**
Equity attributable to minority interests	**0.5**	–	–	**(0.2)**	**0.3**
Balance at 31 December 2008	**2,531.3**	**(186.8)**	**(2.0)**	**2,135.8**	**4,478.3**
Balance at 1 January 2007	2,254.4	(213.9)	13.6	1,301.4	3,355.5
Movement per recognised income and expense statement	–	(66.4)	(6.2)	232.8	160.2
Share options exercised by employees	3.0	–	–	–	3.0
Shares issued	144.4	–	–	–	144.4
Share buy-back	(70.2)	–	–	(231.2)	(301.4)
Dividends to shareholders	–	–	–	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	(280.3)	7.4	1,034.4	3,093.1
Santos Ltd					
Balance at 1 January 2008	**2,331.6**	–	**7.4**	**1,130.6**	**3,469.6**
Movement per recognised income and expense statement	–	–	**(9.4)**	**2.9**	**(6.5)**
Share options exercised by employees	**2.5**	–	–	–	**2.5**
Shares issued	**253.1**	–	–	–	**253.1**
Share buy-back	**(56.4)**	–	–	**(245.0)**	**(301.4)**
Dividends to shareholders	–	–	–	**(286.3)**	**(286.3)**
Balance at 31 December 2008	**2,530.8**	–	**(2.0)**	**602.2**	**3,131.0**
Balance at 1 January 2007	2,254.4	–	2.4	401.7	2,658.5
Movement per recognised income and expense statement	–	–	5.0	1,228.7	1,233.7
Share options exercised by employees	3.0	–	–	–	3.0
Shares issued	144.4	–	–	–	144.4
Share buy-back	(70.2)	–	–	(231.2)	(301.4)
Dividends to shareholders	–	–	–	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	–	7.4	1,130.6	3,469.6

24. CAPITAL AND RESERVES (CONTINUED)

Translation reserve
The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary and exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation.

Fair value reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

	Consolidated		Santos Ltd	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Share capital				
584,812,875 (2007: 585,964,352) ordinary shares, fully paid	**1,946.4**	1,747.2	**1,946.4**	1,747.2
88,000 (2007: 88,000) ordinary shares, paid to one cent	**–**	–	**–**	–
6,000,000 (2007: 6,000,000) redeemable convertible preference shares	**584.4**	584.4	**584.4**	584.4
	2,530.8	2,331.6	**2,530.8**	2,331.6

In accordance with changes to the *Corporations Law* effective 1 July 1998, the shares issued do not have a par value and there is no limit on the authorised share capital of the Company.

	Note	**2008** Number of shares	2007 Number of shares	**2008 $million**	2007 $million
Movement in fully paid ordinary shares					
Balance at the beginning of the year		**585,964,352**	598,524,106	**1,747.2**	1,670.0
Santos Employee Share Acquisition Plan	31(A)	**111,153**	100,650	**1.4**	1.3
Santos Employee Share Purchase Plan	31(A)	**300,100**	400	**3.3**	–
Shares issued on exercise of options	31(B)	**303,583**	455,398	**2.5**	3.0
Shares issued on vesting of Share Acquisition Rights	31(B)	**141,330**	–	**–**	–
Santos Executive Share Plan	31(C)	**–**	–	**–**	–
Non-executive Director Share Plan	31(D)	**33,356**	14,847	**0.5**	0.2
Dividend Reinvestment Plan ("DRP")	24(A)	**2,323,249**	4,695,296	**35.1**	51.6
DRP underwriting agreement	24(A)	**14,123,057**	6,844,930	**212.8**	91.3
Off-market buy-back	24(B)	**(18,487,305)**	(24,671,275)	**(56.4)**	(70.2)
Balance at the end of the year		**584,812,875**	585,964,352	**1,946.4**	1,747.2
Redeemable convertible preference shares					
Balance at the beginning and end of the year	24(C)	**6,000,000**	6,000,000	**584.4**	584.4

Fully paid ordinary shares carry one vote per share, entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the redeemable convertible preference shares. The market price of the Company's ordinary shares on 31 December 2008 was $14.87 (2007: $14.12).

(A) DIVIDEND REINVESTMENT PLAN

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of seven business days commencing on the business day after the Dividend Record Date. At this time, the Board has determined that no discount will apply. The Dividend Reinvestment Plan has been fully underwritten since payment of the 2007 interim dividend.

24. CAPITAL AND RESERVES (CONTINUED)

(B) OFF-MARKET BUY-BACK

On 6 October 2008, the Company bought back 18,487,305 fully paid ordinary shares, representing 3.07% of fully paid ordinary shares on issue at that date, at a price of $16.23 per share. $56.4 million was debited against the Company's capital account (including $1.3 million transaction costs, net of tax) and $245.0 million was debited against retained earnings.

On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share. $70.2 million was debited against the Company's capital account (including $1.4 million transaction costs, net of tax) and $231.2 million was debited against retained earnings.

(C) REDEEMABLE CONVERTIBLE PREFERENCE SHARES

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

Redeemable convertible preference shareholders receive a floating preferential, non-cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed-up basis), set at the Bank Bill Swap Rate for 180-day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(i) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the redeemable convertible preference shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or

(iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

Capital risk management

The Group's objective when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an efficient capital structure.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. The Group undertakes this on a forecast and actual results basis. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total interest-bearing loans and borrowings less cash and cash equivalents and value of financial derivatives used to hedge net debt. Total capital is calculated as total equity as shown in the balance sheet plus net debt. Equity includes redeemable convertible preference shares.

24. CAPITAL AND RESERVES (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
During 2008 the Group's target was to maintain a gearing ratio below 45% and a BBB+ Standard & Poor's credit rating. The gearing ratios at 31 December 2008 and 31 December 2007 were as follows:				
Total interest-bearing loans and borrowings (note 21)	**2,454.4**	2,096.0	**4,086.0**	2,478.2
Less:				
Cash and cash equivalents (note 9)	**(1,552.9)**	(200.5)	**(1,402.9)**	(56.8)
Net fair value of financial derivatives used to hedge debt (notes 12 and 23):				
Cross-currency swap contracts	**(92.0)**	10.5	**-**	-
Interest rate swap contracts	**(303.5)**	(67.3)	**-**	-
Net debt	**506.0**	1,838.7	**2,683.1**	2,421.4
Total equity	**4,478.3**	3,093.1	**3,131.0**	3,469.6
Total capital	**4,984.3**	4,931.8	**5,814.1**	5,891.0
Gearing ratio	**10.2%**	37.3%	**46.1%**	41.1%

The decrease in the Group gearing ratio resulted primarily from the receipt of proceeds from the sell-down of the Gladstone LNG project during the year.

Dividends

Dividends recognised during the year by the Company are:

	Dollars per share	Total $million	Franked/ unfranked	Payment date
2008				
Interim 2008 redeemable preference	**$3.3365**	**20.0**	**Franked**	**30 Sep 2008**
Final 2007 redeemable preference	**$2.9983**	**18.0**	**Franked**	**31 Mar 2008**
Interim 2008 ordinary	**$0.22**	**131.1**	**Franked**	**30 Sep 2008**
Final 2007 ordinary	**$0.20**	**117.2**	**Franked**	**31 Mar 2008**
		286.3		
2007				
Interim 2007 redeemable preference	$2.8592	17.1	Franked	2 Oct 2007
Final 2006 redeemable preference	$2.7272	16.4	Franked	2 Apr 2007
Interim 2007 ordinary	$0.20	115.4	Franked	2 Oct 2007
Final 2006 ordinary	$0.20	119.7	Franked	2 Apr 2007
		268.6		

Franked dividends paid during the year were franked at the tax rate of 30%.

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

Final 2008 redeemable preference	**$2.9989**	**18.0**	**Franked**	**31 Mar 2009**
Final 2008 ordinary	**$0.20**	**117.0**	**Franked**	**31 Mar 2009**
		135.0		

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 31 December 2008 and will be recognised in subsequent financial reports.

24. CAPITAL AND RESERVES (CONTINUED)	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Dividend franking account		
30% franking credits available to shareholders of Santos Ltd for future distribution, after adjusting for franking credits which will arise from the payment of the current tax liability at 31 December 2008	**1,061.6**	661.6

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.9 million (2007: $57.9 million).

25. EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of Santos Ltd (after deducting dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of Santos Ltd (after adding back the dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	Consolidated 2008 $million	Consolidated 2007 $million
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit attributable to ordinary equity holders of Santos Ltd from continuing operations	**1,650.1**	424.9
Net loss attributable to ordinary equity holders of Santos Ltd from discontinued operations	**-**	(65.6)
Net profit attributable to ordinary equity holders of Santos Ltd	**1,650.1**	359.3
Dividends paid on redeemable convertible preference shares	**(38.0)**	(33.5)
Earnings used in the calculation of basic earnings per share	**1,612.1**	325.8
Dividends paid on redeemable convertible preference shares	**38.0**	33.5
Earnings used in the calculation of diluted earnings per share	**1,650.1**	359.3

	2008 Number of shares	2007 Number of shares
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**590,706,516**	590,505,305
Partly paid shares	**71,222**	65,864
Executive share options	**1,446,209**	818,109
Share acquisition rights	**1,694,044**	1,846,671
Redeemable convertible preference shares	**36,650,691**	-
Diluted earnings per share	**630,568,682**	593,235,949

25. EARNINGS PER SHARE (CONTINUED)

Partly paid shares outstanding issued under the Santos Executive Share Plan, options outstanding issued under the Santos Executive Share Option Plan, Share Acquisition Rights ("SARs") issued to eligible executives and redeemable convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share in 2008. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

Redeemable convertible preference shares have not been included in the calculation of diluted earnings per share for 2007 as their impact was not dilutive.

During the year, 303,583 options (2007: 455,398) and 141,330 SARs (2007: nil) were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options, SARs and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 181,447 (2007: 321,982).

460,385 options (2007: 335,900) and 236,426 SARs (2007: 273,100) lapsed during the year. The diluted earning per share calculation includes that portion of these options and SARs assumed to be issued for nil consideration, weighted with reference to the date the options or SARs lapsed.
The weighted average number included is 177,527 (2007: 104,179).

To calculate earnings per share amounts for the discontinued operations, the loss figure used in the numerator and the weighted average number of ordinary shares for both basic and diluted amounts are per the above tables.

	Consolidated	
	2008	2007
	cents	cents
Earnings per share for continuing and discontinued operations		
Basic earnings per share:		
From continuing operations	**272.9**	66.3
From discontinued operations	**-**	(11.1)
	272.9	55.2
Diluted earnings per share:		
From continuing operations	**261.7**	66.0
From discontinued operations	**-**	(11.1)
	261.7	54.9

26. CONSOLIDATED ENTITIES

Name	Country of incorporation
Santos Ltd (Parent Entity)	AUST
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd[2]	AUST
Basin Oil Pty Ltd	AUST
Boston L.H.F. Pty Ltd	AUST
Bridgefield Pty Ltd	AUST
Bridge Oil Developments Pty Limited[2]	AUST
Bronco Energy Pty Limited	AUST
Canso Resources Pty Ltd	AUST
Coveyork Pty Ltd	AUST
Doce Pty Ltd	AUST
Fairview Pipeline Pty Ltd	AUST
Farmout Drillers Pty Ltd	AUST
Gidgealpa Oil Pty Ltd	AUST
Kipper GS Pty Ltd	AUST
Controlled entity of Kipper GS Pty Ltd	
Santos Carbon Pty Ltd	AUST
Moonie Pipeline Company Pty Ltd	AUST
Reef Oil Pty Ltd[2]	AUST
Santos Asia Pacific Pty Ltd	AUST
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	AUST
Santos (Warim) Pty Ltd	AUST
Santos Australian Hydrocarbons Pty Ltd	AUST
Santos (BOL) Pty Ltd[2]	AUST
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	AUST
Santos CSG Pty Ltd	AUST
Santos Darwin LNG Pty Ltd[2]	AUST
Santos Direct Pty Ltd	AUST
Santos Facilities Pty Ltd	AUST
Santos Finance Ltd	AUST
Santos GLNG Pty Ltd[3]	AUST
Controlled entity of Santos GLNG Pty Ltd	
GLNG Operations Pty Ltd[1, 3]	AUST
Santos (Globe) Pty Ltd	AUST
Santos International Holdings Pty Ltd	AUST
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
CJSC South Petroleum Company[1]	KGZ
Lavana Limited	PNG
Santos Petroleum Ventures B.V. *(previously Petroleum Ventures B.V.)*	NL
Sanro Insurance Pte Ltd	SG
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos TPY Corp	USA
Controlled entities of Santos TPY Corp	
Santos Queensland Corp	USA
Santos TOG Corp	USA
Controlled entities of Santos TOG Corp	
Santos TOGA Pty Ltd	AUST
Controlled entity of Santos TOGA Pty Ltd	
Santos TPC Pty Ltd	AUST
Santos TPY CSG Corp	USA
Santos Bangladesh Limited *(previously Cairn Energy Bangladesh Limited)*	UK
Santos (Bawean) Pty Ltd	AUST
Santos (BBF) Pty Ltd	AUST
Controlled entities of Santos (BBF) Pty Ltd	
Santos (SPV) Pty Ltd	AUST
Controlled entities of Santos (SPV) Pty Ltd	
Novus Nominees Pty Ltd	AUST
Santos Brantas Pty Ltd	AUST
Santos (Madura Offshore) Pty Ltd	AUST
Santos UK (Kakap 2) Limited	UK
Santos (Donggala) Pty Ltd	AUST
Santos Egypt Pty Ltd	AUST
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	AUST
Santos International Ventures Pty Ltd	AUST
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	AUST
Santos (Papalang) Pty Ltd	AUST
Santos (Popodi) Pty Ltd	AUST
Santos Vietnam Pty Ltd	AUST
Zhibek Resources Limited[1, 4]	UK
Controlled entity of Zhibek Resources Limited	
CJSC KNG Hydrocarbons[1, 4]	KGZ
Santos (JBJ1) Pty Ltd	AUST
Controlled entities of Santos (JBJ1) Pty Ltd	
Santos (JBJ2) Pty Ltd	AUST
Controlled entity of Santos (JBJ2) Pty Ltd	
Shaw River Power Station Pty Ltd *(previously Santos (JBJ3) Pty Ltd)*	AUST
Santos (JPDA 06-104) Pty Ltd	AUST
Santos (JPDA 91-12) Pty Ltd	AUST
Santos (NARNL Cooper) Pty Ltd[2]	AUST
Santos (N.T.) Pty Ltd	AUST
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	AUST
Santos Offshore Pty Ltd[2]	AUST
Santos Oil Exploration (Malaysia) Sdn Bhd *(in liquidation)*	MY
Santos Petroleum Pty Ltd[2]	AUST
Santos QNT Pty Ltd[2]	AUST
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd[2]	AUST
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd[2]	AUST
Santos Petroleum Operations Pty Ltd	AUST
TMOC Exploration Proprietary Limited	AUST
Santos QNT (No. 2) Pty Ltd[2]	AUST
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Moonie Oil Pty Ltd	AUST
Petromin Pty Ltd	AUST
Santos (299) Pty Ltd *(in liquidation)*[5]	AUST
Santos Exploration Pty Ltd	AUST
Santos Gnuco Pty Ltd	AUST
Transoil Pty Ltd	AUST
Santos Resources Pty Ltd	AUST
Santos (TGR) Pty Ltd	AUST
Santos Timor Sea Pipeline Pty Ltd	AUST
Sesap Pty Ltd	AUST
Vamgas Pty Ltd[2]	AUST

Notes

1 Beneficial interests in all controlled entities are 100%, except:
- *CJSC South Petroleum Company (70%);*
- *CJSC KNG Hydrocarbons (54%);*
- *Zhibek Resources Limited (75%); and*
- *GLNG Operations Pty Ltd. Refer note 28(B).*

2 Company is party to a Deed of Cross Guarantee. Refer note 37.
3 Company incorporated during the year.
4 Company acquired during the year. Refer note 27.
5 Company placed into voluntary liquidation during the year.
6 Associated Petroleum Pty Ltd and Santos (NGA) Pty Ltd were liquidated on 12 December 2008.

Country of incorporation

AUST – Australia
KGZ – Kyrgyz Republic
MY – Malaysia
NL – Netherlands
PNG – Papua New Guinea
SG – Singapore
UK – United Kingdom
USA – United States of America

In the financial statements of the Company, investments in controlled entities are recognised at cost, less any impairment losses.

27. ACQUISITIONS OF SUBSIDIARIES

During the financial year the following controlled entities were acquired and their operating results have been included in the income statement from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Purchase consideration $million	Contribution to consolidated profit since acquisition $million
Zhibek Resources Limited	17 November 2008	75	0.1	–
CJSC KNG Hydrocarbons	17 November 2008	54	–	(0.7)

CJSC KNG Hydrocarbons is a subsidiary of Zhibek Resources Limited and is engaged in exploration for oil in the Kyrgyz Republic, both have no operating revenues. If the acquisition had occurred on 1 January 2008, there would be no impact on Group revenue and net profit.

The consideration for the acquisition comprises an initial payment of £31,200 (A$73,265), and deferred consideration of US$1.3 million (A$2.0 million), being the commitment to fund the minority interest's share of phase 1 of the exploration programme over 2009.

The Group has the right to withdraw from the exploration programme either within 60 days of completion of the seismic programme and subject to paying US$3.0 million to Xtract International Ltd, the original owner of Zhibek Resources Limited, or within 60 days after completion of phase 2, or within 60 days after the drilling and completion of the first qualifying well or if the Tashkumyr licence is not renewed or extended.

During the year, the Group committed to fund the minority interest's share of phase 2 of the exploration programme associated with the 2006 acquisition of CJSC South Petroleum Company. Accordingly an increase in the exploration and evaluation assets acquired and deferred consideration payable of $11.6 million has been recognised during the current year.

The acquisitions had the following effect on the Group's assets and liabilities:

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Cash and cash equivalents	0.1	–	0.1
Trade and other receivables	1.1	–	1.1
Exploration and evaluation assets	0.5	14.5	15.0
Trade and other payables	(1.0)	–	(1.0)
Deferred tax liabilities	–	(1.6)	(1.6)
Net identifiable assets and liabilities	0.7	12.9	13.6

The cost of the acquisitions is as follows:	
Cash paid	0.1
Deferred consideration	13.5
Total cost of the acquisitions	13.6
The cash outflow on acquisition of controlled entities is as follows:	
Cash paid	(0.1)
Net cash acquired with subsidiaries	0.1
Deferred consideration paid*	(7.5)
Net consolidated cash outflow	(7.5)

* *Deferred consideration paid in 2008 comprises:*
- *$6.2 million paid in early settlement of the performance payments associated with the 2007 Bronco Energy Pty Limited acquisition ($8.0 million). The value of the oil and gas assets acquired has been decreased by $1.8 million accordingly.*
- *$1.3 million paid in relation to the 2006 acquisition of CJSC South Petroleum Company, in lieu of the US$1.0 million worth of shares in Santos Ltd that were to be issued on the Group committing to fund the minority interests' share of phase 2 of the exploration programme.*

27. ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

In 2007, the Group acquired 100% beneficial interest in the following controlled entities:

Name of entity	Date of acquisition	Purchase consideration $million
Petroleum Ventures B.V.	22 January 2007	14.1
Gidgealpa Oil Pty Ltd	7 June 2007	1.7
Bronco Energy Pty Limited	25 June 2007	10.7
Cairn Energy Bangladesh Limited	25 October 2007	62.9

28. INTERESTS IN JOINT VENTURES

(A) The following are the significant joint ventures in which the Group is a joint venturer:

Joint venture	Cash-generating unit	Principal activities	% interest
Oil and gas assets – Producing assets			
Bayu-Undan Liquids	Bayu-Undan	Gas production	11.4
Bayu-Undan LNG	Bayu-Undan	Gas production	11.4
Casino	Casino	Gas production	50.0
Fairview	Fairview	Gas production	45.7*
Madura PSC (Maleo)	Madura PSC	Gas production	67.5
Mereenie	Mereenie	Oil and gas production	65.0
John Brookes	John Brookes	Gas production	45.0
Mutineer-Exeter	Mutineer-Exeter	Oil production	33.4
Sampang PSC (Oyong, Wortel, Jeruk)	Sampang PSC	Oil and gas production	45.0
Sangu	Sangu PSC	Gas production	37.5
Stag	Stag	Oil and gas production	66.7
SA Fixed Factor Area	Cooper Basin	Oil and gas production	66.6
SWQ Unit	Cooper Basin	Gas production	60.1
Oil and gas assets – Assets in development			
Hides	Hides	Gas development	31.0
Kipper	Kipper	Gas development	50.0
Reindeer	Reindeer	Gas development	45.0
Exploration and evaluation assets			
Evans Shoal	–	Contingent gas resource	40.0

* *The Group's interest in Fairview decreased from 76.1% to 45.7% as a result of the sale of 40% interest to PETRONAS during the year.*

(B) The Group recognises its interests in the following jointly controlled entities using the proportionate consolidation method of accounting:

Joint venture entity	% interest
Darwin LNG Pty Ltd	11.4
Easternwell Drilling Services Holdings Pty Ltd	50.0
Fairview Power Pty Ltd (in liquidation)	50.0
GLNG Operations Pty Ltd	60.0

28. INTERESTS IN JOINT VENTURES (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities, which are included in the consolidated financial statements using the proportionate consolidation method of accounting, are as follows:				
Current assets	**49.8**	46.1	**–**	–
Non-current assets	**194.7**	148.8	**–**	–
	244.5	194.9	**–**	–
Current liabilities	**(98.0)**	(63.1)	**–**	–
Non-current liabilities	**(15.3)**	(4.3)	**–**	–
Net assets	**131.2**	127.5	**–**	–
Revenue	**237.5**	120.0	**–**	–
Expenses	**(213.7)**	(96.0)	**–**	–
Profit before income tax	**23.8**	24.0	**–**	–
(C) The Group's share of capital expenditure commitments and minimum exploration commitments in respect of joint ventures are:				
Capital expenditure commitments	**366.3**	287.4	**93.0**	154.4
Minimum exploration commitments	**186.5**	336.0	**7.2**	35.0

29. NOTES TO THE CASH FLOW STATEMENTS

(A) RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Profit after income tax	**1,650.1**	359.3	**20.1**	1,270.2
Add/(deduct) non-cash items:				
Depreciation and depletion	**663.9**	759.3	**273.3**	419.3
Net impairment loss/(reversal) on investment in controlled entities	**–**	–	**49.6**	(380.7)
Net impairment (reversal)/loss on receivables due from controlled entities	**–**	–	**(23.8)**	25.3
Net impairment loss on receivables	**0.4**	–	**0.3**	–
Dividends distributed by controlled entities	**–**	–	**(27.0)**	–
Net borrowing costs charged by controlled entities	**–**	–	**146.9**	–
Exploration and evaluation expensed	**179.0**	234.8	**22.2**	54.2
Net impairment loss on oil and gas assets	**216.2**	–	**71.2**	56.6
Net (gains)/losses on fair value hedges	**(7.3)**	2.4	**–**	–
Share-based payments expense	**8.3**	5.2	**8.3**	5.2
Borrowing costs capitalised	**(9.5)**	(6.3)	**–**	–
Unwind of the effect of discounting on provisions	**31.3**	23.9	**8.7**	8.5
Change in fair value of financial assets designated as at fair value through profit or loss	**12.5**	11.9	**–**	1.3
Defined benefit plan expense	**3.0**	5.6	**1.8**	5.6
Foreign exchange (gains)/losses	**(24.4)**	(0.4)	**(7.1)**	0.7
Net (gain)/loss on sale of non-current assets	**(1,698.5)**	2.8	**(0.8)**	(1.7)
Net gain on sale of available-for-sale financial assets	**(0.3)**	(33.4)	**(0.3)**	(13.9)
Net loss on sale of discontinued operations	**–**	67.7	**–**	–
Net cash provided by operating activities before changes in assets or liabilities	**1,024.7**	1,432.8	**543.4**	1,450.6
Add/(deduct) change in operating assets or liabilities net of acquisitions or disposals of businesses:				
Decrease/(increase) in trade and other receivables	**10.5**	(90.2)	**49.4**	(0.9)
Increase in inventories	**(58.4)**	(49.8)	**(20.1)**	(38.8)
(Increase)/decrease in other assets	**(0.5)**	2.1	**(7.0)**	(1.9)
Net increase/(decrease) in deferred tax assets and deferred tax liabilities	**73.5**	34.5	**39.9**	(10.7)
Increase/(decrease) in current tax liabilities	**398.0**	(181.2)	**(174.4)**	(178.5)
(Decrease)/increase in trade and other payables	**(25.5)**	59.6	**(60.8)**	19.4
Increase in provisions	**50.9**	6.1	**6.0**	2.7
Net cash provided by operating activities	**1,473.2**	1,213.9	**376.4**	1,241.9

29. NOTES TO THE CASH FLOW STATEMENTS (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
(B) NON-CASH FINANCING AND INVESTING ACTIVITIES				
Dividend Reinvestment Plan	**35.1**	51.6	**35.1**	51.6
Dividends distributed by controlled entities	**–**	–	**33.9**	–
Share subscriptions in controlled entities	**–**	–	**(13.6)**	–
Income tax transferred from controlled entities	**–**	–	**612.9**	–
Net borrowing costs charged by controlled entities	**–**	–	**(146.9)**	–

30. EMPLOYEE BENEFITS

(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

Defined benefit members of the Santos Superannuation Plan receive a lump sum benefit on retirement, death, disablement and withdrawal. The defined benefit section of the Plan is closed to new members. All new members receive accumulation only benefits.

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
Defined benefit plan				
Amount recognised in the balance sheet:				
Deficit in plan recognised in non-current provisions (refer note 22)	**61.5**	16.3	**61.5**	16.3
Other financial assets (refer note 18)	**(17.1)**	(4.9)	**(17.1)**	(4.9)
	44.4	11.4	**44.4**	11.4
Movements in the liability for net defined benefit obligations recognised in the balance sheet				
Liability at the beginning of the year	**11.4**	18.4	**11.4**	18.4
Expense recognised in income statement	**3.0**	5.6	**1.8**	5.6
Amount capitalised in oil and gas assets	**2.3**	–	**1.2**	–
Amount recognised in retained earnings	**36.5**	(6.3)	**36.5**	(6.3)
Defined benefit receivable from controlled entities	**–**	–	**2.3**	–
Employer contributions	**(8.8)**	(6.3)	**(8.8)**	(6.3)
Liability at the end of the year	**44.4**	11.4	**44.4**	11.4
Expense recognised in the income statements				
Service cost	**3.5**	6.4	**2.1**	6.4
Interest cost	**3.6**	5.6	**2.2**	5.6
Expected return on Plan assets	**(4.1)**	(6.4)	**(2.5)**	(6.4)
	3.0	5.6	**1.8**	5.6
The expense is recognised in the following line items in the income statements:				
Other expenses	**3.0**	–	**1.8**	–
Financial expenses	**–**	5.6	**–**	5.6
	3.0	5.6	**1.8**	5.6
Amounts recognised in statements of recognised income and expense				
Actuarial (loss)/gain in the year	**(36.5)**	6.3	**(36.5)**	6.3
Tax effect	**11.0**	(1.9)	**11.0**	(1.9)
Net actuarial (loss)/gain in the year	**(25.5)**	4.4	**(25.5)**	4.4
Cumulative actuarial (loss)/gain recognised in the statement of recognised income and expense, net of tax	**(23.4)**	2.1	**(23.4)**	2.1

30. EMPLOYEE BENEFITS (CONTINUED)

(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS (CONTINUED)

Historical information for the current and previous periods

	2008 $million	2007 $million	2006 $million	2005 $million	2004 $million
Consolidated					
Present value of defined benefit obligations	**174.8**	161.8	158.2	129.5	126.5
Fair value of Plan assets	**(113.3)**	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	**61.5**	16.3	26.3	16.1	17.8
Experience adjustments loss/(gain) on Plan assets	**43.2**	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments (gain)/loss on Plan liabilities	**(13.7)**	(1.2)	17.5	(0.1)	(4.5)
Santos Ltd					
Present value of defined benefit obligations	**174.8**	161.8	158.2	129.5	126.5
Fair value of Plan assets	**(113.3)**	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	**61.5**	16.3	26.3	16.1	17.8
Experience adjustments loss/(gain) on Plan assets	**43.2**	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments (gain)/loss on Plan liabilities	**(13.7)**	(1.2)	17.5	(0.1)	(4.5)

	Consolidated		**Santos Ltd**	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Reconciliation of the present value of the defined benefit obligations				
Opening defined benefit obligations	**161.8**	158.2	**161.8**	158.2
Service cost	**8.4**	9.1	**8.4**	9.1
Interest cost	**8.7**	8.0	**8.7**	8.0
Contributions by Plan participants	**7.9**	9.1	**7.9**	9.1
Actuarial losses/(gains)	**6.8**	(5.0)	**6.8**	(5.0)
Benefits paid	**(16.2)**	(15.7)	**(16.2)**	(15.7)
Taxes and premiums paid	**(2.7)**	(2.2)	**(2.7)**	(2.2)
Transfers in	**0.1**	0.3	**0.1**	0.3
Closing defined benefit obligations	**174.8**	161.8	**174.8**	161.8
Reconciliation of the fair value of Plan assets				
Opening fair value of Plan assets	**145.5**	131.9	**145.5**	131.9
Expected return on Plan assets	**10.0**	9.1	**10.0**	9.1
Actuarial (losses)/gains	**(43.2)**	4.0	**(43.2)**	4.0
Employer contributions	**11.9**	9.0	**11.9**	9.0
Contributions by Plan participants	**7.9**	9.1	**7.9**	9.1
Benefits paid	**(16.2)**	(15.7)	**(16.2)**	(15.7)
Taxes and premiums paid	**(2.7)**	(2.2)	**(2.7)**	(2.2)
Transfers in	**0.1**	0.3	**0.1**	0.3
Closing fair value of Plan assets	**113.3**	145.5	**113.3**	145.5

30. EMPLOYEE BENEFITS (CONTINUED)	Consolidated 2008 %	2007 %	Santos Ltd 2008 %	2007 %
(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS (CONTINUED)				
Plan assets				
The percentage invested in each asset class at the balance sheet date:				
Australian equity	**28**	33	**28**	33
International equity	**27**	28	**27**	28
Fixed income	**10**	13	**10**	13
Property	**13**	9	**13**	9
Other	**10**	–	**10**	–
Cash	**12**	17	**12**	17

Fair value of Plan assets

The fair value of Plan assets includes no amounts relating to:

- any of the Group's own financial instruments; or
- any property occupied by, or other assets used by, the Group.

Actual return on Plan assets	Consolidated 2008 $million	2007 $million	Santos Ltd 2008 $million	2007 $million
Actual return on Plan assets	**(24.2)**	9.2	**(24.2)**	9.2

Expected rate of return on Plan assets

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each asset class and allowing for the correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for asset-based administration expenses has been deducted from the expected return.

Principal actuarial assumptions at the balance sheet date (expressed as weighted average)

	2008 % pa	2007 % pa
Discount rate	**4.0**	5.3
Expected rate of return on Plan assets	**7.0**	6.9
Expected average salary increase rate over the life of the Plan	**6.0**	6.0

The expected rate of return on Plan assets includes a reduction to allow for the administrative expenses of the Plan.

Expected contributions

The Group expects to contribute $8.3 million to the defined benefit superannuation plan in 2009.

(B) DEFINED CONTRIBUTION PLANS

The Group makes contributions to several defined contribution plans. The amount recognised as an expense for the year was $8.4 million (2007: $8.5 million).

31. SHARE-BASED PAYMENT PLANS

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS

The Company currently operates two general employee share plans:

- the Santos Employee Share Acquisition Plan ("SESAP"); and
- the Santos Employee Share Purchase Plan ("SESPP").

Both of these plans have operated since 1997.

SESAP

Broadly, SESAP provides for permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) to be entitled to acquire shares under this Plan. Executives participating in the Executive Long-term Incentive Programme in 2008, and casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the Group to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who participate in the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

Summary of share movements in the SESAP during 2008 (and comparative 2007 information):

	Opening balance	Granted during the year		Distributions during the year		Closing balance	
Grant date	Number	Number	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2008							
18 November 2005	**89,848**	**–**	**–**	**89,848**	**1,164,977**	**–**	**–**
17 November 2006	**105,156**	**–**	**–**	**7,176**	**117,648**	**97,980**	**1,456,963**
20 November 2007	**99,825**	**–**	**–**	**7,200**	**119,379**	**92,625**	**1,377,334**
21 November 2008	**–**	**111,153**	**12.62**	**474**	**6,621**	**110,679**	**1,656,797**
	294,829	**111,153**		**104,698**	**1,408,625**	**301,284**	**4,491,094**
2007							
22 November 2004	127,002	–	–	127,002	1,679,902	–	–
18 November 2005	96,272	–	–	6,424	81,065	89,848	1,268,654
17 November 2006	113,620	–	–	8,464	107,105	105,156	1,484,803
20 November 2007	–	100,650	13.33	825	11,471	99,825	1,409,529
	336,894	100,650		142,715	1,879,543	294,829	4,162,986

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the ASX as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS (CONTINUED)

The amounts recognised in the financial statements of the Group and the Company in relation to SESAP during the year were:

	Consolidated		Santos Ltd	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses	**1.4**	1.3	**1.4**	1.3
Issued ordinary share capital	**1.4**	1.3	**1.4**	1.3

At 31 December 2008, the total number of shares acquired under the Plan since its commencement was 2,307,190.

SESPP

The general employee offer under SESPP is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long-term Incentive Programme during the year will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 21 November 2008, the Company issued 300,100 ordinary shares to 397 eligible employees at a subscription price of $10.91 per share under the Plan, being a 5% discount on the Market Value of $11.48. The total market price of those shares on the issue date was $3,766,255, based on the market price at the close of trade on the date of issue $12.55. The total amount received from employees for those shares was $3,274,091.

A summary of share movements in the SESPP are set out below:

Grant date	Opening balance	Granted during the year		Restriction ceased during the year		Closing balance
	Number	Number	Fair value per share $	Number	Date	Number
2008						
20 November 2007	**400**	**–**	**–**	**400**	**20 November 2008**	**–**
21 November 2008	**–**	**300,100**	**11.48**	**–**	**–**	**300,100**
	400	**300,100**		**400**		**300,100**
2007						
17 November 2006	62,900	–	–	62,900	17 November 2007	–
20 November 2007	–	400	15.72	–	–	400
	62,900	400		62,900		400

The fair value per share for shares granted during the year is Market Value (as defined above). The consideration received by the Company per share is Market Value less the discount of 5% referred to above.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS (CONTINUED)

The amounts recognised in the financial statements of the Group and the Company in relation to the general employee offer under the SESPP during the year were:

	Consolidated		Santos Ltd	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
Issued ordinary share capital	**3.3**	–	**3.3**	–

At 31 December 2008, the total number of shares acquired under the general employee offer of the Plan since its commencement was 1,122,400.

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME

The Company's Executive Long-term Incentive Programme provides for invitations to be extended to eligible executives selected by the Board.

The Programme currently consists of an offer of securities under:

- the Santos Employee Share Purchase Plan ("SESPP"); and
- the Santos Executive Share Option Plan ("SESOP").

SESOP has operated since 1997 and the SESPP has been used as a component of executive compensation since 2003.

SARs and options
Each SAR and option is a conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.

SARs and options carry no voting or dividend rights until the performance conditions are satisfied and, in the case of options, when the options are exercised or, in the case of SARs, when the SARs vest.

Chief Executive Officer ("CEO") and Managing Director
Mr D J W Knox was appointed as CEO and Managing Director on 28 July 2008.

On 3 May 2008, the Company made equity grants to its Senior Executives for the long-term incentive ("LTI") component of their remuneration for 2008. Mr Knox participated in these grants in his capacity as Acting Chief Executive Officer. The grants comprised:

- a performance-based component, equal to 71% of the total grant value ("Performance Award"); and
- a service-based component, equal to 29% of the total grant value ("Deferred Award").

The key terms of the Performance Award and Deferred Award are set out in the Eligible Senior Executives section below.

Upon his formal appointment as CEO, Mr Knox received a further grant of equity awards ("CEO Performance Award") to supplement the grants already made to him in his Senior Executive capacity.

The grants made to Mr Knox in 2008 constitute his full LTI entitlement for the 2008, 2009 and 2010 financial years.

All LTI awards were granted, at Mr Knox's election, as either Share Acquisition Rights ("SARs") (under SESPP) or options (under SESOP).

SARs and options were granted at no cost to the CEO, with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

The CEO Performance Award operates on the same terms as the performance-based LTI granted to other Senior Executives described below, that is, it is subject to performance hurdles based on the Company's Total Shareholder Return ("TSR") relative to the ASX 100 over a three-year performance period. The Board believes the chosen performance hurdles effectively align the CEO's interests with that of the Company's shareholders, as TSR is a fair measure of shareholder returns and the ASX 100 represents the companies in which most of the Company's shareholders could invest as an alternative to Santos.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

As the CEO Performance Award forms part of the CEO's remuneration for each of the 2008, 2009 and 2010 financial years, it is divided into three tranches as follows:

Tranche 1: Tested over the period from 1 January 2008 to 31 December 2010;
Tranche 2: Tested over the period from 1 January 2009 to 31 December 2011;
Tranche 3: Tested over the period from 1 January 2010 to 31 December 2012.

The following numbers of SARs and options were granted to the CEO in 2008:

	SARs	Options
Performance Award (F1)	–	64,992
Deferred Award (F2)	–	21,837
CEO Performance Award:		
Tranche 1 (F3)	35,973	94,193
Tranche 2 (F4)	50,403	131,976
Tranche 3 (F5)	50,403	131,976
Total	136,779	444,974

Depending on Santos' relative TSR over the applicable performance period, each tranche of the CEO Performance Award will vest in accordance with the following schedule:

TSR percentile ranking	% of grant vesting
< 50th percentile	0%
= 50th percentile	37.5%
51st to 75th percentile	39% to 75%
76th to 100th percentile	76% to 100%

Full vesting of the CEO Performance Award will only occur where Santos' TSR growth over the performance period exceeds that of all other companies in the comparator group, and therefore requires exceptional performance.

There is no re-testing of the performance conditions. SARs or options which remain unvested following testing of the performance condition will lapse.

Upon vesting of SARs, ordinary shares in Santos will automatically be allocated to Mr Knox. These shares will be subject to restrictions until the earlier of 10 years from the grant date, cessation of employment, or the date at which the Board approves, at Mr Knox's request, the removal of the restrictions. Options may be exercised at any time between the vesting date and the expiry date (27 July 2018), subject to payment of the exercise price of $17.36 per option (being the volume weighted average price in the week up to and including the grant date).

During the financial year, the Company granted 444,974 options over unissued shares to the CEO as set out below:

	2008		2007	
	Weighted average exercise price $	**Number**	Weighted average exercise price $	Number
Outstanding at the beginning of the year	**-**	**-**	–	–
Granted during the year	**16.98**	**444,974**	–	–
Outstanding at the end of the year	**16.98**	**444,974**	–	–
Exercisable at the end of the year	**-**	**-**	–	–

The options outstanding at 31 December 2008 have an exercise price in the range of $15.39 to $17.36, and a weighted average contractual life of ten years.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

During the year no options were exercised (2007: nil).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

	2008					2007
	Performance Award	Deferred Award	CEO Performance Awards			
Option grant	**F1**	**F2**	**F3**	**F4**	**F5**	
Fair value at grant date ($)	**5.25**	**7.30**	**5.77**	**4.22**	**4.29**	–
Share price on grant date ($)	**17.71**	**17.71**	**17.40**	**17.40**	**17.40**	–
Exercise price ($)	**15.39**	**15.39**	**17.36**	**17.36**	**17.36**	–
Expected volatility (weighted average, % pa)	**30.7**	**30.7**	**30.9**	**30.9**	**30.9**	–
Option life (weighted average)	**10 years**	**10 years**	**10 years**	**10 years**	**10 years**	–
Expected dividends (% pa)	**2.3**	**2.3**	**2.3**	**2.3**	**2.3**	–
Risk-free interest rate (based on Australian government bond yields) (% pa)	**6.29**	**6.29**	**6.05**	**6.05**	**6.05**	–

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

During the financial year, the Company granted 136,779 SARs to the CEO as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs 2008	2007
Outstanding at the beginning of the year	**–**	–
Granted during the year	**136,779**	–
Outstanding at the end of the year	**136,779**	–
Exercisable at the end of the year	**–**	–

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

	2008 CEO Performance Award			2007
SARs grant	**F3**	**F4**	**F5**	
Fair value at grant date ($)	**13.82**	**8.60**	**8.41**	–
Share price on grant date ($)	**17.40**	**17.40**	**17.40**	–
Exercise price ($)	**–**	**–**	**–**	–
Expected volatility (weighted average, % pa)	**30.9**	**30.9**	**30.9**	–
Right life (weighted average)	**10 years**	**10 years**	**10 years**	–
Expected dividends (% pa)	**2.3**	**2.3**	**2.3**	–
Risk-free interest rate (based on Australian government bond yields) (% pa)	**6.05**	**6.05**	**6.05**	–

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

Former CEO

Mr J C Ellice-Flint retired on 25 March 2008. Consistent with the terms of his service agreement, 2,312,500 of Mr Ellice-Flint's options which had not previously vested, were vested and became exercisable upon cessation of his employment.

Each option entitles Mr Ellice-Flint to acquire one fully paid ordinary share in the Company at a predetermined price, subject to satisfaction of vesting conditions. The grant size is determined by reference to the median grant size given to executives in similar roles in comparable companies.

No options have been granted to Mr Ellice-Flint since 2006.

At the 2006 AGM, shareholder approval was given for the grant of three tranches of options to Mr Ellice-Flint as follows:

Tranche	Number of options	Performance period
1	500,000	4 May 2006 – 26 August 2007
2	1,000,000	4 May 2006 – 26 August 2008
3	1,000,000	4 May 2006 – 26 August 2009

At 31 December 2008, the 2,500,000 options are on issue, and are exercisable. The exercise price for the options granted is $11.36, being the volume weighted average price in the ten days up to and including 9 March 2006 as approved by shareholders on 4 May 2006. The options have a contractual life of ten years.

Eligible senior executives – SARs and options

During 2008, the Company made equity grants to its Senior Executives as the LTI component of their remuneration for 2008. The grants comprised:

- a performance-based component, equal to 71% of the total grant value ("Performance Award"); and
- a service-based component, equal to 29% of the total grant value ("Deferred Award").

For the Performance Award, an additional 50% of the award was added to the standard grant for Relative TSR performance above the 75th percentile, up to the 100th percentile of the comparator group. Consistent with its remuneration philosophy, the Board believes it is appropriate to provide executives with an additional incentive to strive for exceptional performance, recognising that executives will only benefit from the additional 50% where Santos achieves a ranking in the top quartile of its comparator group. Executives will only receive the full benefit of this additional component where Santos outperforms every other company in the comparator group in delivering superior returns to shareholders.

Both the Performance Award and the Deferred Award were delivered, at the executive's election, in the form of either SARs (under the SESPP) or options (under the SESOP).

SARs and options were granted at no cost to the executives with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

Vesting details of the Performance Award and the Deferred Award are summarised below:

Performance Award

Vesting period	1 January 2008 to 31 December 2010.
Vesting condition	Vesting of the Performance Award is based on relative TSR against ASX 100 companies as at 1 January 2008.
Vesting schedule	**Relative TSR condition** ***Santos TSR percentile ranking*** — ***% of grant vesting*** < 50th percentile — 0% = 50th percentile — 50% 51st to 75th percentile — 52% to 100% 76th to 100th percentile — 102% to 150%
Exercise price	$15.39 for options, being the volume weighted average price in the week up to and including the grant date of 3 May 2008. SARs have no exercise price.
Expiry/lapse	Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. There is no re-testing of the performance conditions if they are not satisfied.

Deferred Award

Vesting period	3 May 2008 to 2 May 2011.
Vesting condition	Vesting of the Deferred Award is based on continuous service to 2 May 2011, or three years from the grant date.
Vesting schedule	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
Exercise price	As for Performance Award.
Expiry/lapse	As for Performance Award.

Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable.

Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.

During the financial year, the Company granted 880,533 options over unissued shares as set out below:

	2008 Weighted average exercise price $	**2008** Number	2007 Weighted average exercise price $	2007 Number
Outstanding at the beginning of the year	**10.27**	**2,078,728**	8.76	2,448,826
Granted during the year	**15.39**	**880,533**	13.82	421,200
Forfeited during the year	**9.71**	**(460,385)**	8.75	(335,900)
Exercised during the year	**8.41**	**(303,583)**	6.57	(455,398)
Outstanding at the end of the year	**12.70**	**2,195,293**	10.27	2,078,728
Exercisable at the end of the year	**8.14**	**232,300**	7.23	180,128

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

The options outstanding at 31 December 2008 have an exercise price in the range of $6.95 to $15.39, and a weighted average contractual life of 9.88 years.

During the year 303,583 options were exercised (2007: 455,398). The weighted average share price at the dates of exercise was $17.81 (2007: $13.96).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The amounts recognised in the financial statements of the Group and the Company in relation to executive share options exercised during the financial year were:

	Consolidated		**Santos Ltd**	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Issued ordinary share capital	**2.5**	3.0	**2.5**	3.0

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

	2008		2007		
	Performance Award	**Deferred Award**	Performance Award	Growth Award	
Option grant	**F1**	**F2**	E1	GA1	GA2
Fair value at grant date ($)	**5.25**	**7.30**	3.32	3.87	1.97
Share price on grant date ($)	**17.71**	**17.71**	13.94	13.94	13.25
Exercise price ($)	**15.39**	**15.39**	14.14	14.14	12.81
Expected volatility (weighted average, % pa)	**30.7**	**30.7**	24.2	24.2	23.9
Option life (weighted average)	**10 years**	**10 years**	10 years	10 years	10 years
Expected dividends (% pa)	**2.3**	**2.3**	3.5	3.5	3.5
Risk-free interest rate (based on government bond yields):					
Australia (% pa)	**6.29**	**6.29**	6.26	6.26	6.26
United States (% pa)	**n/a**	**n/a**	5.00	n/a	n/a
United Kingdom (% pa)	**n/a**	**n/a**	5.36	n/a	n/a

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

During the financial year, the Company granted 241,668 SARs to eligible senior executives as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs	
	2008	2007
Outstanding at the beginning of the year	**1,365,800**	758,900
Granted during the year	**241,668**	880,000
Forfeited during the year	**(236,426)**	(273,100)
Vested during the year	**(141,330)**	–
Outstanding at the end of the year	**1,229,712**	1,365,800
Exercisable at the end of the year	**–**	–

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAMME (CONTINUED)

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

	2008		2007		
	Performance Award	**Deferred Award**	Performance Award		Growth Award
SARs grant	**F1**	**F2**	E1	E2	GA1
Fair value at grant date ($)	**11.23**	**16.73**	9.95	9.16	12.78
Share price on grant date ($)	**17.71**	**17.71**	13.94	13.25	13.94
Exercise price ($)	**–**	**–**	–	–	–
Expected volatility (weighted average, % pa)	**30.7**	**30.7**	24.2	23.9	24.2
Right life (weighted average)	**10 years**	**10 years**	10 years	10 years	10 years
Expected dividends (% pa)	**2.3**	**2.3**	3.5	3.5	3.5
Risk-free interest rate (based on government bond yields):					
Australia (% pa)	**6.29**	**6.29**	6.26	6.26	6.26
United States (% pa)	**n/a**	**n/a**	5.00	4.55	n/a
United Kingdom (% pa)	**n/a**	**n/a**	5.36	5.75	n/a

The amounts recognised in the income statements of the Group and the Company during the financial year in relation to equity grants issued under the Executive Long-term Incentive Programme were:

	Consolidated		**Santos Ltd**	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses:				
CEO share options	**0.3**	–	**0.3**	–
CEO SARs	**0.3**	–	**0.3**	–
Former CEO share options	**1.7**	1.9	**1.7**	1.9
Executive share options	**1.7**	0.7	**1.7**	0.7
Executive SARs	**4.3**	2.6	**4.3**	2.6
	8.3	5.2	**8.3**	5.2

Eligible senior executives – Shares

No shares have been issued under the executive long-term incentive component of the SESPP since 2004. At 31 December 2008, the total number of shares acquired under the executive long-term incentive component of the Plan since its commencement was 220,912.

The shares allocated pursuant to the SESPP were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined below) and the trustee was funded by the Company to subscribe for the shares.

In general the shares were restricted for a period of one year from the date of allotment. If a participating executive ceased employment during this period, the Board in its discretion could determine that a lesser restriction on transfer and dealing applied, having regard to the circumstances of the cessation. The shares can remain on trust for up to ten years from the date of allotment, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are held on trust.

31. SHARE-BASED PAYMENT PLANS (CONTINUED)

(C) LEGACY PLAN – SANTOS EXECUTIVE SHARE PLAN

The Santos Executive Share Plan operated between 1987 and 1997, when it was discontinued. Under the terms of the Plan, shares were issued as partly paid to one cent. While partly paid, the Plan shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. After a "vesting" period, calls could be made for the balance of the issue price of the shares, which varied between $2.00 and the market price of the shares on the date of the call being made. Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990.

At the beginning of the financial year there were 88,000 Plan shares on issue. During the financial year no Plan shares were fully paid and no aggregate proceeds were received by the Company. As at 31 December 2008 there were 88,000 Plan shares outstanding.

(D) NON-EXECUTIVE DIRECTOR ("NED") SHARE PLAN

In accordance with shareholder approval given at the 2007 Annual General Meeting, the Non-executive Director ("NED") Share Plan was introduced in July 2007. Participation in the NED Share Plan is voluntary and all present and future Non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

In 2008, 33,356 shares (2007: 14,847) were allocated to participating Directors as follows:

Date	Number of shares	Price per share
4 April 2008	7,376	14.8361
3 July 2008	6,590	20.7745
7 October 2008	8,566	17.8867
30 December 2008	10,824	14.1676

The amounts recognised in the financial statements of the Group and the Company in relation to the NED Share Plan during the year were:

	Consolidated		Santos Ltd	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses	**0.5**	0.2	**0.5**	0.2
Issued ordinary share capital	**0.5**	0.2	**0.5**	0.2

32. KEY MANAGEMENT PERSONNEL DISCLOSURES

(A) KEY MANAGEMENT PERSONNEL COMPENSATION

	Consolidated 2008	Consolidated 2007	Santos Ltd 2008	Santos Ltd 2007
Short-term employee benefits	**10.4**	10.7	**10.4**	10.7
Post-employment benefits	**1.7**	1.8	**1.7**	1.8
Other long-term benefits	**0.2**	0.1	**0.2**	0.1
Termination benefits	**2.7**	–	**2.7**	–
Share-based payment	**4.6**	3.3	**4.6**	3.3
	19.6	15.9	**19.6**	15.9

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL

Options and rights holdings

The movement during the reporting period in the number of rights and options over ordinary shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2008

Name	Balance at beginning of the year	Granted [1,2,3,4]	Options exercised/rights vested [5]	Other changes [6]	Balance at end of the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options								
Directors								
Ellice-Flint, John Charles	2,500,000	–	–	(2,500,000)	–	2,500,000	2,500,000	–
Knox, David John Wissler	100,000	444,974	–	–	544,974	–	–	–
Executives								
Anderson, John Hugh	105,244	45,537	(12,744)	(14,400)	123,637	14,400	14,400	–
Baulderstone, James Leslie	50,000	41,678	–	–	91,678	–	–	–
Brown, Trevor John	109,400	43,017	–	(14,400)	138,017	29,000	29,000	–
Eames, Martyn Edward James	50,000	53,667	–	(25,000)	78,667	25,000	25,000	–
Kennett, Roger Maxwell	–	–	–	–	–	–	–	–
Macfarlane, Mark Stuart	63,700	44,982	–	–	108,682	–	–	–
Wasow, Peter Christopher	–	–	–	–	–	–	–	–
Wilkinson, Richard John	–	–	–	–	–	–	–	–
Total	2,978,344	673,855	(12,744)	(2,553,800)	1,085,655	2,568,400	2,568,400	–
Rights								
Directors								
Knox, David John Wissler	50,000	136,779	–	–	186,779	–	–	–
Executives								
Anderson, John Hugh	27,000	–	–	–	27,000	–	–	–
Baulderstone, James Leslie	24,600	–	–	–	24,600	–	–	–
Brown, Trevor John	27,200	–	–	–	27,200	–	–	–
Eames, Martyn Edward James	71,500	–	(9,800)	(9,800)	51,900	–	–	–
Kennett, Roger Maxwell	38,000	17,668	(4,500)	(4,500)	46,668	–	–	–
Macfarlane, Mark Stuart	36,600	–	(4,800)	(4,800)	27,000	–	–	–
Wasow, Peter Christopher	83,600	23,220	(11,800)	(11,800)	83,220	–	–	–
Wilkinson, Richard John	62,100	18,115	(8,850)	(8,850)	62,515	–	–	–
Total	420,600	195,782	(39,750)	(39,750)	536,882	–	–	–

1 *With the exception of Mr D J W Knox, options granted to executives in the current year were granted on 3 May 2008, have an expiration date of 2 May 2018 and an exercise price of $15.39. At the date of grant, the options granted have a fair value of $5.25 per option (174,613 options) and $7.30 per option (54,268 options). The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2011.*

2 *Options granted to Mr D J W Knox in the current year were granted as follows:*
   (i) Executive grant on 3 May 2008: expiration date of 2 May 2018, exercise price of $15.39, fair value per option on the date of grant of $5.25 (for 64,992 options) and $7.30 (for 21,837 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2011.
   (ii) CEO grant on 28 July 2008, tranche 1: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $5.83 per option (94,193 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2011.
   (iii) CEO grant on 28 July 2008, tranche 2: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $4.25 per option (131,976 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2012.
   (iv) CEO grant on 28 July 2008, tranche 3: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $4.32 per option (131,976 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2013.
   The options were provided at no cost to Mr D J W Knox.

3 *With the exception of Mr D J W Knox, SARs granted to executives in the current year were granted on 3 May 2008, have an expiration date of 2 May 2018, and vest with the recipient for no consideration. At the date of grant, 44,430 of the SARs granted have a fair value of $11.23 per SAR, and 14,573 of the SARs granted have a fair value of $16.73 per SAR.*

4 *SARs granted to Mr D J W Knox in the current year were granted on 28 July 2008, have an expiration date of 27 July 2018, and vest with Mr D J W Knox for no consideration. At the date of grant, the SARs granted have a fair value of $14.07 per SAR (35,973 SARs), $8.65 (50,403 SARs) and $8.44 (50,403 SARs).*

5 *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

6 *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 31(B).

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2007

Name	Balance at beginning of the year	Granted [1,2,3,4]	Options exercised/ rights vested [5]	Other changes [6]	Balance at end of the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options								
Directors								
Ellice-Flint, John Charles	2,500,000	–	–	–	2,500,000	125,000	125,000	–
Executives								
Anderson, John Hugh	134,044	–	–	(28,800)	105,244	12,744	12,744	–
Baulderstone, James Leslie	–	50,000	–	–	50,000	–	–	–
Brown, Trevor John	184,769	–	(46,369)	(29,000)	109,400	14,500	14,500	–
Eames, Martyn Edward James	50,000	–	–	–	50,000	–	–	–
Kennett, Roger Maxwell	–	–	–	–	–	–	–	–
Knox, David John Wissler	–	100,000	–	–	100,000	–	–	–
Macfarlane, Mark Stuart	63,700	–	–	–	63,700	–	–	–
Wasow, Peter Christopher	–	–	–	–	–	–	–	–
Wilkinson, Richard John	–	–	–	–	–	–	–	–
Young, Jonathon Terence	93,200	–	–	–	93,200	–	–	–
Total	3,025,713	150,000	(46,369)	(57,800)	3,071,544	152,244	152,244	–
Rights								
Executives								
Anderson, John Hugh	–	27,000	–	–	27,000	–	–	–
Baulderstone, James Leslie	–	24,600	–	–	24,600	–	–	–
Brown, Trevor John	–	27,200	–	–	27,200	–	–	–
Eames, Martyn Edward James	39,500	32,000	–	–	71,500	–	–	–
Kennett, Roger Maxwell	28,800	18,200	–	(9,000)	38,000	–	–	–
Knox, David John Wissler	–	50,000	–	–	50,000	–	–	–
Macfarlane, Mark Stuart	19,200	27,000	–	(9,600)	36,600	–	–	–
Wasow, Peter Christopher	70,200	37,000	–	(23,600)	83,600	–	–	–
Wilkinson, Richard John	51,600	28,200	–	(17,700)	62,100	–	–	–
Young, Jonathon Terence	52,000	39,000	–	(26,000)	65,000	–	–	–
Total	261,300	310,200	–	(85,900)	485,600	–	–	–

1 *With the exception of Mr D J W Knox, options were granted to executives on 1 July 2007, have an expiration date of 1 July 2017 and an exercise price of $14.14. At the date of grant, the options granted have a fair value of $3.32 per option. The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2010.*

2 *Options were granted to Mr D J W Knox on 3 September 2007, have an expiration date of 3 September 2017 and an exercise price of $12.81. At the date of grant, all of the options granted have a fair value of $1.97 per option. The options were provided at no cost to Mr D J W Knox. Providing vesting conditions are met, all of the options are exercisable no earlier than 3 September 2010.*

3 *With the exception of Mr D J W Knox, SARs were granted to executives on 1 July 2007, have an expiration date of 1 July 2017, and vest with the recipient for no consideration. At the date of grant, 130,100 of the SARs granted have a fair value of $9.95 per SAR, and 130,100 of the SARs granted have a fair value of $12.78 per SAR.*

4 *SARs were granted to Mr D J W Knox on 3 September 2007, have an expiration date of 3 September 2017, and vest with Mr D J W Knox for no consideration. At the date of grant, all of the SARs granted have a fair value of $9.16 per SAR.*

5 *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

6 *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 31(B).

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

Share holdings

The movement during the reporting period in the number of shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2008

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes[1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Borda, Kenneth Charles	35,207	–	–	–	–	9,965	45,172	–
Coates, Peter Roland	–	–	–	–	–	7,440	7,440	–
Dean, Kenneth Alfred	4,145	–	–	–	–	2,723	6,868	–
Ellice-Flint, John Charles	4,113,344	–	–	–	–	(4,113,344)	–	–
Franklin, Roy Alexander	–	–	–	–	–	–	–	–
Gerlach, Stephen	49,210	–	–	–	–	5,154	54,364	–
Harding, Richard Michael	608	–	–	–	–	1,149	1,757	–
Knox, David John Wissler	–	–	–	–	–	–	–	–
Sloan, Judith	10,639	–	–	–	–	9,496	20,135	–
Executives								
Anderson, John Hugh	6,243	–	12,744	–	–	31	19,018	–
Baulderstone, James Leslie	–	–	–	–	–	–	–	–
Brown, Trevor John	246,369	–	–	–	–	–	246,369	–
Eames, Martyn Edward James	–	–	–	9,800	–	–	9,800	–
Kennett, Roger Maxwell	59,795	–	–	4,500	–	–	64,295	–
Macfarlane, Mark Stuart	3,204	–	–	4,800	–	–	8,004	–
Wasow, Peter Christopher	27,934	–	–	11,800	–	–	39,734	–
Wilkinson, Richard John	21,441	–	–	8,850	–	–	30,291	–
Total	4,578,139	–	12,744	39,750	–	(4,077,386)	553,247	–
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	–	–	–	–	(225)	–	–
Sloan, Judith	195	–	–	–	–	–	195	–
Executives								
Kennett, Roger Maxwell	165	–	–	–	–	–	165	–
Total	585	–	–	–	–	(225)	360	–

1 *Other changes include:*
(i) Non-executive Director ("NED") Share Plan and Dividend Reinvestment Plan ("DRP") share allocations.
(ii) Removal of Mr J C Ellice-Flint's equity holding from the key management personnel disclosure as a result of his ceasing to be a Director of the Company on 25 March 2008.

32. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2007

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes[1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Borda, Kenneth Charles	–	–	–	–	–	35,207	35,207	–
Dean, Kenneth Alfred	3,000	–	–	–	–	1,145	4,145	–
Ellice-Flint, John Charles	4,037,940	–	–	–	–	75,404	4,113,344	–
Franklin, Roy Alexander	–	–	–	–	–	–	–	–
Gerlach, Stephen	44,880	–	–	–	–	4,330	49,210	–
Harding, Richard Michael	–	–	–	–	–	608	608	–
Sloan, Judith	5,000	–	–	–	–	5,639	10,639	–
Executives								
Anderson, John Hugh	6,175	–	–	–	–	68	6,243	–
Baulderstone, James Leslie	–	–	–	–	–	–	–	–
Brown, Trevor John	200,000	–	46,369	–	–	–	246,369	–
Eames, Martyn Edward James	–	–	–	–	–	–	–	–
Kennett, Roger Maxwell	59,795	–	–	–	–	–	59,795	–
Knox, David John Wissler	–	–	–	–	–	–	–	–
Macfarlane, Mark Stuart	3,204	–	–	–	–	–	3,204	–
Wasow, Peter Christopher	27,934	–	–	–	–	–	27,934	–
Wilkinson, Richard John	21,441	–	–	–	–	–	21,441	–
Young, Jonathon Terence	280,183	–	–	–	–	(100,000)	180,183	–
Total	4,689,552	–	46,369	–	–	22,401	4,758,322	–
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	–	–	–	–	–	225	–
Sloan, Judith	195	–	–	–	–	–	195	–
Executives								
Kennett, Roger Maxwell	165	–	–	–	–	–	165	–
Total	585	–	–	–	–	–	585	–

1 Other changes include Non-executive Director ("NED") Share Plan and Dividend Reinvestment Plan ("DRP") share allocations.

(C) LOANS TO KEY MANAGEMENT PERSONNEL

There have been no loans made, guaranteed or secured, directly or indirectly, by the Group or any of its subsidiaries at any time throughout the year with any key management person, including their related parties.

33. RELATED PARTIES

Identity of related parties

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 6 as to interest charged to/by controlled entities;
Note 10 as to tax related balances and other amounts owing by controlled entities and other related entities;
Notes 20 and 21 as to amounts owing to controlled entities;
Note 21 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 22 as to Non-executive Directors' retirement benefits;
Notes 18 and 26 as to investments in controlled entities;
Note 28 as to interests in joint ventures; and
Note 32 as to disclosures relating to key management personnel.

	Consolidated		Santos Ltd	
34. REMUNERATION OF AUDITORS	**2008 $000**	2007 $000	**2008 $000**	2007 $000
The auditor of Santos Ltd is Ernst & Young.				
Amounts received or due and receivable by Ernst & Young (Australia):				
An audit or review of the financial report of the entity and any other entity in the consolidated group	**1,061**	1,181	**813**	827
Other assurance services	**368**	244	**292**	183
Other services:				
Taxation	**5**	–	**4**	–
Other	**38**	–	**38**	–
	1,472	1,425	**1,147**	1,010
Amounts received or due and receivable by overseas related practices of Ernst & Young (Australia) for:				
External audit	**122**	–	**–**	–
Assurance	**20**	–	**–**	–
Taxation	**33**	15	**–**	–
Other services	**4**	–	**–**	–
	179	15	**–**	–
Amounts received or due and receivable by overseas non-Ernst & Young audit firm for:				
Audit of financial reports for subsidiaries incorporated in Papua New Guinea	**62**	–	**–**	–
Amounts received or due and receivable by related Australian practice of non-Ernst & Young audit firm for:				
Assurance	**60**	–	**42**	–
Taxation	**297**	–	**69**	–
Other services	**190**	–	**133**	–
	547	–	**244**	–

35. COMMITMENTS FOR EXPENDITURE

	Consolidated		Santos Ltd	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
The Group has the following commitments for expenditure:				
(A) CAPITAL COMMITMENTS				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements, payable:				
Not later than one year	**330.4**	324.2	**109.1**	199.1
Later than one year but not later than five years	**150.2**	89.0	**22.8**	53.8
Later than five years	**3.7**	–	**–**	–
	484.3	413.2	**131.9**	252.9

Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 36 for further details).

(B) MINIMUM EXPLORATION COMMITMENTS

Minimum exploration commitments for which no amounts have been provided in the financial statements or capital commitments, payable:				
Not later than one year	**269.6**	350.1	**3.8**	46.2
Later than one year but not later than five years	**162.2**	185.4	**9.3**	10.6
Later than five years	**–**	29.1	**–**	–
	431.8	564.6	**13.1**	56.8

The Group has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

(C) OPERATING LEASE COMMITMENTS

Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**94.0**	92.2	**38.4**	38.7
Later than one year but not later than five years	**167.3**	204.5	**67.9**	81.1
Later than five years	**49.1**	52.8	**46.0**	34.2
	310.4	349.5	**152.3**	154.0

The Group leases floating production, storage and offtake facilities, floating storage offloading facilities and mobile offshore production units under operating leases. The leases typically run for a period of four to six years, and may have an option to renew after that time.

The Group also leases building office space and a warehouse under operating leases. The leases are generally for a period of ten years, with an option to renew the lease after that date. The lease payments typically increase by 5.0% per annum.

During the year ended 31 December 2008 the Group recognised $88.4 million (2007: $59.3 million) as an expense in the income statement in respect of operating leases.

35. COMMITMENTS FOR EXPENDITURE (CONTINUED)	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
(D) FINANCE LEASE COMMITMENTS				
Finance lease commitments are payable as follows:				
Not later than one year	**0.5**	–	**0.5**	–
Later than one year but not later than five years	**1.4**	–	**1.4**	–
Later than five years	**1.3**	–	**1.3**	–
Total minimum lease payments	**3.2**	–	**3.2**	–
Less amounts representing finance charges	**(1.5)**	–	**(1.5)**	–
Present value of minimum lease payments	**1.7**	–	**1.7**	–

The Group has finance leases for various items of plant and equipment with a carrying amount of $3.2 million (2007: $nil) for both the Group and the Company. The leases generally have terms of between three to twelve years with no escalation clauses and no option to renew. Title to the assets passes to the Group at the expiration of the relevant lease periods.

(E) COMMITMENT ON REMOVAL OF SHARE CAP

Pursuant to a Deed of Undertaking to the Premier of South Australia dated 16 October 2006 and as a consequence of the enactment of the *Santos Limited (Deed of Undertaking) Act 2007* on 29 November 2007, Santos has agreed to:

- Continue to make payments under its existing Social Responsibility and Community Benefits Programme specified in the Deed totalling $60.0 million over a ten-year period from the date the legislation was enacted. As at 31 December 2008, approximately $52.9 million remains to be paid over the next nine years.
- Continue to maintain the South Australian Cooper Basin asset's Head Office and Operational Headquarters together with other roles in South Australia for ten years subsequent to the date the legislation was enacted. At 31 December 2008, if this condition had not been met, the Company would have been liable to pay approximately $90.0 million to the State Government of South Australia.

Santos is required to make these payments only if the State Government of South Australia does not reintroduce a shareholder cap on the Company's shares or introduce any other restriction on or in respect of the Company's Board or senior management which have an adverse discriminatory effect in their application to the Company relative to other companies domiciled in South Australia.

	Consolidated 2008 $million	Consolidated 2007 $million	Santos Ltd 2008 $million	Santos Ltd 2007 $million
(F) REMUNERATION COMMITMENTS				
Commitments for the payment of salaries and other remuneration under the long-term employment contracts in existence at the reporting date but not recognised in liabilities, payable:				
Not later than one year	**6.6**	8.2	**6.6**	8.2

Amounts included as remuneration commitments include commitments arising from the service contracts of Directors and executives referred to in the Remuneration Report of the Directors' Report that are not recognised as liabilities and are not included in the compensation of key management personnel.

36. CONTINGENT LIABILITIES	Consolidated 2008 $million	2007 $million	Santos Ltd 2008 $million	2007 $million
The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.				
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
The Group:				
Performance guarantees	**28.7**	23.2	**10.3**	10.2
Actual and possible legal claims and proceedings	**17.3**	12.1	**2.6**	2.4
The Group's share of contingent liabilities of joint venture operations:				
Performance guarantees	**13.0**	5.8	**2.9**	2.9
Litigation and proceedings	**4.5**	–	**1.8**	–
	63.5	41.1	**17.6**	15.5

Legal advice in relation to the actual and possible legal claims and proceedings referred to above indicates that on the basis of available information, any liability in respect of these claims is unlikely to exceed $13.7 million on a consolidated basis.

A number of the Australian interests of the Group are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the Group's asset base. Compliance with the "future act" provisions of the *Native Title Act 1993* (Cth) can delay the grant of mineral and petroleum tenements and consequently impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 21.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding and performance obligations of a number of subsidiary companies, relating to:

- a floating storage and offloading facilities agreement for the Sampang PSC;
- a mobile offshore production unit agreement for the Madura PSC;
- performance obligations under production sharing contracts; and

(b) a subsidiary company's obligations to meet distribution charges for gas retail customers.

A subsidiary company has provided a letter of performance guarantee in respect of the performance obligations of its subsidiary company relating to a production sharing contract.

A subsidiary company has provided a letter of comfort in respect of payment obligations of associated entities.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is $245.8 million.

Varanus Island incident

A pipeline rupture and subsequent fire at Varanus Island on 3 June 2008 damaged gas processing and export facilities. As a result, total production ceased both from the East Spar Joint Venture (processing and exporting gas from the John Brookes gas field) and the Harriet Joint Venture (processing and exporting gas from various Harriet fields). Santos (BOL) Pty Ltd, a controlled entity of Santos Ltd, has a 45% interest in the John Brookes gas field and the East Spar Joint Venture. Partial production by the East Spar Joint Venture recommenced on 6 August 2008, but Santos (BOL) Pty Ltd remains unable to meet the entirety of its firm gas commitments to customers under its various Gas Sales Agreements, and continues to rely on the force majeure provisions of those Agreements. It is too early to provide an estimate of the costs of managing and responding to the incident, or the potential liability (if any) to third party claims under Gas Sales Agreements or otherwise as a result of the incident.

36. CONTINGENT LIABILITIES (CONTINUED)

Sidoarjo mudflow incident

On 11 December 2008, Santos Brantas Pty Ltd ("Santos Brantas") announced that it had agreed to transfer its 18% minority interest in the Brantas Production Sharing Contract ("Brantas PSC") in Indonesia to Minarak Labuan Co (L) Ltd ("Minarak"), a company associated with Lapindo Brantas Inc ("Lapindo") which is the operator and majority owner of the Brantas PSC.

The transfer was approved by BPMIGAS, the relevant regulatory body of the Indonesian government.

The Brantas PSC includes the Banjar-Panji 1 onshore exploration well in Sidoarjo, the site of a major mudflow incident which commenced in May 2006.

Santos Brantas will pay US$22.5 million to Minarak, (US$20.0 million paid at the date of this report) with these funds to be used to support the long-term mud management programme. Santos Brantas and its related parties received a release from each of its former Brantas PSC participants and Minarak. The release covers any past, present or future claims that any of those parties may have against Santos in relation to the Brantas PSC or otherwise in connection with the incident.

The transaction does not remove possible third party claims directly against Santos Brantas. Whilst it is possible that Santos Brantas could be subjected to such claims in the future, it believes it would be able to successfully defend those claims, if ever made.

37. DEED OF CROSS GUARANTEE

Pursuant to Class Order 98/1418, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order the Company and each of the listed subsidiaries ("the Closed Group") have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company has guaranteed to pay any deficiency in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. The subsidiaries have also given a similar guarantee in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

- Alliance Petroleum Australia Pty Ltd
- Bridge Oil Developments Pty Limited
- Reef Oil Pty Ltd
- Santos (BOL) Pty Ltd
- Santos Darwin LNG Pty Ltd
- Santos (NARNL Cooper) Pty Ltd (became a party to the Deed on 28 November 2008)
- Santos Offshore Pty Ltd
- Santos Petroleum Management Pty Ltd
- Santos Petroleum Pty Ltd
- Santos QNT Pty Ltd
- Santos QNT (No. 1) Pty Ltd
- Santos QNT (No. 2) Pty Ltd
- Vamgas Pty Ltd

37. DEED OF CROSS GUARANTEE (CONTINUED)

The consolidated income statement and balance sheet of the entities that are members of the Closed Group are as follows:

	Closed Group 2008 $million	Closed Group 2007 $million
Consolidated income statement		
Profit before tax	**324.0**	1,213.5
Income tax expense	**(154.4)**	(130.9)
Royalty related taxation expense	**(48.1)**	(90.6)
Profit after tax	**121.5**	992.0
Retained earnings at the beginning of the year	**1,556.3**	1,218.9
Adjustment to retained earnings for company added to Deed during the year	**130.6**	–
Adjustment to retained earnings on initial adoption of Interpretation 1003 *Australian Petroleum Resource Rent Tax*	**-**	(164.4)
Dividends to shareholders	**(286.3)**	(268.6)
Share buy-back	**(245.0)**	(231.2)
Share-based payment transactions	**8.3**	5.2
Actuarial (loss)/gain on defined benefit plan, net of tax	**(25.5)**	4.4
Retained earnings at the end of the year	**1,259.9**	1,556.3
Consolidated balance sheet		
Current assets		
Cash and cash equivalents	**1,422.9**	46.6
Trade and other receivables	**3,023.3**	557.9
Inventories	**256.3**	215.7
Other	**2.7**	5.6
Total current assets	**4,705.2**	825.8
Non-current assets		
Receivables	**30.7**	61.5
Exploration and evaluation assets	**208.8**	169.7
Oil and gas assets	**4,172.1**	3,725.7
Other land, buildings, plant and equipment	**109.7**	107.4
Other investments	**2,507.7**	2,672.8
Deferred tax assets	**179.8**	8.0
Other	**-**	5.9
Total non-current assets	**7,208.8**	6,751.0
Total assets	**11,914.0**	7,576.8
Current liabilities		
Trade and other payables	**757.8**	507.6
Deferred income	**50.0**	11.9
Interest-bearing loans and borrowings	**0.6**	–
Current tax liabilities	**623.8**	28.7
Provisions	**38.4**	43.2
Total current liabilities	**1,470.6**	591.4
Non-current liabilities		
Deferred income	**6.3**	8.8
Interest-bearing loans and borrowings	**5,560.4**	2,294.8
Deferred tax liabilities	**370.5**	340.0
Provisions	**707.0**	463.1
Total non-current liabilities	**6,642.2**	3,106.7
Total liabilities	**8,114.8**	3,698.1
Net assets	**3,799.2**	3,878.7
Equity		
Issued capital	**2,530.8**	2,331.6
Reserves	**8.5**	(9.2)
Retained earnings	**1,259.9**	1,556.3
Total equity	**3,799.2**	3,878.7

38. FINANCIAL RISK MANAGEMENT

Exposure to foreign currency risk, interest rate risk, commodity price risk, credit risk, and liquidity risk arises in the normal course of the Group's business. The Group's overall financial risk management strategy is to seek to ensure that the Group is able to fund its business plans. Derivative financial instruments may be used to hedge exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices.

The Group uses various methods to measure the types of risk to which it is exposed. These methods include Cash Flow at Risk analysis in the case of interest rate, foreign exchange and commodity price risk, and ageing analysis for credit risk.

Financial risk management is carried out by a central treasury department ("Treasury") under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(A) FOREIGN CURRENCY RISK

Foreign exchange risk arises from commercial transactions and recognised assets and liabilities that are denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting and Cash Flow at Risk analysis.

The Group is exposed to foreign currency risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to economically hedge this foreign currency risk, the Group has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

All US dollar denominated borrowings of AUD functional currency companies (2008: US$1,140.6 million; 2007: US$1,155.8 million) are either designated as a hedge of US dollar denominated investments in foreign operations, or swapped using cross-currency swaps to Australian dollars in order to achieve an economic hedge. As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the income statements in 2008.

The Group's risk management policy is to hedge between 0% and 50% of forecasted cash flows in US dollars for the current financial year.

Based on the Group's net financial assets and liabilities at 31 December 2008, the following table demonstrates the estimated sensitivity to a ±10 cent movement in the US dollar exchange rate (2007: ±10 cents) with all other variables held constant, on post-tax profit and equity:

	Consolidated		Santos Ltd	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Impact on post-tax profit:				
AUD/USD +10 cents	**(0.6)**	10.6	**–**	–
AUD/USD −10 cents	**0.8**	(13.3)	**–**	–
Impact on equity:				
AUD/USD +10 cents	**(0.6)**	10.6	**–**	–
AUD/USD −10 cents	**0.8**	(13.3)	**–**	–

The above sensitivity should be used with care as the Group's financial asset and liability profile will not remain constant.

The ±10 cent sensitivity is the Group's estimate of reasonably possible changes in the US dollar exchange rate over the following financial year, based on recent volatility experienced in the market.

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(B) MARKET RISK

Cash flow and fair value interest rate risk

The Group's main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group adopts a policy of ensuring that the majority of its exposure to changes in interest rates on borrowings is on a floating rate basis. Interest rate swaps, denominated in Australian dollars and US dollars, have been entered into as fair value hedges of medium-term notes and long-term notes respectively. When transacted, these swaps have maturities ranging from one to 20 years, and align with the maturity of the related notes. At 31 December 2008, the Group had interest rate swaps with a notional contract amount of $1,302.0 million (2007: $1,067.7 million).

The net fair value of swaps at 31 December 2008 was $303.5 million (2007: $67.3 million), comprising assets of $303.5 million and liabilities of $nil. These amounts were recognised as fair value derivatives.

Based on the net debt position as at 31 December 2008, taking into account interest rates swaps, it is estimated that if interest rates changed by +0.25%/–2.0% (2007: ±1%), with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Santos Ltd	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
Impact on post-tax profit:				
Interest rates +0.25% (2007: +1%)	**(0.5)**	(11.6)	**-**	-
Interest rates –2.0% (2007: –1%)	**3.9**	11.6	**-**	-
Impact on equity:				
Interest rates +0.25% (2007: +1%)	**(0.5)**	(11.6)	**-**	-
Interest rates –2.0% (2007: –1%)	**3.9**	11.6	**-**	-

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis should be used with care.

The +0.25%/–2.0% sensitivity is the Group's estimate of reasonably possible changes in interest rates over the following financial year, based on recent interest rate trends.

Changes in interest rates over the following year may be greater or less than the +0.25%/–2.0% sensitivity employed in the estimates above.

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 31 December 2008 the Group has no open oil price swap contracts (2007: nil), and therefore is not exposed to movements in commodity prices on financial instruments. The Group continues to monitor oil price volatility and to assess the need for commodity price hedging.

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(C) CREDIT RISK

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. The majority of Santos' gas contracts are spread across major Australian energy retailers and industrial users. Contracts exist in every mainland state whilst the largest customer accounts for less than 20% of contracted gas.

The Group controls credit risk by setting minimum creditworthiness requirements of counterparties, which for banks and financial institutions is a Standard & Poor's rating of A or better.

Rating	Approved counterparties	Total credit limit $million	Total exposure * $million	Exposure range $million
AA, AA–	7	2,437.2	1,669.0	37.2 – 380.9
A+	5	663.5	542.4	10.3 – 298.3

* *Cash deposits plus accrued interest, bank account balances and the mark-to-market gain and percentage of notional value weighted by term on derivatives.*

If customers are independently rated these ratings are used, otherwise the credit quality of the customer is assessed by taking into account its financial position, past experience and other factors including credit support from a third party. Individual risk limits for banks and financial institutions are set based on external ratings in accordance with limits set by the Board. Limits for customers are determined within contract terms. The daily nomination of gas demand by customers and the utilisation of credit limits by customers is monitored by line management.

In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group does not hold collateral, nor does it securitise its trade and other receivables.

At the balance sheet date there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of default by counterparties.

The maximum exposure to credit risk is represented by the carrying amount of financial assets of the Group, excluding investments, which have been recognised on the balance sheet.

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(D) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

The following table analyses the contractual maturities of the Group's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows comprising principal and interest repayments, except for interest rate swaps. Estimated variable interest expense is based upon appropriate yield curves existing as at 31 December 2008.

	Less than 1 year $million	1 to 2 years $million	2 to 5 years $million	More than 5 years $million
Consolidated				
2008				
Non-derivative financial liabilities				
Trade and other payables	**604.8**	**–**	**–**	**–**
Obligations under finance leases	**0.5**	**0.5**	**1.0**	**1.3**
Bank loans	**54.5**	**34.1**	**82.1**	**118.7**
Commercial paper	**–**	**–**	**–**	**–**
Medium-term notes	**18.3**	**16.9**	**375.6**	**118.8**
Long-term notes	**140.5**	**259.5**	**374.5**	**1,432.4**
Derivative financial assets				
Cross-currency swap contracts	**(55.9)**	**(30.6)**	**–**	**–**
Interest rate swap contracts	**(42.4)**	**(57.9)**	**(73.7)**	**(184.1)**
	720.3	**222.5**	**759.5**	**1,487.1**
2007				
Non-derivative financial liabilities				
Trade and other payables	609.7	–	–	–
Obligations under finance leases	–	–	–	–
Bank loans	41.1	40.8	259.2	133.7
Commercial paper	65.0	–	–	–
Medium-term notes	27.8	6.5	19.6	469.5
Long-term notes	75.2	111.7	502.9	1,151.4
Derivative financial liabilities/(assets)				
Cross-currency swap contracts	12.6	11.8	7.6	–
Interest rate swap contracts	(9.5)	(21.3)	(31.9)	(27.0)
	821.9	149.5	757.4	1,727.6
Santos Ltd				
2008				
Trade and other payables	**723.0**	**–**	**–**	**–**
Obligations under finance leases	**0.5**	**0.5**	**1.0**	**1.3**
Amounts owing to controlled entities	**–**	**–**	**–**	**4,082.8**
	723.5	**0.5**	**1.0**	**4,084.1**
2007				
Trade and other payables	625.1	–	–	–
Obligations under finance leases	–	–	–	–
Amounts owing to controlled entities	–	–	–	2,478.2
	625.1	–	–	2,478.2

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance. The loans are made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(E) FAIR VALUES

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1, except for long-term notes that are not swapped to a variable interest rate, and bank borrowings, which are recognised at face value. The carrying value of these long-term notes is US$156.5 million and their fair value is estimated at US$169.4 million based on discounting the future cash flows excluding the credit spread at the time of issue. The discount rate used is the interest rate swap rate for the remaining term to maturity of the note as at 31 December 2008. The carrying value of the bank borrowings approximates fair value as it is a floating rate instrument.

Basis for determining fair values
The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables
The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets
The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives
The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms of maturity of each contract and using market interest rates for a similar instrument at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Financial liabilities
Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Interest rates used for determining fair value
The interest rates used to discount estimated future cash flows, where applicable, are based on the market yield curve at the reporting date. The dealt credit spread is assumed to be the same as the market rate for the credit as at reporting date as allowed under AASB 139 *Financial Instruments: Recognition and Measurement*. The interest rates including credit spreads used to determine fair value were as follows:

	2008 %	2007 %
Derivatives	**1.3 – 4.3**	5.4 – 7.8
Loans and borrowings	**1.7 – 4.9**	5.8 – 9.1

Directors' Declaration

for the year ended 31 December 2008

In accordance with a resolution of the Directors of Santos Ltd ("the Company") we state that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2008 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial period ending 31 December 2008.

3. As at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee between the Company and those members of the Closed Group pursuant to Class Order 98/1418.

Dated this 19th day of February 2009

On behalf of the Board:

Stephen Gerlach

Director

David Knox

Director

Adelaide

Auditor's Independence Declaration to the Directors of Santos Ltd

In relation to our audit of the financial report of Santos Ltd and the entities it controlled for the year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

R J Curtin
Partner

Adelaide
Ernst & Young
19 February 2009

Independent Audit Report

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF SANTOS LTD

Report on the financial report

We have audited the accompanying financial report of Santos Ltd, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(A), the Directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the Directors of the Company a written Auditor's Independence Declaration, a copy of which is referred to in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's opinion

In our opinion:

1. the financial report of Santos Ltd is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Santos Ltd and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the remuneration report

We have audited the remuneration report included in pages 50 to 69 of the annual report for the year ended 31 December 2008. The Directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion the remuneration report of Santos Ltd for the year ended 31 December 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst & Young

R J Curtin
Partner

Adelaide
19 February 2009

Securities exchange and shareholder information

Listed on Australian Securities Exchange at 27 February 2009 were 584,228,776 fully paid ordinary shares and 6,000,000 redeemable convertible preference shares. Unlisted were 46,500 partly paid Plan 0 shares, 41,500 partly paid Plan 2 shares, 300,100 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan (SESPP) for General Employee Participation, 73,746 fully paid ordinary shares issued pursuant to SESPP for Senior Executive Long Term Incentive (LTI), 411,050 restricted fully paid ordinary shares issued pursuant to the vesting of LTI Share Acquisition Rights and 48,203 fully paid ordinary shares issued pursuant to the Non-executive Director Share Plan. There were: 80,479 holders of all classes of issued ordinary shares (including 6 holders of Plan 0 shares; 5 holders of Plan 2 shares; 397 holders of SESPP shares; and 40 holders of restricted shares) compared with 76,812 a year earlier; 14,378 holders of redeemable convertible preference shares; and 51 holders of the 5,120,267 options granted pursuant to the Santos Executive Share Option Plan and 67 holders of 1,117,491 Share Acquisition Rights.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP and the restricted ordinary shares issued pursuant to the vesting of LTI Share Acquisition Rights represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 57.80% of the total voting power in Santos (last year 57.26%) and the holdings of the 20 largest holders of redeemable convertible preference shares represent 31.14% of the issued redeemable convertible preference shares. The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 27 February 2009 were:

Name	Number of fully paid ordinary shares	%
HSBC Custody Nominees (Australia) Limited	116,558,050	19.95
National Nominees Limited	69,344,922	11.87
JP Morgan Nominees Australia Limited	56,729,361	9.71
Citicorp Nominees Pty Limited	26,574,442	4.55
ANZ Nominees Limited (Cash Income A/c)	21,275,133	3.64
Cogent Nominees Pty Limited	6,376,300	1.09
Australian Foundation Investment Company Limited	4,564,289	0.78
AMP Life Limited	4,332,456	0.74
Citicorp Nominees Pty Limited (CFS WSLE Geared Shr Fnd A/c)	3,977,804	0.68
Queensland Investment Corporation	3,728,788	0.64
UBS Nominees Pty Ltd	3,519,648	0.60
Mr John Charles Ellice-Flint	3,000,000	0.51
Neweconomy Com Au Nominees Pty Limited (900 A/c)	2,746,122	0.47
Citicorp Nominees Pty Limited (CFS WSLE Imputation Fnd A/c)	2,692,322	0.46
Argo Investments Limited	2,550,000	0.44
ANZ Nominees Limited (SL Cash Income A/c)	2,492,734	0.43
HSBC Custody Nominees (Australia) Limited – GSCO ECA	2,360,735	0.40
Citicorp Nominees Pty Limited (CFS Imputation Fund A/c)	1,852,878	0.32
HSBC Custody Nominees (Australia) Limited – A/c 3	1,558,508	0.27
Cogent Nominees Pty Limited (SMP Accounts)	1,444,207	0.25
Total	**337,678,699**	**57.8**

ANALYSIS OF SHARES – RANGE OF SHARES HELD

	Fully paid ordinary shares (holders)	% of holders	% of shares held	Redeemable convertible preference shares (holders)	% of holders	% of shares held
1 – 1,000	33,736	41.92	3.02	13,827	96.17	45.92
1,001 – 5,000	37,702	46.85	15.00	485	3.37	15.57
5,001 – 10,000	5,958	7.40	7.23	30	0.21	3.60
10,001 – 100,000	2,951	3.67	10.44	32	0.22	15.79
100,001 and over	132	0.16	64.31	4	0.03	19.12
Total	**80,479**	**100.00**	**100.00**	**14,378**	**100.00**	**100.00**
Less than a marketable parcel of $500	1,353			13		

The 20 largest shareholders of redeemable convertible preference shares in Santos as shown in the Company's Register of Members at 27 February 2009 were:

Name	Number of redeemable convertible preference shares	%
JP Morgan Nominees Australia Limited	513,479	8.56
HSBC Custody Nominees (Australia) Limited	256,429	4.27
ANZ Nominees Limited (Cash Income A/c)	202,522	3.38
Australian Foundation Investment Company Limited	175,000	2.92
Sandhurst Trustees Ltd (JM Asset Management A/c)	80,041	1.33
Hastings Funds Management Limited (Hasting Yield Fund A/c)	70,000	1.17
Cogent Nominees Pty Limited (SMP Accounts)	64,843	1.08
RBC Dexia Investor Services Australia Nominees Pty Limited (MLCI A/c)	64,665	1.08
UBS Wealth Management Australia Nominees Pty Ltd	53,121	0.89
M F Custodians Ltd	52,649	0.88
Citicorp Nominees Pty Limited	51,890	0.86
National Nominees Limited	42,836	0.71
Taverner No 11 Pty Ltd (Brencorp No 11 Unit A/c)	42,577	0.71
Avanteos Investments Limited (Encircle IMA A/c)	37,280	0.62
Cogent Nominees Pty Limited	37,213	0.62
Questor Financial Services Limited (TPS RF A/c)	35,240	0.59
Cambooya Pty Limited	30,100	0.50
Argo Investments Limited	20,000	0.33
Tallen Pty Ltd	20,000	0.33
RBC Dexia Investor Services Australia Nominees Pty Limited (GSENIP A/c)	18,684	0.31
Total	**1,868,569**	**31.14**

Substantial Shareholders, as at 27 February 2009, as disclosed by notices received by the Company:

Name	No of voting shares held
Not Applicable	Not Applicable

For Directors' Shareholdings see the Directors' Statutory Report as set out on page 45 of this Annual Report.

VOTING RIGHTS

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of redeemable convertible preference shares (Preference Shares) do not have voting rights at any general meeting of the company except in the following circumstances:

(a) on a proposal:

  (1) to reduce the share capital of the Company;
  (2) that affects rights attached to the Preference Shares;
  (3) to wind up the Company; or
  (4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

Glossary

barrel/bbl
The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

the company or Santos
Santos Ltd and its subsidiaries.

condensate
A natural gas liquid that occurs in association with natural gas and is mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

contingent resources
Those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable. Contingent resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

crude oil
A general term for unrefined liquid petroleum or hydrocarbons.

EBITDAX
Earnings before interest, tax, depreciation, depletion, exploration and impairment.

exploration
Drilling, seismic or technical studies undertaken to identify and evaluate regions or prospects with the potential to contain hydrocarbons.

finding cost per barrel of oil equivalent
Exploration and delineation expenditure per annum divided by reserve additions net of acquisitions and divestments.

geoscience
Scientific disciplines related to the study of the earth.

hazard
A source of potential harm.

hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

liquids
A sales product in liquid form; for example, condensate and LPG.

LNG
Liquefied natural gas. Natural gas that has been liquefied by refrigeration to store or transport it. Generally, LNG comprises mainly methane.

LPG
Liquefied petroleum gas, the name given to propane and butane in their liquid state.

lost time injury frequency rate (LTIFR)
A statistical measure of health and safety performance. A lost time injury is a work-related injury or illness that results in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. LTIFR is calculated as the number of lost time injuries per million hours worked.

market capitalisation
A measurement of a company's stock market value at a given date. Market capitalisation is calculated as the number of shares on issue multiplied by the closing share price on that given date.

medical treatment injury frequency rate (MTIFR)
A statistical measure of health and safety performance. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

mmbbl
Million barrels.

mmboe
Million barrels of oil equivalent.

mtpa
Million tonnes per annum.

netback
Total product sales revenue less operating costs (namely production costs, tariffs/tolls, royalties, PRRT and gas purchases and movement in stock). Netback per boe is netback divided by total sales volumes.

oil
A mixture of liquid hydrocarbons of different molecular weights.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}.

proven reserves (1P)
Reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves. Proven developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods. Proven undeveloped reserves require development.

proven plus probable reserves (2P)
Reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven plus Probable reserves.

proven, probable plus possible reserves (3P)
Reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

sales gas
Natural gas that has been processed by gas plant facilities and meets the required specifications under gas sales agreements.

seismic survey
Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

total recordable case frequency rate (TRCFR)
A statistical measure of health and safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked.

tcf
Trillion cubic feet.

TJ
Terajoules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

CONVERSION	
Crude oil	1 barrel = 1 boe
Sales gas	1 petajoule = 171,937 boe
Condensate/ naphtha	1 barrel = 0.935 boe
LPG	1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

Index

Information for shareholders

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Festival Theatre at Adelaide Festival Centre, King William Road, Adelaide, South Australia on Wednesday 6 May 2009 at 10:00 am.

FINAL DIVIDEND

The 2008 final ordinary dividend will be paid on 31 March 2009 to shareholders registered in the books of the Company at the close of business on 3 March 2009 in respect of fully paid shares held at record date.

SECURITIES EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia, on 18 March 1954. Quoted on the official list of the Australian Securities Exchange (ordinary shares code STO; FUELS code STOPB).

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts are issued by Citibank, N.A. and are listed on NASDAQ (code STOSY).

DIRECTORS

S Gerlach (Chairman), D J W Knox (Managing Director), K C Borda, P R Coates, K A Dean, R A Franklin, R M Harding, J Sloan.

SECRETARY

J L Baulderstone

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registrar in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Investor Centre on the Santos website, www.santos.com.

Forms are available to advise the Company of changes relating to change of address, direct crediting of dividends, Tax File Number and Australian Business Number, Annual Report and Sustainability Report mailing preferences and Dividend Reinvestment Plan participation.

INVESTOR INFORMATION AND SERVICES

SANTOS WEBSITE

A wide range of information for investors is available from Santos' website, www.santos.com, including Annual Reports, Full Year and Interim Reports and Presentations, News Announcements, Quarterly Activities Reports and Current Well Information.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- webcasts of investor briefings;
- an email alert facility where people can register to be notified, free of charge, of Santos' News Announcements via email; and
- an RSS feed of Santos' News Announcements, which allows people to view these announcements using RSS reader software.

The Santos website provides shareholder forms to help shareholders manage their holdings, as well as a full history of Santos' dividend payments and equity issues. Shareholders can also check their holdings and payment history in the secure View Shareholding section.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

PUBLICATIONS

The Annual Report, First-Half Report and the Sustainability Report are the major sources of printed information about Santos. Printed copies of the reports are available from the Share Register or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Register, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8116 5000.
Email: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8116 5000.
Email: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2008 Full Year Results announcement	19 February 2009
Ex-dividend date for 2008 full year dividend	25 February 2009
Record date for 2008 full year dividend	3 March 2009
Payment date for 2008 full year dividend	31 March 2009
Annual General Meeting	6 May 2009
2009 Interim Results announcement	20 August 2009
Ex-dividend date for 2008 interim dividend	TBA
Record date for 2008 interim dividend	TBA
Payment date for 2008 interim dividend	TBA
Full year end	31 December 2009

QUARTERLY REPORTING CALENDAR

2009 First Quarter Activities Report	23 April 2009
2009 Second Quarter Activities Report	23 July 2009
2009 Third Quarter Activities Report	22 October 2009
2009 Fourth Quarter Activities Report	21 January 2010

Dates are subject to change and are published on the Santos website, www.santos.com.

Major announcements made by Santos during 2008

24 Jan	2007 Fourth Quarter Activities Report
19 Feb	New investor relations executive appointed
21 Feb	2007 Full Year Results: net profit $441 million
14 Mar	Further progress in PNG LNG
18 Mar	Peter Coates appointed to Board
20 Mar	Mutineer-Exeter production recommences
25 Mar	Managing Director John Ellice-Flint retires
28 Mar	2007 Annual Report, Sustainability Report and Notice of Meeting released
7 Apr	Reindeer project sanctioned
8 Apr	Pre-FEED contractors for GLNG appointed
23 Apr	2008 First Quarter Activities Report
24 Apr	Closure of the Moonie to Brisbane oil pipeline
2 May	2008 Annual General Meeting
14 May	John Ellice-Flint retirement benefits and entitlements
21 May	Successful testing of Chim Sao North appraisal well
22 May	PNG LNG gas agreement and FEED entry
29 May	Santos and PETRONAS sign historic partnership for GLNG
3 Jun	Santos investor seminar
4 Jun	John Brookes production interruption
24 Jun	John Brookes production interruption update
18 Jul	GLNG partnership transaction with PETRONAS receives regulatory approvals
24 Jul	2008 Second Quarter Activities Report
29 Jul	David Knox appointed CEO and Managing Director
21 Aug	2008 Interim Results: record $304 million half-year net profit
21 Aug	Gas-fired power station proposed for western Victoria
21 Aug	$300 million off-market share buy-back announced
8 Sep	Share buy-back booklet released
15 Sep	Sidoarjo mudflow incident
19 Sep	Santos purchases 100% of WA-4-R (Spar gas field)
6 Oct	$300 million off-market buy-back successfully completed
8 Oct	Santos secures Moly Metals gas supply contract
23 Oct	2008 Third Quarter Report
27 Nov	Executive Vice President Technical appointed
8 Dec	Deferral of Reindeer project
11 Dec	Santos interest in Brantas PSC
17 Dec	Peter Coates appointed Deputy Chairman
22 Dec	Bechtel appointed downstream FEED contractor for GLNG

Dates shown are when announcements were made to the exchanges where Santos' shares are listed: the Australian Securities Exchange (ASX) and NASDAQ.

As part of Santos' continuous disclosure, the company informs the market of information that may affect the company's share price. All material announcements disclosed to the ASX are published on Santos' website, www.santos.com.

The Santos website provides an email alert facility where people can register to be notified, free of charge, of Santos' news announcements via email. It also provides an RSS feed which allows people to view these announcements using RSS reader software.

Santos

Paper and printing of the Annual Report

This report is printed on Monza Recycled and ecoStar paper, which contains chlorine-free recycled fibre and fibre from sustainable plantation forests.

The paper is certified by the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests.

The report was printed by Southern Colour, one of a small number of printers in Australia certified by the FSC to continue the chain of custody when printing on FSC-certified paper.

Southern Colour is certified for ISO 14001:2004 (Environmental Management Systems).

The printing process uses digital printing plates which eliminate film and associated chemicals. The vegetable-based inks use renewable sources such as flax, rather than the traditional mineral oils which emit higher volumes of greenhouse gases.

Help save paper by reading this report online

An electronic version of this report is available on Santos' website www.santos.com. Shareholders who do not require a printed Annual Report, or who receive more than one copy due to multiple shareholdings, can help reduce the number of copies printed by advising the Share Register in writing of changes to their report mailing preferences.

Shareholders who choose not to receive a printed report will continue to receive all other shareholder information, including notices of shareholders' meetings.

Corporate directory

Santos Ltd
ABN 80 007 550 923

Registered and Head Office
Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5050

Share Register
Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5950

USEFUL EMAIL CONTACTS

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website
www.santos.com

OFFICES

Brisbane
Level 14 Santos House
60 Edward Street
Brisbane Queensland 4000
Telephone: 61 7 3838 3666
Facsimile: 61 7 3838 3700

Perth
Level 28 Forrest Centre
221 St Georges Terrace
Perth Western Australia 6000
Telephone: 61 8 9333 9500
Facsimile: 61 8 9333 9571

Gladstone
114 Goondoon Street
Gladstone Queensland 4680
Telephone: 61 7 4970 8419
Facsimile: 61 7 4970 8444

Roma
39 Currey Street
Roma Queensland 4455
Telephone: 61 7 4622 2400
Facsimile: 61 7 4622 3476

Port Bonython
PO Box 344
Whyalla South Australia 5600
Telephone: 61 8 8649 0100
Facsimile: 61 8 8649 0200

Jakarta
Santos Asia Pacific Pty Ltd
Level 4 Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6221 JKS GN
Jakarta 12060 Indonesia
Telephone: 62 21 2750 2750
Facsimile: 62 21 720 4503

Port Moresby
Barracuda Ltd
Level 8 Pacific Place
Cnr Champion Parade and
Musgrave Street
Port Moresby
Papua New Guinea
Telephone: 675 321 2633
Facsimile: 675 321 2847

Hanoi
Santos Vietnam Pty Ltd
Suite 701 Level 7
39 A Ngo Quyen
Hanoi Vietnam
Telephone: 84 4 2220 6000
Facsimile: 84 4 2220 6002

New Delhi
Santos International
Operations Pty Ltd
1401 & 1402 Level 14
Narain Manzil
23 Barakhamba Road
Connaught Place
New Delhi 110 001 India
Telephone: 91 11 4351 2000
Fascimile: 91 11 4351 2070

Bishkek
CJSC South Petroleum Company
Str. Isanova, 128. Bishkek
Kyrgyzstan 720033
Telephone: 996 312 90 1004
Facsimile: 996 312 90 1005

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Santos

Sustainability Report 2008


Integrated

Integrating sustainability

Sustainability for Santos involves operating across all elements of the company in a way that:

- conserves natural resources and protects ecosystems in operational areas
- respects the cultures and supports the development of the communities in which the company operates
- enhances the health and safety of our people and leverages the diversity, skills and knowledge of the entire workforce
- delivers strong governance, economic performance and returns on investment for shareholders.

VERIFICATION

Verification of the content of this report is provided on pages 8 and 44.

FEEDBACK

All reasonable effort has been made to provide accurate information in this Sustainability Report but Santos does not warrant or represent its accuracy. Anyone seeking to rely on information in this report or draw detailed conclusions from the data should contact Santos' Principal Sustainability Adviser via email: susie.smith@santos.com.

Santos welcomes your feedback on this Sustainability Report via the feedback form on Santos' website at www.santos.com/sustainability2008.

Santos

is an Australian company providing energy for Australia and Asia.



COMPANY PROFILE

Santos is an Australian oil and gas exploration and production company with high quality assets and projects throughout Australia and the Asia-Pacific region.

We supply over 20% of eastern Australia's domestic gas and produced 54.4 million barrels of oil equivalent in 2008. We have the largest Australian exploration portfolio by area of any company – 192,000 square kilometres.

Santos is developing a multi-billion-dollar project to build a liquefied natural gas (LNG) facility at Gladstone, Queensland – the world's first project to convert coal seam gas to LNG on a large scale. We are already a producer of LNG through the Darwin LNG project, which has been exporting to Japan since 2006.

Santos has more than 1,700 Australian-based employees working across its operations, and offices in Adelaide, Brisbane, Perth, Gladstone and Roma. The company has 170 staff in Jakarta, and country offices in Port Moresby, Hanoi, New Delhi and Bishkek.

HISTORY

Founded in 1954, our name was an acronym for South Australia Northern Territory Oil Search. Santos made its first significant discovery of natural gas in the Cooper Basin in 1963. The Moomba discovery in 1966 confirmed this region as a major petroleum province and enabled gas supplies to Adelaide to commence 40 years ago in 1969.

The 1980s saw Santos develop a major liquids business with the construction of a liquids recovery plant at Moomba and a fractionation and load-out facility at Port Bonython. During the 1990s Santos further expanded its interests in Australia and overseas.

Since 2000, the company has continued to build its business in South East Asia while developing an Asian-focused business through exploration investment.

In 2006, a significant milestone was reached with the first export of LNG from the Darwin LNG project.



This photograph: David Lobb, Landholder Adviser, liaising with Ross West and 'Louie' from the 'Roleen' property, Wallumbilla, eastern Queensland.

Cover photographs (clockwise from top left): Matt Clarke, Financial Risk Advisor; Emma Hicks, GLNG Environmental Engineer; Anita Setyorini, Community Development Coordinator, Surabaya, Indonesia; and Nick Harley, Graduate Engineer.

VISION AND STRATEGY

Santos' vision is to be a leading energy company for Australia and Asia through delivering the base business, tapping our resource riches, being a great place to work and doing it safely and sustainably to deliver a superior shareholder return.

The company has a robust strategy to achieve this through:

Reliable base business

- Eastern Australia: safe, reliable operations and market growth.
- Western Australia: exploit asset position.
- Indonesia: steady business with incremental growth.

Significant growth in LNG

- Gladstone LNG (GLNG®): transformational growth fuelled by Queensland coal seam gas.
- Papua New Guinea LNG: project underpinned by high quality gas reserves.
- Darwin LNG: mature brownfield LNG growth.

Focused growth in Asia

- Vietnam: develop Chim Sao field and exploration-led growth.
- India/Bangladesh: Bay of Bengal exploration-led growth.

Delivering to our employees

- Technical excellence.
- A collaborative workplace of capable and committed people.
- Opportunities to grow and innovate.

VALUES

We are a team that:

- **Discovers** – by opening our minds to new possibilities, thinking creatively and having the courage to learn from successes and failures, to take on new challenges, to capture opportunities and to resolve problems.
- **Delivers** – by taking personal responsibility and pride in our work to deliver timely, quality results that benefit Santos and help achieve our vision and strategy.
- **Collaborates** – by recognising the value and power in diversity of thought and communicating openly to understand the perspectives of others; demonstrating leadership by sharing what we know and respectfully challenging each other to achieve the best results for all.
- **Cares** – by taking the long-term view to build a sustainable future for our company, our people and the environments and communities in which we operate.

About this report

This report provides a concise summary of Santos' sustainability performance across all of its operations for 2008. Santos' operations include the exploration, development and operation of oil and gas fields in both Australia and internationally (see map pages 4–5).

Santos' Sustainability Report has been developed based on input from its stakeholders including employees, contractors, non-government organisations, regulators, investor research firms, shareholders and the broader public. This report aims to provide these stakeholders with further insight into Santos' approach to sustainability and its performance across a comprehensive suite of indicators.

Sustainability reporting is one component of Santos' framework for managing its operations sustainably. Reporting provides an opportunity to communicate with stakeholders, outlining performance on an annual year-end basis and documenting Santos' commitments for the year ahead.

Santos' sustainability framework provides a comprehensive cross-reference to the Global Reporting Initiative Sustainability Reporting Guidelines and the company will continue to report and manage performance on this basis (see page 49). In 2008, the key sustainability focus areas for Santos were climate change, water management, safety, incidents and spills, and economic performance.

Material in this report is complemented by information contained in Santos' Annual Report 2008 and other communication media such as the Santos website www.santos.com.

Integrated

David Knox, Chief Executive Officer

Santos' vision is to be the leading energy company for Australia and Asia through delivering the base business, tapping our resource riches, being a great place to work and doing it safely and sustainably to deliver a superior shareholder return.



Achievements and key issues

Our sustainability performance in 2008 was pleasing on a number of levels. Our sound business strategy – continuing to deliver our base business in Australia and Indonesia while pursuing growth through LNG and opportunities in Asia – puts us in a good position to deal with the economic challenges of the coming years.

While our performance on the whole was strong, there are still areas to improve, most notably our disappointing safety performance early in the year. All of us at Santos were deeply saddened by the death of a contractor in January, on an oil rig in the Cooper Basin.

We have conducted a thorough investigation of this incident and will continue to work closely with employees and contracting companies to reduce the risk of future incidents.

The injury rate for the first half of 2008 was unacceptable and prompted a company-wide intervention, the Stop for Safety program. Through continued efforts, there has been some improvement in our safety performance, which was demonstrated in the improved safety statistics for the second half of the year.

Rewarding performance

We boosted the prominence of the Santos Directors' EHS Awards in 2008 by holding a breakfast ceremony in the Adelaide parklands. This event was open to all employees, with 350 attending.

Awards were presented in four categories:

- best safety performance within Santos
- best safety performance by a contractor
- best safety project or innovation
- best environmental project or innovation.

The high calibre of our apprentices was again on show at the 2008 Apprentice of the Year Awards, held in November.

In 2008 we continued our commitment to making a difference in the community, not by imposing our values, but by making valuable and meaningful contributions to organisations, programs and events that make the community a better place.

Integrated approach to sustainability

Santos' sustainability practices received a huge endorsement with our inclusion in the Sustainable Asset Management (SAM) *Sustainability Yearbook 2009*.

Our comprehensive sustainability framework is testament to several years of hard work that have taken the company from the initial steps in sustainability management and reporting to the mature and integrated approach we are now delivering.

We will continue to measure our sustainability performance across the business to recognise high performance and flag areas for future improvement.

We value our stakeholders' opinions, and invite you to tell us what you think of this report via www.santos.com/sustainability2008.

David Knox

David Knox
Chief Executive Officer
and Managing Director

ECONOMIC

- Santos' sustainability practices received a huge endorsement with inclusion in the Sustainable Asset Management (SAM) *Sustainability Yearbook 2009*. Each year, the top 2,500 companies as reflected in the Dow Jones Global Wilshire Index are assessed by SAM and the top 15% from each sector are included in the yearbook.
- Record net profit after tax of $1.7 billion included $1.2 billion from the sale of a 40% interest in GLNG to Malaysian oil and gas company PETRONAS. Underlying net profit rose 42% to $572 million after tax.

OUR PEOPLE

- $10 million Santos Indigenous Fund will back a company program to have up to 500 Aboriginal employees working with Santos and its contractors in the next few years.
- Pleasing results from the 2008 employee survey showed that many areas of the business have improved since the 2006 survey.

COMMUNITY

- Led by employees and contractors in the Cooper Basin, Santos continued its support of the Royal Flying Doctor Service, raising approximately $100,000 in 2008.
- $5 million was provided to establish the Royal Institution of Australia, which will promote scientific knowledge in the wider community.

ENVIRONMENT

- A series of projects aimed at making Santos' Moomba facility more energy efficient commenced, enabling savings of 2,500 TJ of gas per year.
- Santos supported tagging and tracking studies by the University of Adelaide on giant cuttlefish breeding at Point Lowly, South Australia, the only place in the world with dense breeding populations of cuttlefish.

The world of Santos

Gulf of Suez 1

	OPERATED	NON-OPERATED
EXPLORATION	◍	◬
DEVELOPMENT	●	▲
OPERATIONS	○	△

Detailed exploration maps are available on the Santos website www.santos.com.

Percentage interests are provided in the Santos Group interests section of Santos' Annual Report 2008.

Ref	Activity	Location	Site/Asset	Description
1	◍	Gulf of Suez, offshore Egypt		Operated interest in South East July exploration concession.
2	◍	Fergana Basin, Kyrgyzstan		Operated interests in 14 prospecting licences.
3	◍	North East Coast Basin, offshore India		Operated interests in two exploration permits.
4	◬ △	Bengal Basin, onshore and offshore Bangladesh	Sangu	Non-operated interests in two exploration permits and gas and condensate production from Sangu development area.
5	◍	Song Hong Basin, offshore Vietnam		Operated interest in one exploration permit.
6	◍	Phu Khanh Basin, offshore Vietnam		Operated interest in one exploration permit.
7	◬	Nam Con Son Basin, offshore Vietnam	Chim Sao, Dua	Non-operated interest in one exploration permit, which contains Chim Sao oil and Dua oil and gas discoveries.
8	◬ △	West Natuna Basin, offshore Indonesia	Kakap	Non-operated interest in Kakap PSC, which contains oil and gas production.
9	◍ ◬	Kutei Basin, offshore Indonesia	Hiu Aman	Non-operated interest in Popodi and Papalang PSCs. Operated interest in Donggala PSC, which contains Hiu Aman gas discovery.
10	◍ ● ○	East Java Basin, offshore Indonesia	Maleo, Oyong, Jeruk, Wortel	Operated interest in Sampang PSC, which contains Oyong oil production and gas development, and Jeruk oil and Wortel gas discoveries. Operated interest in Madura Offshore PSC, which contains Maleo gas production.
11	◍ ◬ ▲ △	West Papua and Papua New Guinea	PNG LNG, Hides, Barikewa, SE Gobe, Warim	Interests in three exploration and two production permits in fold belt area of West Papua and PNG. In PNG, non-operated interest in PNG LNG development, the undeveloped Hides gas resource, and oil production from SE Gobe.
12	◬ △	Timor Sea and Timor Gap	Baya-Undan, Darwin LNG, Jabiru-Challis	Non-operated interests in four exploration permits, which contain gas, condensate and LPG production from Bayu-Undan, LNG production from Darwin LNG, and oil production from Jabiru-Challis.
13	◍ ◬	Bonaparte Basin, offshore northern Australia	Barossa, Caldita, Evans Shoal, Petrel-Tern	Operated interest in four exploration permits in the southern Bonaparte, which contain the undeveloped Petrel-Tern gas resource. Operated interest in one exploration permit in the northern Bonaparte, which contains the undeveloped Evans Shoal gas resource, and non-operated interests in two exploration permits containing the undeveloped Barossa and Caldita gas resources.
14	△	Darwin, Northern Territory	Wickham Point	Non-operated Darwin LNG facility.
15	◍	Browse Basin, offshore Western Australia		Operated interests in four exploration permits.
16	◍ ◬ ▲ ○ △	Carnarvon Basin, offshore Western Australia	Mutineer-Exeter, John Brookes, Barrow Island, Legendre, Reindeer, Stag, Thevenard	Operated interests in five exploration permits, which include oil production from Mutineer-Exeter. Non-operated interests in numerous exploration permits, which contain oil production from Barrow Island, Legendre, Stag and Thevenard, and gas and condensate production from John Brookes, and Reindeer gas development.
17	◬	Houtman Basin, offshore Western Australia		Non-operated interest in one exploration permit.


Fergana Basin 2
Bengal Basin 4
North East Coast Basin 3
5 Song Hong Basin
6 Phu Khanh Basin
7 Nam Con Son Basin
West Natuna Basin 8
9 Kutei Basin
East Java Basin 10
11 West Papua and Papua New Guinea
Timor/Bonaparte
12
13
14
Browse Basin 15
Carnarvon Basin 16
Amadeus Basin 18
Cooper/Eromanga Basins 19
21 Surat/Bowen Basins
22 Gunnedah Basin
Houtman Basin 17
20
Otway Basin 24
23 Gippsland Basin
Sorell Basin 25

Ref	Activity	Location	Site/Asset	Description
18	● ▲ ○ △	Amadeus Basin, Northern Territory	Mereenie, Palm Valley, Brewer Estate	Operated interests in three exploration permits, which contain oil, gas and condensate production from Mereenie. Non-operated interest in one exploration permit, which contains gas production from Palm Valley. Also contains Brewer Estate liquids facility.
19	● ● ●	Cooper/Eromanga Basins, South Australia and Queensland	Moomba, Ballera, Jackson	Operated interests in numerous exploration and production permits across South Australia and Queensland, which contain gas, condensate and LPG production from Moomba and Ballera and oil production from Jackson, plus satellite facilities and infrastructure.
20	○	Spencer Gulf, South Australia	Port Bonython	Operated processing and load-out facility.
21	● ▲ ● ○ △	Surat/Bowen Basins, Queensland	Fairview, Roma, Scotia, GLNG, Wallumbilla	Operated and non-operated interests in numerous exploration and production permits, which contain coal seam gas production from Fairview and Scotia, and gas, condensate and LPG production from Roma and Wallumbilla. Development of coal seam gas fields underway for GLNG development.
22	●	Gunnedah Basin, New South Wales		Operated interests in seven exploration permits.
23	● ▲ ▲ ○	Gippsland Basin, offshore Victoria	Patricia-Baleen, Kipper, Sole	Operated interests in three permits, which contain gas production from Patricia-Baleen, and the Sole gas resource. Non-operated interest in one permit, which contains the Kipper gas development.
24	● ▲ ● ○ △	Otway Basin, offshore Victoria	Casino, Henry, Minerva	Operated interests in three permits, which contain gas and condensate production from Casino, and Henry gas development. Non-operated interest in two permits, which contain gas and condensate production from Minerva.
25	●	Sorell Basin, offshore Tasmania		Operated interests in six exploration permits.
	●	Santos offices	Adelaide, Brisbane, Perth, Gladstone, Roma, Jakarta, Port Moresby, Hanoi, New Delhi, Bishkek	

Measuring our performance

Santos has developed a sustainability framework to integrate sustainability into its operations and drive improvement.

Sustainability is measured across 24 indicators using a 10-point rating scale. Results are then presented in the sustainability scorecard, opposite, showing which areas have improved, been maintained, or declined.

The 24 indicators are based on the Global Reporting Initiative G3 reporting guidelines and the International Petroleum Industry Environmental Conservation Association and American Petroleum Institute reporting guidance (see index on page 49).

In 2008, Santos conducted an extensive review of its scorecard with relevant employees. Diverse groups identified material issues, provided context, and established performance targets for each indicator for 2009. The review developed improvement plans for 2009 and assessed specific criteria for each indicator's 10-point scale.

Security management and performance has previously been addressed under the Risk Management indicator. In 2008, it was elevated to a standalone indicator to reflect the development of Santos' portfolio in Australia and internationally (see page 17). Research and Development has been integrated into each of the sustainability indicators rather than reported as a standalone indicator.

ECONOMIC	The economic impacts of Santos' activities.	Page
Business partnerships' performance	Affiliations of joint venture partners and their sustainability performance.	12
Financial performance	The contribution made by Santos directly and indirectly through its financial performance and outcomes.	14
New project development and acquisitions	New development projects and acquisitions and their sustainability performance.	12
Risk management	Identification and assessment of all business risk and mitigation within the company's tolerance, including appropriate insurance cover.	16
Security	Prevention, preparation, response and recovery to ensure the resilience of Santos' people, assets, information systems and the communities in which we operate.	17
Supply chain performance	The composition and efficient operation of the supply chain used by Santos, including the use, impact and concentration of the supply chain in companies and communities.	15
OUR PEOPLE	**The health, safety, skills, capabilities and effectiveness of the people in Santos' workforce.**	
Governance and policy	Santos' systems and policies to manage a socially responsible work environment.	26
Health and wellbeing	Physical and mental health of Santos' employees.	21
Safety	Safety performance of Santos' employees and contractors.	19
Workforce capability	Attraction and development of employees' skills, knowledge and behaviours to enable achievement of business goals.	23
Workforce composition, culture and commitment	Alignment of business practices with shared values and principles to maximise the commitment and retention of our people.	24
Workforce remuneration and benefits	Reward policies to attract and retain talent, pay for performance and promote long-term shareholder interests.	25
COMMUNITY	**Santos' relationship with and contribution to the communities it is associated with and the health of those communities.**	
Community wellbeing	Santos' contribution to the quality of life in the communities in which Santos operates .	33
External stakeholder engagement	Engagement and management of stakeholders.	31
Indigenous rights and cultural heritage	Indigenous community engagement and development.	29
Product responsibility and reputation	Santos' products, their application and its reputation.	36
Social infrastructure	Assessment of and contribution to the social infrastructure in the communities in which Santos operates.	32
Transparency and disclosure	Public disclosure of reliable and timely information enabling stakeholders to make informed decisions on the company's financial condition and performance, its business activities, and the risk related to those activities.	30
ENVIRONMENT	**The natural resources in the areas where Santos operates and how efficiently they are used.**	
Air quality	The types and levels of emissions to air and the management of those emissions (excluding greenhouse gases).	41
Biodiversity and land disturbance	Amount of land impacted by Santos and the biodiversity, mineral and hydrocarbon resources associated with the land, and the effectiveness of the land use.	39
Climate change management	Climate change policies, governance, risk and reporting.	44
Incidents and spills	Type, volume and impact of uncontrolled releases to the environment.	43
Waste management	Type and volume of waste to landfill, recycled and reused.	42
Water resources	Volume of water used, water management and the effectiveness of the water use.	40

Sustainability scorecard

Economic
Page 10

Environment
Page 38



Supply chain performance
Risk management
Security
New project development and acquisitions
Financial performance
Business partnerships' performance
Air quality
Biodiversity and land disturbance
Climate change management
Incidents and spills
Waste management
Water resources
Community wellbeing
External stakeholder engagement
Indigenous rights and cultural heritage
Product responsibility and reputation
Social infrastructure
Transparency and disclosure
Governance and policy
Health and wellbeing
Safety
Workforce capability
Workforce composition, culture and commitment
Workforce remuneration and benefits
2
3
4
5
6
7
8
9
10

Our people
Page 18

Community
Page 28

2008 PERFORMANCE COMPARED TO 2007

Improved

Maintained

Decreased

SUSTAINABILITY SCORE	
1–2	No procedure in place, poor performance
3–4	Developing policy/systems
5–6	Implementation and compliance focus
7–8	High performance
9–10	Recognised leader

Integrated approach to sustainability

SUSTAINABILITY SCORECARD Score 1–10



10
9
8
7
6
5
4
3
2
1
0
High performance zone
'05 '06 '07 '08
'05 '06 '07 '08
'05 '06 '07 '08
'05 '06 '07 '08
Environment
Community
Our people
Economic

SUSTAINABILITY SCORECARD Score 1–10



10
9
8
7
6
5
4
3
2
1
0
High performance zone
2005
2006
2007
2008

The Environment, Health, Safety and Sustainability Committee of the Board endorsed a sustainability target average score of seven out of ten for 2008. Performance against this target is reported quarterly to the Committee.

Santos achieved its target score of seven in 2008.

A continued strong focus on sustainability has resulted in steady improvement in many areas across the company. Measurable improvements in 2008 included an increased focus on waste management, pleasing results from the 2008 employee survey and the implementation of Santos' Aboriginal employment strategy. Santos also achieved its greenhouse emissions intensity target of a 20% reduction for the period 2002–08.

The 2009 improvement targets were determined via a series of employee workshops and have been presented to the Committee for endorsement.

Santos is committed to continually improving its framework for managing sustainability. To achieve this Santos will annually review the framework against relevant international sustainability guidelines.

The sustainability scorecard also has been integrated into Santos' development projects. The GLNG project team has applied the 24 sustainability indicators to the project environmental assessment and concept selection, using the indicator criteria to provide guidance on company performance standards and assist in the evaluation process.

Independent verification

Santos commissioned Net Balance to conduct the verification of the 2008 Sustainability Report and scorecard.

The challenge ahead

Santos views sustainability not as an absolute but as a spectrum of progress that requires considerable focus to maintain performance. This is particularly challenging for an industry such as oil and gas, which operates complex equipment across a wide variety of environments and cultures.

Maintaining this progress and taking the next step towards becoming a recognised leader will be a great challenge, requiring a determined effort over a sustained period.

Santos is committed to meeting the challenge.

INDEPENDENT VERIFICATION STATEMENT

net balance

To the Board of Directors, Management and Stakeholders of Santos Limited:

Santos Limited (Santos) commissioned Net Balance Management Group Pty Ltd (Net Balance) to provide independent verification of the information presented within the Santos Sustainability Report 2008 (the 'report'). The report presents Santos' sustainability performance over the period 1st January 2008 to 31st December 2008. Santos was responsible for the preparation of the report and the verification statement represents Net Balance's independent opinion on the reliability of information presented within the report.

The objective of the verification process is to provide Santos and its stakeholders with an independent opinion on the accuracy of the information presented within the report. Net Balance verification team is led by a Lead Sustainability Assurance Practitioner (Lead CSAP) accredited by the Independent Register of Certified Auditors (IRCA UK).

Based on the scope of the verification process, it is Net Balance's opinion that the information presented within the report is fair and accurate and that the report is a reliable account of Santos' sustainability performance during the reporting period.

For additional information on the verification process, limitations, our opinion and recommendations, please refer to the full independent verification statement which can be found at www.santos.com/sustainability2008.

On behalf of the verification team
25th February 2008
Melbourne, Australia

Terence Jeyaretnam
Director, Net Balance & Lead CSAP (IRCA UK)

Below left: Milton Cooper, Manager Vietnam, (left) with representatives from Premier Oil at the opening of a bridge in the Mekong Delta built as part of a community program in the Block 12 joint venture, in which Santos is a participant.

STAKEHOLDER ENGAGEMENT



STANDARDS AND GUIDELINES


IPIECA
API
Oil and Gas Industry Guidance on Voluntary Sustainability Reporting


RG

SANTOS' SUSTAINABILITY MANAGEMENT FRAMEWORK


Santos
Sustainability Framework Handbook

Sustainability procedures



Sustainability scorecard



Sustainability reporting

INTEGRATED ACROSS THE BUSINESS

24 Sustainability indicator custodians implement:


Santos
Policies
Santos
Strategy
Santos
Plans
Santos
Measurement


CORPORATE CORE
Performance Contracts
Capital Allocation
Excellence & Service
Guidance & Policy
SANTOS LEADERSHIP TEAM
BUSINESS UNITS
Requests
Excellence, Service & Assurance
DISCIPLINES


PETRONAS

Marie Jenner, Share Registrar; Andrew Nairn, Group Executive Investor Relations; and Matt Clarke, Financial Risk Adviser; discussing Santos' off-market share buy-back conducted in 2008.

Economic

KEY RISK AREAS

RISK MANAGEMENT

MAINTAINING STRONG FINANCIAL PERFORMANCE

OPPORTUNITIES

LNG DEVELOPMENT

CLEAN ENERGY

Exploration

What is exploration?

Santos' geoscientists apply sophisticated mapping techniques to search for oil and gas thousands of metres below the earth's surface.

Seismic surveying technology is deployed both onshore and offshore to assist in understanding subsurface geology. This survey technique measures sound waves that propagate from a surface source and reflect from layers of crustal rock below.

Using maps constructed from seismic data, Santos identifies the best location to drill exploratory wells. Unfortunately, not all wells locate commercial quantities of hydrocarbons, and water and other gases such as CO_2 are also encountered.

To minimise the impact of seismic surveys and drilling on the environment, Santos employs stringent practices such as:

- using newer compact drill rigs that disturb smaller areas of land
- conducting environmental and social impact assessments
- employing cultural heritage officers to ensure Santos avoids impact to areas of cultural significance
- routing seismic surveys around significant vegetation and whale migration pathways
- conducting spill modelling studies and training to prevent spills and mitigate any impact should a spill occur.

Santos undertakes exploration across a combination of new acreage, acquisitions and its existing portfolio of exploration permits. By doing this, Santos maintains a balanced exploration portfolio.

Key to a sustainable future

Santos is mindful that its growth into new areas requires its employees to be well prepared for different cultures, customs, values and expectations. The company is sensitive to how its conduct affects local communities.

Exploration activities in 2008

Santos' exploration in 2008 has maintained its focus on Asian growth, with surveys well underway in frontier regions offshore in Vietnam, Indonesia, India, Bangladesh and in Kyrgyzstan.



EXPLORATION DRILLING 2008
Gas
Oil
Bengal Basin Hatia-1 Q1
Nam Con Son Basin Chim Ung-1 and ST1 Q2
Chim Cong-1 Q3
Bonaparte Basin Frigate Deep-1 Q3
Browse Basin Ichthys North-1 Q4
Carnarvon Basin Johnson-1 Q1
Okapi-1 Q4
Fletcher-3 Q4
Houtman Basin Charon-1 Q2
Otway Basin Pecten East-1 Q2
Netherby-1 Q3
Sorrell Basin Jarver-1 Q2

Santos was awarded two offshore exploration blocks by the Indian Government in February 2007 under the competitive New Exploration Licensing Policy (Round NELP VI), ahead of a number of world-class energy companies. The blocks are in the north of the Bay of Bengal, about 175 kilometres off the Indian coast.

Between December 2007 and March 2008 Santos acquired data from the biggest 2D seismic survey ever undertaken in India, and the biggest ever acquired by Santos (17,250 km^2). Follow-up 3D seismic surveys began in December 2008 to further define drilling targets for coming years. Exploration in this area is targeting gas for the rapidly growing Asian domestic market. Gas from areas such as this will reduce India's dependence on coal for electricity generation as well as provide a clean energy source for economic growth.

Santos also has a non-operated interest in the offshore Sangu field in Bangladesh, which it purchased in October 2007. This field provides gas to industry in the Chittagong area, an emerging industrial area providing significant local employment opportunities. Further exploration is underway to ensure a continuing gas supply.

In Kyrgyzstan, Santos is undertaking a four-year phased work program over a series of licences. Data from seismic surveys have been used to identify potential areas for drilling, which began in 2008.

In 2008, Santos drilled 13 exploration wells, data from which will be used to plan further exploration and development in 2009. The latest data on Santos' drilling activities are available online at www.santos.com.

Santos' first entry into New South Wales, Australia, has come with the acquisition of exploration acreage in the Gunnedah Basin. The company is undertaking an exploration program for coal seam gas in the districts of Gunnedah, Coonabarabran, Scone, Quirindi and Boggabri.

Communities in the agriculturally rich area have been consulted extensively about Santos' planned operations. Santos will continue to keep members of the public fully informed of its activities and answer their concerns.

Every effort has been made to minimise disruption to surface activity; for example, conducting seismic surveys along roadways instead of farmland wherever possible.

Information on Santos' contributions to local communities and consultation programs are on pages 31–35.

Delivering our base business and realising growth

NATURAL GAS: A CLEANER ENERGY SOURCE



- Natural gas projects such as GLNG will be vital in helping the world move to a substantially less carbon-intensive future.
- Gas-fired electricity generation produces less than half the greenhouse gas emissions of coal-fired generation, and uses a minute fraction of the water that coal-fired electricity requires.
- Every million tonnes of LNG that replaces coal-fired power generation is equal to taking more than 500,000 cars off the road.
- For every tonne of CO_2 emitted in LNG production in Australia, 4 tonnes of emissions from the coal alternative could be avoided in Japan. Between 5.5 and 9.5 tonnes can be avoided in China.*

*APPEA Submission to the Carbon Pollution Reduction Scheme Green Paper.

Above: Chris Bant, Wallumbilla gas operations, eastern Queensland.

Building the Santos business

Santos has a robust business strategy: to continue to deliver its base business in Australia and Asia while pursuing growth through its LNG projects and focused opportunities in Asia.

In its Australian base business, Santos has oil and gas production assets in South Australia, Queensland, Western Australia, the Northern Territory and Victoria. In Asia, Santos' Indonesian operations account for 10% of the company's overall production.

The GLNG project will be the world's first major coal seam gas to LNG project, and complements Santos' existing Darwin LNG project and its developing Papua New Guinea LNG project. In Asia, Santos is pursuing further opportunities in Indonesia, Vietnam, and the Bay of Bengal.

Development and operations

Once Santos' exploration team has discovered oil or gas in sufficient quantities, the development team determines the best way to develop the resource. This involves appraisal by engineering teams and designing development options such as offshore platforms, onshore processing plants, pipelines and support facilities.

Early consultation with stakeholders – including communities and government – and careful management of environmental impacts are crucial to smooth and efficient project development. By using this approach, Santos ensures it is welcome in the community in the future.

The operations team is then responsible for producing and processing Santos' petroleum resources to deliver to customers. Oil and gas are extracted by wells and piped to large processing plants, such as Moomba in the Cooper Basin, or smaller satellite processing plants. From there, products are sent on for delivery to customers in Australia and overseas to be used for commercial, industrial or domestic purposes (see product efficiency figure on page 37).

GLNG: A world-first project

As the world's first major coal seam gas to LNG project, GLNG will be a significant step in moving towards a cleaner energy future.

The project will involve piping coal seam gas from the Surat and Bowen Basins in eastern Queensland to a liquefaction facility on Curtis Island where it will be converted into LNG for sale to overseas markets.

GLNG took an important step forward in 2008 when Santos, which holds a 60% operating interest in the project, teamed with Malaysian oil and gas company PETRONAS (40%), the world's third-largest LNG producer.

GLNG will generate more than 3,000 jobs during construction, with over 200 full-time jobs thereafter in Gladstone, Fairview and Roma plus numerous drilling and subsurface specialists. The project will generate billions of dollars in economic returns to Queensland, and contribute extensively to regional communities through the purchase of goods and services, community support activities, and taxes and royalties.

Santos aims to build this project in partnership with the community, meaning early and clear communication is vital to its success. Santos has already consulted extensively through information sessions in Roma, Wallumbilla, the Arcadia Valley, Injune, Springsure, Rolleston, Taroom, Biloela, Gladstone and Curtis Island. The company has also set up information offices in Gladstone and Roma.

As part of its extensive stakeholder engagement, Santos will soon present the Queensland Government with an Environmental Impact Statement discussing the environmental, social and economic credentials of GLNG. The statement includes scientific studies of land use and infrastructure, flora and fauna, water, air, emissions, waste generation, and cultural heritage.

Move to cleaner power generation

Santos' commitment to moving Australia towards a cleaner energy future is reflected in the company's proposal to build a gas-fired power station near Orford in western Victoria.

The Shaw River Power Station will use proven technology to supply energy to Victoria and South Australia while emitting up to 70% less carbon, and using less than 1% of the water per megawatt hour, than a traditional coal-fired station.

The first round of community consultations occurred in September 2008, with 270 people attending information sessions in 10 locations. While most of the feedback from the surrounding community was positive, there were concerns from local residents, particularly those in the Macarthur and Orford regions, about the potential impact of the proposal on noise and air emissions.

These concerns will be addressed during the planning phase and management strategies to minimise the impact will be documented in the Environmental Effects Statement.

Focus on reliability

Santos strives to maintain the reliability of product supply to its customers while being a consistently safe, responsible and efficient operator.

In 2008, a reliability and maintenance management system was introduced as a new company policy to improve the reliability of plants and equipment and reduce operating costs.

Maintenance will be managed more thoroughly under the new system to reduce unplanned maintenance. This will make the operation of plants and equipment more predictable through planned maintenance and less disruptive emergency work.

As well as making resource management more effective, the evolving three-year initiative will enhance safety and increase output.

Pursuing growth in Asia

A key facet of the Santos strategy is to pursue growth in the company's Asian operations. Santos has spent several years gaining significant resources, with a portfolio that includes a range of existing operations, expansion opportunities and exploration acreage.

The core region of Indonesia has been established as an area of solid output that still provides scope for expansion. The East Java Basin, which includes the Maleo gas field and Oyong oil and gas field, has been a strong producer. Oyong gas reserves are currently being developed, and there is development planning in progress for the nearby Wortel field, which has the potential to tie back to Oyong.

Offshore southern Vietnam, appraisal drilling has shown the commercial potential of resources in the Chim Sao field. Oil discoveries were made at Chim Sao and Dua, in the Nam Con Son Basin.

With its acreage and asset position, strong relationship base, solid track record and reputation, Santos is in an excellent position to benefit from future Asian growth.

While pursuing opportunities in its Asian operations, Santos has also made significant contributions to communities. See pages 33–35 for more details.

PERFORMANCE HIGHLIGHTS

In 2008, Santos' strategy was implemented well with strong production from existing projects and solid progress in new ventures.

- Santos grew its proved and probable oil and gas reserves by 134 million barrels of oil equivalent, taking the total past the 1 billion barrel mark.
- The GLNG project took big steps forward with the sale of a 40% stake in the project to Malaysian oil and gas company PETRONAS, the world's third-largest LNG producer. GLNG also moved into the front-end engineering and design for the LNG liquefaction plant and associated infrastructure on Curtis Island.
- The PNG LNG project entered the front-end engineering and design phase after the signing of agreements between the PNG Government and the project's joint venture participants. The project is the largest ever investment in PNG and will double the country's GDP.
- In the Oyong field, Indonesia, engineering and construction are underway in the development of gas reserves. First gas production is expected in the third quarter of 2009. Oyong was discovered in 2001 and has been producing oil since September 2007.
- Production in the Cooper Basin oil project was up 19% from 2007.
- Substantial engineering and geoscience work undertaken in 2008 highlighted significant Cooper Basin growth potential, and resulted in the booking of 4.2 trillion cubic feet of contingent resources.
- The Reindeer gas project will continue to be developed to supply natural gas to CITIC Pacific's Sino Iron project.

Financial performance

FOCUS AREA

Delivering the base business and executing our LNG and Asian growth strategies.

2009 TARGET

Production guidance of between 53 and 56 mmboe.

SUMMARY OF SOCIOECONOMIC CONTRIBUTION	2008	2007	2006	2005	2004
Number of employees (full time equivalent)	1,918	1,774	1,679	1,521	1,526
Number of shareholders	78,933	77,498	83,566	78,157	78,976
Wages and salaries ($million)	282.4	253.0	230.7	216.6	214.0
Materials, goods and services ($million)	1,426	947.4	754.2	544.7	433.8
Royalties and taxes ($million)	545.6	534.6	427.5	209.3	169.6
Sponsorship ($million)	7.5	3.8	3.8	3.5	4.0

SUMMARY OF FINANCIAL PERFORMANCE					
As at 31 December	**2008**	**2007**	**2006**	**2005**	**2004**
Santos average realised oil price (A$/bbl)	117.45	92.10	89.35	73.83	51.83
Financial performance ($million)					
Product sales revenue[1]	2,761.8	2,488.5	2,750.3	2,462.8	1,500.9
Net profit after income tax	1,650.1	359.3	643.4	762.1	354.7
Financial position ($million)					
Market capitalisation	8,696	8,274	5,907	7,280	4,965
Total assets	9,801.9	7,320.2	6,902.9	6,191.3	4,836.6
Total equity (shareholder funds)	4,478.3	3,093.1	3,355.5	2,964.0	2,357.8
Reserves and production (mmboe)					
Proven plus probable reserves (2P)	1,013	879	819	774	643
Production	54.4	59.1	61.0	56.0	47.1
Exploration					
Wells drilled (number)	13	10	25	22	16
Expenditure ($million)	233.1	149.8	258.5	187.0	125.6
Other capital expenditure ($million)					
Delineation and development	1,290.3	954.6	865.5	666.1	672.7
Buildings, plant and equipment	105.1	202.2	182.1	106.0	131.1

1 Full year 2006 sales revenue has been restated to exclude $18.8 million gain on embedded derivatives in sales contracts due to a change in statutory accounting disclosures.

Financial performance

Santos' strong strategic and financial position allowed the company to perform well in a year of unprecedented economic volatility.

The company's base businesses in Australia and Indonesia were solid, enabling the continued development of LNG growth projects, a strong balance sheet, and an increase in the final dividend to shareholders.

Record net profit after tax of $1.7 billion included a $1.2 billion after-tax profit from the sale of a 40% stake in the GLNG project to Malaysian oil and gas company PETRONAS. Underlying net profit rose 42% to $572 million after tax.

Sales revenue was up 11% to a record $2.8 billion. Higher commodity prices were seen across the Santos portfolio, with average realised Australian dollar oil, condensate and natural gas prices increasing by 28%, 20% and 12% respectively. A weaker Australian dollar increased revenue by $64 million compared to 2007.

Santos shares significantly outperformed the Australian market in 2008, rising by 5% while other stocks dropped an average of 40%.

Santos was the fourth-best performing company in the ASX 100 in 2008, and one of only 10 to have positive total shareholder returns for the year. Santos has also produced top 10 total shareholder returns on a three-year basis.

Shareholder dividends were declared at 42 cents per share, up 5% from 2007.

Supply chain performance

FOCUS AREA

Investing in local suppliers.

2009 TARGET

Increase use of local suppliers.

Seeking local suppliers

One of the tangible benefits Santos can bring to a community is cash flow to local businesses by enlisting them as suppliers.

Santos' local industry participation policy was revised in 2008 to bolster the company's commitment to using local businesses where possible.

To that end, in 2008 Santos enlisted more local suppliers to its operations in Queensland. This is likely to continue as Santos increases its operations in Queensland to prepare for the GLNG project.

Strong supplier base

The company continues to manage a strong and stable supplier base. Building on its progress in 2007, Santos has procurement and logistics systems securely in place and working effectively.

In 2008, Santos launched a supplier management framework to ensure this supplier base continues to be effectively managed and maintained.

Sustainable procurement

Santos has undertaken a research project into sustainable procurement and has established a framework that will be used to integrate additional sustainable metrics into procurement practices.

Pre-qualification benchmarks for sustainability indicators will be used to expand Santos' sustainable procurement assessment process. This will further enhance the company's ability to source from the most appropriate areas.

The company continues to monitor its performance and investigate ways to improve the sustainability of its supply chain. For example, road freight services have been made more efficient by improving the scheduling, which has reduced greenhouse emissions and costs associated with fuel use.

Process reviews and updates

A range of tools, standards, processes and policies were reviewed and upgraded in 2008 to provide guidance to the management of all aspects of the Santos supply chain.

For example, a management tool to improve environment, health and safety performance was developed in 2008. A review of the supply chain aspects of the Santos Quality Asset Development tool was also undertaken and as a result of this work contracting and procurement practices have been improved.

Santos has also developed e-learning and competency based training programs to improve contractor and supplier management.

Continuous improvement

An online feedback portal enables all employees to contribute to improving the supply chain and therefore improving Santos' approach to sustainable procurement. In 2008, 260 opportunities for improvement were received, assessed and actioned.

The Santos competency framework for roles within the supply chain provides a mechanism by which employees can assess their performance. The gap analysis of this assessment converts into an individual development plan (see page 23).


OILLIFT

Greg Isles, Materials Controller, with wellhead drives at the Roma supply base, Queensland.

Risk management

FOCUS AREA

Increasing emphasis on risk management reporting.

2009 TARGET

Increased use of risk framework across the business.



Vikrant Mulgund, Project Engineer, and David Emslie, Project Manager GLNG Plant.

RISK RESPONSIBILITY MATRIX

Risk rating	Required action
5	Vice President and CEO to be notified immediately. Immediate action required to reduce risk to a rating of 4 or suspension of activity unless specific authorisation for continued tolerance received.
4	Manager responsibility must be allocated.
3	Manager responsibility must be allocated.
	Superintendent/Team Leader responsibility must be allocated. Manage by specific monitoring of controls.
	Manage by routine procedures and regular monitoring. Record in risk register.

A structured risk management approach

For Santos to achieve its sustainability objectives, it needs to understand, assess and effectively manage the risks that may prevent these objectives from being met.

Like many organisations, Santos is exposed to a wide variety of risks. These include environment, health, safety, fraud, security, operability, selection of suppliers, joint venture partners, finance, project execution, commercial, investment and divestment.

Santos manages these risks through its Enterprise-Wide Risk Framework. This framework is consistent with the AS/NZ 4360 Risk Management Standard and is reflected in the company's Risk Management Policy.

A structured process of identifying and assessing risks is the cornerstone of Santos' risk management practice. This qualitative approach to understanding risk supplements numerous other unique and often quantitative processes including modelling subsurface risk and uncertainty, calculating total cost of insurable risk, and the risking of economic cash flow models.

A consistent approach to risk management and reporting is required for all Santos procedures. Risk classification is based on a standard matrix of likelihood versus impact. Business risk is assessed and managed to include all events or factors that could have a material impact on Santos.

The Santos Leadership Team is challenged to identify business risks and cover all areas likely to have a material impact on the company.

Risk mitigation

Santos completes a comprehensive risk review each year to determine management options to avoid or reduce identified risks.

Insurance programs are also in place to limit the impact of any risk should it occur. Insurance strategies are tailored to each year's requirements.

Assurance framework

Santos has also introduced an assurance framework that aims to understand and enhance the means by which management and the Board obtain reasonable assurance that risks are being managed and management system objectives are being met.

The monitoring of action plans is one component of this framework that also includes the company's internal audit function, independent external audits and various methods of management assurance.

Completing the risk management framework is a comprehensive process of looking back and learning from past successes and failures. This activity is embedded in numerous processes across the company, including project management, drilling, business development and the Environment, Health and Safety Management System.

Continuous review

Risk management focus areas are:

- monitoring and reporting processes to the Board
- continuing to educate employees
- ensuring projects requiring formal risk management review are covered
- annually reviewing risks critical to Santos' strategic goals
- covering commitments to shareholders, employees, customers, suppliers and communities
- managing all risks, from business-wide risks to detailed project-specific risks
- ensuring risk management is part of the governance framework.

Security

Increased profile

Security was included as one of the 24 sustainability indicators used to measure overall company performance. This addition improves the company's ability to accurately assess the implementation and management of security measures.

As one of the first organisations to incorporate security as a lead sustainability indicator, Santos is well placed to continue to enhance its management of security and its resilience within the community.

Diverse measures ensure resilience

The company is exposed to a diverse and varied range of risks and threats. Each identified risk requires unique mitigation measures.

As Santos looks to deliver on growth opportunities developed over the past few years, ensuring new risks and threats are identified and controlled is imperative to future stability.

The main focus for Santos is the development, establishment and maintenance of systems, processes and procedures that will strengthen the resilience of the company.

Region-specific risks and mitigation measures include the pandemic preparedness program. Santos has an extensive response program to manage the effect of the outbreak of a virulent disease.

Using local knowledge

Developing appropriate security measures in new areas can be a difficult task.

To enhance its understanding of new areas Santos liaises with local communities and security specialists when developing and implementing plans for new operations sites.

Kyrgyzstan security adviser

In 2008, Santos established a security adviser position to support its operations in Kyrgyzstan.

FOCUS AREA

Systems and procedures that ensure Santos' resilience.

2009 TARGET

Integration of security procedures into all business areas.

This is the first time such an appointment has been made directly to support activities in pre-operations phases. It highlights the importance of identifying and managing specific risks in the early stages of a project.

Keeping track of travellers

In 2008, Santos introduced the Santos Travel Assistance Program. This system provides a single point of contact for travel safety and security information and guidance for the organisation.

The travel assistance program provides the ability to track staff on international business travel and enables an effective method of communication in the event of an incident. Santos can quickly and effectively locate and communicate with its employees anywhere in the world.

This system played a key role in the company's response to the Bangkok airport shutdown and the terrorist attacks in Mumbai in November 2008.

Incorporating security into existing processes

A review and upgrade of the Santos Quality Asset Development system began in 2008, with the wider incorporation of security throughout this process.

As a result, current and future projects will have a clearer definition of security considerations for each phase of the process. This work will be enhanced in 2009 as security related documents and policies are revised and implemented.



Security turnstiles at Santos Centre, Adelaide.



Parliament and Dewan Perwakilan Rakyat – Republik Indonesia (DPR-RI) officials' inspection of Maleo production platform in Indonesia.

KEY RISK AREAS

SAFETY

WORKFORCE CAPABILITY

GOVERNANCE AND POLICY

OPPORTUNITIES

HEALTH AND WELLBEING

Our people



Nick Harley, Graduate Engineer, is South Australia Chapter President of Engineers Without Borders Australia, which works with disadvantaged communities to improve their quality of life through education and sustainable engineering projects.

Safety

Poor performance will not be accepted

Safety performance is something Santos is continuously striving to improve. The company has in place a range of measures and procedures to protect its employees and contractors, and strive towards achieving Santos' safety vision: 'We all go home from work without injury or illness'.

Everyone at Santos was saddened by the death of a contractor in January, on an oil rig in the Cooper Basin. Santos has conducted a thorough investigation and is working closely with the contracting company to ensure lessons from this incident deliver ways to avoid such an event occurring again.

During the year, Santos continued its ongoing delivery of activities and programs to maintain focus on safety. This included a company-wide intervention, the Stop for Safety program, in which all personnel stopped work to discuss safety and identify ways to deliver improvement.

Specific action plans were drawn up to address safety at a work group level. Following this program, safety training was given to supervisors on safety leadership.

The injury rate for the year was 5.8 total recordable case frequency rate (TRCFR), a statistical representation of injury rates. This rate of 5.8 was higher than the 2008 target of less than 4.8.

Working with contractors

There has been an unacceptable rate of injury to contractors and Santos continues to work closely with companies to improve their performance. In 2008, the company developed a comprehensive training program for its contract managers. This program will help to train Santos' personnel to effectively manage contractors.

FOCUS AREA

Personal and process safety.

Safety the focus

There is a very strong emphasis on safety from all areas of the business, under which are more specific focus areas that remain at the forefront of safety at Santos.

These include:

- Vehicle management safety. There has been a significant drop in serious vehicle accidents – nine in 2008 compared to twelve in 2007.
- Heat stress. It was pleasing that Santos did not have any heat stress injuries in 2008. This is an ongoing focus given the extreme climate at many Santos operating sites.
- The four main causes of recordable injuries are manual handling, tools, knocking into equipment or structures, and slips or trips. These areas have been, and will remain, a specific focus for improvement.

2009 TARGET

Improve TRCFR by 17%.

No high impact process safety incidents.

ONLINE INDUCTION PROGRAM SUCCESS


Santos
Santos EHS Training System
Induction Level 1
Not Started
Port Bonython
Not Started
Cooper Basin

More than 10,000 contractors have used Santos' online environment, health and safety induction program since its inception two years ago. The internet-based system gives contractors based anywhere in the world the opportunity to learn about Santos' environment, health and safety requirements before starting work.

Contractors based in the United States, Canada and Scotland have used the system to understand their work environment before arriving on site. Users have lauded the program as simple, clear, and effective.

TOTAL RECORDABLE CASE FREQUENCY RATE
Recordable injuries per million hours worked


10
8
6
4
2
0
2004
2005
2006
2007
2008
Contractor
Combined
Employee


Santos
Santos

The Santos Directors' Environment, Health and Safety awards were presented at a breakfast ceremony.



Chairman Stephen Gerlach with one of the awards.

RANDOM DRUG AND ALCOHOL TEST RESULTS
Positive test results %


6
5
4
3
2
1
0
Illegal drugs
Alcohol
Industry average
Santos 2007
Santos 2008

Note: 3-5% Industry range for illegal drugs based on Testing Provider (MEDVET) data

Prevention the key

Process safety management has been integrated into Santos' environment, health and safety management system to prevent major hazards or events that could lead to fatalities, serious injury, significant property damage or environmental harm.

A systematic approach to process safety enables Santos to further improve the reliability and integrity of its plants and equipment, which in turn will support the ongoing improvement in its safety performance.

Improving reporting

Reporting is critical to understanding how Santos is performing.

In 2008, Santos introduced high potential incident reporting. These are significant incidents with the potential to cause a serious injury or fatality. Such incidents are presented and discussed at Board and senior management level.

In 2008, there were 11 high potential incidents. Reviewing incidents, identifying the cause and implementing appropriate action will help Santos prevent future incidents and the possibility of serious injury.

Santos Directors' EHS Awards

These annual awards recognise outstanding achievements and innovation by Santos' employees and the company's contractors.

In 2008, the importance of the awards was given even more prominence when they were presented by the Directors at a breakfast ceremony held in the Adelaide parklands. All employees were invited to the October event, with 350 attending.

Awards were given for the best safety performance within Santos, best safety performance by a contractor, best safety project or innovation, and best environmental project or innovation. High commendations were given to other high performers.

In total, 19 entries were submitted to the four categories. There were five winners – the best safety performance by a contractor was awarded jointly.

Best safety performance within Santos was awarded to Petroleum Engineering for its low injury rate. This was achieved over an 18-month period by increasing the experience and knowledge of work teams and leaders in the field, and working closely with contractors to ensure they maintain Santos' safety standards.

Best safety performance by a contractor went to Baker Atlas and O&G Solutions. In 2007, Baker Atlas achieved 650,000 work hours without a recordable injury. O&G Solutions had a very low injury rate in 2007, achieved through good safety systems, reinforcing safety messages, and 2,184 workplace inspections.

Santos' Indonesian operations received the best environmental project award for its huge feat of planting 55,000 mangrove seedlings along the coast of Madura Island. This project was part of a broader community development program implemented by the company's Indonesian operations in recent years. See pages 32–33 for more information.

The Onshore Drilling and Petroleum Engineering team won the best health and safety project or innovation award for its permit-to-work system. The system provides greater planning control over wellsite activities and ensures work is carried out safely at all times.

Health and wellbeing

Improving health and wellbeing

Santos recognises the importance of focusing on the general health and wellbeing of its staff.

There are significant two-way benefits in having healthy, happy and physically fit employees. Employees benefit from having a good quality of life and reduced risk of serious illness and disease, while the company benefits from increased productivity, reduced absenteeism, and attracting and retaining employees.

Santos again provided employees with a comprehensive Health and Wellbeing Program in 2008. The program started in 2006 and has now conducted health expos at all Santos sites. A number of health practitioners talked to staff on various topics such as healthy eating, blood pressure checks, diabetes, and skin cancer. Attendance at expos was consistently high, with over one thousand people attending.

Voluntary individual health checks began in 2006 and have been offered every year. The checks highlighted a high number of staff with health issues such as obesity, high blood pressure, high cholesterol, high blood glucose (an indicator of diabetes) and poor diet.

The program is designed to educate and motivate staff to improve their health in these areas. Reducing fatigue and improving sleep was also included. Addressing these potential problems can reduce a person's risk of serious illnesses such as heart disease, cancer, stroke, diabetes and arthritis.

FOCUS AREA	2009 TARGET
High health risk employees.	Increase employee engagement and improve health.

Results of the health check program indicate a good level of improvement on key measures by individuals who had a check three years ago.

A fatigue management project was a major focus in 2008 and an extensive study was undertaken to examine fatigue issues in the workplace and whether current strategies are adequate. The study indicated that Santos is managing fatigue appropriately and identified some areas for improvement.

Santos provides easily accessible instruction, equipment and facilities for all employees. Gym participation increased in 2008, with 40% of employees now active gym users.

A number of community health awareness campaigns were also undertaken during the year, addressing diabetes, breast cancer, prostate cancer and depression. Over $10,000 was donated to the Juvenile Diabetes Research Foundation, $4,000 for Pink Ribbon Day (breast cancer awareness) and over $30,000 was raised for Movember (prostate cancer and depression).

Money raised is a combination of employee donations and Santos matching sponsorships received by the Santos participants.



Free health checks, massage and information were provided for employees and their families at Santos' end-of-year picnic in Adelaide.

INCREASED PARTICIPATION IN HEALTH PROGRAMS
Number of participants


1,600
1,400
1,200
1,000
800
600
400
200
0
Expos
Health checks
2006
2007
2008

Health and wellbeing (continued)

HEALTHY EATING AND NUTRITION SEMINAR AT THE ADELAIDE OFFICE



'I wanted to personally thank you for the great Understanding Your Health seminar presentation. As a result of the motivation and heart health information, my wife and I have been on a big health kick. We're being careful with our cooking methods, choosing low fat and sugared foods and we're a lot more careful with our portion sizes. I have already lost 4kg and feel fantastic.' – Bob Scott, Tirrawarra.

Engaging staff

The key to engaging staff has been to offer a variety of programs. Over the past three years core activities have included health expos, health checks, seminars and activities.

Seminars have featured information on healthy breakfasts, family health, men's and women's health, healthy snacks, relaxation, improving sleep, and healthy barbecues.

Activities have included a walking competition, fun runs/walks, a 'biggest loser' competition, Ride or Walk to Work Day, Movember (supporting prostate cancer and male depression), and a Pink Ribbon Day breakfast (supporting breast cancer research).

A rewards card was introduced in 2008 to encourage sustained participation in the program. Similar to a frequent flyer program, staff members get points for participating and receive rewards.

Weight reduction programs delivered great individual success stories – Alison Sargent lost 17kg, Matt Jones 25kg, Dave Crimmins 38kg, and Michael McNamara 70kg.

Drug and alcohol testing began in 2007 and continued in 2008. There was a low failure rate in 2007 and this has decreased further in 2008.

The Employee Assistance Program continued to assist employees with counselling on a range of issues.

HEALTH AND WELLBEING PROGRAMS 2008 — Number of employees in attendance


1,400
1,200
1,000
800
600
400
200
0
Health expo
Health checks
Time to relax
Happiness
Family health
Core strength and flexibility
Moomba pipeline walk
City-Bay Fun Run
Healthy BBQ
Movember
Seminars
Activities

HEALTH CHECK RESULTS 2006–08 — Positive results %


100
90
80
70
60
50
40
30
20
10
0
Body mass index
Waist girth
Blood pressure
Cholesterol
Glucose
Diet
Flexibility
Abdominal strength
No change
Improved

Note: As people age they tend to increase weight and health risks, so even no change (status quo) is considered a positive result.

BY THE NUMBERS

- During 2008, over 4,500 participants engaged in Santos' health activities.
- Santos' weight reduction program achieved a weight loss for employees of over 400kg.
- 1,025 staff had health checks; an increase of 29% from 2006.
- 40% of employees are active gym users.
- Since 2006, active gym membership has grown by 7% in the Adelaide office and by 22% in the field.
- More than 500 employees took part in the fatigue management program.
- In 2008, employees raised $30,000 for charities including the Juvenile Diabetes Research Foundation, breast cancer research, prostate cancer research and depression.

Workforce capability

Long-term vision

Developing the capability of employees is crucial to fulfilling the company's strategy. Challenges include recruiting people with specific technical skills and accelerating capability development internally.

In response, Santos has a number of long-term programs to develop leadership, workforce capability and a high performance culture.

Competency framework underpins development

Santos' approach to development is underpinned by the Santos Competency Framework, which defines both the technical/professional and behavioural competencies required for success in current or future roles.

The framework was developed two years ago, based on globally researched capabilities relevant to the oil and gas industry and the organisational behaviours and values required for success at Santos. It has since formed the basis of further competencies developed for specific disciplines, which incorporate definitions of desired levels of proficiency.

Employees can use the framework to assess their own competencies against those needed to succeed and progress in a particular role or discipline. Training programs and action learning aligned to particular development pathways are available for employees to develop their skills in relevant areas.

To ensure the company develops the necessary technical depth in the core geoscience and engineering disciplines, all relevant employees are involved in annual competency reviews and development planning processes under the Santos technical ladder process. This process was extended to the Indonesian operations in 2008.

Future leaders identified

Leadership continued to be an important focus in 2008. Santos added new programs to its structured leadership program, called the *Santos Way of Managing and Leading*.

FOCUS AREA

Identification and development of skills, knowledge and behaviours needed for business success.

The program includes courses that help develop the necessary skills required at successive stages of leadership.

With an integrated approach to leadership development, Santos can ensure learning is consistent and content is relevant to both business needs and the Santos values.

Starting with an established process to identify and develop people with leadership potential early in their career, the company then provides the training and resources for potential leaders to plan and implement appropriate development activities and experiences. The benefit of these planned development experiences is enhanced with regular feedback and coaching from the manager.

To guide both individuals and their leaders in their joint responsibility for development, Santos introduced the *Managing My Career* training program and launched *Development Toolkits* for leaders and employees via the intranet in 2008.

Success in targeted programs

Demand has increased in Santos' highly regarded graduate program with 30 graduates starting in 2009, double the 2008 intake.

For the second year running Santos has won a silver award in the Commonwealth Minister's Awards for Excellence for Employers of Australian Apprentices in the Adelaide region. Apprenticeships will also be offered in the company's eastern Australian operations in 2009.

The Competency Based Training program for field employees was extended in 2008 to cover personnel responsible for managing contractors, drilling and petroleum engineering and frontline operational leaders.

2009 TARGET

Results from development planning address current and future skill requirements.

WORKFORCE TRAINING 2008 — Headcount

Category	Total employees	Average training hours per employee*
Strategic leader	11	1.7
Functional leader/ Manager	86	7.9
Team leader/ Supervisor	259	28.3
Technical specialists	368	15.6
Other team members	1,216	36.7
Total	**1,940**	**30.2**

* This figure represents only Australian employees.



EMPLOYEE SURVEY RESULTS
% positive
Job satisfaction
Work support
Leader
Quality and customer service
Employee involvement
Feedback and recognition
Company overall
Communication
Fairness
Pay
Training and development
Integrity
Executives
Change
New themes 2006
Culture
Commitment
Values
New themes 2008
Safety
0
10
20
30
40
50
60
70
80
90
100
2004
2006
2008

Workforce composition, culture and commitment

FOCUS AREA	2009 TARGET
Alignment to common purpose and shared values to maximise commitment and results.	Increased focus on accountability and performance via alignment of organisational structure with strategy and clarity of business outcomes.

WORKFORCE GENDER PROFILE 2008 %



Strategic leader 91
Functional leader/Manager 91
Team leader/Supervisor 88
Technical specialists 76
Other team members 77
Total 79
Male
Female

LOCATION OF EMPLOYEES 2008 %

South Australia	65.6
Queensland	22.6
Indonesia	8.5
Northern Territory	1.5
Western Australia	1.1
India	0.2
Vietnam	0.2
Egypt	0.1
Papua New Guinea	0.1
Victoria	0.1



WORKFORCE AGE PROFILE 2008 %

Under 30 years old	14.1
30–39 years old	28.8
40–50 years old	29.4
Over 50 years old	27.7



SANTOS EMPLOYEE COMMITMENT



100
80
60
40
20
0
2002
2006
2008

Employee survey results show wide improvement

The positive results from the biennial employee survey show that Santos continues to build a committed culture.

Commitment has improved by 69% since it was first measured in 2002, and in the past two years has continued to improve by 3%. Commitment is an important measure because it correlates with business measures such as productivity and retention, customer satisfaction, total shareholder return and sales growth.

Results significantly exceeded the Australian norm on 29 out of the 40 items for which norm data were available, and were significantly below on only two of the 40 items.

Comparisons with the 2006 results show improvement across almost all areas of the survey.

Among the biggest improvers were those identified for particular focus after the 2006 survey – personal development and change management. Santos will continue its focus on these areas over the next two years, to further consolidate and extend their improvement.

Effective management of change

The Santos Change Management Framework was launched in 2008 in response to the need to improve the company's ability to manage change effectively. The framework is complemented with comprehensive resources to guide change planning and implementation.

Already, several project teams have used the framework to implement important change initiatives. The framework is accessible to all employees via the intranet.

WORKFORCE COMPOSITION 2008
Headcount

Full-time	1,794
Part-time	59
Graduate program	79
Secondee	8
Total	**1,940**

Ethical conduct

An updated Code of Conduct employee handbook was released across Santos in 2008. All employees in Australia and Indonesia attended education sessions with their leaders and completed online training to ensure the company's standards of ethical conduct were understood.

Contractors were also advised of the code, its importance and its application.

Face-to-face CEO updates

CEO David Knox and the Santos Leadership Team conducted communication sessions across Australia and in Indonesia, focusing on company strategy and 'must win' objectives.

The sessions emphasised the importance of working safely and making Santos a great place to work, while driving the achievement of the company's performance objectives.

Flexible working arrangements

While Santos has provided flexible approaches to work for several years, 2008 saw these practices and policies compiled and presented on an intranet-based work/life balance site.

The work/life balance site contains a range of policies, guidelines and resources to help employees develop flexible work plans that meet the needs of both the individual and the company.

New arrangements introduced in 2008 include the ability for employees to purchase additional annual leave and the increase of paid maternity leave to 16 weeks.

Workforce remuneration and benefits

Santos' remuneration and benefits policies and practices play an important role in the sustainable management of its human capital. They aim to strike a balance between Santos' ability to compete for talent in the oil and gas sector, and its ability to manage costs, of which human capital is a major component.

Governance

The Remuneration Committee of the Board sets the company's remuneration policy objectives and oversees the major programs aimed at achieving those objectives. Santos' remuneration policies aim to:

- help Santos to prudently secure and retain the services of professionals able to contribute to the company's success
- encourage employees to strive for superior performance by rewarding achievement of targets that are challenging yet fair
- with regard to senior executives, encourage creation of long-term shareholder value.

Sustainable management of remuneration

Santos applies the principles of differentiation and performance to prioritise its remuneration expenditure. This is underpinned by a performance management and development program which rates performance with regard to target achievement and alignment with Santos' values. These performance ratings heavily influence the distribution of funds allocated by the Board for short-term incentives and pay rises.

The total amount paid in short-term incentives varies from year to year depending on company performance. Instead of relying purely on financial measures for this purpose, a range of performance metrics is used to drive balanced business performance. These metrics include indicators that assess the company's current performance as well as indicators that ensure Santos is positioning itself for future growth.

FOCUS AREA

Impact of business conditions on supply and demand for skills.

Sustainable management of benefits

For non-award employees, Santos operates on the principle of total fixed remuneration, whereby the value of benefits is paid to the employee as cash, and outsourced salary packaging facilities are made available for that cash to be tax-effectively deployed as the employee wishes. Salary packaging is also available to employees covered by certified agreement. This approach provides employees with maximum flexibility and contains the company's administrative overheads.

Santos' superannuation arrangements are outsourced, and for roughly 80 percent of employees, contributions are paid into an accumulation fund. The remainder are members of a defined benefit plan, which was closed to new entrants in 2002. The company obtains professional actuarial advice to ensure the plan is adequately funded to meets its obligations.

Share-based remuneration

Santos considers linking the interests of its employees and shareholders to be important to the sustainable management of its human capital. The majority of employees have some equity in the company through share-based remuneration. For non-executive employees this is provided via an annual share grant and an annual opportunity to purchase company shares at a discount. The shares issued under both plans cannot be sold, transferred or otherwise dealt with until minimum periods have expired.

With the exception of the CEO, share-based remuneration provided to executives is either deferred for three years, or both deferred and subject to shareholder value-based performance hurdles. All share-based remuneration provided to the CEO is subject to performance hurdles measured over three years, therefore powerfully linking the interests of the company's shareholders with that of its key executive.

2009 TARGET

Prudent management of remuneration in a contracting economy.

VOLUNTARY EMPLOYEE TURNOVER %


8
6
4
2
0
2005
2006
2007
2008

Certified agreements

Two collective union agreements cover approximately 22% of employees. These are the Santos Ltd Cooper Basin Workplace Agreement and the Santos Petroleum Management Collective Workplace Agreement.

Both agreements set wages and conditions for employees in line with the nature of the work done to ensure appropriately skilled employees are sourced and retained. Conditions provided under the agreements exceed those in their underpinning Federal Enterprise Awards.

Further, employees covered by the Santos Petroleum Management Agreement participate in the same performance management and short-term incentive frameworks applying to non-award employees, and therefore have the opportunity to earn additional reward based on personal accountability for performance.

Governance and policy

FOCUS AREA

Delivering strong governance systems.

2009 TARGET

Improve ability to measure effectiveness in achieving Management System Objectives.

SANTOS SYSTEMS AND POLICIES INCLUDE:
Asset Development Policy
Code of Conduct
Environment, Health and Safety Management System
How Santos Works
Business conduct
Anti-corruption
Company resources
Confidentiality
Conflict of interest
Financial governance
Financial management and accounting
Gifts and benefits
Guidelines for dealing in securities
Political affiliation
Privacy
Recruitment and selection
Reporting misconduct
Risk management
Shareholder communication and market disclosure
Environment and social
Community
Environment
Greenhouse
Health and wellbeing
Human rights
Safety
Workplace and employment
Conditions of employment
Equal opportunity
Internet and electronic communications
Issue resolution
Leave
Performance management
Remuneration and benefits
Training and development

Policies

The Santos Board has established a set of corporate governance policies. The policies ensure the company and its officers meet the requirements of the *Corporations Act 2001* and the Listing Rules of the Australian Securities Exchange (ASX).

In the opinion of the Board, the policies comply with best practice, including the ASX Corporate Governance Principles and Recommendations.

Each year, the Board reviews and updates the company's corporate governance policies, practices, and procedures in light of changes to law, Listing Rules and corporate best practices. Company policies are continually updated as required to ensure continuing compliance with legislation and best practice.

The corporate governance sections of Santos' Annual Report 2008 and website www.santos.com contain further information relating to the company's corporate governance policies and procedures.

Assuring good governance

Santos' management and governance system, documented as *How Santos Works*, defines the company's management system objectives that drive governance activities. *How Santos Works* establishes the framework in which the company sets policies, manages risk, and provides assurance about its performance and corporate behaviour.

The system sets out how the company's vision, values and strategy relate to the organisational structures and objectives that in turn drive business activities.

How Santos Works was created to ensure Santos' operational systems and decision-making processes are capable of achieving the corporate strategy, while remaining faithful to the vision and values.

This year extensive work has been done to further develop the assurance component introduced in 2007. The assurance framework aims to foster understanding and enhance the means by which management and the Board obtain reasonable assurance that risks are being managed and management system objectives are being met.

How Santos Works was extended with the introduction of *How GLNG Works*. This sub-system defines and documents how the GLNG business works, and outlines the attributes of the GLNG business that will support the achievement of its strategic objectives. It aims to ensure the business will meet its obligations to its owners, employees, external stakeholders and the community in which it operates.

Compliance obligations

Santos has in place, and in 2008 significantly increased the scope and power of, a system for tracking its compliance obligations. The system comprises a database of obligations (such as permits, licences and legal instruments), and a mechanism to ensure, and keep records relating to, the company's compliance with those obligations.

Project governance and asset development

Extensive work was done in 2008 to enhance the company's project management governance methods. The Santos Quality Asset Development process establishes the critical link between the executives responsible for determining and guiding the strategic direction of an organisation and those responsible for executing and supporting those strategies.

Project governance provides transparency and steering of the project team's activities to enable the accountable executive to make quality decisions to ensure business objectives are achieved.

Organisational chart and committees

In 2009, Santos adopted a new organisational structure which focuses on generating growth options and building functional excellence.

The new operating model is structured around three key elements – Corporate Core, Disciplines and Business Units – and managed by the Santos Leadership Team. It will enable Santos to drive business performance through Business Units and drive excellence through the Disciplines.

The new operating model strikes a balance between increasing business performance, clear accountability and preserving the strengths of the existing structure.

The Santos Board

The composition of the Board is determined in accordance with the company's Constitution and the Board Guidelines. The names and details of the experience, qualifications, special responsibilities, and term of office of each Director of the company and the Company Secretary are set out in Santos' Annual Report 2008.

To achieve the highest standards of corporate governance, the Board has established corporate governance policies and charters including:

- Board Guidelines
- Board Committee Charters
- Risk Management Policy
- Code of Conduct
- Guidelines for Dealing in Securities
- Continuous Disclosure Policy
- Shareholder Communications
- Market Disclosure Policy.



BOARD COMMITTEES
AUDIT
ENVIRONMENT, HEALTH, SAFETY AND SUSTAINABILITY
FINANCE
NOMINATION
REMUNERATION
BOARD OF DIRECTORS
CHIEF EXECUTIVE OFFICER
SANTOS LEADERSHIP TEAM
The SLT comprises the CEO and his direct reports and drives business strategy and operations
CORPORATE CORE
Allocate capital and provide governance and policy
HUMAN RESOURCES
LEGAL, CORPORATE DEVELOPMENT AND COMMERCIAL
STRATEGY, FINANCE, PUBLIC AFFAIRS AND COMMUNICATIONS
DISCIPLINES
Provide excellence, service and assurance
EXPLORATION
TECHNICAL
(clean energy, sustainability, information technology, procurement, drilling, environment, health and safety)
BUSINESS UNITS
Execute performance contracts
ASIA
EASTERN AUSTRALIA
GLNG AND QUEENSLAND
WESTERN AUSTRALIA AND NORTHERN TERRITORY

KEY RISK AREAS

PRODUCT RESPONSIBILITY AND REPUTATION

OPPORTUNITIES

INDONESIAN COMMUNITY DEVELOPMENT PROGRAM

TRANSPARENCY AND DISCLOSURE

ABORIGINAL ENGAGEMENT


Santos
Indonesia

Anita Setyorini, Community Development Coordinator, with Mas Ari, inspecting a section of 55,000 mangrove seedlings funded by Santos and planted along the Giligenting coast of Madura, East Java.

Community

Indigenous rights and cultural heritage

FOCUS AREA

Improving relationships with indigenous groups.

2009 TARGET

Implementation of systems to ensure meaningful engagement at all times.

Managing by agreement

Santos recognises the importance of retaining cultural heritage. From an operational perspective this involves safeguarding items of cultural significance and ensuring that all relevant statutory cultural heritage requirements are complied with.

Where practical, Santos' preference is to manage cultural heritage and native title by agreement with relevant parties. Santos has processes that are specially developed, implemented, and continually assessed, sustaining its performance in this area.

In 2008, Santos entered into formal negotiation with eight different Aboriginal groups for cultural heritage and native title for the GLNG project.

Aboriginal Engagement Policy

The Aboriginal Engagement Policy, which is being developed, will provide a holistic approach to engagement with the Aboriginal community. This will take Santos beyond the minimum legal requirements of cultural heritage and native title, addressing risk in terms of cost, delay and possibility of legal action. The broader approach includes addressing employment and training, business opportunities and educational support.

Increasing employment and training opportunities

In 2008, Santos set out a new strategy that aims to have up to 500 Aboriginal employees working with Santos and its contractors in the next few years.

The scheme is a cooperative approach between Santos and its contractors, who have indicated their enthusiasm for the strategy. Extra opportunities for Aboriginal people will be supported by the development of the Santos Contractor Aboriginal Training and Employment Scheme.

This initiative supports the Australian Employment Covenant. It will be backed by the $10 million Santos Indigenous Fund, set aside for employment and training in the energy sector. Project-based funds, such as those associated with the GLNG project, also will be used.

Cultural Heritage Management Plans

Cultural Heritage Management Plans are negotiated with Aboriginal groups to define site identification procedures, ensure Aboriginal participation in the identification and protection of cultural heritage and specify impact mitigation measures.

In 2008, five plans were completed for review by the Queensland Government.

Boosting resources

A challenge in 2008 was to develop and maintain appropriate systems and structures to support Santos' expanded land-based activity in Australia.

To accomplish this, resources were expanded with the appointment of additional office- and field-based cultural heritage personnel.

In addition, Santos continued to invest in the training and developing cultural heritage officers.

Improving clearance systems

The system for managing all cultural heritage clearances was improved to incorporate the specific requirements of each State and Territory government, and each indigenous group with which Santos has a cultural heritage agreement.

In all, 11 indigenous groups were involved in cultural heritage clearances in 2008.



Steven Coghill, Indigenous Affairs Adviser, and Kylie Boyd, Administration Assistant Indigenous Affairs, examining Queensland exploration permits.

BY THE NUMBERS

- The company is engaged in active agreement with 18 different Aboriginal groups, including in areas where there are no native title or land rights claims.
- Approximately 150 meetings were held with Aboriginal groups in 2008.
- Santos has contributed over $100,000 funding to Aboriginal communities outside any formal native title or cultural heritage agreements.

Transparency and disclosure

FOCUS AREA	2009 TARGET
Assurance framework.	Maintenance of the existing performance level and integration with assurance framework.

QUALITY OF DISCLOSURE RECOGNISED



Santos
Transformation
CONDUCT
Santos

The quality of Santos' transparency and disclosure was recognised in 2008 with a Gold Award at the 58th Australasian Reporting Awards. This award recognises the quality of information provided in Santos' 2007 Annual Report and the level of disclosure about the company's performance and outlook.

It was the third year in a row Santos has received this award.

Also, Santos' website was judged in the top 10 of all ASX 200 companies in the Australian Investor Relations Association's 2008 awards.

Committed to openness

Santos is committed to providing timely and equal access to information about the company and its activities. It has developed policies and procedures to ensure directors and employees fulfil their obligations in this regard. These policies were reviewed and updated in 2007.

Code of Conduct re-launched

As result of the 2007 review, Santos' Code of Conduct was re-launched. The code elaborates on the company's values, particularly the commitment to achieving the highest ethical standards in all dealings.

It also summarises company policies relating to good conduct and ethical business practice in areas such as anti-corruption, gifts and benefits, reporting misconduct, shareholder communication and market disclosure, and human rights.

The code is a guide for employees to the standards of behaviour expected in everyday work situations. Compliance with the code and related policies will help to ensure Santos meets its obligations to the community, shareholders, employees and partners.

The re-launch of the code included information sessions for employees and their leaders, the requirement that employees familiarise themselves with the contents of the code and the related policies, and a compulsory e-learning module.

Disclosure

Santos has policies clearly stating that company information must not be selectively disclosed. Directors and employees must notify a designated disclosure officer as soon as they become aware of information that should be considered for release to the market.

Company market announcements are released to both exchanges where company shares are listed: the ASX and NASDAQ.

The Vice President Corporate Development and Legal is responsible for communications with the exchanges. All material information disclosed to the exchanges is posted on the company website at www.santos.com. This includes news announcements, annual reports, sustainability reports, notices of meetings and material presented at investor briefings.

The website provides an email alert and an automated feed, for anyone wanting automatic notification of company announcements. Also available is the opportunity to make general enquiries and provide feedback.

Environmental statutory declaration of compliance

During the financial year no fines were imposed, no prosecutions were instituted and no official directions or notices were issued by the relevant regulatory bodies regarding non-compliance by Santos (further information is included in the Annual Report - Directors' Statutory Report).

Internal Audit

The objective of the Santos Internal Audit is to provide independent and objective assurance to the Board of Directors and management regarding the effectiveness of Santos' risk management and internal compliance and control systems. Santos Internal Audit is accountable to the Board of Directors, through the Chairman of the Audit Committee (see page 27).

Santos Internal Audit is required to report to management, the Board and the Audit Committee with respect to the adequacy of internal control systems. To maintain independence, Santos Internal Audit has no responsibility for operational business management. This ensures the integrity and objectivity of its reviews.

External stakeholder engagement

Breaking new ground

Stakeholder engagement took on an even greater level of importance in 2008 as Santos embarked on a series of landmark projects in new geographical areas. This included the GLNG project, the proposed Shaw River Power Station in western Victoria, and the exploration of the Gunnedah Basin in New South Wales.

To meet the individual needs of these regions, Santos drew up tailored Stakeholder Engagement Plans to ensure communities were fully informed and consulted. Detailed consultation databases for each region ensured every question, comment or grievance was logged, tracked and responded to.

Stakeholder Engagement Plans are integral to ensuring projects proceed with the best results for all parties. It is vitally important that Santos gains the trust of the community and the government in its exploration, development and operation capacities.

Detailed requirements for stakeholder engagement were incorporated into the review of the Santos Quality Asset Development (SQAD) process during 2008. SQAD is a company-wide new project management framework underpinned by guiding principles for making decisions.

Established relationships continue

While taking on new major projects, Santos has not lost sight of the importance of maintaining its stakeholder engagement programs in areas surrounding existing operations.

In eastern Queensland and the Cooper Basin, Santos' landholder liaison employees have regular interaction with the landowners in the vicinity of Santos' exploration and production activities, including a *Pastoralists' Update* newsletter which details upcoming field activities.

In the Gippsland area of Victoria, Santos participates in a stakeholder engagement program relating to the Patricia-Baleen gas plant. The centrepiece of this program is the Community Advisory Committee which meets regularly to discuss relevant issues.

FOCUS AREA	2009 TARGET
Engaging new communities.	Licence to operate in new communities.

In 2008, the focus of these meetings was the Patricia-Baleen plant upgrade to process gas from Nexus Energy's Longtom field.

Santos also continued its extensive stakeholder consultation and community development programs in Indonesia, which are discussed on pages 32–33.

Expanding profile in Queensland

Santos' profile around Roma and Injune is growing rapidly as the company establishes coal seam gas production facilities in these areas to meet targets for the GLNG project.

Santos has operated in eastern Queensland for many years, but with a lower level of activity than is now required for GLNG.

The company is new to the Gladstone community, where the LNG plant will be located, and looks forward to building this relationship as the GLNG project moves forward.

Santos is working collaboratively with state and federal governments, local leaders and the community to identify and address issues that might impact local residents and the project. These include land access and infrastructure, water resources and transportation methods and routes.

In 2008, Santos held 25 information sessions across 11 locations and more than 140 project briefings with key stakeholders. More than 250 community enquiries were followed up.

The company also set up information shop fronts in Gladstone's and Roma's shopping districts as the beginning of an ongoing program.

First entry into NSW

An exploration program to search for coal seam gas in the Gunnedah Basin marks Santos' first entry into New South Wales. Santos has up to 21,000 square kilometres of exploration acreage that takes in the communities of Gunnedah, Coonabarabran, Scone, Quirindi and Boggabri. Here, rich agricultural land supports an established rural community.



David Lobb, Landholder Adviser, liaising with Ross West from the 'Roleen' property, Wallumbilla, eastern Queensland.

To ensure local people have been kept well informed of the work Santos is doing, Santos has conducted six community information sessions, personally consulted 77 landholders, and responded to 18 enquiries in 2008. This engagement will continue for the duration of Santos' presence in the region.

Move into power generation

The proposed Shaw River Power Station will be a gas-fired plant situated near Orford in western Victoria. This project marks a new entry for Santos into both power generation and the Orford district.

The first round of community consultations occurred during September 2008, with 270 people attending public display sessions in 10 locations, as well as 124 who attended stakeholder information sessions in three locations. Santos has already responded to 93 enquiries.

The move into power generation reflects Santos' recognition of the important role natural gas will play in Australia's energy future.

Social infrastructure

FOCUS AREA

Impact on social infrastructure.

2009 TARGET

Positive contribution to social infrastructure.

LOCAL KNOWLEDGE DELIVERS IN GIPPSLAND



In Victoria's east Gippsland towns of Orbost and Newmerella near the Patricia-Baleen gas plant, Santos has an extensive community support program which focuses on building the area's social infrastructure and capacity.

Santos employs 14 local people at Patricia-Baleen and has supported 18 community organisations. These include pre-schools, primary and secondary schools, sporting and recreational clubs, the local fire brigade, aged health support and environmental and historical projects.

The success of the program is due to the extensive community knowledge and relationships of site employees who have been recruited locally.

Above: Students at Newmerella Primary School, Victoria, with playground equipment funded by Santos.

Understanding impacts on social infrastructure

Social infrastructure refers to the built environment in areas in which Santos operates. This may include roads, energy and water infrastructure, hospitals, schools, housing, access to goods and services and other infrastructure that is required for a sustainable community.

Social impact studies assess the positive and negative impacts that Santos' operations may have on this infrastructure and enable the company to put in place appropriate development plans to contribute positively to the communities in which it operates.

Consultation guides community investment

Santos consults with community members in areas where its work programs may affect them. This helps identify the impact of Santos' activities on social infrastructure. For example, the purchase of local goods and services, and impacts on road use or resident amenity.

Social needs identified

In response to Santos' increasing presence in Roma, Queensland, the company has commissioned a social needs study of the region. Santos will use this information to help guide future community investment in the Roma and Gladstone areas.

Elsewhere, Santos will use similar systematic programs to develop relationships in new regions. The primary regional focus will be on the Gunnedah Basin in New South Wales, Orford in western Victoria, and Gladstone in Queensland.

The effectiveness of Santos' social investments in these new areas will be measured and reviewed to ensure it is meeting community needs.

Indonesian community programs continue

All of Santos' community activities in Indonesia are governed by its Community Development Plan, which aims to contribute to activities and projects that improve community wellbeing in areas surrounding Santos' operations.

Each year, company representatives sit down with Indonesian Regency government officials and community leaders to pinpoint the most important community projects for the next 12 months.

This way, Santos can make contributions that directly address community needs and regularly review these projects to ensure they are achieving their set goals.

In the past year the company's work has continued to include planting 55,000 mangroves along the Camplong coast on Madura Island, building six new health clinics on Giligenting and Giliraja Islands, and contributing to schools, mosques and cultural events.

Community wellbeing

Corporate responsibility

Santos has formed relationships with the many communities in which it operates. The company recognises its responsibility to contribute to the social fabric of those communities.

The company's Community Policy – developed in 2008 – provides guidance for stakeholder relations and community investments in areas surrounding its operations.

This policy has been incorporated into the company's environmental, health and safety management system. The management standard that outlines a framework to ensure activities comply with the policy's commitments is now being finalised.

Understanding community needs

Santos seeks to contribute to organisations and activities that are of long-term value to the community, such as health, education, the environment, youth, art and culture, and indigenous matters.

The company works with communities to identify local needs before giving support, to ensure its resources are used in the best possible way to make the biggest difference.

This consultation can range from informal discussions with local employees and other stakeholders to more comprehensive community needs assessments, such as those undertaken in Roma during 2008.

Indonesia a shining light

A structured approach to community development, involving considerable local consultation (see pages 31–32) has allowed Santos' Indonesian operations to make valuable, lasting contributions to local communities.

Projects have included:

- planting 55,000 mangroves along the Camplong coast, restoring a natural defence for coastal communities against aggressive tides, and boosting fish habitats
- increasing the number of health clinics on Giligenting and Giliraja Islands, in the Madura Strait, from two to eight
- ensuring the traditional Islamic coming-of-age circumcision for boys was carried out in clean, safe environments by experienced health practitioners
- providing building materials to schools and mosques.

This structured approach will be used in other regions as Santos looks to engage and contribute to new communities.

Exhibition fosters reconciliation

Santos' employees helped organise Australia's largest ever touring exhibition of commercially available indigenous art.

The exhibition featured artists such as Clifford Possum, Rover Thomas and Minnie Pwerle, and was valued at over $4 million. Proceeds from the auction went towards implementing the Engineers Without Borders Reconciliation Action Plan.

Engineers Without Borders Australia, a non-government registered charity, hosted the fundraising auction of the artworks with planning assistance from Santos' staff. The company also made a contribution from the Santos Community Fund, to complement its employees' efforts.

Engineers Without Borders works with disadvantaged communities to improve quality of life through education and by implementing sustainable engineering projects.

FOCUS AREA

Making meaningful contributions to communities.

2009 TARGET

Improve quality of life in the areas in which we operate.



SPONSORSHIP BY ACTIVITY 2008	%
Education	82.3
General community	7.6
Arts and culture	4.3
Conference/industry/govt.	1.9
Indigenous	1.8
Environment	1.0
Santos Community Fund	0.7
Youth	0.4



SPONSORSHIP BY AREA 2008	%
Royal Institution of Australia	67.1
Australian School of Petroleum	13.3
South Australia	6.5
Queensland	4.9
Indonesia	4.8
Northern Territory	1.0
Victoria	0.8
New South Wales	0.6
Western Australia	0.4
Papua New Guinea	0.2
New Zealand	0.2
Vietnam	0.2



Shakira Rayment, Liam Robertson and Kelisha Rayment with their lanterns created for the OzAsia Festival, sponsored by Santos.



Children at Port Moresby General Hospital, whose library has received 520 books donated by Santos' employees.

Focused sponsorship program

Santos' contribution to the wellbeing of communities is achieved in part through its sponsorship and donations program.

Through this program, Santos provides support to community-based programs, organisations and events that are valued by people in those regions, and reflect each community's specific socioeconomic and cultural circumstances.

In 2008, Santos contributed $7.5 million to 206 events and organisations in Australia, Indonesia, Papua New Guinea, Vietnam and Kyrgyzstan. The company focused on education, the environment, art and culture, and youth development.

Examples include:

- a $1 million, three-year commitment to the Adelaide Symphony Orchestra, which continues Santos' longstanding relationship with the ASO
- sponsorship of the OzAsia Festival, including employee participation in the Moon Lantern Festival
- support for 12 organisations in Orbost, Victoria, near Santos' Patricia-Baleen gas plant, including schools, recreational clubs, the fire brigade, and health and environmental projects
- a donation by employees of 520 children's books to Port Moresby General Hospital
- $5 million was provided to establish the Royal Institution of Australia, which will provide scientific knowledge to the wider community.

Employee fundraising supported

The Santos Community Fund supports volunteering and fundraising by employees. In 2008, it contributed to 14 organisations.

The fund covers all the contributions Santos makes to community-based organisations. It also provides additional support to employees who volunteer their own time and resources to improve the community.

In 2008, this included helping Cooper Basin employees and contractors raise $100,000 for the Royal Flying Doctor Service, and assisting all staff raise about $10,000 for the Juvenile Diabetes Research Foundation.

Many employee fundraising activities included a fitness component. For example, Brisbane staff participated in the 2008 Crewzing Corporate Rowing Regatta which raised funds for Diabetes Australia (Qld) and Youngcare.

EXAMPLES OF COMMUNITY SUPPORT

In 2008, Santos contributed to 206 community events and organisations, including the following:

AIATSIS
Australian Institute of Aboriginal and Torres Strait Islander Studies

ASP
Australian School of Petroleum

Huntington's Disease Assoc. (Qld)

4th Australia - New Zealand
Climate Change & Business Conference

Cancer Council SA

CFA

Darwin festival

engineers without borders AUSTRALIA

guideDOGSsa·nt

JDRF Juvenile Diabetes Research Foundation
dedicated to finding a cure

KIDNEY HEALTH AUSTRALIA

Leukaemia Foundation
VISION TO CURE
MISSION TO CARE

LITTLE ATHLETICS N.S.W
FAMILY FUN AND FITNESS
Gunnedah branch

Rugby Development Team

mnd South Australia

MOVEMBER
CHANGING THE FACE OF MEN'S HEALTH

Adelaide Festival Centres
OzAsia FESTIVAL
5-17 October

QUEENSLAND ART GALLERY | GALLERY OF MODERN ART

ROYAL FLYING DOCTOR SERVICE
OF AUSTRALIA

Ri Aus The Royal Institution of Australia

RSPCA
For all creatures great and small.

Save The Bilby Fund

Government of South Australia tafeSA

ZOOS SOUTH AUSTRALIA

CONTRIBUTING TO KYRGYZSTAN



Santos began community development projects in Kyrgyzstan in 2008 to complement seismic activity underway in the central Asian country.

Facilities in rural areas are basic, and infrastructure has significantly decayed since the Soviet Union collapsed in 1991.

So far, two community projects in southern Kyrgyzstan have been completed by South Petroleum Company, in which Santos holds a 70% share.

The company has upgraded school gym and kitchen facilities in Arka, and given Ala Buka schools and hospital sports equipment, heating supplies and building materials.

Above: Trevor Brown, Vice President Exploration; Bob Ambrose, Vision Services seismic representative; Mark Shimmield, Manager Commercial & Finance Asia; Temir Azhykulov, General Director South Petroleum Company; the Akim (Head) of Arka; and Julian Evanochko, Country Manager Kyrgyzstan; during the presentation of supplies provided by Santos.

Product responsibility and reputation

FOCUS AREA	2009 TARGET
Reliability and quality of supply.	No supply incidents.


Santos

Bill Loof, Operator Maintainer, at the Fairview coal seam gas fields, Queensland.



Lorna McGinnis, Community Consultation Adviser for the GLNG project.

Reliability and quality of supply

It is important that Santos continues to sustainably meet its obligations to deliver high quality product.

Santos is one of Australia's largest producers of natural gas for the domestic market, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers.

The company's vast gas reserves will also play an important role to help Australia and, through LNG exports, the world move to a substantially less carbon-intensive future.

LNG is in strong demand in carbon-intensive economies such as China and India. When used instead of coal, LNG provides a cost-effective low carbon-intensive energy source.

Critical to Santos' customer relationships is reliability of supply – maintaining the quality and quantity of product.

For example, in domestic gas production this includes processing reservoir gas to remove water and carbon dioxide to meet sales specifications, delivering a low-carbon-intensive product to the electricity generation sector.

Santos' reputation is determined by its ability to manage the safety of its workforce; set and meet performance objectives at the highest level (for example, financial, operational, environmental); keep the market and other stakeholders fully informed; interact with communities successfully; and provide a great place to work.

In August 2008, water was identified in auto LPG (a propane/butane mix) supplied to motorists in Adelaide. Santos switched its auto LPG customers to 100% propane as a precaution while the issue was invesigated and rectified. Santos worked with distributors to minimise disruption.

Compliance with regulations

Santos operates in accordance with relevant legislation and has developed a robust system of governance to ensure compliance across the company (see page 26).

As Santos does not have a retail customer base, there has been no need for a formal grievance mechanism. Santos addresses operational issues directly with its relatively small number of large corporate customers.

Also available is the opportunity to make general enquiries and provide feedback via the company website at www.santos.com.

For particular exploration, development or operational activities (such as coal seam gas exploration in the Gunnedah Basin, and the GLNG and Shaw River Power Station developments) Santos has set up avenues for people to contact the company with questions or concerns via telephone hotlines, websites or email addresses (see page 31).

Working safely in the community

The transportation and transfer of Santos' hydrocarbon product is managed under strict safety protocols. This is equally important for people living in the vicinity of Santos' operations as it is for the company's own employees (see page 19).

It is important for Santos to understand the implications of its activities on a community and address them in a way that allows the company to continue to operate in that community.

Santos contributes both directly through sponsorships and indirectly through the local employment and business opportunities that its operations create (see pages 32–35).

ORGANISATIONAL MODEL


CORPORATE CORE
PERFORMANCE CONTRACTS
CAPITAL ALLOCATION
SANTOS LEADERSHIP TEAM
EXCELLENCE & SERVICE
GUIDANCE & POLICY
BUSINESS UNITS
REQUESTS
EXCELLENCE, SERVICE & ASSURANCE
DISCIPLINES

ENVIRONMENTAL EFFICIENCY



Produced water
340 megalitres/ mmboe



Footprint
360 hectares/mmboe



Landfill
580 m^3/mmboe



Greenhouse emissions
69,000 CO_2e tonnes/ mmboe

PRODUCTS



Sales gas, ethane & LNG
38.8 mmboe



Condensate
2.0 mmboe



LPG
2.1 mmboe



Crude oil
10.8 mmboe

Product figures (mmboe) for this diagram are calculated as gross annual production from Santos-operated sites in Australia. Net production from all Santos-operated sites is published in Santos' Annual Report 2008; in 2008 this was 54.4 mmboe, broken down as 39.4 mmboe of sales gas, ethane and LNG; 3.3 mmboe of condensate; 2.1 mmboe of LPG; and 9.6 mmboe of crude oil.

Santos continues to work towards capturing data across all operated and non-operated sites, which will be incorporated progressively into future sustainability reporting.

For this report:

- produced water (page 40) and footprint (page 39) data have been calculated for Santos-operated sites in Australia
- landfill data (page 42) have been calculated for major Santos-operated sites in central Australia
- greenhouse gas emissions (page 44) for all Santos-operated sites are calculated and verified mid year therefore this ratio represents 2007 emissions and production data.

KEY RISK AREAS

INCIDENTS AND SPILLS

CLIMATE CHANGE

BIODIVERSITY AND LAND DISTURBANCE

OPPORTUNITIES

LOW EMISSION TECHNOLOGY PROJECTS

WATER MANAGEMENT AND RECYCLING

Environment



Tree planting on National Tree Day on the River Torrens embankment at Tainmundilla Park, Adelaide. Santos has participated in this activity for five years as part of the Our Patch project.

Biodiversity and land disturbance

Culture change

The importance of biodiversity and caring for the environment is reflected in Santos' values (see inside front cover fold-out for Santos' values).

Santos is continuously mindful of reducing its environmental impact in all areas of its business. Santos will look to continue to improve its environmental training to develop a strong environmental culture among all employees and contractors.

A revised Statement of Environmental Objectives was promoted at a Santos drilling and petroleum engineering wellsite forum in December 2008. The revised statement put a greater focus on reporting.

Santos will continue to work towards having a uniform approach to environmental management across all its operations.

Practical applications

A range of projects have been implemented to reduce the company's environmental footprint.

These include:

- recycling drilling waste
- site selection to minimise impact on sensitive vegetation
- developing drill pads that can be used to drill multiple wells, reducing the overall area disturbance by 58%.

Eastern Queensland challenges

Operations in eastern Queensland expanded in 2008 in preparation for the GLNG project. With this comes a range of challenges.

Company policy and direction enables effective field planning, such as running roads and pipelines in the same corridors and locating wells to have the least impact.

FOCUS AREA

Protecting sensitive ecosystems and native fauna.

2009 TARGET

Impact assessment and mitigation plans and rollout of training.

In the Fairview field, an environmental constraints map was developed to improve the understanding of environmental sensitivities and licence conditions of the area. The map outlines legislative requirements determined by the Environment Protection Agency, and identifies environmentally sensitive areas.

Protecting fauna

Santos is developing new tools to identify habitats of species and ecological communities that have been prioritised by conservation organisations. Ongoing strategies to protect them from oil and gas operations are continuing to be refined. This includes revising pipeline construction techniques.

On-site construction and supervision personnel completed snake handling courses to reduce the impact on local species in areas of Santos' operations.

Cooper Basin strategies

Field services teams provide on-the-ground support in all operating areas to help contractors implement sound environmental practices.

Santos' line-of-sight reports assess development proposals and identify lower impact routes for pipelines and well leases.

Santos continued to work with its geographic information systems team to develop more efficient methods of data capture, storage and query to accurately track land disturbance and rehabilitation.



Santos

Clem Faulkner, Operator Maintainer, near Santos' eastern Queensland gas fields.

LAND USE FOOTPRINT 2008 — Hectares



LAND USE FOOTPRINT 2008	Hectares
Onshore pipelines	8,502
Roads	4,409
Wells	2,708
Borrow pits	1,577
Evaporation ponds	1,117
Plants	867
Waste facilities	156
Offshore pipelines	123
Camps	33

Water resources

FOCUS AREA

Produced water management.

2009 TARGET

Register and action plan for produced water assets.

Managing water from coal seam gas operations with no net negative environmental impact.



Construction of desalination plant feed tank, part of the Pony Hills water treatment project at Fairview coal seam gas operations, eastern Queensland.

Responsible management

Water is a significant part of Santos' operations and the responsible management of water resources is important to the company.

Water is sourced under appropriate authorisation from mains water, surface water, groundwater bores and recycling initiatives.

Where water quality is not sufficient for the plant and amenities it is treated by reverse osmosis. This produces potable water for personnel use and demineralised water for steam condensate and plant processes.

Waste water is treated strictly in accordance with applicable regulations before disposal. Where practicable, Santos tries to recycle waste water.

Santos aims to reduce its water consumption and improve the reuse and recycling of water across its sites.

In 2008, Santos implemented a number of initiatives, including:

- The design of a waste water treatment plant at Jackson. This can provide treatment for 45,000 litres of waste water per day, which may be used for irrigation at the camp. A second unit is planned for Tarbat, south-west Queensland.
- Installation of AAA water-saving shower heads across Santos' sites in the Cooper Basin – 60% of all shower heads have been replaced.
- The use of Multizyme (a product that reduces levels of bacteria, grease and fat) in the grease traps, which has eliminated the need for pumping.

Produced water

In addition to oil and gas, Santos' wells bring to the surface varying volumes of water that have accumulated in the rock strata and are mingled with the hydrocarbons.

The quality of produced water varies from well to well. It is usually unfit for human consumption as it can contain naturally occurring suspended solids, salts and hydrocarbons.

Offshore, this produced water is separated from hydrocarbons primarily by centrifugal separators and discharged in accordance with strict environmental licence conditions.

Onshore, the primary means of disposing of produced water has been by evaporation. Produced water in the Cooper Basin is gravity separated from hydrocarbons in process vessels before flowing through a series of bunded ponds – a common practice in the oil and gas industry.

Produced water rejoins the natural water cycle through evaporation.

A produced water management strategy has been developed for Santos' coal seam gas production in Queensland.

This strategy includes substantial secondary use for the produced water including agricultural use, tree plantings and supply of treated water for the local community.

Continuous review

In 2009, the focus will be on:

- implementing an integrated Surface and Groundwater Monitoring Plan across the Cooper Basin
- completing the Produced Water Register, a central repository to store data such as location, flow rates and receiving environment for each produced water facility, including a link to relevant monitoring data
- a comprehensive review of all produced water assets, assessed and evaluated against both regulatory requirements and Santos' standards.

Air quality

Transparent emissions reporting

Air quality management and reporting includes emissions to air of pollutants. Greenhouse gas emissions and climate change management are addressed in detail on pages 44–47.

Santos aims to manage operations to comply with regulatory air quality requirements.

The Australian National Pollution Inventory was established in February 1998 to phase in compulsory emissions reporting. Santos has disclosed its emissions since then. The inventory nominates 93 substances, of which Santos produces 24 and reports levels of these emissions annually.

This reporting provides the community, industry and government with information about emissions in Australia and promotes waste minimisation, cleaner production, and energy and resource efficiency.

Santos' operations are in areas remote from dense population centres and areas of high public use. Santos has operations in Indonesia and Australia and records its emissions from 53 separate facilities. These include 10 major plants, 41 smaller satellites, one pipeline and one trucking facility.

The majority of the emissions are by-products from the combustion of natural gas. Other emission sources from these facilities may include the use of production chemicals, flaring, fuel loading, fuel storage tanks and vehicles.

FOCUS AREA

Development projects.

Santos determines its emissions from these sources by using calculation methods outlined by the Australian Department of the Environment, Water, Heritage and the Arts' *Emissions Estimation Manual for Oil and Gas Exploration and Production*.

Reduced well venting

An initiative implemented in 2008 has reduced the venting to atmosphere from wells (well blow-downs). Santos' engineers have introduced a cycling process where a series of flow and shut-in periods are used to clear the column of fluid in liquid-loaded wells and thus reduce the frequency of well blow-downs and associated emissions to atmosphere.

Designing lower-emissions plants

Air quality studies are integral to major project environmental assessments for Santos. Detailed computer modelling studies can be applied to examine the volume and dispersion behaviour of emissions to the atmosphere. These studies assess the cumulative impact that emissions from a new facility will have on the local environment and ensure levels meet relevant regulatory guidelines. Santos will then design the plant and equipment to ensure its activities meet these guidelines.

SANTOS FACILITIES

State	Plant	Satellite/ platform	Pipeline/ trucking	Total
South Australia	2	24	-	26
Queensland	5	13	1	19
Northern Territory	2	-	1	3
Victoria	1	1	-	2
Western Australia	-	1	-	1
Indonesia	-	2	-	2
TOTAL	10	41	2	53

2009 TARGET

Conduct air quality studies and implement mitigation.

SANTOS AUSTRALIAN OPERATIONS EMISSIONS INVENTORY 2007*

	Santos' emissions (tonnes)
Arsenic and compounds	0.008
Benzene	170
Beryllium and compounds	0.005
Cadmium and compounds	0.039
Carbon monoxide	3,600
Chromium (III) compounds	0.043
Copper and compounds	0.060
Ethylbenzene	9.4
Ethylene glycol (1,2-ethanediol)	48
Hydrogen sulphide	0.130
Lead and compounds	0.011
Mercury and compounds	0.005
Methanol	77
n-Hexane	190
Nickel and compounds	0.076
Oxides of nitrogen	16,000
Particulate matter 10.0 µm	240
Phenol	46
Polycyclic aromatic hydrocarbons	0.110
Sulphur dioxide	25
Toluene (methylbenzene)	83
Total volatile organic compounds (VOCs)	5,300
Xylenes	73

* This data is reported mid-year and therefore 2007 emissions are presented.

Waste management

FOCUS AREA

Reducing waste to landfill.

2009 TARGET

Improved recycling ratio.

OIL SLUDGE RECYCLING m³



20,000
15,000
10,000
5,000
0
2005
2006
2007
2008
Oil sludge
Product recovered

COOPER BASIN WASTE RECYCLED 2008 m³

Scrap metal	3,646
Tyres	1,334
Cardboard & paper	538
Glass	206
Plastic	215
Batteries	37
Total waste generated	37,180
Waste to landfill	31,204
Total waste recycled	5,976



Recycling doubled

Santos achieved an ambitious recycling target of 15% in the Cooper Basin in 2008. This target followed a review of 2007 data which indicated a recycling rate of about 7% for Cooper Basin sites.

In the Cooper Basin, recycling programs diverted more than 5,976m³ of waste from landfill.

This improvement is not only beneficial to the environment – it also offsets some of the costs associated with landfill disposal.

In 2008, Santos instigated its new waste management system for its Adelaide office. This system achieved a recycling rate of over 80%, diverting 66 tonnes of waste from landfill.

Managing Moomba landfill

New landfill regulations were introduced in South Australia in 2008, with direct implications for Santos' Moomba waste depot.

The changes have seen Santos conduct risk assessment works on waste management. The results of the assessment are being used to design an appropriate landfill cell, which is scheduled to be constructed in 2009.

Getting a measure on waste

Quantifying a baseline from which to make improvements at all onshore facilities was the key sustainability focus for waste management at a corporate level in 2008.

Consistency of waste services and the need for performance indicators in waste management contracts were identified as challenges in 2008. With a major waste management contract due for tender in 2009, Santos has the opportunity to improve the quality (and, potentially, the consistency) of services to onshore Australian facilities.

Currently, all onshore facilities have waste management plans.

Data collection has also taken place at some facilities without waste disposal, with the intention of finding out the amount of waste generated at all sites. Santos is analysing site-based waste generation to identify ways to be more efficient.

Santos is focused on ensuring a consistent and accurate approach at all facilities so improvements can be measured with confidence.

Improvements to sludge treatment

Sludge is unusable product left at the bottom of vessels and tanks.

A crude recovery rate of 50% was achieved from 16,055 kilolitres of Cooper Basin sludge in 2008. This sludge volume is down on previous years, while the total crude recovered and the recovery rates are at record highs. These numbers clearly indicate improved separation of water and sludge at source sites and the success of point-of-source sludge reduction activities.

There remain further opportunities for improvement in the handling of sludge and waste water at Moomba. A team has been formed to scope a long-term solution through a feasibility assessment. This study is underway and expected to be complete in 2009, after which a project will be initiated to improve sludge treatment.

Incidents and spills

Prevention the top priority

Santos is committed to the prevention of oil spills.

Systems in place to prevent spills include:

- bunding around fuel and chemical sites
- monitoring systems
- pipeline integrity management
- pigging (cleaning pipes).

Raising hazard awareness

Santos has identified high-risk areas and has implemented strategies to avoid or minimise any spill impact.

In 2008, a proactive reporting ratio target was set. This ratio is the number of safety and environment hazards and near misses reported per person (full-time equivalent). Santos set a target of 3.5 and the actual ratio achieved was 3.3.

The proactive reporting ratio has raised awareness of environmental hazards. Santos has identified potential root causes, and these issues are being considered in 2009 improvement plans.

Thorough preparation

Should an incident occur, Santos is well prepared to deal with it.

Employees are trained to respond immediately and appropriately, and the company has in place a comprehensive plan for mitigation, management and remediation of the effects of a spill.

Moonie to Brisbane oil pipeline

Management of the Algester, Carindale and Moonie East spill sites on the Moonie to Brisbane oil pipeline continues to be a focus.

In Algester, a suburb of Brisbane, spill site remediation is well advanced. Greening Australia has planted grass, trees and other vegetation to enhance the affected park. Playground equipment also has been installed following consultation with Brisbane City Council and the local community.

FOCUS AREA

Preventing spills.

In the Brisbane suburb of Carindale, $110m^3$ of hydrocarbon was released from the pipeline. Prompt action was taken and the site has been remediated.

In Moonie East, Queensland, hydrocarbons continue to be recovered from bores. An automated hydrocarbon recovery system has been installed.

Excavation works to remove contaminated soil have been completed. A bore installation program for ongoing monitoring is nearing completion.

Santos has begun decommissioning the Moonie to Brisbane pipeline. The company has developed an abandonment strategy to reduce the likelihood of incidents and ensure that appropriate measures are in place should an incident occur.

Banjar Panji, Indonesia

Although it was a non-operator in this project, Santos gave its full support to managing mud and water outflow from near the Banjar Panji-1 well on the Indonesian island of Java.

This incident, which occurred in May 2006, at Sidoarjo near the city of Surabaya, was of significant concern to Santos.

A long-term management framework and community support program has been established, and is being managed by the Indonesian Government.

In December 2008, Santos transferred its 18% minority interest in the production sharing contract to a company associated with the operator. The transfer was approved by the Government of Indonesia.

2009 TARGET

Reduced frequency and volume of spills.



David Olds, Team Leader Cooper Basin Field Services, inspecting oil spill containment kits.



OIL SPILL VOLUMES
m3
Moonie East/Algester spills effect
500
400
300
200
100
0
2004
2005
2006
2007
2008

Climate change management

FOCUS AREA

Carbon intensity.

2009 TARGET

Improve energy efficiency.

SANTOS SHARE GREENHOUSE GAS EMISSIONS[3]
Million tonnes CO_2-e



4
3
2
1
0
2002
2003
2004
2005
2006
2007
Australia
United States
Indonesia
PNG

SANTOS GREENHOUSE GAS INTENSITY
Greenhouse emissions per unit of production



0.65
0.60
0.55
0.50
0.45
0.40
0.35
2002
2003
2004
2005
2006
2007
2008
Actual
Forecast
Target

Climate change policy

Climate change is a global issue requiring significant resources to meet complex environmental, energy, economic and political challenges.

A clean energy strategy is the cornerstone of Santos' new Climate Change Policy. The policy is based on Santos' vision 'to lower the carbon intensity of its products'. It will guide moves to increase energy efficiency, develop low emissions technology, embed a carbon price and continue public disclosure of emissions.

Santos' new clean energy division will pursue emissions abatement projects and lower emission technologies.

Natural gas – a clean energy solution

Santos has a range of projects based on producing natural gas, which can play a pivotal role in helping Australia's economy move to a cleaner energy portfolio.

Natural gas presents the following benefits for Australia in terms of supporting practical solutions aimed at delivering clean, cheap energy for Australian consumers and industry over both the transition period (2010 to 2025) and in the long term (2025 to 2050):

- It is a clean energy source, with combined-cycle gas-fired power generation emitting 40% of the CO_2 produced by a conventional coal-fired power station.[1]
- It has a far lower water intensity, using a fraction of the water per megawatt hour as an existing coal-fired power station.
- Gas-fired power generation has a small environmental footprint (150 hectares for 1,000MW) and hence low community visibility and infrastructure requirements.
- Gas-fired power generation is an immediately available and reliable energy source, capable of producing peaking, intermediate and baseload power generation.
- Australia's natural gas reserves (both conventional and coal seam gas) are abundant and in close proximity to the major gas demand nodes, particularly on the Australian east coast.[2]
- Gas is a perfect partner for intermittent renewable energy sources in ensuring smooth supply-side dynamics in, and the integrity of, the electricity sector.
- The expansion of the Australian gas industry, both LNG and domestic, will provide a major economic boost to the Australian economy and create a substantial number of new jobs, measured in the thousands.

SANTOS GREENHOUSE GAS EMISSIONS PROFILE AND ASSURANCE STATEMENT
Million tonnes CO_2-e



7
6
5
4
3
2
1
0
2002
2003
2004
2005
2006
2007
Santos operated sites
Santos share

The following greenhouse gas emissions relate to Santos' Australian and international exploration and production operations for the year ended 31 December 2007.

Total greenhouse gas emissions = 4,383,218 tonnes of carbon dioxide equivalent.

This amount has been subject to independent limited assurance by Ernst & Young in accordance with Australian Auditing and Assurance Standard ASAE 3000 'Assurance Engagements other than Audits or Reviews of Historical Financial Information'. See www.santos.com/sustainability2008 for their Independent Limited Assurance Report.

Notes:

Santos' greenhouse gas emissions comprise emissions from direct sources, including stationary combustion, process emissions (including flaring and venting) and fugitive emissions from oil and gas exploration and production facilities that Santos operates.

Santos' greenhouse gas emissions have been calculated using Australian Petroleum Production and Exploration (APPEA) methodologies based on inputs from the International Petroleum Industry Environmental Conservation Association (IPIECA) and the American Petroleum Institute (API) Compendium of Greenhouse Gas Emission Estimation Methodologies for the Oil and Gas Industry. Factors and global warming potentials used are those published by the Australian Government Department of Climate Change in the National Greenhouse Accounts (NGA) Factors. Santos reports its greenhouse emissions on an operational control basis as defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBSDC).

Energy efficiency opportunities report

A series of projects aimed at making Santos' Moomba facility more energy efficient are underway and showing good results for the business and the environment.

Santos, with a total energy use of approximately 30 PJ in Australia, has been actively participating in the Australian Government's energy efficiency opportunities program since its introduction in 2006.

Participation in the program is part of Santos' ongoing energy efficiency strategy to look at ways to run operations more efficiently, preserve sales gas reserves, increase revenue and reduce Santos' carbon footprint.

Santos has conducted a detailed energy assessment across the Moomba facility and plans to conduct similar reviews of other major sites operated by Santos within the first five-year program cycle. To this end, Santos will meet and exceed its obligations under the energy efficiency opportunities program.

Summary of assessments conducted

The Moomba facility consumes approximately 15 PJ of gas, equal to approximately 47% of Santos' total energy use.

Energy use at Santos' Moomba gas processing plant in central Australia has been assessed and opportunities for improving efficiency identified.

The assessment of energy efficiency opportunities at the Moomba facility was carried out between January 2006 and July 2008.

A significant number of energy saving opportunities were identified by this process, many of which have been implemented, are in the process of implementation, or are undergoing further investigation.

ENERGY EFFICIENCY REVIEW – AUSTRALIAN OPERATED ASSETS

Sites assessed	Energy use per annum in the year the assessment is completed	Energy data accuracy (if not within ±5%)
Moomba facility	14.9 PJ	±20%
Total	14.9 PJ	
Total as a % of total energy use of the group covered by this report	47%	

Energy data accuracy

Given the nature of the operations at the Moomba facility, energy use is unable to be measured to an accuracy of ±5%. This is due to a number of factors, including the utilisation of own product for fuel (thereby negating any prior requirement for fiscal metering), the age of certain assets, developed at a time when energy metering was not required, and the difficulty of retrofitting metering to these assets.

A review of the uncertainty level of all greenhouse and energy data is currently underway, aiming to assess current uncertainty, determine future requirements, and develop a plan to progress measurement in the future.

The energy assessments of the Moomba facility have been thorough and comprehensive. The assessments have two broad themes.

The first looked at energy efficiency measures associated with efficient use of fuel, including the efficiency of equipment such as burners, turbines, engines, heat exchangers, boilers, pumps, compressors and process plant operational procedures.

The second examined energy recovery measures associated with reducing loss of hydrocarbon to flare and vent.

All assessments have complied with the intent and key requirements of the energy efficiency opportunities program and have identified significant opportunities for achieving greater energy efficiency.



The Hon Kevin Rudd MP was the first Australian Prime Minister to visit Santos' Moomba operations, announcing the Australian Government's launch of a Global Carbon Capture and Storage Initiative. He is pictured with Nick Lagonik, General Manager Plant Operations & Reliability, and John Anderson, Vice President WA & NT.

1. IPCC 3rd Assessment Report, Working Group III, 2001.
2. State of the Energy Market 2008; Australian Energy Regulator Ch.8 (Upstream Gas Markets).
3. Santos' greenhouse gas emissions are reported as carbon dioxide equivalents and include carbon dioxide, methane and nitrous oxide.

Energy efficiency opportunities report (continued)

ENERGY EFFICIENCY ASSESSMENT – RESULTS AND RESPONSE

MOOMBA FACILITY

Status of opportunities		Number of opportunities	Estimated energy savings per annum by payback period (GJ)		Total estimated energy savings per annum (GJ)	Accuracy range (%)
			0 – 2 years	2 – 4 years		
Outcomes of assessment	Identified (accuracy ≤ ±30%)	12	4,046,000	426,000	4,472,000	±10 to ±30
	Identified (accuracy > ±30%)	6	873,000	39,000	912,000	±50
	Total identified	18	4,919,000	465,000	5,384,000	±10 to ±50
Santos' response	Under investigation	6	873,000	39,000	912,000	±50
	To be implemented	1	373,000	0	373,000	±20
	Implementation commenced	4	1,753,000	250,000	2,003,000	±10
	Implemented	4	1,760,000	0	1,760,000	±10
	Not to be implemented	3	160,000	176,000	336,000	±30





Above left: Energy use at Santos' Moomba facility was assessed during 2008 and opportunities for improving efficiency identified.

Above right: Cooper Basin oil wellheads feature energy efficient progressive cavity pumps and solar powered telemetry.

Energy efficiency opportunities report (continued)

SINGLE RESIDUE (EXPORT) COMPRESSOR

The Moomba plant was designed for one export compressor to service each of the two liquids recovery plant (LRP) trains. As demand for export compression from Moomba has reduced with declining plant throughput, compression can now be met within the capacity of a single residue compressor.

Before this project began, each compressor was required to run at a minimum flow constraint, effectively doubling the throughput of the compressors by recycling gas through the units.

The project, costing about $2 million to implement, enables sales gas from both LRP trains to be compressed in a single residue compressor, saving about 1,000 TJ of gas per year.

Since the implementation of the project on 21 October 2008, a noticeable improvement to the fuel gas consumption has been realised, with daily average fuel consumption reduced by about 4 TJ per day. These initial savings were further increased by the replacement of anti-surge recycle valves.

Additional benefits include significant maintenance savings and allowing for the mothballing of the third (redundancy) compressor.

MOOMBA WASTE HEAT BOILER REFURBISHMENT

The Moomba facility originally operated two waste heat boilers connected to the exhaust streams associated with the residue (export) compressors. One of the waste heat boilers was decommissioned a number of years ago, while the second boiler was shut down in 2006.

A plan was developed to isolate and refurbish the waste heat boiler at a cost of approximately $2 million, thereby utilising spent heat from the residue compressor to generate 'free' high pressure steam for use throughout the plant. The refurbished waste heat boiler will be able to produce approximately 28 tonnes per hour of steam, corresponding to a saving in fuel of about 1,200 TJ per year.

The first phase of the boiler refurbishment was completed in March 2008 and resulted in 80% return to service. The second phase involving the reinstallation of the economiser tube bank, which should enable 100% return to service, is expected to be completed in early 2009.

CO_2 TRAIN ABSORBER LEVEL CONTROL VALVES

The Moomba plant utilises Benfield absorber columns for removal of carbon dioxide from raw gas. Benfield solution is circulated through these columns using pumps powered by high pressure steam.

A power recovery turbine is connected to the pumps to reduce the amount of steam required to drive the pumps. These turbines are driven by the Benfield solution directed at high pressure from the absorber columns under level control.

Rapid degeneration of the upstream level control valves has historically resulted in poor power recovery to the turbines. This has resulted in more high pressure steam consumption than necessary and additional fuel consumption in the plant boilers to create the steam.

A project was initiated in 2007 to replace the level control valves on three of the absorber columns with customised valves more suited to the harsh, corrosive environment. The implementation is expected to cost approximately $1 million, and is anticipated to provide energy savings of about 300 TJ per year from improved power recovery to the turbines. The customised valves should also reduce the amount of plant down-time historically attributed to these valves.

Two of the three new absorber valves were replaced and commissioned in June 2008 and have shown promising results in improving the power recovery turbines' performance. The third valve was commissioned in late 2008.

DECLARATION

Controlling Corporation – Santos Ltd
Period to which this energy efficiency opportunities report relates: 1 January 2006 to 30 June 2008.

The information included in this energy efficiency opportunities report has been reviewed and noted by the Board of Directors and is to the best of my knowledge correct and in accordance with the *Energy Efficiency Opportunities Act 2006* and *Energy Efficiency Opportunities Regulations 2006*.

David Knox

David Knox
Chief Executive Officer and Managing Director

Glossary

barrel/bbl
The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

biodiversity
The natural variability of plants and animals, and the environments in which they live.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

CO_2-e
Carbon dioxide equivalent.

the company
Santos Ltd and its subsidiaries.

condensate
A natural gas liquid that occurs in association with natural gas and is mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

crude oil
A general term for unrefined liquid petroleum or hydrocarbons.

cultural heritage
Definitions of cultural heritage are highly varied. Cultural heritage can be considered to include property ('things' such as landscapes, places, structures, artefacts and archives) or a social, intellectual or spiritual inheritance.

exploration
Drilling, seismic or technical studies undertaken to identify and evaluate regions or prospects with the potential to contain hydrocarbons.

geoscience
Scientific disciplines related to the study of the earth.

greenhouse effect
The trapping of heat by certain gases in the earth's atmosphere in the same way that the glass in a greenhouse prevents heat from escaping and warms its internal environment.

greenhouse gas
A gas that contributes to the greenhouse effect by absorbing infrared radiation.

hazard
A source of potential harm.

hydrocarbon
Compounds containing only the elements hydrogen and carbon, which may exist as solids, liquids or gases.

liquids
A sales product in liquid form; for example, condensate and LPG.

LNG
Liquefied natural gas. Natural gas that has been liquefied by refrigeration to store or transport it. Generally, LNG comprises mainly methane.

LPG
Liquefied petroleum gas. A mixture of light hydrocarbons derived from oil-bearing strata which is gaseous at normal temperatures but which has been liquefied by refrigeration or pressure to store or transport it. Generally, LPG comprises mainly propane and butane.

lost time injury frequency rate (LTIFR)
A statistical measure of health and safety performance. A lost time injury is a work-related injury or illness that results in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. LTIFR is calculated as the number of lost time injuries per million hours worked.

market capitalisation
A measurement of a company's stock market value at a given date. Market capitalisation is calculated as the number of shares on issue multiplied by the closing share price on that given date.

medical treatment injury frequency rate (MTIFR)
A statistical measure of health and safety performance. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

mmboe
Million barrels of oil equivalent.

oil
A mixture of liquid hydrocarbons of different molecular weights.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}.

sales gas
Natural gas that has been processed by gas plant facilities and meets the required specifications under gas sales agreements.

Santos
Santos Ltd and its subsidiaries.

seismic survey
Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

top quartile
Top 25%.

total recordable case frequency rate (TRCFR)
A statistical measure of health and safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked.

CONVERSION	
Crude oil	1 barrel = 1 boe
Sales gas	1 petajoule = 171,937 boe
Condensate/ naphtha	1 barrel = 0.935 boe
LPG	1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

GRI and IPIECA/API index

Santos' 24 sustainability indicators are based on the Global Reporting Initiative (GRI) G3 reporting guidelines and the International Petroleum Industry Environmental Conservation Association (IPIECA) and American Petroleum Institute (API) reporting guidance.

Below is an index referencing Santos' 24 sustainability indicators, the international guidelines and relevant pages of this report.

This report provides a succinct overview of Santos' performance against these indicators.

Further detail on many of these indicators is provided in the Annual Report and the Santos website at www.santos.com/sustainability2008.

SANTOS SUSTAINABILITY INDICATORS	GRI G3 GUIDELINES	IPIECA/API GUIDANCE	SANTOS SUSTAINABILITY REPORT 2008
ECONOMIC			
Business partnerships' performance	–	–	pp.12–13 and Annual Report 2008
Financial performance	EC1, 4	ECO-1, A1, 2, A3	p.14 and Annual Report 2008
New project development and acquisitions	–	–	pp.12–13 and Annual Report 2008
Risk management	–	–	p.16 and Annual Report 2008
Security	–	–	p.17
Supply chain performance	EN1, 2, 26, 29, EC6	ECO-3	p.15
OUR PEOPLE			
Governance and policy	SO3, 4, 8, HR1, 2, 5, 6, 7, PR9, LA9	SOC-1, 6, 7, 9, ENV-6	pp.26–27 and Annual Report 2008
Health and wellbeing	LA8	H&S-1, 2, 3, 4, 5	pp.21–22
Safety	LA6, 7, HR8	H&S-1, 4	pp.19–20
Workforce capability	LA10, 11, 12	SOC-5, A3	p.23
Workforce composition, culture and commitment	LA1, 2, 13, 14, HR3, 4, EC7, LA5	SOC-4, A2	p.24
Workforce remuneration and benefits	LA3, 4, EC3, 5	ECO-A2	p.25
COMMUNITY			
Community wellbeing	SO1, EC9	SOC-8, A3, A4, A5	pp.33–35
External stakeholder engagement	–	SOC-8	p.31
Indigenous rights and cultural heritage	HR9	SOC-A6, A7	p.29
Product responsibility and reputation	EN26, 27, PR1, 2, 3, 4, 5, 6, 7, 8	–	p.36
Social infrastructure	EC8	SOC-A4	p.32
Transparency and disclosure	SO2, 5, 6, 7	SOC-A1, 2, 3	p.30 and Annual Report 2008
ENVIRONMENT			
Air quality	EN19, 20	ENV-A6, 4	p.41
Biodiversity and land disturbance	EN11, 12, 13, 14, 15	ENV-A9	pp.37 and 39
Climate change management	EN3, 4, 5, 6, 7, 16, 17, 18, EC2	ENV-3, 4, A6, 5, A8	pp.37 and 44–47*
Incidents and spills	EN23, 25, 28, 30	ENV-1, A1, A2	p.43
Waste management	EN22, 24	ENV-A3, A4, A5	p.42
Water resources	EN8, 9, 10, 21, 25	ENV-2, A7	pp.37 and 40

* Carbon Disclosure Project www.cdproject.net

Santos

Paper and printing of the Sustainability Report

This report is printed on Monza Recycled paper, which contains elemental chlorine-free (ECF) recycled fibre and fibre from sustainable plantation forests.

The paper is certified by the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial, and economically viable management of the world's forests.

The report was printed by Southern Colour, one of a small number of printers in Australia certified by the FSC to continue the chain of custody when printing on FSC-certified paper.

Southern Colour is certified for ISO 14001:2004 (Environmental Management Systems).

The printing process uses digital printing plates which eliminate film and associated chemicals. The vegetable-based inks use renewable sources such as flax, rather than the traditional mineral oils which emit higher volumes of greenhouse gases.

Help save paper by reading this report online

An electronic version of this report is available on Santos' website www.santos.com/sustainability2008. Shareholders who do not require a printed Sustainability Report, or who receive more than one copy due to multiple shareholdings, can help reduce the number of copies printed by advising the Share Register in writing of changes to their report mailing preferences.

Shareholders who choose not to receive a printed report will continue to receive all other shareholder information, including notices of shareholders' meetings.

Corporate directory

Santos Ltd
ABN 80 007 550 923

Registered and Head Office
Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5050

Share Register
Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5950

USEFUL EMAIL CONTACTS

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website
www.santos.com

OFFICES

Brisbane
Level 14 Santos House
60 Edward Street
Brisbane Queensland 4000
Telephone: 61 7 3838 3666
Facsimile: 61 7 3838 3700

Perth
Level 28 Forrest Centre
221 St Georges Terrace
Perth Western Australia 6000
Telephone: 61 8 9333 9500
Facsimile: 61 8 9333 9571

Gladstone
114 Goondoon Street
Gladstone Queensland 4680
Telephone: 61 7 4970 8419
Facsimile: 61 7 4970 8444

Roma
39 Currey Street
Roma Queensland 4455
Telephone: 61 7 4622 2400
Facsimile: 61 7 4622 3476

Port Bonython
PO Box 344
Whyalla South Australia 5600
Telephone: 61 8 8649 0100
Facsimile: 61 8 8649 0200

Jakarta
Santos Asia Pacific Pty Ltd
Level 4 Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6221 JKS GN
Jakarta 12060 Indonesia
Telephone: 62 21 2750 2750
Facsimile: 62 21 720 4503

Port Moresby
Barracuda Ltd
Level 8 Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby
Papua New Guinea
Telephone: 675 321 2633
Facsimile: 675 321 2847

Hanoi
Santos Vietnam Pty Ltd
Suite 701 Level 7
39 A Ngo Quyen
Hanoi Vietnam
Telephone: 84 4 2220 6000
Facsimile: 84 4 2220 6002

New Delhi
Santos International Operations Pty Ltd
1401 & 1402 Level 14
Narain Manzil
23 Barakhamba Road
Connaught Place
New Delhi 110 001 India
Telephone: 91 11 4351 2000
Fascimile: 91 11 4351 2070

Bishkek
CJSC South Petroleum Company
Str. Isanova, 128. Bishkek
Kyrgyzstan 720033
Telephone: 996 312 90 1004
Facsimile: 996 312 90 1005

Designed and produced by WellmarkPerspexa.com, FSC publisher/paper user of the year 2008.

Santos

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of members of Santos Limited will be held at the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide, South Australia on Wednesday 6 May 2009 at 10.00 am.

ORDINARY BUSINESS

1. To receive and consider the Financial Report for the year ended 31 December 2008 and the reports of the Directors and the Auditor.

2. To re-elect Directors

   (a) Mr Kenneth Charles Borda retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

   (b) Mr Roy Alexander Franklin retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

3. **Remuneration Report**

To consider, and if thought fit, pass the following non-binding resolution as an ordinary resolution:

> "That the Remuneration Report for the year ended 31 December 2008 be adopted".

Note: The vote on this resolution is advisory only.

SPECIAL BUSINESS

4. **Constitution: Proportional Takeover Provisions**

To consider and, if thought fit, pass the following resolution as a special resolution:

> "That the Constitution of Santos Limited be amended by deleting the whole of the existing rule 70 and replacing it with a new rule 70 in the terms as specified in Schedule 1 to the 2009 Notice of Annual General Meeting".

VOTING ENTITLEMENT

The Board has determined in accordance with the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 6.30 pm (Adelaide time) on Monday, 4 May 2009.

By Order of the Board

James Baulderstone
Company Secretary

Ground Floor
Santos Centre
60 Flinders Street
Adelaide, South Australia, 5000

18 March 2009

EXPLANATORY NOTES

1 Financial and Statutory Reports

As required by section 317 of the *Corporations Act 2001*, the Financial Report and the reports of the Directors and the Auditor for the financial year ended 31 December 2008 will be laid before the meeting.

During this item of business, shareholders will be given a reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company. Shareholders will also be given a reasonable opportunity to ask a representative of the Company's Auditor, Ernst & Young, questions in relation to the conduct of the audit (including the independence of the Auditor), and the accounting policies adopted by the Company.

2 Re-election of Directors

Rule 34 of the Company's Constitution specifies that at every Annual General Meeting of the Company, one third of the Directors who have been longest in office since the date of their last election or appointment (excluding the Managing Director and any Director not yet elected) must retire. No Director may hold office without re-election beyond the third Annual General Meeting following the meeting at which the Director was last elected or re-elected. Accordingly, Mr Kenneth Charles Borda and Mr Roy Alexander Franklin will each retire and seek re-election at the Annual General Meeting.

Brief biographical details of each of the Directors standing for re-election are set out below:-



Mr Kenneth Charles Borda

LLB, BA, age 56

Ken Borda was appointed as an independent non-executive Director on 14 February 2007. He is Chairman of the Finance Committee of the Board.

Since February 2007, Mr Borda has been a Board member of Fullerton Funds Management, owned by Temasek, Singapore. He was also appointed as a non-executive director of Ithmaar Bank (Bahrain) on 16 February 2007, Leighton Contractors Pty Ltd on 1 July 2007 and Talent2 International Limited on 1 August 2008. He was appointed to the Asian Advisory Board of Aviva Pte Ltd in Singapore on 1 February 2009.

Mr Borda was previously a Board member of SFE Corporation for over five years until its acquisition by the Australian Stock Exchange Ltd in July 2006.

Mr Borda was previously CEO of Middle East and North Africa for Deutsche Bank, before his retirement on 1 May 2007. He was formerly Regional CEO Asia Pacific and CEO Australia and New Zealand, Deutsche Bank. Mr Borda was a director of Deutsche Bank Malaysia from 2002 until his retirement on 1 May 2007.

An internal Board review was conducted in early 2009, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Borda as a candidate for re-election.

Mr Borda says: *"One of the primary roles of non-executive directors is to ensure shareholder interests are protected and enhanced as the company seeks to balance its annual performance objectives with the execution of its longer term strategy.*

My experience in law and banking and now as an independent director for companies in diverse industry sectors both overseas and in Australia, brings another unique perspective to the Board's deliberations. I have direct experience in global financial markets and fundraising from different segments of these markets. This is particularly important in my role as Chairman of the Finance Committee.

I look forward to continuing to work with my Board colleagues to deliver ongoing value to all shareholders."

The Board (with Mr Borda abstaining) recommends that shareholders vote in favour of the election of Mr Borda.



Mr Roy Alexander Franklin OBE

BSc (Hons), age 55

Roy Franklin was appointed as an independent non-executive Director on 28 September 2006. He is a member of the Environment, Health, Safety and Sustainability Committee of the Board.

Non-executive Chairman of Bateman Litwin NV since May 2006 and of Novera Energy plc since May 2007, Mr Franklin also holds non-executive directorships of Keller Group plc (appointed 19 July 2007) and StatoilHydro ASA (1 October 2007).

Mr Franklin's former positions were as Chief Executive Officer of Paladin Resources plc 1997 – 2005 and former Group Managing Director of Clyde Petroleum plc. Other former roles include Chairman of BRINDEX, the trade association for UK independent oil and gas companies

(2002 – 2005) and member of PILOT, the joint industry/UK Government task force set up to maximise hydrocarbon recovery from the UK North Sea (2002 – 2005). In 2004 he was awarded the OBE for services to the UK oil and gas industry.

An internal Board review was conducted in early 2009, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Franklin as a candidate for re-election.

Mr Franklin says: *"Santos has a world-class resource base and these are exciting if challenging times for the Company as it enters a period of unprecedented investment and growth.*

I believe that my 35 years of international upstream oil and gas experience which has included running two of the leading and successful UK independent oil and gas companies gives me an excellent understanding of the issues facing Santos and enables me to make a significant contribution to Board debate on the best way forward for the Company."

The Board (with Mr Franklin abstaining) recommends that shareholders vote in favour of the election of Mr Franklin.

3 Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 50 to 67 of the 2008 Annual Report and is also available from the Company's website (www.santos.com).

The Remuneration Report:

- outlines the key developments that impacted on Santos' remuneration strategy during 2008;
- explains the Board's policies in relation to the objectives and structure of remuneration;
- highlights the links between the Company's performance and the remuneration received by Directors and senior executives;
- provides a detailed summary of the components of remuneration for Directors and senior executives, including relevant performance conditions; and
- sets out the remuneration details for the Directors and other key management personnel of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote on the Remuneration Report is advisory only and does not bind the Directors or the Company, in accordance with section 250R of the *Corporations Act 2001*.

The Board recommends that shareholders vote to adopt the Remuneration Report.

4 Constitution – Proportional Takeover Rule

Rule 70 of the Company's constitution currently contains provisions dealing with proportional takeover bids for Santos Limited shares in accordance with the *Corporations Act 2001*.

Under the *Corporations Act 2001*, the provisions must be renewed every three years or they will cease to have effect. The current provisions will automatically cease to have effect after 3 May 2009 and accordingly it is proposed to reinsert them into the constitution. If reinserted, the proposed new rule 70 will operate on substantively the same basis as the existing rule 70.

The *Corporations Act 2001* requires that the following information be provided to shareholders when they are considering the inclusion of proportional takeover provisions in a constitution.

What is a proportional takeover bid, and why do we need the proportional takeover approval provisions?

A proportional takeover bid (referred to in the existing rule 70 as a "partial takeover") includes the bidder offering to buy a proportion only of each shareholder's shares in the Company. This means that control of the Company may pass without members having the chance to sell all their shares to the bidder. It also means the bidder may take control of the Company without paying an adequate amount for gaining control.

In order to deal with this possibility, the Company may provide in its constitution that:

- in the event of a proportional takeover bid being made for shares in the Company, members are required to vote by ordinary resolution and collectively decide whether to accept or reject the offer; and
- the majority decision of the Company's members will be binding on all individual members.

The directors consider that members should be able to vote on whether a proportional takeover bid ought to proceed given such a bid might otherwise allow control of the Company to change without members being given the opportunity to dispose of all of their shares for a satisfactory control premium. The directors also believe that the right to vote on a proportional takeover bid may avoid members feeling pressure to accept the bid even if they do not want it to succeed.

What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the directors must ensure that members vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority. Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote. However, the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Act and the Company's constitution.

The bid will be taken to have been approved if the resolution is not voted on within the deadline specified under the Corporations Act.

The proportional takeover approval provisions do not apply to full takeover bids, and only apply for 3 years after the date they are adopted as part of the Company's constitution. As noted above, the provisions may be renewed or reinserted upon the expiry of the initial 3 year period, but only by a special resolution passed by shareholders.

Potential advantages and disadvantages

While the reinsertion of rule 70 will allow the directors to ascertain members' views on a proportional takeover bid, it does not otherwise offer any advantage or disadvantage to the directors who remain free to make their own recommendation as to whether the bid should be accepted.

The provisions in rule 70 will ensure that all members have an opportunity to study a proportional bid proposal and vote on the bid at a general meeting. This is likely to ensure a potential bidder structures its offer in a way which is attractive to a majority of members, including appropriate pricing. Similarly, knowing the view of the majority of members may help individual members assess the likely outcome of the proportional takeover when determining whether to accept or reject the offer.

However, it is also possible that the inclusion of such provisions in the constitution may discourage proportional takeover bids and may reduce any speculative element in the market price of the Company's shares arising from the possibility of a takeover offer being made. The inclusion of the provisions may also be considered to constitute an unwarranted additional restriction of the ability of members to freely deal with their shares.

The Board considers that the potential advantages for members of the proportional takeover approval provisions outweigh the potential disadvantages.

As at the date on which this statement was prepared, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

SCHEDULE 1 – CONSTITUTION AMENDMENT

70 Proportional Takeovers

(a) In this rule 70:

Approving Resolution means, in relation to a Proportional Takeover Bid, a resolution to approve the Proportional Takeover Bid passed in accordance with this rule 70;

Approving Resolution Deadline means, in relation to a Proportional Takeover Bid, the day that is 14 days before the last day of the bid period, during which the offers under the Proportional Takeover Bid remain open or at a later day allowed by the Australian Securities and Investments Commission;

Proportional Takeover Bid means a takeover bid that is made or purports to be made under section 618(1)(b) of the Act in respect of securities included in a class of securities in the company;

Relevant Class means, in relation to a Proportional Takeover Bid, the class of securities in the company in respect of which offers are made under the Proportional Takeover Bid.

(b) A transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid must not be registered unless an Approving Resolution to approve the Proportional Takeover Bid has been passed or is taken to have been passed in accordance with this rule 70.

(c) Where offers have been made under a Proportional Takeover Bid for securities of the company, the directors must, before the Approving Resolution deadline:

(1) convene a meeting of the persons entitled to vote on the Approving Resolution for the purpose of considering and, if thought fit, passing a resolution to approve the Proportional Takeover Bid; and

(2) ensure that the resolution is voted on in accordance with this rule 70.

(d) The provisions of this constitution relating to general meetings apply, with such modification as the circumstances require, to a meeting that is convened under rule 70(c), as if that meeting were a general meeting of the company.

(e) The bidder under a Proportional Takeover Bid and any associates of the bidder are not entitled to vote on the Approving Resolution and if they do vote, their votes must not be counted.

(f) Subject to rule 70(e), a person who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held securities of the Relevant Class, is entitled to vote on the Approving Resolution relating to the Proportional Takeover Bid.

(g) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(h) If an Approving Resolution has not been voted on in accordance with this rule 70 as at the end of the day before the Approving Resolution Deadline, an Approving Resolution will be taken to have been passed in accordance with this rule 70 on the Approving Resolution Deadline.

(i) This rule 70 will cease to have effect at the end of 3 years beginning:

(1) where it has not been renewed in accordance with the Act, on the date the rule was adopted by the company; or

(2) where it has been renewed in accordance with the Act, on the date the rule was last renewed.

NOTES RELATING TO VOTING

1. The Board has determined in accordance with the Rules of the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 6.30 pm Adelaide time on Monday, 4 May 2009.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8116 5568 or by sending a fax to 08 8116 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.
4. A proxy need not be a member of the Company.
5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.
6. Where a member which is a corporation appoints a representative under section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A Form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.
7. Where a member appoints a body corporate as proxy, that body corporate will need to ensure that:
   - it appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act (the Form of Appointment included with this Notice can be used for this purpose); and
   - the instrument appointing the corporate representative is received by the Company at its registered office by the time referred to in paragraph 9 below.
8. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or where the person appointed on the form is absent.
9. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia 5000, (fax number is 08 8116 5950) or at its postal address, GPO Box 2455, Adelaide, South Australia 5001, not later than 10.00 am Adelaide time on Monday, 4 May 2009.
10. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by a duly executed power of attorney. The power of attorney must be received by the Company at its registered office by the time referred to in paragraph 9 above.
11. If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

Santos Ltd
ABN 80 007 550 923

Proxy Form

All communications to:
Ground Floor
Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5950

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the individual or body corporate you are appointing if this person **is someone other** than the Chairman of the Meeting) ☐

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Wednesday, 6 May 2009 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 10.00 am (Adelaide time) on Monday 4 May 2009.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) X in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To re-elect Mr Kenneth Charles Borda as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Roy Alexander Franklin as a director.	☐	☐	☐
Resolution 3 (Non-binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 4 To insert proportional takeover provisions in the constitution.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless a second proxy is appointed. ☐ % or ☐ number

B SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2009

Contact Phone Number

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the *Corporations Act 2001* or by an authorised officer or attorney of the securityholder. The completed form must be received at the Company's Registered Office no later than 10.00 am (Adelaide time) on Monday 4 May 2009.

Company Seal

For issuer sponsored holdings only, insert details of any change of address or amendment in the box below.

Santos Ltd
ABN 80 007 550 923

Admittance Slip

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Wednesday 6 May 2009 at 10.00 am are requested to complete this slip and present it at the registration desk.

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section below headed "Shareholders' Visit to Moomba").

Signature

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

Appointment of corporate representative

Pursuant to Section 250D of the *Corporations Act*

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting.

In the case of a body corporate appointed by a member as proxy, this form must be returned to the Company at its registered office by 10.00 am (Adelaide time) on Monday 4 May 2009. For a corporation that is a member, the appointed representative can present this form at the registration desk on the day of the meeting.

(Print the full name of the corporation)

certifies that ______________________

(Print the full name of the individual appointed)

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Wednesday 6 May 2009 at 10.00 am and at any adjournment thereof.

Dated ______________________ 2009

COMPANY SEAL (If applicable)

*Director / Sole Director and Sole Secretary

*Director / Secretary

* delete as applicable

Shareholders' visit to Moomba

During the past twenty-seven years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2009. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons from the visit notwithstanding that they may have been successful in the ballot.